

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 22, 2006

Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000
Atrium Two
221 E. Fourth Street
Post Office Box 0236
Cincinnati, OH 45201-0236

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2006

Re: First Franklin Corporation
Incoming letter dated December 29, 2005

Dear Ms. Abare:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to First Franklin by James Bien. We also have received a letter on the proponent's behalf dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: James Bien
6 Mariner's Cove
Cincinnati, OH 45249

Vorys, Sater, Seymour and Pease LLP

Suite 2000 • Atrium Two • 221 E. Fourth Street • Post Office Box 0236 • Cincinnati, Ohio 45201-0236 • Telephone (513) 723-4000 • Facsimile (513) 723-4056

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

COLUMBUS
52 East Gay St.
PO Box 1008
Columbus, OH 43216-1008
Tel 614.464.6400
Fax 614.464.6350
Cable VORYSATER

WASHINGTON
1828 L Street NW
Eleventh Floor
Washington, D.C. 20036-5109
Tel 202.467.8800
Fax 202.467.8900

CLEVELAND
2100 One Cleveland Center
1375 East Ninth St.
Cleveland, OH 44114-1724
Tel 216.479.6100
Fax 216.479.6060

ALEXANDRIA
277 South Washington St.
Suite 310
Alexandria, VA 22314
Tel 703.837.6999
Fax 703.549.4492

AKRON
106 South Main Street
Suite 1100
Akron, OH 44308
Tel 330.208.1000
Fax 330.208.1001

Terri Reyering Abare
Direct Dial (513) 723-4001
Facsimile (513) 852-7810
E-Mail - trabare@vssp.com

December 29, 2005

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: First Franklin Corporation – Commission File No. 000-16392
Statement of Reasons for Omission of Shareholder Proposal
Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

We write on behalf of our client, First Franklin Corporation (the "Company"), with regard to a shareholder proposal dated November 22, 2005 (the "Bien Proposal") submitted by James W. Bien in connection with the Company's 2006 annual meeting of stockholders. We hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Bien Proposal and Mr. Bien's supporting statement from the proxy statement and form of proxy for the Company's 2006 annual meeting of stockholders (the "2006 Proxy Statement"). Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Company proposes to omit the Bien Proposal from the 2006 Proxy Statement. The Company requests that the Staff of the Division of Corporation Finance of the Commission (the "Staff") recommend to the Commission that it take no enforcement action if the Company excludes the Bien Proposal from its 2006 Proxy Statement, pursuant to Rule 14a-8(i)(7) and the guidance offered by the Staff's recent no-action letters, particularly the letters to First Charter Corporation ("First Charter"), Medallion Financial Corporation ("Medallion") and BKF Capital Group, Inc. ("BKF"). See First Charter Corp., 2005 WL 120303 (Jan. 18, 2005); Medallion Fin. Corp., 2004 WL 1091896 (May 11, 2004); and BKF Capital Group, Inc., 2004 WL 444528 (February 27, 2004).

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six copies of this letter and its attachments. We are forwarding a copy of this letter to Mr. Bien, with a copy to his legal counsel, as notice, pursuant to Rule 14a-8(j), of the Company's intention to omit the Bien Proposal from the 2006 Proxy Statement.

We anticipate that the Company's 2006 annual meeting of stockholders will be held on April 24, 2006 and that the 2006 Proxy Statement will be mailed and filed with the Commission on or about March 24, 2006.

I. Procedural Matters.

On November 25, 2005, the Company received a letter dated November 22, 2005, from Mr. Bien setting forth the Bien Proposal. A copy of the Mr. Bien's letter is attached as Exhibit A. On December 1, 2005, the Company sent by Certified U.S. Mail to Mr. Bien a notice of defects (the "Defect Notice") regarding his failure to demonstrate his ownership of Company stock pursuant to Rule 14a-8(b). On December 7, 2005, the Company sent another copy of the Defect Notice to Mr. Bien by overnight delivery because the Company had not received confirmation of delivery of the copy sent by Certified Mail. Mr. Bien responded to the Defect Notice and submitted additional information evidencing his ownership of Company stock. Copies of the Defect Notice and Mr. Bien's response are attached as Exhibits B and C.

II. The Company may exclude the Bien Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Bien Proposal reads as follows:

> RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Bank firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders.

A registrant may omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7); see Release No. 34-12999 (November 22, 1976). As the Commission has explained, "[t]he general underlying policy of this [rule] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). The Company is a Delaware corporation, and Delaware is clearly among the states which reserve to the board of directors the resolution of ordinary business matters. See Delaware General Corporation Law § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). The ordinary business rule codified in Rule 14a-8(i)(7) permits a registrant to exclude shareholder proposals addressing "ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999.

The Bien Proposal requests that the Board "engage the services of an Investment Bank firm to evaluate alternatives that could enhance shareholder value." Actions that are often considered to enhance shareholder value include things such as repurchasing shares, increasing dividends, streamlining or expanding existing business operations, acquiring the assets of competitors or reducing operating costs, all of which are ordinary business matters that do not require shareholder approval. Determining which one or more of the many courses of action the Company should pursue to enhance shareholder value requires intimate knowledge of the Company's business and operations and entails the kind of complex analysis that the ordinary business rule is intended to protect from shareholder interference. See Release No. 34-40018; Release No. 34-12999.

The Staff has routinely approved the exclusion of shareholder proposals under Rule 14a-8(i)(7) as an ordinary matter of business strategy when, like the Bien Proposal, the shareholder proposal directs the retention of third-party advisors to investigate strategic alternatives. See, e.g., First Charter Corp., 2005 WL 120303 (allowing exclusion of proposal to establish independent director committee and retain investment bank to explore strategic alternatives, including the solicitation, evaluation and negotiation of offers to purchase the company); Medallion Fin. Corp., 2004 WL 1091896 (allowing exclusion of proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including sale of company); BKF Capital Group, 2004 WL 444528 (allowing exclusion of proposal to engage investment banking firm to evaluate alternatives to maximize stockholder value including sale of company); Lancer Corporation, 2002 WL 538681 (March 13, 2002) (allowing exclusion of proposal to retain investment bank to develop valuation of shares and explore strategic alternatives to maximize value); Virginia Capital Bancshares, Inc., 2001 WL 47250 (Jan. 16, 2001) (allowing exclusion of proposal to retain investment bank to prepare report enumerating ways to improve stock value); Marsh Supermarkets, Inc., 2000 WL 565118 (May 8, 2000) (allowing exclusion of proposal that board consider engaging investment banker to explore all alternatives to enhance value of company).

The mention in the Bien Proposal that alternatives for enhancing shareholder value may include, but are "not limited to, a merger or outright sale" of the Company does not alter the fact that the proposal deals primarily with matters of ordinary business. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) when a shareholder proposal combines ordinary business and extraordinary business matters. See First Charter Corp., 2005 WL 120303; Medallion Fin. Corp., 2004 WL 1091896; BKF Capital Group, 2004 WL 444528; Vista Bancorp, Inc., 2001 WL 65675 (Jan 22, 2001) (allowing exclusion of proposal to retain a qualified financial advisory and bank consulting firm to explore strategic alternatives, including acquisition opportunities, "merger of equals," and sale to or merger with a larger financial institution); E*Trade Group, Inc. (October 31, 2000) (allowing exclusion of proposal to establish a board committee to explore ways to enhance shareholder value, including considering a merger or sale of the Company, changes in executive compensation, reduction in staff or dismissal and replacement of executive officers); Bowl America, Inc., 2000 WL 1357919 (Sept. 19, 2000) (allowing exclusion of proposal to hire investment banker to review and recommend ways to enhance shareholder value, where review should include, but not be limited to, possible sale, merger, liquidation, other reorganization or privatization of the company, sale of real estate assets and sale of investment assets); NACCO Industries (March 29, 2000) (allowing exclusion of proposal to retain investment bank to explore all alternatives to enhance company value, including possible sale, merger or other transaction for any or all assets of the company); Sears, Roebuck & Co. (February 7, 2000) (allowing exclusion of proposal to retain investment bank to prepare for a sale of all or parts of the company).

The Bien Proposal includes a "request" that, in addition to the retention of an investment banker, "the Board take all other steps necessary to actively seek a sale or merger . . . on terms that will maximize share value." In First Charter, the proponents expanded their basic proposal (to "explore strategic alternatives to maximize shareholder value, including the sale of the company") to include authorizing the negotiation of offers for the sale of the company and, if it were determined that a sale would maximize shareholder value, directing management to work to secure regulatory approval to effect the sale. See First Charter Corp., 2005 WL 120303. Of the many shareholder proposals considered by the Staff in recent years, the Bien Proposal most closely resembles the First Charter proposal which the staff permitted First Charter to exclude, despite the reference to an extraordinary transaction, because it primarily addressed the enhancement of shareholder value, which may be accomplished through a variety of non-extraordinary means.

In the Allegheny Valley Bancorp ("Allegheny") and Bergen Brunswig Corporation ("Bergen") no-action letters, where the Staff did not permit the exclusion of shareholder proposals, the proposals at issue unequivocally sought to effect extraordinary corporate transactions and did not include ordinary business matters. See Allegheny Valley Bancorp, Inc., 2001 WL 10266 (January 3, 2001) (declining to approve exclusion of proposal to retain investment bank for purpose of soliciting offers for the company's stock or assets and present highest cash offer to shareholders); Bergen Brunswig Corporation, 2000 WL 1788222 (Dec. 6, 2000) (declining to approve exclusion of proposal for board of directors to arrange for prompt sale of company to highest bidder). The Bien Proposal directs the Board to engage an investment bank to investigate ways to enhance shareholder value, mentioning a merger or sale of the Company as only one option among many matters of ordinary business to be evaluated. Unlike the Allegheny and Bergen proposals, the Bien Proposal addresses matters of ordinary business and does not have as its primary object or focus an extraordinary transaction.

III. Conclusion.

The Bien Proposal relates to ordinary business matters, intruding upon the Board's statutory authority to manage the business and affairs of the Company. Following the analysis of the Medallion, BKF and First Charter decisions, and consistent with the Commission's long-standing policy of reserving ordinary business matters to the discretion of the board of directors, the Company should be allowed to exclude the Bien Proposal from its 2006 Proxy Statement. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Company omits the Bien Proposal from the 2006 Proxy Statement pursuant to Rule 14a-8(i)(7).

If the Staff disagrees with the Company's positions or its interpretations of prior Staff no-action letters, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information or has any questions or comments regarding this letter, please call me at (513) 723-4001 or Jason L. Hodges at (513) 723-8590.

Very truly yours,

Terri Reyering Abare

Enclosures

cc: Mr. Thomas H. Siemers, First Franklin Corporation
Mr. James Bien
C. Bradford Harris, Esq., Frost Brown Todd LLC

EXHIBIT A

Mr. James Bien
6 Mariner's Cove
Cincinnati, Ohio 45249
(513) 469-7433

November 22, 2005

First Franklin Corporation
Attn: Corporate Secretary, First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

Re: Shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Dear Ms. Schmidt:

Attached, please find a shareholder proposal for inclusion in the proxy statement to be prepared by First Franklin for the 2006 annual meeting of shareholders. The proposal and accompanying supporting statement conform, in all respects, to the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, under which First Franklin is required to include the attached proposal and supporting statement in the proxy materials First Franklin sends to shareholders so that the shareholders may direct the proxy holder how to vote on the proposal.

Also, please find attached a written statement from Fig Partners, LLC, the record holder of the shares of First Franklin owned by me, stating that I have continuously held the shares for at least one year and hold them on the date of submission of the proposal. These shares are worth more than $2,000 in market value, as required by Rule 14a-8. By this letter, I state my intention to continue to hold the securities through the date of the 2006 annual meeting of shareholders.

I also plan to attend the 2006 annual meeting of shareholders personally, or through a representative, to present the proposal.

Please direct any comments or questions you have concerning this demand to me at (513) 469-7433.

Sincerely yours,

James Bien

Enclosures

LEXLibrary 0005650.0471412 282054v.3

RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders.

You are urged to vote "Yes" for this proposal for the following reasons:

- I believe that First Franklin is in decline and is unlikely to get stronger without merging or being sold to a larger financial institution with different management, solid financial resources and a better track record of providing a reasonable return to shareholders.
- First Franklin has performed significantly below the average performance of similar banks in the past five years according to information provided by the research firm SNL Financial. The SNL Thrift Index, an index of traded Thrifts created by SNL Financial, has shown average total return performance of 891% from January 1, 1993 to September 15, 2005 for the thrifts within the index, while First Franklin has only experienced a 227% increase in total return performance during the same time period.
- First Franklin's Return on Average Assets (ROAA) was .24 in 2004, compared to an aggregate ROAA for the SNL Financial Thrift Index of 1.03. In fact, First Franklin consistently has a ROAA below the SNL Thrift Index.
- First Franklin's Return on Average Equity (ROAE) was 2.8 in 2004, compared to an aggregate ROAE for the SNL Financial Thrift Index of 12.29. As with ROAA, First Franklin consistently has ROAE below the SNL Thrift Index.
- According to SNL Financial, from January 1, 2005, to October 31, 2005 , sales of bank and thrift stock in buyouts have brought shareholders consideration averaging 1.88 times book value of the shares sold. If First Franklin shareholders received a similar price per share, we believe shareholders could receive approximately $27 per share.
- Many similar thrifts have merged with larger financial institutions, and shareholders of these acquired banks have received premiums over market price.

Because changes in the federal interstate banking laws have significantly reduced geographic restrictions for interstate banking activity, there has been more competition from larger and more efficient banks. First Franklin is too small to compete effectively in this environment. Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of First Franklin. The Board of Directors should take advantage of the active market for financial institution consolidation by immediately seeking out opportunities to merge into a larger and more competitive financial institution or find an opportunity for shareholders to sell their stock to a larger and more competitive financial institution. A vote for this shareholder proposal would benefit all shareholders.



Ideas and Execution on Financial Institutions

November 23, 2005

First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

To Whom It May Concern:

This is to advise you that as of the date of this letter, the James W. Bien IRA account, held at First Clearing LLC, owns 7,500 shares of Franklin Financial Corporation and will own them on the 25th of November. These shares have been owned continuously for more than one year.

Sincerely,

Lauren B. Jones
Chief Compliance Officer

100 Colony Square, 1175 Peachtree Street NE, Suite 2250, Atlanta, Georgia 30361 • Toll Free 866-344-2657 • Phone 404-601-7200 • www.figpartners.com

EXHIBIT B

First Franklin Corporation
4750 Ashwood Drive • P.O. Box 415739
Cincinnati, Ohio 45241-5739 • (513) 469-5352 • FAX: (513) 469-5360

December 1, 2005

VIA CERTIFIED U.S. MAIL

Mr. James Bien
6 Mariner's Cove
Cincinnati, Ohio 45249

Re: Shareholder Proposal Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Bien:

On November 25, 2005, First Franklin Corporation (the "Company") received your letter dated November 22, 2005, requesting inclusion of a shareholder proposal in the Company's proxy materials for the 2006 annual meeting of shareholders. Rule 14a-8 under the Exchange Act, a copy of which is enclosed with this letter for your reference, contains certain procedural eligibility requirements for shareholders wishing to include a proposal in the Company's proxy materials. As discussed below, you have not met these eligibility requirements.

To be eligible to place a shareholder proposal in the Company's proxy materials, you must have owned common shares of the Company with a value of at least $2,000 for at least one year as of the date you submit the proposal, and you must continue to hold such shares through the date of the annual meeting. In our stockholder records you are listed as the record holder of 100 shares of the Company which have a value of less than $2,000 and which, according to our records, have been held of record by you for less than one year. Based on your record ownership you are not entitled to submit a proposal under Rule 14a-8.

For shares that you own but that are not held of record by you, Rule 14a-8(b) provides that you must prove your eligibility to the Company in one of two ways. The first is by submitting a written statement from the record holder of the shares verifying that, at the time you submitted your proposal, you had continuously held common shares of the Company for at least one year. The second is by providing a copy of a filed Schedule 13D or 13G, or a Form 3, 4 or 5 (or amendment or updates to those schedules or forms) reflecting your ownership of the required amount of shares for at least one year.

You submitted a letter from FIG Partners as proof of your ownership of 7,500 common shares of the Company. This letter does not satisfy the requirements of Rule 14a-8. According to our stockholder list, FIG Partners is not a record holder of common shares of the Company. The letter from FIG Partners also references an IRA "held at First Clearing LLC." First Clearing, LLC also does not appear on our stockholder list as a record holder of common shares of the Company. Further, the letter from FIG Partners references shares of "Franklin Financial Corporation," an entity unrelated to the Company, and does not set forth your ownership of any shares of the Company.

Lastly, the letter from FIG Partners is dated as of November 23rd and states that you have held shares for one year as of the date of the letter. Rule 14a-8(b) requires that a written statement from a record holder must verify that the shares have been held for one year "at the time you submitted your proposal." The statement from FIG Partners does not comply with that provision.

For the reasons discussed above and consistent with Rule 14a-8(f), the Company hereby notifies you that you have failed to prove your eligibility to submit a shareholder proposal under Rule 14a-8. Pursuant to Rule 14a-8(f), you have 14 calendar days from the date you receive this letter to correct the deficiencies in your submission. In order to satisfy the requirements of Rule 14a-8, proof of ownership must be in the form of a written statement from the record holder of the shares verifying that you had continuously held shares of the Company for at least one year and the statement must be dated as of the date you submit your proposal. If you do not meet the eligibility requirements in a timely manner, the Company may exclude your proposal from its proxy materials. Rule 14a-8 sets forth numerous circumstances in which the Company may properly exclude your proposal from its proxy materials, even if the requirements discussed above are met. Please be advised that this letter in no way waives the Company's right to take further steps to cause your proposal to be omitted from the proxy materials for the 2006 annual meeting.

Sincerely,

Thomas H. Siemers
President

THS:sa
encl.

C

**CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 240--GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A--RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATION OF PROXIES**

Current through November 21, 2005; 70 FR 70481

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause,

the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR 68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

<General Materials (GM) - References, Annotations, or Tables>

First Franklin Corporation

4750 Ashwood Drive • P.O. Box 415739
Cincinnati, Ohio 45241-5739 • (513) 469-5352 • FAX: (513) 469-5360

December 7, 2005

James Bien
6 Mariner's Cove
Cincinnati, Ohio 45249

Dear Mr. Bien:

Since we have not received confirmation of your receiving our December 1, 2005, mailing, we are resending it via Federal Express.

Sincerely,

Thomas H. Siemers
President

enclosure

EXHIBIT C

Mr. James Bien
6 Mariner's Cove
Cincinnati, Ohio 45249
(513) 469-7433

December 15, 2005

First Franklin Corporation
Attn: Corporate Secretary, First Franklin Corporation
Attn: President, First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

VIA FACSIMILE & U.S. MAIL

Re: Response to letter dated December 1, 2005, from Thomas H. Siemers, President of First Franklin Corporation ("First Franklin"), and received on or about December 7, 2005, responding to Shareholder Proposal submitted pursuant to 17 CFR 240.14a-8 and the Securities Exchange Act of 1934, as amended.

Dear Ms. Schmidt and Mr. Siemers:

This letter is sent to provide further proof that I meet the requirements of 17 CFR 14a-8(b), as requested by the letter of Mr. Thomas H. Siemers dated December 1, 2005 and received by me on or about December 7, 2005.

Attached, please find a written statement from First Clearing LLC, the record holder of 7,500 of the shares of First Franklin owned by me, in my IRA account (James W. Bien (IRA) FCC as Custodian), stating that I have continuously held these shares for at least one year prior to and on November 25, 2005, the date that I submitted my Shareholder Proposal pursuant to Rule 14a-8. These shares are reflected on your shareholder records as "James W. Bien (IRA), FCC as Custodian, 6 Mariner's Cove, Cincinnati, Ohio 45249-1791"). Also attached are account statements from Fig Partners, LLC indicating my ownership of the shares of First Franklin.

As owner of the James W. Bien IRA account, I also affirm that the IRA has held the shares continuously for more than one year prior to as well as on November 25, 2005. I am the beneficial owner of the shares and speak for the IRA.

The shares that I hold are worth more than $2,000 in market value, as required by 17 CFR 240.14a-8(b)(1).

By this letter, I reiterate my stated intention to continue to hold the securities through the date of the 2006 annual meeting of shareholders. This statement meets the requirements of 17 CFR 14a-8(b). This letter also reiterates my previously stated intention to attend the 2006 annual meeting of shareholders personally, or through a representative, to present my Shareholder Proposal, pursuant to 17 CFR 240.14a-8(h).

This letter is a complete and sufficient response to your letter, received on or about December 7, 2005.

Please direct any comments or questions you have concerning this letter, or responses you have to this letter, to me at 6 Mariner's Cove, Cincinnati, Ohio 42549, (513) 469-7433 and to my legal counsel, Brian S. Duba, at Frost Brown Todd LLC, 250 West Main, Suite 2700, Lexington, Kentucky 40507-1749, (859) 244-7517.

Sincerely yours,

James Bien

Enclosures

LEXLibrary 0005650.0471412 283744v.1



December 15, 2005

Lynn Coleman
FIG Partners
100 Colony Square, Suite 2250
1175 Peachtree St. NE
Atlanta, GA 30361

RE FIG Partner's a/c 1536 8472 James W. Bien (IRA) FCC as custodian

Dear Lynn,

As requested, enclosed are copies of FIG Partners statements showing Mr. Bien's holdings in First Franklin Corporation. I have enclosed the October 2004 – November 2005 statements for his account(a/c 1536-8472). As the statements indicate, we are the record holder of the First Franklin Corporation shares held by James W.. Bien in the James W. Bien IRA account. James W. Bien has continuously held the shares for more than one year as of November 25, 2005.

Sincerely,

Harry A. Jones
Vice President
Senior Relationship Manger
First Clearing LLC


FIG
Partners
Ideas and Execution on Financial Institutions

ACCOUNT STATEMENT

Account Summary for
November 1, 2005 - November 30, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

037382 GKMMD33
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

THERE IS NO TIME MORE FITTING THAN NOW TO SAY "THANK YOU" AND TO WISH YOU A NEW YEAR OF HEALTH, HAPPINESS & PROSPERITY.

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$664,091.75	$656,910.96
Total				**$664,091.75**	**$656,910.96**

Individual Retirement Account

FIG Partners
Ideas and Execution in Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch 135 / FF   / Rep / FF04   / Account No. / 1536-8472

November 1 - November 30, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Oct 31	Value on Nov 30	Est. Ann. Income	% Total Assets
Cash and Money Market	$294,027.49	$294,786.19	9,256.28	44.87
Stocks and Options	$370,064.26	$362,124.77	5,668.46	55.13
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$664,091.75**	**$656,910.96**	**14,924.74**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$664,091.75**	**$656,910.96**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Oct 31	Value/Cost on Nov 30
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

* ACH and Wire Transfer activity that occurred prior to July 1 is included in the YTD total for ATM and CheckCard Activity. ACH and Wire Transfer activity from July 1 forward is included in Other Activity.

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Oct 31: $294,027.49

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$313,724.67
Deposits and Withdrawals	$0.00	$0.00	- $271,744.86
Withdrawals by Check	$0.00	$0.00	$0.00
ATM and CheckCard Activity *	$0.00	$0.00	$0.00
Dividends	$0.00	$0.00	$60,237.65
Interest	$0.00	$0.00	$0.00
Money Market Income	$758.70	$0.00	$3,387.14
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity *	$0.00	$0.00	- $30.00
Total Activity	$758.70	$0.00	

Total Cash and Money Market Funds on Nov 30: $294,786.19

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

November 1 - November 30, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GCVT MONEY MARKET FD CL A Interest Period 11/01/05 - 11/30/05	$294,786.19	$9,256.28	3.14
Total Cash and Money Market Funds	**$294,786.19**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	16.2500	$39,000.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.8500	$11,823.60	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.1500	$6,268.45	$256.94	4.09
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.5200	$86,400.00	$1,800.00	2.08
FIRST FRANKLIN CORP	FFHS	7,500	16.0000	$120,000.00	$2,400.00	2.00
HOPFED BANCORP INC	HFBC	8	15.7400	$125.92	$3.84	3.04
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	10.7000	$48,663.60	$727.68	1.49
THIRD CENTURY BANCORP	TDCB	3,000	13.2000	$39,600.00	$480.00	1.21
WAUWATOSA HOLDINGS INC	WAUW	880	11.6400	$10,243.20	N/A	N/A
Total Stocks				**$382,124.77**	**$5,668.46**	**1.57**
Total Stocks and Options				**$382,124.77**	**$5,668.46**	**1.57**


FIG
Partners
Ideas and Execution in Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

November 1 - November 30, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
11/01				BEGINNING BALANCE			$ 294,027.49
11/30	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 113005 294,027		$758.70	$ 294,786.19

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
11/01			BEGINNING BALANCE	$293,845.57
11/01	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$181.92
11/30	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$758.70
11/30			ENDING BALANCE	$294,786.19

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%


FIG
Partners
Ideas and Execution on Financial Institutions

ACCOUNT STATEMENT

Account Summary for
October 1, 2005 - October 31, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

041885 GKMMD23
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$514,017.78	$664,091.75
Total				**$514,017.78**	**$664,091.75**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

FIG Partners

Ideas and Execution on Financial Institutions

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

October 1 - October 31, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Sept 30	Value on Oct 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$151,236.29	$294,027.49	8,403.98	44.28
Stocks and Options	$362,781.49	$370,064.26	5,668.46	55.72
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	$514,017.78	$664,091.75	14,072.44	100%
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$514,017.78**	**$664,091.75**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Sept 30	Value/Cost on Oct 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

* ACH and Wire Transfer activity that occurred prior to July 1 is included in the YTD total for ATM and CheckCard Activity. ACH and Wire Transfer activity from July 1 forward is included in Other Activity.

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Sept 30:			$151,236.29
	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$313,724.67
Deposits and Withdrawals	$141,255.48	$0.00	- $271,744.86
Withdrawals by Check	$0.00	$0.00	$0.00
ATM and CheckCard Activity *	$0.00	$0.00	$0.00
Dividends	$967.12	$0.00	$60,237.65
Interest	$0.00	$0.00	$0.00
Money Market Income	$568.60	$0.00	$2,628.44
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity *	$0.00	$0.00	- $30.00
Total Activity	$142,791.20	$0.00	
Total Cash and Money Market Funds on Oct 31:			**$294,027.49**

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$181.92		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 10/03/05 - 10/31/05	$293,845.57	$8,403.98	2.86
Total Cash and Money Market Funds	**$294,027.49**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	16.5000	$39,600.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.7000	$11,623.20	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.5000	$6,423.50	$256.94	4.00
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.3100	$84,825.00	$1,800.00	2.12
FIRST FRANKLIN CORP	FFHS	7,500	16.5000	$123,750.00	$2,400.00	1.93
HOPFED BANCORP INC	HFBC	8	16.2400	$129.92	$3.84	2.95
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	11.9800	$54,485.04	$727.68	1.33
THIRD CENTURY BANCORP	TDCB	3,000	13.2500	$39,750.00	$480.00	1.20
WAUWATOSA HOLDINGS INC	WAUW	880	10.7700	$9,477.60	N/A	N/A
Total Stocks				**$370,064.26**	**$5,668.46**	**1.53**
Total Stocks and Options				**$370,064.26**	**$5,668.46**	**1.53**


FIG
Partners
Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch 135 / FF / Rep / FF04 / Account No. / 1536-8472

October 1 - October 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
10/01				BEGINNING BALANCE			$ 151,236.29
10/03	Cash	DIVIDEND		THIRD CENTURY BANCORP 100305 3,000		$120.00	$ 151,356.29
10/11	Cash	WITHDRAWAL		DIRECT INVESTMENT WAUWATOSQA HOLDINGS		$141,200.00	
10/11	Cash	DEPOSIT		INTEREST WAUWATOSQA HOLDINGS		$55.48	
10/11	Cash	RECEIVED	880.00000	WAUWATOSA HOLDINGS INC			$ 292,611.77
10/17	Cash	DIVIDEND		FIRST FRANKLIN CORP 101705 7,500		$600.00	
10/17	Cash	DIVIDEND		HOPFED BANCORP INC 101705 8		$0.96	$ 293,212.73
10/21	Cash	DIVIDEND		CAMCO FINANCIAL CORP 102105 443		$64.24	$ 293,276.97
10/31	Cash	DIVIDEND		PRUDENTIAL BANCORP INC OF PENNSYLVANIA 103105 4,548		$181.92	
10/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 103105 293,276		$568.60	$ 294,027.49

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
10/01			BEGINNING BALANCE	$150,786.29
10/03	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$450.00
10/04	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$120.00
10/12	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$141,255.48

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

October 1 - October 31, 2005

Money Fund/Bank Deposit Sweep Activity continued

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
10/18	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$600.96
10/24	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$64.24
10/31	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$568.60
10/31			ENDING BALANCE	$293,845.57


FIG
Partners
Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

ACCOUNT STATEMENT

October 1 - October 31, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

16,819

FIG Partners

Ideas and Execution on Financial Institutions

ACCOUNT STATEMENT

Account Summary for
September 1, 2005 - September 30, 2005

Your Financial Consultant :
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

041411 GKMMD43
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

WE HAVE MOVED TO: 100 COLONY SQUARE, 1175 PEACHTREE ST NE, SUITE 2250, ATLANTA, GA 30361. OUR PHONE NUMBERS AND E-MAIL ADDRESSES REMAIN THE SAME.

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$670,742.94	$514,017.78
Total				**$670,742.94**	**$514,017.78**

WSD43FLD 041411 274154840143 YNNNN NNNNN NNNNNNNN 000001

FIG Partners

Ideas and Execution on Financial Institutions

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

September 1 - September 30, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
1175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Aug 31	Value on Sept 30	Est. Ann. Income	% Total Assets
Cash and Money Market	$179,759.72	$151,236.29	4,025.99	29.42
Stocks and Options	$490,983.22	$362,781.49	5,668.46	70.58
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	$670,742.94	$514,017.78	9,694.45	100%
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	$670,742.94	$514,017.78		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Aug 31	Value/Cost on Sept 30
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	$0.00	$0.00

Asset Allocation (Portfolio Assets)

Cash and Money Market
Stocks and Options

Cash Activity Summary

	Credits	Debits	Year to Date
Total Cash and Money Market Funds on Aug 31:			$179,759.72
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$120,090.95	$0.00	$313,724.67
Deposits and Withdrawals	$0.00	- $150,000.00	- $413,000.34
Withdrawals by Check	$0.00	$0.00	$0.00
ATM and CheckCard Activity	$0.00	$0.00	$0.00
Dividends	$1,150.00	$0.00	$59,270.53
Interest	$0.00	$0.00	$0.00
Money Market Income	$235.62	$0.00	$2,059.84
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$121,476.57	- $150,000.00	
Total Cash and Money Market Funds on Sept 30:			$151,236.29

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

September 1 - September 30, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$450.00		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 09/01/05 - 10/02/05	$150,786.29	$4,025.99	2.67
Total Cash and Money Market Funds	**$151,236.29**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	17.6000	$42,240.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.7000	$11,623.20	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.1500	$6,268.45	$256.94	4.09
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.2000	$84,000.00	$1,800.00	2.14
FIRST FRANKLIN CORP	FFHS	7,500	16.6500	$124,875.00	$2,400.00	1.92
HOPFED BANCORP INC	HFBC	8	15.7800	$126.24	$3.84	3.04
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	11.9500	$54,348.60	-$727.68	1.33
THIRD CENTURY BANCORP	TDCB	3,000	13.1000	$39,300.00	$480.00	1.22
Total Stocks				**$362,781.49**	**$5,668.46**	**1.56**
Total Stocks and Options				**$362,781.49**	**$5,668.46**	**1.56**


FIG
Partners
Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

September 1 - September 30, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
09/01				BEGINNING BALANCE			$ 179,759.72
09/01	Cash	DIVIDEND		HUDSON CITY BANCORP INC 090105 10,000		$700.00	$ 180,459.72
09/06	Cash	WITHDRAWAL		DIRECT INVESTMENT 15,000 SHRS 3776-860 CHK#001-RR00927872		-$150,000.00	$ 30,459.72
09/16	Cash	SALE	- 10,000.00000	HUDSON CITY BANCORP INC	12.0100	$120,090.95	$ 150,550.67
09/30	Cash	DIVIDEND		CHEVIOT FINANCIAL CORP 093005 7,500		$450.00	
09/30	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 093005 150,550		$235.62	$ 151,236.29

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
09/01			BEGINNING BALANCE	$179,759.72
09/02	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$700.00
09/06	Cash	TRANSFER FROM	EVERGREEN US GOVT MONEY MARKET FD CL A	-$150,000.00
09/22	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$120,090.95
09/30	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$235.62
09/30			ENDING BALANCE	$150,786.29

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

September 1 - September 30, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

FIG Partners

Ideas and Execution on Financial Institutions

ACCOUNT STATEMENT

Account Summary for
August 1, 2005 - August 31, 2005

Your Financial Consultant :
MICHAEL GODBY
100 COLONY SQUARE
175 PEACHTREE ST NE, STE 2250
ATLANTA, GA 30361
404-601-7200

044246 GKMMD23
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

WE HAVE MOVED TO: 100 COLONY SQUARE, 1175 PEACHTREE ST. NE, SUITE 1150, ATLANTA, GA 30361. OUR PHONE NUMBERS AND E-MAIL ADDRESSES REMAIN THE SAME.

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$655,514.30	$670,742.94
Total				**$655,514.30**	**$670,742.94**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

WSD23FLD 044246 244174855123 NNNNN NNNNN NNNNNNNN 000001


FIG
Partners

Ideas and Execution on Financial Institutions

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch 135 / FF / Rep / FF04 / Account No. / 1536-8472

August 1 - August 31, 2005

Your Financial Consultant:
MICHAEL GODBY
100 COLONY SQUARE
175 PEACHTREE ST NE STE 2250
ATLANTA, GA 30361
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on July 31	Value on Aug 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$179,385.75	$179,759.72	4,404.11	26.80
Stocks and Options	$476,128.55	$490,983.22	8,468.46	73.20
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$655,514.30**	**$670,742.94**	**12,872.57**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$655,514.30**	**$670,742.94**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on July 31	Value/Cost on Aug 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on July 31: $179,385.75

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$193,633.72
Deposits and Withdrawals	$0.00	$0.00	- $263,000.34
Withdrawals by Check	$0.00	$0.00	$0.00
ATM and CheckCard Activity	$0.00	$0.00	$0.00
Dividends	$0.00	$0.00	$58,120.53
Interest	$0.00	$0.00	$0.00
Money Market Income	$373.97	$0.00	$1,824.22
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$373.97	$0.00	

Total Cash and Money Market Funds on Aug 31: $179,759.72

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

August 1 - August 31, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 08/01/05 - 08/31/05	$179,759.72	$4,404.11	2.45
Total Cash and Money Market Funds	**$179,759.72**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	17.5000	$42,000.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.8500	$11,823.60	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.1400	$6,264.02	$256.94	4.10
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.7500	$88,125.00	$1,800.00	2.04
FIRST FRANKLIN CORP	FFHS	7,500	16.6200	$124,650.00	$2,400.00	1.92
HOPFED BANCORP INC	HFBC	8	15.8500	$126.80	$3.84	3.02
HUDSON CITY BANCORP INC	HCBK	10,000	12.4800	$124,800.00	$2,800.00	2.24
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	11.8500	$53,893.80	$727.68	1.35
THIRD CENTURY BANCORP	TDCB	3,000	13.1000	$39,300.00	$480.00	1.22
Total Stocks				**$490,983.22**	**$8,468.46**	**1.72**
Total Stocks and Options				**$490,983.22**	**$8,468.46**	**1.72**


FIG
Partners
Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

August 1 - August 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
08/01				BEGINNING BALANCE			$ 179,385.75
08/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 083105 179,385		$373.97	$ 179,759.72

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
08/01			BEGINNING BALANCE	$179,203.83
08/01	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$181.92
08/31	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$373.97
08/31			ENDING BALANCE	$179,759.72

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%


FIG
Partners

Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	**/ FF04**	**/ 1536-8472**

July 1 - July 31, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

FIG Partners

Ideas and Execution on Financial Institutions

1545 Peachtree St NE Atlanta, GA 30309

ACCOUNT STATEMENT

Account Summary for
July 1, 2005 - July 31, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

039051 GKMMD33
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$648,283.34	$655,514.30
Total				**$648,283.34**	**$655,514.30**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

WSD33FLD 03905: 211152922133 NNNNN NNNNN NNNNNNNN 000001

FIG Partners

Ideas and Execution on Financial Institutions
1545 Peachtree St NE Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

July 1 - July 31, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on June 30	Value on July 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$7,756.10	$179,385.75	3,799.12	27.37
Stocks and Options	$640,527.24	$476,128.55	8,468.46	72.63
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$648,283.34**	**$655,514.30**	**12,267.58**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$648,283.34**	**$655,514.30**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on June 30	Value/Cost on July 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)


Cash and Money Market
Stocks and Options

Cash Activity Summary

	Credits	Debits	Year to Date
Total Cash and Money Market Funds on June 30:			**$7,756.10**
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$170,408.33	$0.00	$193,633.72
Deposits and Withdrawals	$0.00	$0.00	- $263,000.34
Withdrawals by Check	$0.00	$0.00	$0.00
ATM and CheckCard Activity	$0.00	$0.00	$0.00
Dividends	$967.12	$0.00	$58,120.53
Interest	$0.00	$0.00	$0.00
Money Market Income	$254.20	$0.00	$1,450.25
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$171,629.65	$0.00	
Total Cash and Money Market Funds on July 31:			**$179,385.75**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

July 1 - July 31, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$181.92		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 07/01/05 - 07/31/05	$179,203.83	$3,799.12	2.12
Total Cash and Money Market Funds	**$179,385.75**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	17.5000	$42,000.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	9.0000	$12,024.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.6500	$6,489.95	$256.94	3.95
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.3900	$85,425.00	$1,800.00	2.10
FIRST FRANKLIN CORP	FFHS	7,500	16.0000	$120,000.00	$2,400.00	2.00
HOPFED BANCORP INC	HFBC	8	16.0000	$128.00	$3.84	3.00
HUDSON CITY BANCORP INC	HCBK	10,000	11.8300	$118,300.00	$2,800.00	2.36
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	11.7000	$53,211.60	$727.68	1.36
THIRD CENTURY BANCORP	TDCB	3,000	12.8500	$38,550.00	$480.00	1.24
Total Stocks				**$476,128.55**	**$8,468.46**	**1.78**
Total Stocks and Options				**$476,128.55**	**$8,468.46**	**1.78**


FIG
Partners

Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

July 1 - July 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
07/01				BEGINNING BALANCE			$ 7,756.10
07/05	Cash	DIVIDEND		THIRD CENTURY BANCORP 070505 3,000		$120.00	
07/05	Cash	SALE	- 15,000.00000	HUDSON CITY BANCORP INC AS OF 7/01/05	11.3613	$170,408.33	$ 178,284.43
07/15	Cash	DIVIDEND		CAMCO FINANCIAL CORP 071505 443		$64.24	
07/15	Cash	DIVIDEND		HOPFED BANCORP INC 071505 8		$0.96	$ 178,349.63
07/18	Cash	DIVIDEND		FIRST FRANKLIN CORP 071805 7,500		$600.00	$ 178,949.63
07/29	Cash	DIVIDEND		PRUDENTIAL BANCORP INC OF PENNSYLVANIA 072905 4,548		$181.92	
07/29	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 072905 178,949		$254.20	$ 179,385.75

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
07/01			BEGINNING BALANCE	$7,306.10
07/01	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$450.00
07/06	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$120.00
07/08	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$170,408.33
07/18	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$65.20
07/19	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$600.00

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

July 1 - July 31, 2005

Money Fund/Bank Deposit Sweep Activity continued

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
07/29	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$254.20
07/31			ENDING BALANCE	$179,203.83

FIG Partners

Ideas and Execution on Financial Institutions

1545 Peachtree St. NE Atlanta, GA 30309

ACCOUNT STATEMENT

Account Summary for
June 1, 2005 - June 30, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

039429 GKMMD43
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$354,818.40	$648,283.34
Total				**$354,818.40**	**$648,283.34**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

WSD43FLD 039429 182163257143 YNNNN NNNNH NNNNNNNN 000001

FIG Partners

Ideas and Execution on Financial Institutions
1545 Peachtree St NE Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

June 1 - June 30, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on May 31	Value on June 30	Est. Ann. Income	% Total Assets
Cash and Money Market	$7,054.95	$7,756.10	141.00	1.20
Stocks and Options	$347,763.45	$640,527.24	12,218.46	98.80
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$354,818.40**	**$648,283.34**	**12,359.46**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$354,818.40**	**$648,283.34**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on May 31	Value/Cost on June 30
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)

Stocks and Options
Other

Cash Activity Summary

Total Cash and Money Market Funds on May 31:			$7,054.95
	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$23,225.39
Deposits and Withdrawals	$239.73	$0.00	- $263,000.34
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$450.00	$0.00	$57,153.41
Interest	$0.00	$0.00	$0.00
Money Market Income	$11.42	$0.00	$1,196.05
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$701.15	$0.00	
Total Cash and Money Market Funds on June 30:			**$7,756.10**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

June 1 - June 30, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$450.00		
EVERGREEN US GCVT MONEY MARKET FD CL A Interest Period 06/01/05 - 06/30/05	$7,306.10	$141.00	1.93
Total Cash and Money Market Funds	**$7,756.10**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	17.7500	$42,600.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.7500	$11,690.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	13.6000	$6,024.80	$256.94	4.26
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.4500	$85,875.00	$1,800.00	2.09
FIRST FRANKLIN CORP	FFHS	7,500	15.9700	$119,775.00	$2,400.00	2.00
HOPFED BANCORP INC	HFBC	8	15.7100	$125.68	$3.84	3.05
HUDSON CITY BANCORP INC	HCBK	25,000	11.4100	$285,250.00	$6,550.00	2.29
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	10.8700	$49,436.76	$727.68	1.47
THIRD CENTURY BANCORP	TDCB	3,000	13.2500	$39,750.00	$480.00	1.20
Total Stocks				**$640,527.24**	**$12,218.46**	**1.91**
Total Stocks and Options				**$640,527.24**	**$12,218.46**	**1.91**


FIG
Partners

Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

June 1 - June 30, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
06/01				BEGINNING BALANCE			$ 7,054.95
06/09	Cash	RECEIVED	25,000.00000	HUDSON CITY BANCORP INC			$ 7,054.95
06/14	Cash	DEPOSIT		INTEREST HUDSON CITY BANCORP		$239.73	$ 7,294.68
06/30	Cash	DIVIDEND		CHEVIOT FINANCIAL CORP 063005 7.500		$450.00	
06/30	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 063005 7,294		$11.42	$ 7,756.10

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
06/01			BEGINNING BALANCE	$7,054.95
06/15	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$239.73
06/30	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$11.42
06/30			ENDING BALANCE	$7,306.10

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

June 1 - June 30, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%


FIG
Partners
Ideas and Execution on Financial Institutions

ACCOUNT STATEMENT

Account Summary for
May 1, 2005 - May 31, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

041684 GKMMD23
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

ON LINE VIEWING OF YOUR ACCOUNT IS NOW AVAILABLE. PLEASE LOG ONTO: WWW.FIGPARTNERS.COM OR CONTACT YOUR FINANCIAL CONSULTANT.

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$353,139.34	$354,818.40
Total				**$353,139.34**	**$354,818.40**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

WSD23FLD 041684 152174244123 NNNNN NNNNN NNNNNNNN 000001

FIG Partners

Ideas and Execution on Financial Institutions
1545 Peachtree St NE Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch 135 / FF / Rep / FF04 / Account No. / 1536-8472

May 1 - May 31, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Apr 30	Value on May 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$7,044.44	$7,054.95	127.69	1.99
Stocks and Options	$346,094.90	$347,763.45	4,940.78	98.01
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$353,139.34**	**$354,818.40**	**5,068.47**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$353,139.34**	**$354,818.40**		

Other Assets
These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Apr 30	Value/Cost on May 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)


Stocks and Options
Other

Cash Activity Summary

Total Cash and Money Market Funds on Apr 30: $7,044.44

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$23,225.39
Deposits and Withdrawals	$0.00	$0.00	- $263,240.07
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$0.00	$0.00	$56,703.41
Interest	$0.00	$0.00	$0.00
Money Market Income	$10.51	$0.00	$1,184.63
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$10.51	$0.00	

Total Cash and Money Market Funds on May 31: $7,054.95

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

May 1 - May 31, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 05/02/05 - 05/31/05	$7,054.95	$127.69	1.81
Total Cash and Money Market Funds	**$7,054.95**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	19.2500	$46,200.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.4000	$11,222.40	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	14.4300	$6,392.49	$256.94	4.01
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.1600	$83,700.00	$1,800.00	2.15
FIRST FRANKLIN CORP	FFHS	7,500	15.5000	$116,250.00	$2,400.00	2.06
HOPFED BANCORP INC	HFBC	8	16.0200	$128.16	$3.84	2.99
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	9.8000	$44,570.40	N/A	N/A
THIRD CENTURY BANCORP	TDCB	3,000	13.1000	$39,300.00	$480.00	1.22
Total Stocks				**$347,763.45**	**$4,940.78**	**1.42**
Total Stocks and Options				**$347,763.45**	**$4,940.78**	**1.42**



Ideas and Execution on Financial Institutions

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

May 1 - May 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
05/01				BEGINNING BALANCE			$ 7,044.44
05/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 053105 7,044		$10.51	$ 7,054.95

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
05/01			BEGINNING BALANCE	$7,044.44
05/31	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$10.51
05/31			ENDING BALANCE	$7,054.95

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

May 1 - May 31, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

FIG Partners
An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

ACCOUNT STATEMENT

Account Summary for
April 1, 2005 - April 30, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

040876 GKMMD43
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$528,434.73	$353,139.34
Total				**$528,434.73**	**$353,139.34**

FIG Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

April 1 - April 30, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Mar 31	Value on Apr 30	Est. Ann. Income	% Total Assets
Cash and Money Market	$201,253.74	$7,044.44	117.64	1.99
Stocks and Options	$327,180.99	$346,094.90	4,940.78	98.01
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$528,434.73**	**$353,139.34**	**5,058.42**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$528,434.73**	**$353,139.34**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Mar 31	Value/Cost on Apr 30
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)

Stocks and Options

Other

Cash Activity Summary

Total Cash and Money Market Funds on Mar 31:			**$201,253.74**
	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$23,225.39
Deposits and Withdrawals	$0.00	- $250,000.00	- $263,240.07
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$55,468.21	$0.00	$56,703.41
Interest	$0.00	$0.00	$0.00
Money Market Income	$352.49	$0.00	$1,174.12
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	- $30.00	- $30.00
Total Activity	$55,820.70	- $250,030.00	
Total Cash and Money Market Funds on Apr 30:			**$7,044.44**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

April 1 - April 30, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 04/01/05 - 05/01/05	$7,044.44	$117.64	1.67
Total Cash and Money Market Funds	**$7,044.44**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	19.2600	$46,224.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	8.6000	$11,489.60	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	13.5000	$5,980.50	$256.94	4.29
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.1600	$83,700.00	$1,800.00	2.15
FIRST FRANKLIN CORP	FFHS	7,500	16.2500	$121,875.00	$2,400.00	1.96
HOPFED BANCORP INC	HFBC	8	16.3500	$130.80	$3.84	2.93
PRUDENTIAL BANCORP INC OF PENNSYLVANIA	PBIP	4,548	8.7500	$39,795.00	N/A	N/A
THIRD CENTURY BANCORP	TDCB	3,000	12.3000	$36,900.00	$480.00	1.30
Total Stocks				**$346,094.90**	**$4,940.78**	**1.43**
Total Stocks and Options				**$346,094.90**	**$4,940.78**	**1.43**



An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

April 1 - April 30, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount	Cash/Money Market/Sweep Fund Balance
04/01				BEGINNING BALANCE			$ 201,253.74
04/04	Cash	DIVIDEND		THIRD CENTURY BANCORP 040405 3,000		$120.00	
04/04	Cash	RECEIVED	4,548.00000	PRUDENTIAL BANCORP INC OF PENNSYLVANIA			$ 201,373.74
04/05	Cash	DIVIDEND		PRUDENTIAL BANCORP		$54,683.01	$ 256,056.75
04/15	Cash	DIVIDEND		CAMCO FINANCIAL CORP 041505 443		$64.24	$ 256,120.99
04/18	Cash	DIVIDEND		FIRST FRANKLIN CORP 041805 7,500		$600.00	
04/18	Cash	DIVIDEND		HOPFED BANCORP INC 041805 8		$0.96	$ 256,721.95
04/21	Cash	FEE		CUSTODIAL FEE		-$30.00	$ 256,691.95
04/29	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 042905 256,691		$352.49	
04/29	Cash	WITHDRAWAL		DIRECT INVESTMENT 25000 SHRS #2214-157 CHK#001-RR00871076		-$250,000.00	$ 7,044.44

Money Fund/Bank Deposit Sweep Activity

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
04/01			BEGINNING BALANCE	$200,803.74
04/01	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$450.00
04/05	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$120.00
04/06	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$54,683.01

Money Fund/Bank Deposit Sweep Activity continued

This section displays transfers into and out of your money market/bank deposit sweep account. Transactions included here are Transfer To, Transfer From and Reinvested Dividends and Interest. These amounts are not included in the Cash Activity Summary.

Date	Account Type	Transaction	Description	Amount
04/18	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$64.24
04/19	Cash	TRANSFER TO	EVERGREEN US GOVT MONEY MARKET FD CL A	$600.96
04/22	Cash	TRANSFER FROM	EVERGREEN US GOVT MONEY MARKET FD CL A	-$30.00
04/29	Cash	REINVST DIV/INT	EVERGREEN US GOVT MONEY MARKET FD CL A	$352.49
04/29	Cash	TRANSFER FROM	EVERGREEN US GOVT MONEY MARKET FD CL A	-$250,000.00
04/30			ENDING BALANCE	$7,044.44


FIG
Partners

An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

ACCOUNT STATEMENT

April 1 - April 30, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

WSD43FLD 040876 120162659143 NNNNN NNNNN NNNNNNNN 000004

FIG Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

ACCOUNT STATEMENT

Account Summary for
March 1, 2005 - March 31, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

048972 GKMMD24
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$540,026.15	$528,434.73
Total				**$540,026.15**	**$528,434.73**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

FIG Partners

An affiliate of Banks Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

March 1 - March 31, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Feb 28	Value on Mar 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$200,544.27	$201,253.74	3,052.21	38.08
Stocks and Options	$339,481.88	$327,180.99	4,940.78	61.92
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$540,026.15**	**$528,434.73**	**7,992.99**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$540,026.15**	**$528,434.73**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Feb 28	Value/Cost on Mar 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)

Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Feb 28: $200,544.27

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$23,225.39
Deposits and Withdrawals	$0.00	$0.00	- $13,240.07
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$450.00	$0.00	$1,235.20
Interest	$0.00	$0.00	$0.00
Money Market Income	$259.47	$0.00	$821.63
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	$0.00
Total Activity	$709.47	$0.00	

Total Cash and Money Market Funds on Mar 31: $201,253.74

WSD24FLD 048972 091165314124 YNNNN NNNNN NNNNNNNN 000002

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

March 1 - March 31, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$450.00		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 03/01/05 - 03/31/05	$200,803.74	$3,052.21	1.52
Total Cash and Money Market Funds	**$201,253.74**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	20.0000	$48,000.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	9.1800	$12,264.48	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	13.9700	$6,188.71	$256.94	4.15
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.7500	$88,125.00	$1,800.00	2.04
FIRST FRANKLIN CORP	FFHS	7,500	17.5000	$131,250.00	$2,400.00	1.82
HOPFED BANCORP INC	HFBC	8	16.6000	$132.80	$3.84	2.89
THIRD CENTURY BANCORP	TDCB	3,000	13.7400	$41,220.00	$480.00	1.16
Total Stocks				**$327,180.99**	**$4,940.78**	**1.51**
Total Stocks and Options				**$327,180.99**	**$4,940.78**	**1.51**



An affiliate of Sterne Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

March 1 - March 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
03/31	Cash	DIVIDEND		CHEVICT FINANCIAL CORP 033105 7,500		$450.00
03/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 033105 200,544		$259.47
03/31	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$259.47

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

March 1 - March 31, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

FIG Partners
An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

ACCOUNT STATEMENT

Account Summary for
February 1, 2005 - February 28, 2005

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 65C
ATLANTA, GA 30309
404-601-7200

022459 01 3DG 92 ***AUTO**3-DIGIT 452
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

ON LINE VIEWING OF YOUR ACCOUNT SHOULD BE AVAILABLE THE SECOND WEEK IN MARCH. PLEASE LOG ONTO: WWW.FIGPARTNERS.COM

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$632,158.08	$540,026.15
Total				**$632,158.08**	**$540,026.15**

FIG Partners
An affiliate of Banks Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

February 1 - February 28, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Jan 31	Value on Feb 28	Est. Ann. Income	% Total Assets
Cash and Money Market	$300,216.12	$200,544.27	3,048.27	37.14
Stocks and Options	$331,941.96	$339,481.88	4,940.78	62.86
Preferreds/Fixed Rate Cap Secs	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$632,158.08**	**$540,026.15**	**7,989.05**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$632,158.08**	**$540,026.15**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Jan 31	Value/Cost on Feb 28
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Jan 31:			$300,216.12
	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$23,225.39
Deposits and Withdrawals	$0.00	- $100,000.00	- $13,240.07
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$0.00	$0.00	$785.20
Interest	$0.00	$0.00	$0.00
Money Market Income	$328.15	$0.00	$562.16
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	$0.00
Total Activity	$328.15	- $100,000.00	
Total Cash and Money Market Funds on Feb 28:			**$200,544.27**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

February 1 - February 28, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 02/01/05 - 02/28/05	$200,544.27	$3,048.27	1.52
Total Cash and Money Market Funds	**$200,544.27**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	20.0000	$48,000.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	9.7500	$13,026.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	15.0000	$6,645.00	$256.94	3.86
CHEVIOT FINANCIAL CORP	CHEV	7,500	12.0840	$90,630.00	$1,800.00	1.98
FIRST FRANKLIN CORP	FFHS	7,500	18.9400	$142,050.00	$2,400.00	1.68
HOPFED BANCORP INC	HFBC	8	16.3600	$130.88	$3.84	2.93
THIRD CENTURY BANCORP	TDCB	3,000	13.0000	$39,000.00	$480.00	1.23
Total Stocks				**$339,481.88**	**$4,940.78**	**1.46**
Total Stocks and Options				**$339,481.88**	**$4,940.78**	**1.46**



An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 630
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

February 1 - February 28, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
02/02	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$23,225.39
02/23	Cash	WITHDRAWAL		DIRECT INVESTMENT PRUDENTIAL BANCORP INC CHK#001-RR00838228		-$100,000.00
02/24	Cash	TRANSFER FROM		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	$100,000.00
02/28	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 022805 200,216		$328.15
02/28	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$328.15

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

February 1 - February 28, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%

46,289

FIG Partners
An affiliate of Banks Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Account Summary for
January 1, 2005 - January 31, 2005

ACCOUNT STATEMENT

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

020879 01 3DG 86 ***AUTO**3-DIGIT 452
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$551,296.09	$632,158.08
Total				**$551,296.09**	**$632,158.08**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.



WS044FLD 020879 033000030144 NNNNN NNNNN NNNNNNNN 000001

FIG Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

January 1 - January 31, 2005

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Dec 31	Value on Jan 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$189,211.59	$300,216.12	3,656.27	47.49
Stocks and Options	$362,084.50	$331,941.96	4,640.78	52.51
Preferred Stocks	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$551,296.09**	**$632,158.08**	**8,297.05**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$551,296.09**	**$632,158.08**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Dec 31	Value/Cost on Jan 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Dec 31: $189,211.59

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$23,225.39	$0.00	$23,225.39
Deposits and Withdrawals	$86,759.93	$0.00	$86,759.93
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$785.20	$0.00	$785.20
Interest	$0.00	$0.00	$0.00
Money Market Income	$234.01	$0.00	$234.01
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	$0.00
Total Activity	$111,004.53	$0.00	

Total Cash and Money Market Funds on Jan 31: $300,216.12

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

January 1 - January 31, 2005

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$23,225.39		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 01/03/05 - 01/31/05	$276,990.73	$3,656.27	1.32
Total Cash and Money Market Funds	**$300,216.12**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	18.5000	$44,400.00	N/A	N/A
BV FINANCIAL INC	BVFL	1,336	9.8000	$13,092.80	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	16.0000	$7,088.00	$256.94	3.62
CHEVIOT FINANCIAL CORP	CHEV	7,500	12.2300	$91,725.00	$1,500.00	1.63
FIRST FRANKLIN CORP	FFHS	7,500	18.0000	$135,000.00	$2,400.00	1.77
HOPFED BANCORP INC	HFBC	8	17.0200	$136.16	$3.84	2.82
THIRD CENTURY BANCORP	TDCB	3,000	13.5000	$40,500.00	$480.00	1.18
Total Stocks				**$331,941.96**	**$4,640.78**	**1.40**
Total Stocks and Options				**$331,941.96**	**$4,640.78**	**1.40**


FIG
Partners

An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 550
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

January 1 - January 31, 2005

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
01/03	Cash	DIVIDEND		THIRD CENTURY BANCORP 010305 3.000		$120.00
01/03	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$375.00
01/04	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$120.00
01/14	Cash	DIVIDEND		CAMCO FINANCIAL CORP 011405 443		$64.24
01/18	Cash	DIVIDEND		FIRST FRANKLIN CORP 011805 7.500		$600.00
01/18	Cash	DIVIDEND		HOPFED BANCORP INC 011705 8 AS OF 1/17/05		$0.96
01/18	Cash	RECEIVED	1,336.00000	BV FINANCIAL INC		$0.00
01/18	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$64.24
01/19	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$600.96
01/20	Cash	WITHDRAWAL		DIRECT INVESTMENT VB FIN'L		$86,759.93
01/21	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$86,759.93
01/27	Cash	SALE	- 2,108.00000	SI FINANCIAL GROUP INC.	11.0200	$23,225.39
01/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 013105 276,756		$234.01
01/31	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$234.01

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

January 1 - January 31, 2005

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact Your Financial Consultant if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/05:	65.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%


FIG
Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street. NE Suite 650
Atlanta, GA 30309

Account Summary for
December 1, 2004 - December 31, 2004

ACCOUNT STATEMENT

Your Financial Consultant :
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

022526 02 3DG 104 ***AUTO**3-DIGIT 452
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$640,332.43	$551,296.09
Total				**$640,332.43**	**$551,296.09**



An affiliate of Burke Capital Group, LLC

1545 Peachtree Street. NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

December 1 - December 31, 2004

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST. NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Nov 30	Value on Dec 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$295,799.46	$189,211.59	2,284.92	34.32
Stocks and Options	$344,532.97	$362,084.50	4,640.78	65.68
Preferred Stocks	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$640,332.43**	**$551,296.09**	**6,925.70**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$640,332.43**	**$551,296.09**		

Other Assets

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Nov 30	Value/Cost on Dec 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)




Cash and Money Market
Stocks and Options

Cash Activity Summary

	Credits	Debits	Year to Date
Total Cash and Money Market Funds on Nov 30:			**$295,799.46**
Securities Purchased	$0.00	- $7,192.00	- $7,192.00
Securities Sold and Redeemed	$0.00	$0.00	$290,473.89
Deposits and Withdrawals	$0.00	- $100,000.00	- $323,152.45
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$375.00	$0.00	$4,280.80
Interest	$0.00	$0.00	$0.00
Money Market Income	$229.13	$0.00	$932.11
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$604.13	- $107,192.00	
Total Cash and Money Market Funds on Dec 31:			**$189,211.59**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

December 1 - December 31, 2004

Portfolio Assets

Estimated Current Yield on Money Market funds, when available, reflects the current estimated yield for the Interest Period dates displayed. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
Cash	$375.00		
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 12/01/04 - 01/02/05	$188,836.59	$2,284.92	1.21
Total Cash and Money Market Funds	**$189,211.59**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,400	19.9000	$47,760.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	15.4000	$6,822.20	$256.94	3.76
CHEVIOT FINANCIAL CORP	CHEV	7,500	12.6000	$94,500.00	$1,500.00	1.58
FIRST FRANKLIN CORP	FFHS	7,500	19.6990	$147,742.50	$2,400.00	1.62
HOPFED BANCORP INC	HFBC	8	17.1000	$136.80	$3.84	2.80
SI FINANCIAL GROUP INC.	SIFI	2,108	12.2500	$25,823.00	N/A	N/A
THIRD CENTURY BANCORP	TDCB	3,000	13.1000	$39,300.00	$480.00	1.22
Total Stocks				**$362,084.50**	**$4,640.78**	**1.28**
Total Stocks and Options				**$362,084.50**	**$4,640.78**	**1.28**



An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

December 1 - December 31, 2004

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
12/03	Cash	PURCHASE	200.00000	ALLIED FIRST BANCORP INC	17.9600	-$3,596.00
12/06	Cash	WITHDRAWAL		DIRECT INVESTMENT BV FINANCIAL CHK#001-RR00796886		-$100,000.00
12/07	Cash	TRANSFER FROM		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	$100,000.00
12/08	Cash	TRANSFER FROM		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	$3,596.00
12/15	Cash	PURCHASE	200.00000	ALLIED FIRST BANCORP INC	17.9600	-$3,596.00
12/20	Cash	TRANSFER FROM		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	$3,596.00
12/31	Cash	DIVIDEND		CHEVIOT FINANCIAL CORP 123104 7,500		$375.00
12/31	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 123104 188,607		$229.13
12/31	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$229.13

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

December 1 - December 31, 2004

Retirement Account Summary

Message from the IRA Department

For IRA accounts established with First Clearing, LLC (FCC) as custodian, this is your individual retirement account (IRA) fair market value statement. The combined value of "Net Portfolio Value" and "Total Other Assets" when applicable, in your IRA account will be furnished to the Internal Revenue Service on Form 5498. Any corrections made to your market value after December 31, 2004, will result in a corrected "IRA Portfolio Holding Valuation" being issued to you.

If you own an FCC as custodian Traditional, SEP, or SIMPLE IRA and turn 70 1/2 this year, you must take a Required Minimum Distribution (RMD) with respect to your IRA by April 1st of next year. If you turned 70 1/2 in a prior year, you must take an RMD payment by December 31st of this year. Your Financial Consultant is available to provide specific RMD calculations. In accordance with IRS instructions, we will report to the IRS if you are required to receive an RMD for that calendar year.

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact your Financial Advisor if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/04:	64.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%


FIG
Partners

An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Account Summary for
October 1, 2004 - October 31, 2004

ACCOUNT STATEMENT

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

032303 01 3DG 135 ***AUTO**3-DIGIT 452
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$435,048.72	$639,022.27
Total				**$435,048.72**	**$639,022.27**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

FIG Partners
An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

October 1 - October 31, 2004

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Sept 30	Value on Oct 31	Est. Ann. Income	% Total Assets
Cash and Money Market	$115,672.01	$295,560.23	2,364.48	46.25
Stocks and Options	$319,376.71	$343,462.04	4,280.78	53.75
Preferred Stocks	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	$435,048.72	$639,022.27	6,645.26	100%
Outstanding Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$435,048.72**	**$639,022.27**		

Other Assets
These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Sept 30	Value/Cost on Oct 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)

Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Sept 30:			$115,672.01
	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$290,473.89
Deposits and Withdrawals	$178,953.84	$0.00	- $223,152.45
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$785.20	$0.00	$3,905.80
Interest	$0.00	$0.00	$0.00
Money Market Income	$149.18	$0.00	$463.75
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$179,888.22	$0.00	$0.00
Total Cash and Money Market Funds on Oct 31:			**$295,560.23**

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

October 1 - October 31, 2004

Portfolio Assets

Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 10/01/04 - 10/31/04	$295,560.23	$2,364.48	0.80
Total Cash and Money Market Funds	**$295,560.23**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,000	19.7500	$39,500.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	15.1600	$6,715.88	$256.94	3.82
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.1500	$83,625.00	$1,500.00	1.79
FIRST FRANKLIN CORP	FFHS	7,500	20.5500	$154,125.00	$2,400.00	1.55
HOPFED BANCORP INC	HFBC	8	16.8300	$134.64	$3.84	2.85
SI FINANCIAL GROUP INC.	SIFI	2,108	10.9400	$23,061.52	N/A	N/A
THIRD CENTURY BANCORP	TDCB	3,000	12.1000	$36,300.00	$120.00	0.33
Total Stocks				**$343,462.04**	**$4,280.78**	**1.25**
Total Stocks and Options				**$343,462.04**	**$4,280.78**	**1.25**

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
10/01	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$375.00
10/05	Cash	DIVIDEND		THIRD CENTURY BANCORP 100504 3,000		$120.00
10/05	Cash	RECEIVED	2,108.00000	SI FINANCIAL GROUP INC.		$0.00


FIG
Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

October 1 - October 31, 2004

Activity Detail continued

Date	Account Type	Transaction	Quantity	Description	Price	Amount
10/06	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$120.00
10/08	Cash	DEPOSIT		SI FINANCIAL GROUP		$78,945.21
10/11	Cash	DEPOSIT	2,108.00000	SI FINANCIAL GROUP INC. AS OF 10/05/04		$0.00
10/11	Cash	RECEIVED	- 2,108.00000	SI FINANCIAL GROUP INC. AS OF 10/05/04		$0.00
10/12	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$78,945.21
10/15	Cash	DEPOSIT		ATLANTIC COAST FED		$100,008.63
10/15	Cash	DIVIDEND		CAMCO FINANCIAL CORP 101504 443		$64.24
10/15	Cash	DIVIDEND		HOPFED BANCORP INC 101504 8		$0.96
10/18	Cash	DIVIDEND		FIRST FRANKLIN CORP 101804 7,500		$600.00
10/18	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$100,073.83
10/19	Cash	TRANSFER TO		EVERGREEN US GOVT MONEY MARKET FD CL A	1.0000	-$600.00
10/29	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 102904 295,411		$149.18
10/29	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$149.18

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

October 1 - October 31, 2004

Retirement Account Summary

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact your Financial Advisor if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/04:	64.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%



An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

47,431

Account Summary for
November 1, 2004 - November 30, 2004

ACCOUNT STATEMENT

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST, NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

021965 01 3DG 92 ***AUTO**3-DIGIT 452
JAMES W BIEN (IRA)
FCC AS CUSTODIAN
6 MARINER'S COVE
CINCINNATI OH 45249-1791

Message from Our Firm

THERE IS NO TIME MORE FITTING TO SAY "THANK YOU" AND TO WISH YOU A NEW YEAR OF HEALTH, HAPPINESS & PROSPERITY. ANY CUSTOMER COMPLAINTS CAN BE DIRECTED TO FIG PARTNERS, LLC COMPLIANCE DEPT AT 404-601-7200 OR IN WRITING:1545 PEACHTREE ST NE ATLANTA GA 30309

At a Glance

If you have more than one account with us, why not get them linked? Your summary below will list them all. Contact Your Financial Consultant today.

Accounts	Branch	Rep	Account no.	Previous portfolio value	Current portfolio value
Individual Retirement Account	FF	FF04	1536-8472	$639,022.27	$640,332.43
Total				**$639,022.27**	**$640,332.43**

Accounts are carried by First Clearing, LLC (FCC), member NYSE/SIPC.

WSD24FLD 021965 336170514124 NNNNN NNNNN NNNNNNNN 000001

FIG Partners

An affiliate of Burke Capital Group, LLC

1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

Individual Retirement Account

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

ACCOUNT STATEMENT

Sub / Branch	/ Rep	/ Account No.
135 / FF	/ FF04	/ 1536-8472

November 1 - November 30, 2004

Your Financial Consultant:
MICHAEL GODBY
1545 PEACHTREE ST NE
SUITE 650
ATLANTA, GA 30309
404-601-7200

Investment Objective/Risk Tolerance: GROWTH&INCOME + MODERATE

Portfolio Summary

Portfolio Assets

	Value on Oct 31	Value on Nov 30	Est. Ann. Income	% Total Assets
Cash and Money Market	$295,560.23	$295,799.46	2,898.83	46.19
Stocks and Options	$343,462.04	$344,532.97	4,280.78	53.81
Preferred Stocks	$0.00	$0.00	0.00	
Fixed Income Securities	$0.00	$0.00	0.00	
Open End Mutual Funds	$0.00	$0.00	0.00	
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance	$0.00	$0.00	0.00	
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	**$639,022.27**	**$640,332.43**	**7,179.61**	**100%**
Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	**$639,022.27**	**$640,332.43**		

Other Assets
These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Oct 31	Value/Cost on Nov 30
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**

Asset Allocation (Portfolio Assets)



Cash and Money Market
Stocks and Options

Cash Activity Summary

Total Cash and Money Market Funds on Oct 31: $295,560.23

	Credits	Debits	Year to Date
Securities Purchased	$0.00	$0.00	$0.00
Securities Sold and Redeemed	$0.00	$0.00	$290,473.89
Deposits and Withdrawals	$0.00	$0.00	- $223,152.45
Withdrawals by Check	$0.00	$0.00	$0.00
Electronic Banking Activity	$0.00	$0.00	$0.00
Dividends	$0.00	$0.00	$3,905.80
Interest	$0.00	$0.00	$0.00
Money Market Income	$239.23	$0.00	$702.98
Short-term Distributions	$0.00	$0.00	$0.00
Long-term Distributions	$0.00	$0.00	$0.00
Return of Principal	$0.00	$0.00	$0.00
Partnership Distributions	$0.00	$0.00	$0.00
Interest Charged	$0.00	$0.00	$0.00
Withholding	$0.00	$0.00	$0.00
Other Activity	$0.00	$0.00	- $30.00
Total Activity	$239.23	$0.00	

Total Cash and Money Market Funds on Nov 30: $295,799.46

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

November 1 - November 30, 2004

Portfolio Assets

Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
EVERGREEN US GOVT MONEY MARKET FD CL A Interest Period 11/01/04 - 11/30/04	$295,799.46	$2,898.83	0.98
Total Cash and Money Market Funds	**$295,799.46**		

Stocks and Options

Stocks

Description	Symbol	Quantity	Current Price	Current Market Value	Est. Ann. Income	Est. Ann. Yield (%)
ALLIED FIRST BANCORP INC	AFBA	2,000	17.7500	$35,500.00	N/A	N/A
CAMCO FINANCIAL CORP	CAFI	443	15.2300	$6,748.89	$256.94	3.80
CHEVIOT FINANCIAL CORP	CHEV	7,500	11.6800	$87,600.00	$1,500.00	1.71
FIRST FRANKLIN CORP	FFHS	7,500	20.0000	$150,000.00	$2,400.00	1.60
HOPFED BANCORP INC	HFBC	8	17.1400	$137.12	$3.84	2.80
SI FINANCIAL GROUP INC.	SIFI	2,108	12.1200	$25,548.96	N/A	N/A
THIRD CENTURY BANCORP	TDCB	3,000	13.0000	$39,000.00	$120.00	0.30
Total Stocks				**$344,532.97**	**$4,280.78**	**1.24**
Total Stocks and Options				**$344,532.97**	**$4,280.78**	**1.24**

Activity Detail

Date	Account Type	Transaction	Quantity	Description	Price	Amount
11/30	Cash	DIVIDEND		EVERGREEN US GOVT MONEY MARKET FD CL A 113004 295,560		$239.23
11/30	Cash	REINVST DIV/INT		EVERGREEN US GOVT MONEY MARKET FD CL A		-$239.23



An affiliate of Burke Capital Group, LLC
1545 Peachtree Street, NE Suite 650
Atlanta, GA 30309

JAMES W BIEN (IRA)
FCC AS CUSTODIAN

Sub / Branch / Rep / Account No.
135 / FF / FF04 / 1536-8472

ACCOUNT STATEMENT

November 1 - November 30, 2004

Retirement Account Summary

Message from the IRA Department

IF YOU ARE AGE 70 1/2 OR OLDER, DONT FORGET TO TAKE YOUR RMD FOR 2004 (NOT APPLICABLE TO ROTH IRA'S OR ESA'S). RMD AMOUNTS NOT TAKEN BY 12/31/04 MAY BE SUBJECT TO A 50% EXCISE TAX PENALTY. IF YOU ATTAIN AGE 70 1/2 IN 2004, YOU HAVE UNTIL 4/1/05 TO TAKE YOUR FIRST RMD.

This information is based upon the most recent data available and is being provided as a service to you. In the event of death your most recent beneficiary designation on file will govern. Please contact your Financial Advisor if updates or corrections are required.

Account Information

Account Holder Birthdate:	06/23/40
Attained Age as of 12/31/04:	64.5
Custodian EIN Number:	23-2384840

Primary Beneficiary Name	% Entitlement
RAYMOND A B.	100.00%



ATTORNEYS

KENTUCKY · OHIO · INDIANA · TENNESSEE

C. Bradford Harris
(859) 244-3262
BHARRIS@FBTLAW.COM

January 11, 2006 **VIA OVERNIGHT DELIVERY**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: First Franklin Corporation – Commission File No. 000-16392
Response, Pursuant to Rule 14a-8(k), to Statement of Reasons for Omission of Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of James W. Bien with regard to a shareholder proposal he has submitted for inclusion in the upcoming proxy statement of First Franklin Corporation, pursuant to his rights under Rule 14a-8 and Section 14 of the Securities Exchange Act of 1934, as amended. Pursuant to rule 14a-8(k), this letter is a response to the December 29, 2005, letter of Terri Reyering Abare stating First Franklin's intention to exclude Mr. Bien's proposal (the "Bien Proposal" or the "Proposal") from the proxy statement and form of proxy for First Franklin's 2006 annual meeting of stockholders and a rebuttal to the sole argument for exclusion of the Proposal contained in that letter.

We respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") decline to concur in First Franklin's position that the Bien Proposal may be excluded from the proxy statement pursuant to the ordinary business operations exclusion, Rule 14a-8(i)(7). The no-action letters cited by First Franklin, along with Staff letters First Franklin chose not to cite, demonstrate that proposals like the Bien Proposal have historically been determined not to relate to ordinary business operations. The Bien Proposal likewise is unrelated to ordinary business operations, and, accordingly, must be included in the proxy statement.

I. The Bien Proposal and Rule 14(a)-8(i)(7)

The Bien Proposal, along with supporting statement, states that:

> RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a **merger** or **outright sale** of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a **sale** or **merger** of First Franklin on terms that will maximize share value for shareholders.
>
> You are urged to vote "Yes" for this proposal for the following reasons:
>
> - I believe that First Franklin is in decline and is unlikely to get stronger without **merging** or **being sold** to a larger financial institution with different management, solid financial resources and a better track record of providing a reasonable return to shareholders.
> - First Franklin has performed significantly below the average performance of similar banks in the past five years according to information provided by the research firm SNL Financial. The SNL Thrift Index, an index of traded Thrifts created by SNL Financial, has shown average total return performance of 891% from January 1, 1993 to September 15, 2005 for the thrifts within the index, while First Franklin has only experienced a 227% increase in total return performance during the same time period.
> - First Franklin's Return on Average Assets (ROAA) was .24 in 2004, compared to an aggregate ROAA for the SNL Financial Thrift Index of 1.03. In fact, First Franklin consistently has a ROAA below the SNL Thrift Index.
> - First Franklin's Return on Average Equity (ROAE) was 2.8 in 2004, compared to an aggregate ROAE for the SNL Financial Thrift Index of 12.29. As with ROAA, First Franklin consistently has ROAE below the SNL Thrift Index.
> - According to SNL Financial, from January 1, 2005, to October 31, 2005, sales of bank and thrift stock in buyouts have brought shareholders consideration averaging 1.88 times book value of the shares sold. If First Franklin shareholders received a similar price per share, we believe shareholders could receive approximately $27 per share.

- Many similar thrifts have **merged** with larger financial institutions, and shareholders of these acquired banks have received premiums over market price.

  Because changes in the federal interstate banking laws have significantly reduced geographic restrictions for interstate banking activity, there has been more competition from larger and more efficient banks. First Franklin is too small to compete effectively in this environment. Therefore, I believe that the greatest value to the shareholders will be realized through a **merger** or **sale** of First Franklin. The Board of Directors should take advantage of the active market for financial institution consolidation by immediately seeking out opportunities to **merge** into a larger and more competitive financial institution or find an opportunity for shareholders to sell their stock to a larger and more competitive financial institution. A vote for this shareholder proposal would benefit all shareholders.

(emphasis added).

First Franklin relies, as its sole support for exclusion, on Rule 14a-8(i)(7), which allows a company to exclude a proposal "if the proposal deals with a matter relating to the company's ordinary business operations." This ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Exchange Act Release No. 34-39093 (September 18, 1997), *citing* Exchange Act Release No. 34-4950 (October 9, 1953). The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most states' corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998).

By contrast, a merger, sale or other related extraordinary transaction, such as addressed by the Bien Proposal, would require shareholder approval and does not fall within the sole "province of management." Moreover, the Proposal is limited in scope to **only** extraordinary transactions. Basing its argument on the Proposal's use of the phrase "but not limited to," First Franklin asserts that "the Bien proposal addresses matters of ordinary business and does not have as its primary object or focus an extraordinary transaction" and that the Proposal combines "ordinary business and extraordinary business matters." This reading is not supported by either the Proposal itself or relevant Staff letters.

The resolution and supporting statement both demonstrate unambiguously that the Proposal does not address ordinary business matters. The resolution requests that the Board of Directors engage an investment banking firm to evaluate alternatives such as merger or sale of the company and that the Board take all other steps necessary to actively seek a merger or sale.

Reading the resolution as a whole, it is clear that the phrase "but not limited to" means that the investment banking firm should be charged with investigating other types of comparable extraordinary transactions, such as a dissolution, share exchange or sale of all of First Franklin's assets to a larger banking institution. As First Franklin alleges, the Proposal does address the "enhancement of shareholder value," but it does so **only** by requesting investigation of these extraordinary transactions.

Further, the supporting statement of the resolution, which provides the clearest guide to its interpretation, *see* NO-ACT, WSB File No. 030298036, *Temple-Inland Inc.*, (Feb. 24, 1998), discusses only a sale or merger. It notes that (i)First Franklin is "unlikely to get stronger without merging or being sold," (ii)that "similar thrifts have merged with larger financial institutions, and shareholders of these acquired banks have received premiums over market price," (iii)that "the greatest value to the shareholders will be realized through a merger or sale of First Franklin" and (iv)that "the Board of Directors should take advantage of the active market for financial institution consolidation by immediately seeking out opportunities to merge" or finding an opportunity "for shareholders to sell their stock." Not once does the Proposal, either in the resolution or the supporting statement, suggest or imply that the Board take actions that could be considered part of ordinary business operations.

The Proposal addresses the need for investigating a sale or a merger with a larger banking institution, and the phrase "but not limited to" is intended to give the firm hired for that purpose leeway to investigate transactions with the same effect as a merger or sale, such as an asset sale of the entire business or a share exchange, if those extraordinary transactions would offer better tax treatment or some other advantage. Given the Rule 14a-8(d) limitation of the Proposal to 500 words, to enumerate all of the possible extraordinary transactions that an investment banking firm could recommend would be impractical. Under these circumstances, to argue that the phrase "but not limited to" implicitly makes the Proposal one that deals with ordinary business operations is simply inconsistent with both the Proposal and Rule 14a-8(i)(7).

II. Prior Staff Letters

Further, the Staff has consistently issued letters supporting an interpretation of the Proposal as not dealing "with a matter relating to the company's ordinary business operations." The exact language used in the Bien Proposal has been tested and found not to support an interpretation that it deals with a matter relating to ordinary business operations. Thus, the Proposal falls well within the framework of similar proposals which the Staff has compelled corporate management to include in proxy statements.

In NO-ACT, WSB File No. 032299030, *Student Loan Corp.* (Lincluden Management), (Mar. 18, 1999) ("*Student Loan Corp*") the shareholder proposal stated "that the shareholders of Student Loan Corporation recommend that the board of directors engage the services of a nationally recognized investment banking firm, with which it or its parent Citigroup has minimal current investment banking involvement, to explore all alternatives to enhance the value of the Company, **including, but not limited to** the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company" (emphasis added). Like the supporting statement in the Bien Proposal, the *Student Loan Corp* supporting statement focused solely on extraordinary business transactions. The *Student Loan Corp* proposal also included language that the investment banking firm should advise in matters including, but not limited to the possible sale or merger of the company. Nevertheless, the Commission held that the proposal did not deal with the company's ordinary business operations.

Similarly, in NO-ACT, WSB File No. 030298036, *Temple-Inland Inc.*, (Feb. 24, 1998) ("*Temple-Inland*") the shareholder proposal stated "that the shareholders of Temple-Inland recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, **including, but not limited to**, possible sale, merger, or other transaction for any or all assets of the company" (emphasis added). Again, the Staff was unable to concur with the company's view that the proposal could be excluded in reliance on the ordinary business operations ground for exclusion. The Staff specifically stated in its letter that "the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions."

In three additional recent Staff letters, the Staff held that language strikingly similar to that in the Bien Proposal did not deal with each company's ordinary business operations. In NO-ACT, NAFT WSB File No. 040797002, *Topps, Inc.,* (Apr. 02, 1997) ("*Topps*") the shareholder proposal stated that "the shareholders of the Company recommend and deem it desirable and in their best interest that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company. These alternative (sic) should **include, but not be limited to**, the possible sale, merger or other transaction involving the Company" (emphasis added). In NO-ACT, NAFT WSB File No. 022096018, *MSB Bancorp, Inc.*, (Feb. 20, 1996) ("*MSB*") the shareholder proposal stated a request that "this corporation engage a qualified, untainted, independent, investment banking firm to explore alternatives for maximizing shareholder value **including but not limited to** the sale of the institution in a tax fee exchange of stock to another financial institution, and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of MSB Bancorp" (emphasis added). Finally, in NO-ACT, NAFT WSB File No. 010296029, *Quaker Oats Co.*, (Dec. 28, 1995) ("*Quaker*") the shareholder proposal stated "Resolved: That the shareholders of The Quaker Oats Company recommend that the Board of Directors immediately retain a nationally prominent investment banking firm to explore all alternatives to enhance the value of the Company **including, but not limited to**, a plan to separate the Foods and Beverages Businesses into two separate and independent publicly owned corporations, or possible sale to or merger with another corporation" (emphasis added).

All three proposals contained language practically mirroring that in the Bien Proposal, and in each instance the ordinary business exclusion did not apply. The Staff did not read the phrase "but not limited to" as indicating that the proposals dealt with matters relating to the company's ordinary business operations, given their focus on extraordinary business transactions. For instance, the Staff letter in *MSB* stated that, even though the *MSB* proposal used the phrase "but not limited to," the "object of the proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business." In each instance, the companies, like First Franklin, argued that the proposals implicitly dealt with ordinary business operations. The Staff has consistently disagreed with this argument and should take the same approach with the Bien Proposal as with those in *Student Loan Corp.*, *Temple-Inland, Topps, MSB* and *Quaker*.

III. The Company Letter

By contrast, the no-action letters cited by the Company all explicitly deal with a matter relating to the company's ordinary business operations.

In NO-ACT, WSB File No. 0517200404, *Medallion Financial Corp.*, (May 11, 2004) ("*Medallion*"), the resolution asked that an investment banking firm be engaged to look at ways to maximize shareholder value, and the supporting statement suggested that advising the company how to lower operating expenses was one way the investment banking firm could do so. Medallion relied on the reference to managing expenses in successfully arguing that 14a-8(i)(7) applied. Unlike the *Medallion* proposal, the supporting statement to the Bien Proposal only contemplates that the investment banking firm evaluate various extraordinary transactions as a way to maximize share value and never deals with expenses or any other matter relating to the company's ordinary business operations.

Similarly, the proposal in NO-ACT, WSB File No. 0925200005, *Bowl America, Inc.*, (Sep. 19, 2000) ("*Bowl America*") involved the retention of an investment banker to recommend ways to enhance shareholder value, including a sale, merger, liquidation or other reorganization. As reorganization constitutes an ordinary measure for enhancing shareholder value falling within the province of management, the *Bowl America* proposal lacks the exclusive focus on extraordinary transactions which characterizes the Bien proposal.

Both NO-ACT, WSB File No. 0417200005, *NACCO Industries, Inc.*, (Mar. 29, 2000) ("*NACCO*") and NO-ACT, WSB File No. 0222200015, *Sears, Roebuck and Co.*, (Feb. 07, 2000) ("*Sears*"), are also distinguishable because those proposals explicitly listed transactions which fell within the normal course of business. The proposal in *NACCO* referred to "a possible merger, sale or other transaction **for any** or all of the company's assets" (emphasis added), and the proposal in *Sears* sought an investment banking firm "to arrange for the sale of all **or parts** of the company" (emphasis added). Both expressly included a method of maximizing shareholder value which involves ordinary business operations (the sale of a portion of the company's assets).

The proposal in NO-ACT, WSB File No. 0124200511, *First Charter Corp.*, (January 8, 2005) ("*First Charter*") is clearly distinguishable because the resolution is drafted quite differently from the Bien Proposal or any of the proposals cited in section II. The *First Charter* proposal was drafted in subparts, and it is not clear that the proposal limited the scope of the investment banking firm's duties to assisting in extraordinary transactions. One section of the *First Charter* proposal requests that the board appoint a committee to explore strategic alternatives, including sale, but another section of the proposal requests that an investment banking firm be hired to explore "strategic alternatives" to maximize shareholder value. The request to explore "strategic alternatives" was not limited in any way to a request to explore extraordinary transactions so the proposal can be interpreted as relating to ordinary business operations.

The same is true for NO-ACT, WSB File No. 0415200210, *Lancer Corp.*, (Mar. 13, 2002) where the proposal stated "that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value." This proposal was not limited to extraordinary transactions, because "strategic alternatives" could include changes to ordinary business operations.

Finally, the remainder of the Staff letters cited by First Franklin are likewise inapplicable to the Bien Proposal because the resolution or supporting statement for each also discussed avenues to maximize shareholder value traditionally dealing with ordinary business operations, whereas nothing in the Bien Proposal does so. NO-ACT, WSB File No. 0122200122, *Virginia Capital Bancshares, Inc.*, (Jan. 16, 2001) (repurchase of shares, distributions to shareholders), *BKF Capital Group, Inc.*, 2004 SEC No-Act. LEXIS 456 (discussion of "excessive expenses" in supporting statement as primary reason for poor performance), NO-ACT, WSB File No. 0508200020, *Marsh Supermarkets, Inc.*, (May 08, 2000) ("all options to increase shareholder value"), NO-ACT, WSB File No. 0129200115, *Vista Bancorp, Inc.*, (Jan. 22, 2001) ("internal growth through branching and the possible chartering of new affiliated banks").

The proposals which were the subject of the Staff letters cited by First Franklin are all clearly distinguishable from the Bien Proposal, because they each explicitly relate to ordinary business operations, and the proposals which were the subject of the Staff letters discussed in Section II are clearly more relevant to the Bien Proposal because their content is very similar and are all clearly focused on extraordinary transactions.

IV. Conclusion

Pursuant to Rule 14a-8(g), First Franklin has the burden of demonstrating its entitlement to exclude a shareholder proposal. First Franklin has attempted to bring the Bien Proposal within an exclusion by implying, through the phrase "but not limited to," an intent to intervene in ordinary management activities. Such a reading is not supported by the language of the resolution or the supporting statement or by the prior Staff decisions. Mr. Bien has properly asked that First Franklin include in its proxy statement a resolution for the investigation of opportunities for a sale, merger or other extraordinary transaction. He has a right to do so, and First Franklin has not met its burden of demonstrating that an exclusion applies. Accordingly, Mr. Bien respectfully requests that the Staff not concur in First Franklin's request that the proposal be omitted pursuant to Rule 14a-8(i)(7).

On behalf of Mr. Bien, we hereby file, pursuant to Rule 14a-8(k), six copies of this letter, the Staff letters and related correspondence cited in this letter and First Franklin's letter, and serve a copy of this submission on First Franklin and its counsel. Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope. If you have any questions or need additional information, please call the undersigned at (859) 244-3262.

Sincerely,

C. Bradford Harris

Enclosures

Cc: Mr. James W. Bien
Mr. Thomas H. Siemers, First Franklin Corporation
Terri Reyering Abare, Esq., Vorys, Sater, Seymour and Pease LLP

NO-ACT, WSB File No. 032299030 , Student Loan Corp. (Lincluden Management), Mar. 18, 1999)

Student Loan Corp.► (Lincluden Management)

Public Availability Date: March 18, 1999
WSB File No. 032299030
Fiche Locator No. 3034E7
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

...A shareholder proposal, which recommends that the board of directors of this ◄**company**► retain an investment banking firm to explore all alternatives to enhance the value of the **company,** including a sale, merger or premium tender offer share repurchases and report the findings to shareholders, may not be omitted from the **company's** proxy materials under rule 14a-8(i)(7). Certain phrases of the supporting statement may be omitted under rule 14a-8(i)(3) as vague or misleading."

[LETTER OF INQUIRY 1]

January 14, 1999

Office of the Chief Counsel

Division of ◄**Corporation**► Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20540

Re: Omission of Stockholder Proposal

Ladies and Gentlemen:

The ◄**Student Loan Corporation**► (the **"Company")** has received a letter dated November 30, 1998 from Lincluden Management Ltd., presenting a proposal for inclusion in the **Company's** 1999 proxy materials. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), the **Company** hereby notifies the Commission that the **Company** intends to omit the proposal from the 1999 proxy materials. By copy of this letter, we are informing the proponent of the **Company's** intention. There are submitted with this letter five additional copies of this letter and its enclosures.

The proposal calls for the ◄**Company's**► board of directors to engage an investment banking firm "to explore all alternatives to enhance the value of the **Company"** and to present a plan to shareholders within a specified time. We believe that the proposal may be omitted pursuant to Rule 14a-8(i)(7) under the Exchange Act, because it relates to the **Company's** ordinary business operations. In addition, the proposal and its supporting statement are vague, inaccurate and misleading and therefore may be omitted pursuant to Rule 14a-8(i)(3) under the Exchange Act.

Moreover, we believe that the proposal need not be included because it is not bona fide; the proponent has been advised that the holder of 80% of the ◄**Company's**► outstanding shares will not support the proposal, and the proposal therefore has no chance of being adopted.

Ordinary business operations Read together with its supporting statement, the proposal appears to focus on the relationship between the stockholders' equity of the ◄**Company**► and its total assets. We believe that the management of the **Company's** capital--including such decisions as how much of the **Company's** earnings should be retained to support potential growth, whether to increase or decrease assets, and how much cash to distribute to shareholders through dividends or share repurchases--is a fundamental aspect of the **Company's** ordinary business. Likewise, whether to retain an outside advisor with respect to these matters, and what any such advisor's qualifications should be, are ordinary business decisions.

In other recent instances when shareholder proposals have advocated retention of an investment banking firm for similar purposes, the Staff has concurred that the proposals may be omitted because they related in part to non-extraordinary transactions. See The Reader's Digest Association, Inc. (August 18, 1998); BankAmerica **◀Corp.▶** (February 10, 1997). In spite of the allusion in the proposal to a sale or merger of the **Company,** the proposal appears to deal primarily with everyday management matters and should be excludible for that reason.

Vague, inaccurate and misleading. The proposal would require the **◀Company's▶** board of directors, with the assistance of an investment banking firm, to "explore all alternatives to enhance the value of the **Company".** This phrase is susceptible of a wide variety of interpretations. Taken literally ("explore *all* alternatives"), it would not be possible to carry out; if it means simply "make the stock price go up," it is not a reasonable mandate; if it means "seek the maximum return for shareholders," then it merely describes the goal of any conscientious management, including the **Company's.** If the proposal were adopted, the **Company's** board of directors would have no objective means of determining whether it had been implemented. In that respect the proposal is so vague and ambiguous that shareholders voting on the proposal would not be able to ascertain what action or measures the **Company** would be required to take if the proposal were approved. As such, it may be omitted, see, e.g., The Dial **Corporation** (January 27, 1998), Exxon **Corporation** (January 29, 1992).

The proposal's supporting statement includes a number of assertions that are either inaccurate or deprived of the necessary context. For instance, the proponent's use of the term "profitability" as synonymous with "return on equity" is not consistent with ordinary usage, and leads to such misleading statements as the characterization of lower returns on the **◀Company's▶** average equity, during periods when both profits and equity have actually increased, as "declining profitability". The proponent's use of accounting statistics purporting to show trends in the **Company's** performance, without any discussion of the accounting conventions (such as how equity is computed) or business trends (such as significant changes in the terms of federal **student loans,** which make up almost all of the **Company's** assets) behind the statistics, is an inherently misleading and inaccurate presentation. Especially confusing is the proponent's use of ratios (such as "return on average equity") without presenting either the numerator or the denominator. We believe that, just as the Commission's rules would prohibit an issuer of securities from describing its results in such an inchoate manner, so the supporting statement fails to comply with those rules.

Proposal is not bona fide. We have advised the proponent (by letter dated December 28, 1998) that the **◀Company's▶** 80% shareholder, Citibank (New York State), will not support the proposal and that it stands no chance of being adopted at the **Company's** annual meeting Therefore, the proposal is moot, and is no more appropriate for inclusion in the **Company's** proxy statement than a proposal which cannot be implemented or has already been carried out (see Rules 14a-8(i)(6) and (10) under the Exchange Act). We believe that the Commission's rules regarding shareholder proposals cover only those matters that could, if supported by enough other shareholders, be approved at the meeting to which the proxy statement relates. By contrast, this proposal has already been rejected, and we believe it may be omitted for that reason.

For the foregoing reasons, the **◀Company▶** respectfully requests the Staff's confirmation that it will not recommend to the Commission any enforcement action if the **Company** omits the proposal from its 1999 proxy materials.

Sincerely yours,

David Smith

[APPENDIX]

Lincluden's Shareholder Resolution for ◀Student Loan Corporation▶

Shareholder Proposal:

Resolved, that the shareholders of **◀Student Loan Corporation▶** recommend that the board of directors engage the services of a nationally recognized investment banking firm, with which it or its parent Citigroup has minimal current investment banking involvement, to explore all alternatives to enhance the value of the **Company,** including, but not limited to the possible sale or merger of the **Company,** or premium tender offer share repurchases of the stock of the **Company,** and to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value.

Supporting Statement:

In December 1992, Citicorp spun off 20% of the ◀**Company**▶ at a time when Citicorp greatly needed capital and the environment for federal student lending programs was highly uncertain. The **Company** was taken public with an equity to assets ratio of 3.1%, a level that presumably was appropriate to support its existing loan portfolio as well as future growth.

The ◀**Company's**▶ shareholders have experienced a trend of declining profitability, reduced returns on equity, inefficient capital allocation with the buildup in the equity to assets ratio, and repeated failure to meet stated return objectives.

1) Declining Earnings Growth Rates (Year over year change-earnings exclude floor income and extraordinary items)

92--44.0%

93--12.2

94--18.3

95--25.9

96--6.3

97---2.2

98--7.3% (three quarters)

2) Declining Profitability Return on Average Equity

92--Infinite-No equity recognized as wholly owned subsidiary of Citicorp

93--24.0%

94--21.4

95--21.4

96--19.5

97--16.2

98--15.8 (three quarters)

3) Increasing Equity to Assets Ratio

92--2.9%

93--4.5

94--4.6

95--4.7

96--5.1

97--5.1

98--5.2 (end of third quarter)

4) Failure to meet Return on Equity Targets

In October 1996, the Company ◄**declared**► a return on equity objective of 18 to 20% that it has since failed to achieve. Its major public competitor SLM Holdings has a ROE exceeding 70%. We believe that the target of 18-20% is well below industry norms.

A company ◄**with**► public shareholders should be responsive to them and seek to meet its declared profitability objectives. These objectives should meet or exceed industry standards.

IF YOU AGREE, please mark your proxy *FOR* this resolution.

[LETTER OF INQUIRY 2]

January 27, 1999

BY FEDERAL EXPRESS

Office of the General Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20540

Re: **The Student ◄Loan Corporation►**

◄**Ladies**► and Gentlemen:

This firm represents Lincluden Management Limited ("Lincluden") with respect to a shareholder proposal (the "Proposal") it has submitted for inclusion in the upcoming proxy statement of The Student ◄**Loan Corporation ("Student Loan" or**► the "Company"). I write in response to the January 14, 1999, letter of David Smith, (the "Smith Letter"), seeking to omit the proposal from the Company's **upcoming** proxy statement (the "Proxy Statement").

The Proposal states that:

Resolved, that the shareholders of Student ◄**Loan Corporation recommend**► that the board of directors engage the services of a nationally recognized investment banking firm, with which it or its parent Citigroup has minimal current investment banking involvement, to explore all alternatives to enhance the value of the Company, **including,** but not limited to, the possible merger of the Company, **or** premium tender offer share repurchases of the stock of the Company, **and** to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value.

The Smith Letter advances the following three separate arguments for excluding the Proposal from the Proxy Statement: (i) the Proposal is not *bona fide* because it has no chance of succeeding; (ii) the Proposal relates to the ordinary business operations of Student ◄**Loan; and**► (iii) the Proposal is vague, inaccurate and misleading. Each of these contentions lack merit and cannot serve as the basis for excluding the Proposal from the Proxy Statement.

One of the primary purposes of requiring the dissemination of a proxy statement is to encourage communications among shareholders. *See, e.g.*, *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores*, 54 F.3d 69, 72 (2d Cir. 1995) (citing *Roosevelt v. E. I. Du Pont de Nemours & Co.*, 958 F.2d 416, 421-22 (D.C. Cir. 1992)). There is no rule promulgated by the Securities and Exchange Commission ("SEC" or the "Commission") which allows for the exclusion of shareholder proposals even where the futility of its submission has been firmly established. Indeed, Rule 14a-8(c)(12) specifically provides that a shareholder proposal previously rejected by a company's ◄**shareholders**► must be included in future proxy statements if it received as little as little as three percent of the votes cast at the previous meeting. *See* Rule 14a-8(c)(12)(i). Also, even where a proposal has been rejected during three prior shareholder meetings, so long as it received at least 10% of the shareholder votes, if resubmitted, it must be included in the next proxy statement. *See* Rule 14a-8(c)(12)(iii).

Therefore, that Citibank, the owner of 80% of the Company's ◄**stock,**► purportedly opposes the Proposal is irrelevant. [1] So long as the Proposal otherwise meets the requirements of Rule 14a-8, Student **Loan is** required to include it in the Proxy Statement. The expected success (or lack thereof) of a shareholder proposal is simply not a prerequisite to its inclusion in a proxy statement or to the vindication of the principles underlying shareholder proposals.

What the Smith Letter really seeks to do is to turn the proxy solicitation process on its head. If its reasoning is adopted, public companies, ◄**in**► contravention of the policies contained in Rule 14a-8(c), will be able to exclude future minority shareholder proposals based upon polling a few select large shareholders. This approach conflicts with both the theory underlying SEC rules governing shareholder proposals in proxy statements and the specific rules promulgated by the SEC on the issue. Therefore, the Smith Letter's arguments on this point lack merit and must be rejected.

The contention of the Smith Letter that the proposal may be excluded from the Proxy Statement on the grounds that it relates to the ordinary business operations of the Company ◄**is**► similarly lacking in merit. [2] The Proposal is well within the framework of similar proposals which the SEC has compelled corporate managements to include in proxy statements. Thus, the SEC recently refused to allow an issuer to omit the following shareholder proposal from a proxy statement:

Resolved: That the shareholders of Temple-Inland recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, ◄**including,**► but not limited to, possible sale, merger, or other transaction for any or all assets of the company.

◄***See***► *Temple Inland, Inc.*, SEC No Action Letter, 1998 SEC No-Act. LEXIS 302 (Feb. 24, 1998).

This decision falls well within the mainstream of SEC decisions that precatory proposals recommending extraordinary transactions are generally proper and permitted and, specifically, are not excludable as "ordinary business" matters under Rule 14a-8(c)(7). *See, e.g.*, *Kidde Products, Inc.*, SEC No Action Letter, 1998 LEXIS 487 (Apr. 8, 1998) (proposal requesting board consideration of liquidation not excludable); *Penn Virginia Corp.*, ◄**SEC**► No Action Letter, 1997 WL 83093 (Feb. 24, 1997) (recommendation to board to "initiate and complete...a sale, merger or other restructuring of the company" **not** excludable); *Portsmouth Bank Shares, Inc.*, SEC No Action Letter, 1993 LEXIS 303 (Feb. 24, 1993) (proposal requesting company **solicit** bids for sale or merger or liquidation not excludable). In addition, the SEC has declined to concur in the proposed exclusion of proposals recommending the study of extraordinary transactions. *See, e.g.*, *Pan American World Airways, Inc.*, SEC No Action Letter, 1981 LEXIS 3040 (Feb. 10, 1981); *SL Indus, Inc.*, SEC No Action Letter, 1997 WL 547388 (shareholder proposal mandating that the board "consider the Company's **strategic** options, including a sale or spin-off..." not excludable); *OHSL Financial Corp.*, **SEC** No Action Letter, 1995 WL 619907 (Oct. 20, 1995) (proposal suggesting the "board examine the company's **position** for the potential gain in shareholder value through the sale or merger of the company" **not** excludable).

Indeed, a careful reading of the Smith Letter reveals that it is not the language of the Proposal itself which is alleged to be objectionable, rather it is the language in the supporting statement when "[r]ead together with its supporting statement" that forms the basis for an objection. This approach, however, must fail. Rule 14a-8(c)(7) only allows for the exclusion if "the *proposal* deals with a matter relating to the conduct of the ordinary business operation of the registrant." (Emphasis added). Only proposals may be excluded on that basis. Supporting statements, in contrast, are governed by 14a-8(b)(1) and there is no limitation on the language or representation made in a supporting statement. This failure to limit the contents of a supporting statement when the language of a proposal is constrained seems to represent a conscious choice in the drafting of the underlying rules and should be respected by the Commission in the implementations of the rules. *Accord Central Bank v. First Interstate Bank*, 511 U.S. 164 (1994) (limiting liability under Section 10(b) of the Exchange Act to the particular type of parties specifically identified in the language of the statute.) This approach also makes logical sense because it is only the proposal, if implemented, which has any impact on the

Company.

◄In► any event, only a strained reading of the supporting statement could allow a person to reasonably conclude that it causes the Proposal to relate to ongoing business operations, as the Smith Letter contends. Instead, a fair reading of the supporting statement together with the Proposal essentially contends that steps should be taken to maximize shareholder value in an extraordinary transaction as a result of the relatively poor results of the Company's **operations.** Thus, the supporting statement merely gives the Proposal some context and does not intend to relate to ordinary business operations of the Company.

◄Finally,► [3] the Smith Letter contends that the Proposal should be omitted as being vague, inaccurate and misleading pursuant to Rule 14a-8(c)(3). [4] This argument has two sub-parts: *first*, that the use of the term "all alternatives" is so vague as to be meaningless; and *second*, that the use of the terms "profitability" and the failure to discuss accounting conventions which underlie the computation of various items contained in the supporting statement makes the entire statement materially misleading. Each of these arguments lacks merit.

As to the first sub-part of the Smith Letter's argument, it falls almost into the theater of the absurd. To the extent shareholders or anyone else have any trouble understanding what the term "all alternatives" means--and we doubt that any such confusion exists in the real world--the use of specific defining terms such as "the possible sale or merger of the Company, **◄or►** premium tender offer share repurchases of the stock of the Company" **represent** specific examples of what type of alternatives the Proposal has in mind.

We note that the language of the Proposal in this regard is identical in its use of the term "all alternatives" as the one in the Temple-Inland matter discussed above in which the Commission declined to exclude the proposal at issue from the proxy statement. The same conclusion has been reached in similar proposals considered by the SEC. *See, e.g., Hechinger Company*, **◄SEC►** No Action Letter, 1997 WL 129054 (Feb. 20, 1997); *The Quaker Oats Co.*, SEC No Action Letter, 1995 WL 767231 (Dec. 28, 1995).

With respect to the second sub-part of the Smith Letter's argument, we ask that the Commission remember that the rules governing the submission of supporting statements limit such statements to 500 words. *See* Rule 14a-8(b)(1). It is doubtful that even a discussion of 5,000 words or more could satisfy the Smith Letter's sudden penchant for specificity and therefore, is nothing more than a transparent effort to avoid the inclusion of any reasonably informative supporting statement. In any event, the terms at issue are ones commonly understood by investors and the Company's **◄shareholders►** do not have to be treated as though they are childlike in their simplicity. *See, e.g., Parnes v. Gateway 2000, Inc.*, 122 F.3d 539, 547 (8th Cir. 1997) (citing *Hillson Partners Ltd. v. Adage, Inc.*, 42 F.3d 204, 213 (4th Cir. 1993)).

Indeed, the public disclosures of both Student **◄Loan and►** Citibank routinely refer to such terms in describing corporate performance without inserting the relevant numerator, denominator and any other information which the Smith Letter now disingenuously claims is necessary to a fair understanding of those terms. Thus, for example, an October 17, 1996 press release issued by Student **Loan refers** to a "goal to achieve a return on equity of 18-20%." Similarly, Citigroup (and its predecessor in interest, Citicorp), the ultimate parent entity of both Student **Loan and** Citibank, routinely refers to and discusses such terms as "return on equity" in the 1997 annual report and in various quarterly reports filed with the SEC and disseminated to the investing public. It is sheer hypocrisy for Student **Loan, given** its past use of similar terms, to now claim that their use in the Proxy Statement would be materially misleading.

Therefore, for all the reasons set forth above, the Smith Letter's objections to the Proposal lack merit. Accordingly, we respectfully request that the commission decline to concur in the Company's **◄position►** that the Proposal should be excluded from the Proxy Statement.

If you have any questions or need additional information with regard to the matters discussed in this letter, please do not hesitate to contact me at the number listed above ((212) 692-0555) or by writing to me at the address listed above or by faxing me any communications at (212) 557-6151.

Respectfully submitted,

Jeffrey S. Abraham

cc: Mr. David Smith

Assistant Secretary

The Student ◀**Loan Corporation**▶

◀**Mr.**▶ Richard Konrad

Lincluden Management Limited

(By fax and mail)

[STAFF REPLY LETTER]

March 18, 1999

Response of the Office of Chief Counsel

Division of Corporation ◀Finance▶

Re: The Student ◀**Loan Corporation**▶

◀**Incoming**▶ letter dated January 14, 1999

The proposal recommends that the board retain an investment banking firm to explore all alternatives to enhance the value of Student ◀**Loan Corporation, including**▶ a sale, merger or premium tender offer share repurchases and report to shareholders.

We are unable to concur in your view that Student ◀**Loan Corporation may**▶ exclude the proposal under rule 14a-8(i)(7). Accordingly, it is our view that Student **Loan Corporation may** not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Student ◀**Loan Corporation may** exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be false or misleading under rule 14a-9. In our view, the phrase "declining profitability" in the heading of the second table in the supporting statement may be omitted. Accordingly, we will not recommend enforcement action to the Commission if Student **Loan Corporation omits** only that portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Theresa Regan

Attorney-Advisor

[1]The Smith Letter fails to include any affidavit or other similar sworn statement sufficient to factually establish that Citibank will vote against the Proposal. Therefore, this contention need not be given the weight of an established fact on the record currently before the Commission.

[2]The Smith Letter refers to a Rule 14a-8(i)(7) as supporting such exclusion. We have been unable to locate any such rule and believe that the Smith Letter intended to refer to Rule 14a-8(c)(7)

[3]In the Smith Letter it is actually the second argument but we have placed it as the final one for rebuttal in this letter and therefore refer to it as the final contention.

[4]Rule 14a-8(c)(3), in turn, incorporates the provisions of Rule 14a-9 of the Exchange Act prohibiting the dissemination of false or misleading statements in connection with a proxy solicitation.

ON: SFH01 WSB#032299030 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A7abcfd59-37b3-3d9c-9cb0-b638e33bbc2&KT=L&fNoLFN=TRUE& SFH01 #4108 [SEC-ALNK]

ecurities - Federal Securities - Reporters and Primary Material - SEC No-Action Letters - 1978 - Current - 1978 - 2004 -

IO-ACT, WSB File No. 030298036 , Temple-Inland Inc., (Feb. 24, 1998)

'emple-Inland▶ Inc.

'ublic Availability Date: February 24, 1998
VSB File No. 030298036
'iche Locator No. 2866D11
VSB Subject Category: 77
{eferences:
;ecurities Exchange Act of 1934, Section 14(a), Rule 14a-8

-------------------Washington Service Bureau Summary-------------------

...A shareholder proposal, which requests that this company's board of directors engage a nationally-recognized ıvestment banking firm to explore alternatives to enhance shareholder value, including a possible sale, merger or other ·ansaction for any or all assets of the company, may not be omitted from the company's proxy material under rule 14a-8 :)(7). The staff particularly notes that the proposal, when read together with the supporting statement, appears to focus ın possible extraordinary business transactions, an interpretation that is consistent with the proponent's letter of January 6, 1998. The staff states that the proposal may not be omitted under either rule 14a-8(c)(3) or 14a-8(c)(4)."

[LETTER OF INQUIRY 1]

January 2, 1998

VIA ELECTRONIC MAIL AND

OVERNIGHT DELIVERY

Office of the Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Rule 14a-8-Shareholder Proposal Submitted by the William F.K. Monks Trust 1945

Ladies and Gentlemen:

◀**Temple-Inland**▶ Inc. (the "Company") has received a proposal and supporting statement (the "Proposal") from John P.M. Higgins as Trustee for the William F.K. Monks Trust 1945 (the "Proponent") for inclusion in the proxy statement and proxy for the Company's 1998 annual meeting of shareholders (the "1998 Proxy Materials"). For the reasons set forth herein, the Company believes that it may properly omit the Proposal from the 1998 Proxy Materials and respectfully requests that the Staff advise the Company that it will not recommend any action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the 1998 Proxy Materials.

In accordance with the provisions of subsection (d) of Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934, as amended (the "Act"), I enclose for filing on behalf of the Company six copies of the following:

1. Letter dated November 14, 1997, from the Proponent to the Company, which sets forth the Proposal (Exhibit A).

2. Letter dated December 9, 1997, from the Proponent to the Company, which provides documentary support for the Proponent's claim of beneficial ownership of over $1000 worth of the common stock of the Company (Exhibit B), and

3. This letter, which constitutes the Company's statement of the reasons the Company believes it is proper to omit the Proposal from the 1998 Proxy Materials.

Pursuant to subsection (d) of Rule 14a-8, the Company is notifying the Proponent of its intention to omit the Proposal from the 1998 Proxy Materials and its reasons therefor by sending a copy of this letter to the Proponent.

I. The Proposal

The Proposal states: "That the shareholders of [the Company] recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the [C]ompany, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the [C] ompany."

II. Grounds for Omission of the Proposal

A. The Proposal is Contrary to the Proxy Rules and Regulations Prohibiting False and Misleading Statements

Subsection (c)(3) of Rule 14a-8 permits a registrant to omit a proposal if "the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that the Proposal may be omitted under Subsection (c)(3) because it is (1) vague and (2) the Supporting Statement makes improper allegations.

(1) The Proposal is Vague. The Staff has repeatedly recognized that a proposal may be omitted under subsection (c)(3) of Rule 14a-8 if it is so inherently vague or indefinite that the shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what position or measures the corporation would be required to take if the proposal was adopted. *See U.S. Industries, Inc.* SEC No-Action Letter, 1983 WL 30794 (Feb. 17, 1983); *Duquesne Light Co.* SEC No-Action Letter, 1982 WL 29979 (Jan. 6, 1982); and *Jos. Schlitz Brewing Co.* SEC No-Action Letter, 1977 WL 15079 (Mar. 21, 1977). Such proposals are viewed by the Staff as misleading in that any action ultimately taken to implement the proposals could be quite different from that envisioned by the shareholders at the time they approved such proposal. *See Duquesne* at 4.

The Proposal requests that the Board retain an investment banking firm "to enhance the value of the [C]ompany." Not only is the phrase "enhance the value of the [C]ompany" vague and indefinite, but the Proponent then sets forth alternative methods to achieve the vague result desired including "other transaction[s]." Each of the alternatives presented (and the ultimate result of the Proposal is not limited to those alternatives) have vastly different consequences to both the Company and the individual shareholders, including tax and cash flow consequences. The Proposal, therefore, is vague in that any action ultimately recommended by an investment banking firm, if the Proposal were implemented, could very well be quite different from that envisioned by the shareholders who may vote in favor of the Proposal.

Additional evidence of the vague nature of the Proposal can be found by comparing the text of the proposal section with its supporting statement. The actual proposal section appears to contemplate an infinite array of transactions involving any or all assets of the Company. The supporting statement, however, focuses only on a transaction involving either the timberlands of the Company or the financial services subsidiaries of the Company. It is not clear, therefore, if the Proposal is seeking a transaction involving the Company in its entirety, the timberlands of the Company, or the financial services subsidiaries of the Company. The consequences to the shareholders of the Company of transactions at the extremes of these positions could vary dramatically. Under these circumstances, the shareholders would not be able to determine with any reasonable certainty exactly what position or measures the Company would be required to take if the Proposal was adopted.

(2) *The Supporting Statement Makes Allegations Without Factual Foundation.* Note (b) to Rule 14a-9 provides the following examples of the types of statements that may be misleading within the meaning of the Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Without factual substantiation, the supporting statement charges that the directors of the Company somehow lack independence because it "has three directors named 'Temple.'" The supporting statement further suggests that the directors of the Company lack the "independence, expertise, and focus" to carry out their fiduciary duty of care. These statements clearly call into question the conduct, character and integrity of the entire Board of Directors and management without factual foundation. The Proponent should know by reading the past proxy materials filed by the Company that while two of the directors are related, there is no familial relationship among any other directors, including the third director

named Temple. Further, none of the directors named Temple are officers or employees of the Company, nor are they holders of more than five percent of the outstanding stock of the Company. Accordingly, these directors qualify as independent directors under the criteria of the New York Stock Exchange. This statement is clearly intended to mislead the readers of the supporting statement through insinuations that lack any factual foundation.

The supporting statement also asserts that certain tax consequences could be achieved in a spin off of the financial services subsidiary of the Company. In making these assertions, the Proponent does not give a factual foundation for the assumptions it makes. It is evident that the Proponent is not certain in these assertions since it prefaces this remark with the phrase "[i]t seems likely." Further, it is not clear if the Proponent is alleging that such a spin-off would be tax-free to the Company or to the shareholders. The Company is very concerned that the shareholders of the Company could be mislead into believing that any transaction carried out in furtherance of passage of the Proposal may have certain tax aspects, either to the Company or the shareholders themselves, that are not possible.

The supporting statement is further filled with sweeping generalizations as reasons to support the Proposal. Such phrases as "escalated enormously," "far exceeding," "restructuring trend," "appetite for alternative investment strategies," "significant consolidation," and "risen dramatically" are all designed to prejudice the reader. Such writing is without factual foundation and is incapable of quantification. Rule 14a-8 protects shareholders from such generalizations and insupportable claims by requiring statements to have a factual foundation.

The Company, therefore, believes that the Proposal may be properly omitted from the 1998 Proxy Materials in reliance on subsection (c)(3) of Rule 14a-8 because the Proposal is vague and makes allegations without factual foundation.

B. The Proposal is Designed to Confer a Personal Benefit

Subsection (c)(4) of Rule 14a-8 states that a Proposal may be omitted from proxy materials of the registrant if it "is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large." The Proponent is affiliated with LENS, Inc. ("LENS"). Mr. John P.M. Higgins is the chief investment officer and portfolio manager for LENS and Mr. William F.K. Monks, whose trust is the Proponent, is a brother of Robert A.G. Monks, a principle of LENS. LENS is an investment fund that maintains promotional materials on the World Wide Web (URL:http://www.lens-inc.com). In its 1995 annual report included in those promotional materials, LENS states that, "During the latter part of the year, we began to market the fund to outside investors and continue with the sales effort." Later in the 1995 annual report, LENS states that it has "made initial investments in several new companies, in anticipation of raising additional capital." It is clear from these statements that LENS is interested in marketing itself and raising capital. In addition, LENS now identifies the Company on its Web site as one of its "Focus Companies." The Proponent wants to use the 1998 Proxy Materials as an additional advertising medium to raise capital for LENS. By announcing that the Company is one of its "Focus Companies" and using the 1998 Proxy Materials to further advertise that fact, the Proponent hopes to generate investments in LENS. Its capital raising efforts are clearly designed to confer a benefit on it that is not shared by the other shareholders of the Company.

The Company, therefore, believes that the Proposal may be properly omitted from the 1998 Proxy Materials in reliance on subsection (c)(4) of Rule 14a-8 because the Proposal is designed to confer a benefit on affiliates of the Proponent that would not be shared with the other security holders at large.

C. The Proposal is Directed at the Company's Ordinary Business Operations

Subsection (c)(7) of Rule 14a-8 permits the omission of a proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Staff has taken the position that proposals relating to the determination and implementation of a company's business strategies are matters relating to the conduct of the company's ordinary business operations.

When proposals similar to the Proposal have been presented to the Staff, two distinct lines of reasoning have emerged. In one line of no-action letters, the Staff has allowed proposals to be omitted from proxy materials when the proposal merely makes a general reference to enhancing shareholder values or does not call for a particular transaction. These proposals are considered to relate to ordinary business operations in the employment and supervision of outside investment counsel. Examples of these proposals that the Staff has permitted to be omitted from proxy materials are as follows:

The Shareholders urge the Board of Directors of the Company to take steps necessary to initiate a program the objective of which is to maximize shareholder values. Such program should require, as a first step, that the directors engage the services of a qualified investment banker to evaluate whether the current market quotations accurately reflect the true value of the company and to propose a course of action based upon its findings....

Novametrix Medical Systems, Inc. SEC No-Action Letter, 1996 WL 316806 (June 12, 1996);

RESOLVED, that the Board of Directors retain an investment banking firm as its financial advisor to explore alternatives for maximizing the value of the Company's shares including (a) restructure by separating into two separate companies, Bel Fuse-U.S. and Bel Fuse-Far East, (b) sell or develop valuable Hong Kong real estate, (c) close the CAC Microcircuits subsidiary, (d) utilize existing excess cash and borrowing power to purchase stock or to declare a special dividend, and (e) contact potential purchasers of the Company's assets or shares.

Bel Fuse, Inc. SEC No-Action Letter, 1991 WL 178727 (Apr. 24, 1991);

That management be required to effect a plan of restructuring for The Statesman Group, Inc. so as to maximize shareholder value, under the guidance of the outside directors of the company, with the assistance of recognized investment bankers....

The Statesman Group, Inc. SEC No-Action Letter, 1990 WL 286279 (Mar. 22, 1990);

As a shareholder, I propose that an investment banker be hired for the purpose of evaluating Integrated Circuits and making recommendations necessary to maximize shareholder value.

Integrated Circuits Inc., SEC No-Action Letter, 1988 WL 235340 (Dec. 27, 1988).

The same reasoning that supports the omission of these proposals was also recently followed in *Tremont Corp.*, SEC No-Action Letter, 1997 WL 80567 (Feb. 25, 1997). The proposal in *Tremont* requested "a plan to narrow the gap that exists between the value of Tremont shares and the value of its underlying assets...." The *Tremont* situation provides a useful analogy. The text of the proposal contemplated a wide universe of transactions while the supporting statement focused on only a couple of transactions. The Staff recognized that the proposal could involve a wide range of alternatives, including non-extraordinary transactions that may enhance shareholder value. The Proposal is similarly related to the conduct of the ordinary business operations of the Company.

In the other line of reasoning, the Staff has taken the position that the sale of the company or a line of business is an extraordinary event. Therefore, shareholder proposals making reference in the actual text of the proposal to a specific transaction or requesting only the sale of the entire business may not be omitted from the subject company's proxy materials. In these instances, the Staff has considered such proposals to relate to decisions concerning extraordinary corporate transactions rather than ordinary business operations. Examples of proposals that make reference to these types of specific transactions and, accordingly, have not been omitted from proxy materials are as follows:

RESOLVED that shareholders ask management to take steps ***to accomplish a separation of the Corporation's tobacco business*** from all its non-tobacco businesses by January 1, 1997.

Eastman Chemical Co. SEC No-Action Letter, 1996 WL 82809 (Feb. 26, 1996) (emphasis added);

Whereas MSB Bancorp secretly rebuffed a tax free offer of $35 per share for all MSB stock made by HUBCO, Inc. on September 7, 1995 and a similar offer of $25 per share made on October 26, 1995 and whereas there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time, and because the directors have not used qualified independent investment bankers to give written guidance for their decisions, it is hereby proposed that this corporation adopt the following resolutions: RESOLVED that this corporation engage a qualified investment banking firm to explore alternatives for maximizing shareholder value including but not limited to ***the sale of the institution in a tax free exchange of stock to another financial institution*** and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of MSB Bancorp.

MSB Bancorp, Inc. SEC No-Action Letter, 1996 WL 73690 (Feb. 20, 1996) (emphasis added);

RESOLVED: That the shareholders of The Quaker Oats Company recommend that the Board of Directors immediately retain a nationally prominent investment banking firm to explore all alternatives to enhance the value of the

Company including, but not limited to, a plan ***to separate the Foods and Beverages Businesses into two separate and independent publicly owned corporations,*** or possible sale to or merger with another corporation.

The Quaker Oats Co. SEC No-Action Letter, 1995 WL 767231 (Dec. 28, 1995) (emphasis added);

That the Board of Directors undertake a current independent investment banking study to determine the value of Sears, Roebuck and Company if its ***financial services divisions were divested,*** and that the results of this study be reported to all shareholders for whatever action seems appropriate.

Sears, Roebuck & Co. SEC No-Action Letter, 1992 WL 55821 (Mar. 16,1992) (emphasis added).

The most recent no-action letter in this area must also be mentioned. In *The Topps Co.*, SEC No-Action Letter, 1997 WL 152195 (Apr. 2, 1997), the Staff was unable to concur with the registrant that a proposal very similar to the Proposal could be excluded on the grounds that the proposal concerned the ordinary business operations of the registrant. This determination, however, was made involving an entirely different legal analysis than advanced in the other letters cited above. In its request for no-action advice, the only position advanced by the registrant was that the proposal was a criticism of management.

The Company believes that the Proposal falls clearly within the line of reasoning expressed by the proposals set forth in *Novametrix, Bel Fuse, Inc., The Statesman Group, Inc., Integrated Circuits Inc.*, and *Tremont* regarding the hiring of an investment banker to "maximize stockholder value," which the Staff viewed as relating to "ordinary business operations." The Proposal is not one that requires a specific extraordinary corporate transaction such as the "prompt sale of the company" or the separation of a line of business. The actual text of the Proposal alone makes no reference to any specific transaction or type of transaction. It is only in the supporting statement that any specific transaction is mentioned. Without the supporting statement, the Proposal appears to contemplate an unlimited universe of possible transactions, which is why the Company also believes the Proposal is vague.

Therefore, the Company sees no basis for distinguishing between the foregoing proposals calling for the hiring of an investment banking firm to assist and advise a board of directors to maximize stockholder value and the instant Proposal requiring the Board of Directors to engage an investment banking firm to "explore all alternatives to enhance the value of the [C]ompany." In each case, the proposals relate to the ordinary business operations of the subject company and not to any specific extraordinary transaction. The board of directors and the management of the Company regularly review and decide among various corporate strategies to enhance shareholder value and make determinations as to when professional assistance is needed in carrying out those strategies. There is no more basic and ordinary function of the directors than attempting to enhance shareholder values. The Company believes that the Proponent merely disagrees with the exercise of the business judgment of the directors and officers of the Company and desires to use the 1998 Proxy Materials as a cost free vehicle to voice its disagreement.

The Company, therefore, believes that the Proposal may be properly omitted from the 1998 Proxy Materials in reliance on subsection (c)(7) of Rule 14a-8 as involving the ordinary business operations of the Company in exercising its business judgment in the best way to enhance shareholder value.

III. Conclusion

The Company respectfully requests that the Staff advise the Company that it will not recommend any action to the Commission if the Company omits the Proposal from the 1998 Proxy Materials based upon its interpretation of subsections (c)(3), (c)(4), and (c)(7) of Rule 14a-8.

In addition to the enclosures detailed at the beginning of this request, the Company has included an extra copy of this letter and would appreciate that copy being date stamped and returned to me in the pre-addressed stamped envelope provided. Copies of the no-actions letters cited in this request are also provided for your convenience.

If you should have any questions or comments regarding this matter, please do not hesitate to contact me.

Very truly yours.

M. Richard Warner

Enclosures

[APPENDIX]

Exhibit A

November 14, 1997

Mr. Clifford J. Grum

Chief Executive Officer

◀**Temple-Inland,**▶ Inc.

303 S. Temple Drive

Diboll, TX 75941

M. Richard Warner, Esq.

Secretary

◀**Temple-Inland,**▶ Inc.

303 S. Temple Drive

Diboll, TX 75941

Dear Mr. Grum and Mr. Warner,

I am the beneficial owner, as Trustee of the William F.K. Monks Trust 1945, of 400 shares of the common stock of ◀**Temple-Inland**▶ Inc., Of the total shares owned, 350 shares have been owned for more than one year. As such, I am submitting the enclosed shareholder resolution for inclusion in the company's proxy for the 1998 annual meeting. If you have any questions or require documentation of this holding, please let me know.

Sincerely,

John P.M. Higgins

Trustee, William F.K. Monks Trust 1945

45 EXCHANGE STREET PORTLAND, MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Resolved: That the shareholders of ◀**Temple-Inland**▶ recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company.

Supporting statement:

A company that goes to the public markets for capital must be competitive for that capital. This company's performance has been disappointing, trailing the S&P 500, the S&P Paper and Forest, and the S&P Savings & Loan averages over the last five years. One hundred dollars invested in ◀**Temple-Inland**▶ five years ago would be worth $127, but it would be worth $247 if invested in the S&P 500 Index, $161 if invested in the paper and forest index, and $380 if invested in the savings and loan index.

The company, which has three directors named "Temple", needs an independent review to help them determine whether the paper company should continue to be combined with either the substantial timber assets or with the financial services group.



Timber asset values have escalated enormously during the last decade, in many cases far exceeding the stated balance sheet values. The paper industry as a whole is in the midst of a restructuring trend, encompassing asset rationalizations and consolidation. And the investing public has shown an appetite for alternative investment strategies resulting in the creation of forest management partnerships. However, Temple's timber values are currently lost in the price of its stock. We believe that the company should seriously consider monetizing the timber assets.

This is also a good time to review the validity of holding the financial services subsidiaries. The savings and loan industry has been undergoing a significant consolidation, and valuation multiples have risen dramatically. It seems likely that the financial services group could be spun off to ◄**Temple-Inland**► shareholders tax free. We believe that this group would provide a higher value to shareholders on a stand-alone basis.

At this important transitional time for the company, it is crucial that the board have the independence, expertise, and focus required to ensure that the right questions are raised.

If other shareholders believe, as we do, that the value of the underlying assets of this company are not reflected in the stock price, then the board and the management have not met their obligation to prove that they can add value. The board and management can best add value now by obtaining an independent valuation of the assets and of their value if sold.

[LETTER OF INQUIRY 2]

January 16, 1998

Office of the Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We write in response to respond to the January 2, 1998 letter to you from M. Richard Warner, Vice President, General Counsel and Secretary of ◄**Temple-Inland,**► Inc. (the "Company"), concerning the proposal to be voted on by the Company's shareholders and a supporting statement (the "Proposal") submitted to the Company by me, as Trustee for the William F. K. Monks Trust 1945 (the "Proponent"), for inclusion in the proxy statement and proxy for the Company's 1998 annual meeting of shareholders (the "1998 Proxy Materials").

In its letter to you, the Company requests that the Staff advise the Company that it will not recommend any action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its 1998 Proxy Materials.

For the reasons set forth below, the Proposal is proper for inclusion in the 1998 Proxy Materials and the Company's arguments that inclusion is not required under subsections (c)(3), (c)(4) and (c)(7) of Rule 14a-8 are without factual or legal basis and are contrary to prior Staff interpretations.

The Proposal reads:

Resolved: That the shareholders of ◄**Temple-Inland**► recommend that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company.

Subsection (c)(7)

This precatory proposal clearly implicates hiring an investment banker for the specific purpose of identifying an appropriate extraordinary transaction which the Company could pursue. Consequently, the Proposal is proper for inclusion in the 1998 Proxy Materials notwithstanding the Company's efforts to misconstrue it so as avoid the Staff's long-standing position that precatory proposals recommending extraordinary transactions are, generally, proper and permitted and, specifically, are not excludable as "ordinary business" matters under Rule 14a-8(c)(7). *See, e.g.*, *Kiddie Products, Inc.*, SEC No-Action Letter, 1988 LEXIS 487 (Apr. 8, 1988) (proposal requesting board consideration of liquidation not excludable); *Penn Virginia Corporation*, SEC No-Action Letter, 1997 WL 83093 (February 24, 1997) (recommendation to board to "initiate and complete ... a sale, merger or other restructuring of the company" not excludable); *Portsmouth Bank Shares, Inc.*, SEC No-Action Letter, 1993 LEXIS 303 (Feb. 24, 1993) (proposal requesting company solicit for bids for sale or merger or liquidate not excludable); *Weldotron Corporation*, SEC No-Action Letter, 1991 LEXIS 736 (May 23, 1991) (proposal requesting company solicit offers for purchase or merger not excludable).

In addition, the Staff has declined to concur in the exclusion of proposals recommending the study of single articulated extraordinary transaction or an array of extraordinary transactions. *See, e.g.*, *Pan American World Airways, Inc.*, SEC No-Action Letter, 1981 LEXIS 3040 (Feb. 10, 1981); *Fluor Corporation*, SEC No-Action Letter, 1981 LEXIS 2839 (Jan. 7, 1981); *SL Industries, Inc.*, SEC No-Action Letter, 1997 WL 547388 (shareholder proposal mandating that the company's board "consider the Company's strategic options, including a sale or spinoff..." not excludable); *OHSL Financial Corporation*, SEC No-Action Letter 1995 WL 619907 (Oct. 20, 1995) (proposal suggesting the board "examine the company's position for the potential gain in shareholder value through the sale or merger of the company" not excludable).

The Company asserts that the Proposal should be omitted on the grounds that it "relate[s] to ordinary business operations in the employment and supervision of outside investment counsel" and cites *Novametrix Medical Systems, Inc.*, SEC No-Action Letter, 1996 WL 316806 (June 12, 1996), and *Integrated Circuits Inc.*, SEC No-Action Letter 1988 WL 235340 (Dec. 27, 1988), for support. However, *Novametrix* and *Integrated* are distinguishable from the Proposal at hand, inasmuch as both proposals suggested merely that the board engage an investment banker to assess the company's value and develop any course of action to enhance the company's value as recommended by the bankers; by not indicating that any major or extraordinary action be taken by the Company the proposal to "assess and recommend" was considered so vague only that it might address only the company's "ordinary business" activities. In contrast, the Proposal asks for the engagement of investment bankers for the purpose of effectuating an extraordinary transaction.

All the precedents the Company references in support of its subsection (c)(7) argument involved proposals which implicated ordinary business operations such as a nonspecific "restructuring" (*Bel Fuse, Inc.*, SEC No-Action Letter, 1991 WL 178727 (Apr. 24, 1991); *The Statesman Group, Inc.*, SEC No-Action Letter, 1990 WL 286279 (Mar. 22, 1990)) or a mere "plan" to align the company's underlying assets and share value (*Tremont Corp.*, SEC No-Action Letter, 1997 WL 80567 (Feb. 25, 1997), without contemplating any extraordinary transaction. These examples are not instructive with respect to the Proposal, as the Proposal does not suggest "ordinary course" restructuring or planning activities but, rather, an extraordinary transaction such as a sale or merger. All the other precedents cited by the Company are consistent with the inclusion of the Proposal in the 1998 Proxy Materials, as they supported inclusion of proposals requesting a study of a variety of extraordinary transactions, as also discussed below with respect to the alleged vagueness of the Proposal.

Subsection (c)(3)

The Company also asserts that the Proposal's articulation of possible transactions is "vague" and therefore may properly be excluded as misleading under subsection (c)(3) of Rule 14a-8. This reasoning flies in the face of numerous recent Staff letters, including two cited and misconstrued by the Company. The Company first cites *Quaker Oats*, where the shareholder proposal read:

"Resolved: That the shareholders of the Quaker Oats Company recommend that the Board of Directors immediately retain a nationally prominent investment banking firm to explore all alternatives to enhance the value of the Company, including, but not limited to, a plan to separate the Foods and Beverages Business into two separate and independent publicly owned corporations or possible sale to or merger with another corporation."

The Quaker Oats Co., SEC No-Action Letter, 1995 WL 767231 (Dec. 28, 1995).

By focusing on only the value enhancement goal of the Proposal, the Company attempts to side-step the fact that the Proposal urges that the Company retain an investment banker to identify an extraordinary transaction in the only way feasible under the circumstances, by identifying a list of possible transactions, without excluding other alternatives -- an approach that the Staff has recognized is permissible. In fact, the Proposal is parallel to and uses almost the exact same language as the proposal permitted by the staff in *Quaker Oats.* Both the *Quaker Oats* proposal and the Proponent's Proposal begin by recommending the hiring of an investment banker; both specify that the banker would be hired to "explore all alternatives to enhance the value of the Company," and both then set forth, in seriatim, a list of possible extraordinary transactions.

Similarly, in its citation of *MSB Bancorp. Inc.*, SEC No-Action Letter, 1996 WL 73690 (Feb. 20, 1996), and *The Topps Company*, SEC No-Action Letter, 1997 WL 152195 (Apr. 2, 1997), the Company attempts to draw attention away from the fact that each of these stockholder proposals suggests one or more extraordinary transactions, while further qualifying the proposal to the effect that the ultimate transaction suggested to be undertaken by the company "not [be] limited to" the alternative or alternatives advanced.

In a similar vein, we note that the Company fails to cite the Staff's March 1997 *Hechinger* no-action letter, in which the Staff again opined that a proposal strikingly similar to the Proponent's -- one which listed two non-specific extraordinary transactions among other possibilities -- could not properly be excluded. That proposal read:

"The Board of Directors of the Company is requested to promptly retain a nationally recognized investment banking firm in order to evaluate actions which could increase shareholder value, including but not limited to evaluation of a negotiated sale of all or substantially all of the Company's assets."

Hechinger Company, SEC No-Action Letter, 1997 WL 129054 (February 20, 1997). In its letter the Staff rejected Hechinger Company's argument that this proposal was false and misleading because it was vague and indefinite, and therefore excludable under Rule 14a-8(c)(3).

Obviously, one purpose of seeking to have an investment banker analyze the alternative extraordinary transactions available to the Company is to have the potentially different consequences of the transactions on shareholder value identified. This hardly makes a proposal to such effect -- i.e., to have the study done -- vague.

We further note that, not only is the *Hechinger* language substantially similar to that of the Proposal, but *Hechinger* is much more recent than the decade-old Staff letters concerning vagueness and exclusion under subsection (c)(3) that the Company cites: *U.S. Industries, Inc.*, SEC No-Action Letter, 1983 WL 30794 (Feb. 17, 1983); *Duquensne Light Co.*, SEC No-Action Letter, 1982 WL 29979 (Jun. 6 1982); and *Jos. Schlitz Brewing Co.*, SEC No-Action Letter, 1977 WL 15079 (Mar. 21, 1977).

The Company also argues that the entire Proposal and supporting statement should be omitted under subsection (c)(3) of Rule 14a-8 because the "supporting statement makes improper allegations." Contrary to the Company's argument, the supporting statement does not implicate "conduct, character, and integrity of the entire Board of Directors and management without factual foundation." The supporting statement merely comments in a truthful manner on the composition of the Company's board of directors. The Company in its responding statement will, of course, have the opportunity of advising shareholders of any information on the board's composition it considers relevant. In addition, while the Company apparently objects to the Proponent's view that "independence, expertise, and focus [are] required to ensure that the right questions are raised" by the Company's directors, we find it hard to see how this statement can be misleading, as these qualities are almost universally recognized as important to good corporate governance. *See Report of the NACD Blue Ribbon Commission on Director Professionalism* (Nov. 1996) at 9-12. Nevertheless, in its responding statement the Company will have the opportunity to pursue whatever arguments about director independence it chooses to advance.

Subsection (c)(4)

The Company also argues that the Proposal is not proper for inclusion because it is calculated to benefit the Proponent by attracting new investors. The Company utterly fails to show any way in which the receipt by the Company's board of directors of an independent investment banking analysis of the Company's alternatives for pursing an extraordinary transaction would benefit the Proponent any more or differently than any other shareholder. The Company argues only that submitting a successful proposal may enhance the Proponent's investment returns and also benefit its investment manager by that success. Were this argument sound, it would essentially preclude all institutional shareholders and all shareholders who seek professional investment advice from ever sponsoring a Rule 14a-8 proposal. This result runs contrary to the very core of the rule-affording the opportunity of access to a company's proxy statement to the owners of public companies in order to facilitate shareholder communication with directors-and would discriminate among shareholders based on their organizational form, a treatment no where approved in Rule 14a-8 or the securities laws in general.

For the reasons set forth above, we believe that the Company's reasoning is flawed and the Proposal is proper for inclusion in the Company's 1998 Proxy Materials. We therefore respectfully request that the Staff decline to concur with the Company's position that the Proposal should be excluded under subsections (c)(3), (c)(4) and (c)(7) of Rule 14a-8.

If you have any question or need any additional information with regard to the foregoing, please contact the undersigned at (207) 775-2354.

Very truly yours,

John P.M. Higgins

Trustee, William F.K. Monks Trust 1945

cc: M. Richard Warner

[LETTER OF INQUIRY 3]

1997 WL 152195 (S.E.C.)

(Cite as: 1997 WL 152195 (S.E.C.))

(SEC No-Action Letter)

***1** The Topps Company, Inc.

Publicly Available April 2, 1997

LETTER TO SEC

February 28, 1997

Office of the Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Topps, Inc. Shareholder Proposal Submitted

by Mr. Kenneth Steiner

Ladies and Gentlemen:

Pursuant to and in accordance with Rule 14a-8 of the Securities and Exchange Commission (the "Commission"), promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith on behalf of Topps, Inc., a Delaware corporation ("Topps"), are (i) six copies of the letter received on October 23, 1996, from Mr. Kenneth Steiner, setting forth the text of a resolution and a related supporting statement (the resolution and related supporting statement are hereinafter referred to as the "Proposal") and (ii) six copies of this letter stating Topps' intention to omit the Proposal from its proxy statement and form of proxy relating to the 1997 Annual Meeting of Topps stockholders (the "Topps Proxy Materials"). Set forth below is our statement of reasons relating to our belief that the

Proposal may be properly omitted from the Topps Proxy Materials. For your convenience, we have also enclosed copies of the authorities referred to herein.

Pursuant to Rule 14a-8, by copy of this letter we are advising the proponent directly that Topps intends to omit the Proposal from the Topps Proxy Materials.

I. Background and Summary

On October 23, 1996, Topps received a letter from Mr. Steiner requesting that Topps include the Proposal in the Topps Proxy Materials. The Proposal states as follows:

"Sale or Merger of Company

Resolved: that the shareholders of the Company recommend and deem it desirable and in their best interest that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company. These alternative (sic) should include, but not be limited to, the possible sale, merger or other transaction involving the Company.

Supporting Statement

In support of the above resolution, the proponent believes that in view of the unacceptable performance of the Company over the past five years, the deplorable stock price, and in my opinion, ineffective management, the board of directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the Company.

I am a co-founder of the Investors Rights Association of America and it is my opinion that the value of the Company can be enhanced if the above resolution is carried out and the shareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering.

Nell Minow, a highly acclaimed corporate governance specialist, and principal of the LENS Fund, which specializes in increasing the value of under-performing companies, has stated:

***2** 'Companies can only justify asking investors to take the risk of investing in equities by delivering a competitive rate of return on the invested capital. When a company's management and board cannot meet that goal, they owe it to their investors to submit themselves to an independent evaluation by an outside firm, to insure that all options are objectively evaluated.

If a company's performance lags over a sustained period, it is time for the shareholders to send a message of no confidence to the board, reminding them that they have to hold management -- and themselves -- to a higher standard.'

I URGE YOUR SUPPORT. VOTE FOR THIS RESOLUTION."

We believe the Proposal may be properly excluded under Rule 14a-8(c)(8) because the supporting statement's attacks on directors standing for reelection improperly relate to an election to office. In addition, the Proposal is excludable under Rule 14a-8(c)(7) because the supporting statement's criticism of management improperly relates to the conduct of the ordinary business operations of Topps.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(c)(8)

Rule 14a-8(c)(8) provides for exclusions of proposals that relate to an election to office. The staff of the Commission (the "Staff") has consistently determined that proposals that question the business judgment, competence and service of a company's directors may be omitted because they relate to the election to office. Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996) (proposal to censure Chief Executive Officer who was up for reelection at the upcoming shareholders meeting excludable); UAL Corporation (January 18, 1991) (proposal calling for no-confidence vote excludable); Time Warner Inc. (March 23, 1990) (proposal to censure board of directors excludable); American Telephone and Telegraph Co. (January 28, 1983) (proposal calling for no-confidence vote against management and directors excludable); Time Incorporated (February 15, 1974) (proposal to censure board of directors and management excludable).

At its 1997 Annual Meeting, Topps will have two directors up for reelection: Mr. Arthur T. Shorin, its Chairman and Chief Executive Officer, and Mr. Wm. Brian Little, an outside director. Messrs. Shorin and Little have been directors of Topps or its predecessor since 1964 and 1984, respectively, and Mr. Shorin has served as Chairman and CEO since 1980. Thus Mr. Steiner's supporting statement, which criticizes Topps' "unacceptable performance ... over the past five years" encompasses the performance of Messrs. Shorin and Little, both of whom stand for reelection as directors in 1997. Such criticism of two directors standing for reelection may be omitted under Rule 14a-8(c)(8) because it improperly relates to an election to office. Similarly, the supporting statement's denunciation of Topps' management as "ineffective" questions Mr. Shorin's competence and business judgment and may also be excluded pursuant to Rule 14a-8(c)(8). In addition, the quoted material from Ms. Nell Minow, when taken in the context of the rest of the Proposal, is in effect calling on shareholders to hold a vote of no-confidence against the Board of Directors, which is clearly excludable under Rule 14a-8(c)(8). Finally, the supporting statement's citation of "the deplorable stock price" and promise that "the shareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering" constitute attacks on Mr. Shorin and the Board of Directors and thus are excludable. In essence, all of these aforementioned passages, which question the competence and abilities of Messrs. Shorin and Little, may be excluded under Rule 14a-8(c)(8) because they relate to an election to office.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(c)(7)

*3 The Proposal is excludable under Rule 14a-8(c)(7) because the supporting statement deals with a matter relating to the conduct of the ordinary business operations of Topps. The Staff has held that criticism of management relates to the conduct of ordinary business operations and thus may be excluded under Rule 14a-8(c)(7). See UAL Corp. (March 15, 1990) (proposal calling for the censure and resignation of ChiefExecutive Officer excludable). Significant portions of the supporting statement criticize Mr. Shorin's abilities as Chief Executive Officer. Topps' management is called "ineffective," Mr. Shorin's tenure as CEO is said to have caused shareholders "long suffering," and the quoted material from Ms. Minow is used to say that the management has done a poor job. This criticism of Mr. Shorin as CEO is the purview of the Board of Directors, is not an appropriate matter for a shareholder proposal, and is therefore excludable under Rule 14a-8(c)(7).

IV. Conclusion

The Proposal is excludable under Rules 14a-8(c)(8) and (7) because the supporting statement improperly relates to an election to office and the conduct of the ordinary business operations of Topps, respectively. In addition, there is a strong policy reason for allowing Topps to omit the Proposal. In essence, Mr. Steiner is attempting to use an otherwise proper resolution to bootstrap an impermissible attack on Topps' Board of Directors and management. If the Commission denies Topps its requested relief, proponents will be able to evade both the letter and spirit of Rule 14a-8 by grouping a permissible resolution with an impermissible supporting statement.

Therefore, on the basis of the reasons set forth above, we respectfully request that you concur in our opinion that the Proposal may be properly omitted from the Topps Proxy Materials and request your confirmation that the Staff will not recommend that the Commission take enforcement action if Topps omits the Proposal from the Topps Proxy Materials. If the Staff disagrees, then, alternatively, Mr. Steiner should be required to modify his Proposal so that the supporting statement no longer violates Rules 14a-8(c)(7) and (8). If you have any questions or would like additional information, please call the undersigned collect at (212) 376-0639.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Warren E. Friss

Deputy General Counsel

THE TOPPS COMPANY, INC.

1 Whitehall Street

New York NY 10004-2109

Telephone: (212) 376-0300

[APPENDIX]

ENCLOSURE

October 20, 1996

Mr. Leon J. Gutmann

Assistant Treasurer

The Topps Company, Inc.

One Whitehall Street

New York, NY 10004

Dear Mr. Gutmann:

Enclosed is a shareholder resolution and supporting statement for inclusion in the company's proxy statement and presentation at The Topps Company, Inc.'s 1997 annual shareholder's meeting.

*4 In accordance with Securities and Exchange Commission regulations under rule 14a-8, I have owned shares of the company stock with a market value of at least $1,000 continuously for the preceding year and I intend to maintain such ownership through the date of the following annual shareholders' meeting.

If you would like to discuss this proposal, or intend to object to the resolution's entry in the 1997 proxy statement, please contact me at the above address.

Sincerely,

Kenneth Steiner

ENCLOSURE

Sale or Merger of Company

Resolved: that the shareholders of the Company recommend and deem it desirable and in their best interest that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company. These alternative should include, but not be limited to, the possible sale, merger or other transaction involving the Company.

Supporting Statement

In support of the above resolution, the proponent believes that in view of the unacceptable performance of the Company over the past five years, the deplorable stock price, and in my opinion, ineffective management, the board of directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the Company

I am a co-founder of the Investors Rights Association of America and it is my opinion that the value of the Company can be enhanced if the above resolution is carried out and the shareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering.

Nell Minow, a highly acclaimed corporate governance specialist, and principal of the LENS Fund, which specializes in increasing the value of under-performing companies, has stated:

"Companies can only justify asking investors to take the risk of investing in equities by delivering a competitive rate of return on the invested capital. When a company's management and board cannot meet that goal, they owe it to their investors to submit themselves to an independent evaluation by an outside firm, to insure that all options are objectively evaluated.

If a company's performance lags over a sustained period, it is time for the shareholders to send a message of no confidence to the board, reminding them that they have to hold management -- and themselves -- to a higher standard."

I URGE YOUR SUPPORT. VOTE FOR THIS RESOLUTION

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*5 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 2, 1997

Publicly Available April 2, 1997

Re: The Topps Company, Inc. (the "Company")

Incoming letter dated February 28, 1997

The proposal recommends that the board immediately engage a nationally-recognized investment banker to explore all alternatives to enhance the value of the Company including, but not limited to, a sale or merger.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(7), as a matter relating to the conduct of the Company's ordinary business operations. Accordingly, the Division is unable to conclude that rule 14a-8(c)(7) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(8) as relating to an election of office. Accordingly, the Division is unable to conclude that rule 14a-8(c)(8) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

Sincerely,

Amy M. Trombly

Attorney Advisor

Securities and Exchange Commission (S.E.C.)

1997 WL 152195 (S.E.C.)

END OF DOCUMENT

November 12, 1997

Mr. Richard M. Warner

Vice President/General Counsel/Secretary

◀**Temple Inland**▶ Inc.

Drawer "N"

Diboll TX 75941

Re: Confirmation of Ownership

Dear Sirs:

Let this letter serve as official notice that The Northern Trust Company, with offices at 50 South LaSalle Street, Chicago, IL, holds as of November 10, 1997 in its account at the Depository Trust Company (DTC), New York, at least 372,839 shares of ◀**Temple Inland**▶ Inc Common Stock, cusip number 879868107. These shares are registered in a DTC nominee name, either CEDE & CO. or KRAY & CO.

As of the same date, 147,839 of said shares were recorded on the books of The Northern Trust Company in the account of Ram Trust Services with offices at 45 Exchange Street, Portland ME, 04101. The Northern Trust Company, as custodian for Ram Trust Services, has assigned all authority, shareholder privileges and entitlement to Ram Trust Services who may, in turn, do the same.

And, as of the same date, 225,000 of said shares were recorded on the books of The Northern Trust Company in the account of Atlantic Bank, N.A. with offices at 511 Congress Street, 1st floor, Portland ME, 04101. The Northern Trust Company, as custodian for Atlantic Bank, N.A., has assigned all authority, shareholder privileges and entitlement to Atlantic Bank who may, in turn, do the same.

Sincerely,

Daniel J. Pedersen

Second Vice President

Senior Account Administrator

The Northern Trust Company

312-630-1565

November 13, 1997

CONFIRMATION OF OWNERSHIP LETTER

Mr. Richard M Warner

Vice President/General Counsel/Secretary

◀**Temple Inland**▶ Inc

Drawer "N"

Diboll, TX 75941

Dear Mr. Warner:

This will confirm that the records of The Depository Trust Company ("DTC") indicate that at the close of business November 10, 1997 there were at least 372,839 shares of ◀**Temple Inland**▶ Inc., CUSIP number 879868 10 7 on deposit in an account (#2669) maintained by Northern Trust Co. at DTC.

Very truly yours,

A Limited Purpose Trust Company and Member, Federal Reserve System

Exhibit B

December 9, 1997

Mr. Clifford J. Grum

Chief Executive Officer

◀**Temple-Inland,**▶ Inc.

303 S. Temple Drive

Diboll, TX 75941

Mr. Richard Warner, Esq.

Vice President/General Counsel/Secretary

◀**Temple-Inland,**▶ Inc.

303 S. Temple Drive

Diboll, TX 75941

Re: Confirmation of Ownership

Dear Messrs. Grum and Warner:

This letter is to verify that, as of November 14, 1997, William F. K. Monks Trust 1945 is the beneficial owner of 400 shares of ◄**Temple-Inland,**► Inc. common stock held by or at Ram Trust Services, Inc. as custodian.

These shares are recorded on the books of Ram Trust Services, Inc. in the accounts of William F. K. Monks Trust 1945. Ram Trust Services, Inc. assigns all authority, shareholder privileges and entitlement to the Trustees of the William F. K. Monks Trust 1945.

The William F. K. Monks Trust 1945 does intend to continue ownership of the common stock of the Company through the date on which the 1998 Annual Meeting will be held.

Enclosed please find a copy of the trust agreement for the William F. K. Monks Trust 1945 giving John P. M. Higgins, Trustee, authority to act on behalf of this trust.

Please call me at 207-775-2354 if you have any questions.

Sincerely,

Karen C. Lowell

Chief Operating Officer

Att.

45 EXCHANGE STREET PORTLAND, MAINE 04101 TELEPHONE 207-775-2354 FACSIMILE 207-775-4289.

[STAFF REPLY LETTER]

February 24, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: ◄**Temple-Inland** Inc. (the "Company")

Incoming letter dated January 2, 1998

The proposal requests that the board engage a nationally-recognized investment banking firm to explore alternatives to enhance shareholder value, including a possible sale, merger, or other transaction for any of all assets of the Company.

The Division is unable to concur in your view that the proposal may be omitted under rule 14a-8(c)(7). We note in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions, and this interpretation is consistent with the proponent's letter of January 16, 1998. Accordingly, the Division does not believe that the proposal may be omitted in reliance on rule 14a-8(c)(7).

The Division is unable to concur in your view that the proposal may be omitted under either rule 14a-8(c)(3) or rule 14a-8(c)(4). Accordingly, the Division does not believe that the proposal may be omitted in reliance on either of those rules.

Sincerely,

Frank G. Zarb, Jr.

Special Counsel

ION: SFH01 WSB#030298036 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A57028ba9-ff12-354d-b468-135aef3fa02&KT=L&fNoLFN=TRUE& SFH01 #5303 [SEC-ALNK]

IO-ACT, NAFT WSB File No. 040797002, Topps, Inc. , (Apr. 02, 1997)

opps,► Inc.

ompany: ◄**Topps,**► Inc.

ublic Availability Date: April 02, ◄**1997**►

VSB File No. 040797002

iche Locator No. 2742B6

VSB Subject Categories: 076, 077

eference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

THE ◄TOPPS► COMPANY, INC.

ONE WHITEHALL STREET

NEW YORK, NY 10004

TELEPHONE(212) 376-0639

ebruary 28, ◄**1997**►

Office of the Chief Counsel
ivision of Corporation Finance
ecurities and Exchange Commission
50 Fifth Street, N.W.
Vashington, D.C. 20549

e: ◄Topps,► Inc. Shareholder Proposal Submitted

by Mr. Kenneth Steiner

adies and Gentlemen:

Pursuant to and in accordance with Rule 14a-8 of the Securities and Exchange Commission (the "Commission"), romulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith on behalf f ◄**Topps,**► Inc., a Delaware corporation **("Topps")**, are (i) six copies of the letter received on October 23, 1996, from Ar. Kenneth Steiner, setting forth the text of a resolution and a related supporting statement (the resolution and related upporting statement are hereinafter referred to as the "Proposal") and (ii) six copies of this letter stating **Topps'** intention o omit the Proposal from its proxy statement and form of proxy relating to the **1997** Annual Meeting of **Topps** tockholders (the "The **Topps** Proxy Materials"). Set forth below is our statement of reasons relating to our belief that the Proposal may be properly omitted from the **Topps** Proxy Materials. For your convenience, we have also enclosed copies f the authorities referred to herein.

Pursuant to Rule 14a-8, by copy of this letter we are advising the proponent directly that ◄**Topps**► intends to omit he Proposal from the **Topps** Proxy Materials.

. Background and Summary

On October 23, 1996, ◀Topps▶ received a letter from Mr. Steiner requesting that **Topps** include the Proposal in ıe **Topps** Proxy Materials. The Proposal states as follows:

Sale or Merger of Company

"Resolved: that the shareholders of the Company recommend and deem it desirable and in their best interest that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company. These alternative (sic) should include, but not be limited to, the possible sale, merger or other transaction involving the Company.

ıupporting Statement

In support of the above resolution, the proponent believes that in view of the unacceptable performance of the Company over the past five years, the deplorable stock price, and in my opinion, ineffective management, the board of directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the Company.

I am a co-founder of the Investors Rights Association of America and it is my opinion that the value of the Company can be enhanced if the above resolution is carried out and the shareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering.

Nell Minow, a highly acclaimed corporate governance specialist, and principal of the LENS Fund, which specializes in increasing the value of under-performing companies, has stated:

'Companies can only justify asking investors to take the risk of investing in equities by delivering a competitive rate of return on the invested capital. When a company's management and board cannot meet that goal, they owe it to their investors to submit themselves to an independent evaluation by an outside firm, to insure that all options are objectively evaluated.

If a company's performance lags over a sustained period, it is time for the shareholders to send a message of no confidence to the board, reminding them that they have to hold management - and themselves - to a higher standard.'

I URGE YOUR SUPPORT. VOTE FOR THIS RESOLUTION."

We believe the Proposal may be properly excluded under Rule 14a-8(c)(8) because the supporting statement's ıttacks on directors standing for reelection improperly relate to an election to office. In addition, the Proposal is excludable ınder Rule 14a-8(c)(7) because the supporting statement's criticism of management improperly relates to the conduct of he ordinary business operations of ◀**Topps.**▶

I. *The Proposal May Be Excluded Pursuant to Rule 14a-8(c)(8)*

Rule 14a-8(c)(8) provides for exclusions of proposals that relate to an election to office. The staff of the Commission the "Staff") has consistently determined that proposals that question the business judgment, competence and service of a company's directors may be omitted because they relate to the election to office. Great Atlantic & Pacific Tea Company, nc. (March 8, 1996) (proposal to censure Chief Executive Officer who was up for reelection at the upcoming shareholders neeting excludable); UAL Corporation (January 18, 1991) (proposal calling for no-confidence vote excludable); Time Narner Inc. (March 23, 1990) (proposal to censure board of directors excludable); American Telephone and Telegraph Co. (January 28, 1983) (proposal calling for no-confidence vote against management and directors excludable); Time ncorporated (February 15, 1974) (proposal to censure board of directors and management excludable).

At its1997 Annual Meeting, ◀**Topps**▶ will have two directors up for reelection: Mr. Arthur T. Shorin, its Chairman and Chief Executive Officer, and Mr. Wm. Brian Little, and outside director. Messrs. Shorin and Little have been directors of **Topps** or its predecessor since 1964 and 1984, respectively, and Mr. Shorin has served as Chairman And CEO since 1980. Thus Mr. Steiner's supporting statement, which criticizes **Topps'** "unacceptable performance . . . over the past five years" encompasses the performance of Messrs. Shorin and Little, both of whom stand for reelection as directors in **1997.** Such criticism of two directors standing for reelection may be omitted under Rule 14a-8(c)(8) because it improperly relates to an election to office. Similarly, the supporting statement's denunciation of **Topps'** management as "ineffective" questions Mr. Shorin's competence and business judgment and may also be excluded pursuant to Rule 14a-8(c)(8). In addition, the quoted material from Ms. Nell Minow, when taken in the context of the rest of the Proposal, is in effect calling on shareholders to hold a vote of no-confidence against the Board of Directors, which is clearly excludable under ᵗule 14a-8(c)(8). Finally, the supporting statement's citation of "the deplorable stock price" and promise that "the hareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering" onstitute attacks on Mr. Shorin and the Board of Directors and thus are excludable. In essence, all of these forementioned passages, which question the competence and abilities of Messrs. Shorin and Little, may be excluded nder Rule 14a-8(c)(8) because they relate to an election to office.

II. *The Proposal May Be Excluded Pursuant to Rule 14a-8(c)(7)*

The Proposal is excludable under Rule 14a-8(c)(7) because the supporting statement deals with a matter relating to ıe conduct of the ordinary business operations of ◄**Topps.**► The Staff has held that criticism of management relates to ıe conduct of ordinary business operations and thus may be excluded under Rule 14a-8(c)(7). See UAL Corp. (March 5, 1990) (proposal calling for the censure and resignation of Chief Executive Officer excludable). Significant portions of ıe supporting statement criticize Mr. Shorin's abilities as Chief Executive Officer. **Topps'** management is called ineffective," Mr. Shorin's tenure as CEO is said to have caused shareholders "long suffering," and the quoted material ·om Ms. Minow is used to say that the management has done a poor job. This criticism of Mr. Shorin as CEO is the ıurview of the Board of Directors, is not an appropriate matter for a shareholder proposal, and is therefore excludable ınder Rule 14a-8(c)(7).

V. Conclusion

The Proposal is excludable under Rules 14a-8(c)(8) and (7) because the supporting statement improperly relates to ın election to office and the conduct of the ordinary business operations of ◄**Topps,**► respectively. In addition, there is a ;trong policy reason for allowing **Topps** to omit the Proposal. In essence, Mr. Steiner is attempting to use an otherwise ıroper resolution to bootstrap an impermissible attack on **Topps'** Board of Directors and management. If the Commission lenies **Topps** its requested relief, proponents will be able to evade both the letter and spirit of Rule 14a-8 by grouping a ›ermissible resolution with an impermissible supporting statement.

Therefore, on the basis of the reasons set forth above, we respectfully request that you concur in our opinion that the ›roposal may be properly omitted from the ◄**Topps**► Proxy Materials and request your confirmation that the Staff will not ecommend that the Commission take enforcement action if **Topps** omits the Proposal from the **Topps** Proxy Materials. If he Staff disagrees, then, alternatively, Mr. Steiner should be required to modify his Proposal so that the supporting ;tatement no longer violates Rules 14a-8(c)(7) and (8). If you have any questions or would like additional information, ›lease call the undersigned collect at (212) 376-0639.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning t to our messenger who has been instructed to wait.

/ery truly yours,

Narren E. Friss
Deputy General Counsel

Enclosures

3Y HAND DELIVERY

:c: Mr. Kenneth Steiner

INQUIRY LETTER 2

KENNETH STEINER

14 STONER AVENUE

GREAT NECK, NY 11021

TELEPHONE(516) 482-5262

)ctober 20, 1996

1r. Leon J. Gutmann
ıssistant Treasurer
'he ◄Topps► Company, Inc.
)ne Whitehall Street
lew York, NY 10004

)ear Mr. Gutmann:

Enclosed is a shareholder resolution and supporting statement for inclusion in the company's proxy statement and ›resentation at The ◄**Topps**► Company, Inc.'s **1997** annual shareholder's meeting.

In accordance with Securities and Exchange Commission regulations under rule 14a-8, I have owned shares of the :ompany stock with a market value of at least $1,000 continuously for the preceding year and I intend to maintain such ›wnership through the date of the following annual shareholders' meeting.

If you would like to discuss this proposal, or intend to object to the resolution's entry in the ◄**1997**► proxy statement, ›lease contact me at the above address.

Sincerely,

<enneth Steiner

)ate:10-20-96

ɜncl's

Sale or Merger of Company

Resolved: that the shareholders of the Company recommend and deem it desirable and in their best interest that the ɔoard of directors immediately engage the services of a nationally recognized investment banker to explore all ɜlternatives to enhance the value of the Company. These alternative should include, but not be limited to, the possible ɜale, merger or other transaction involving the Company

Supporting Statement

In support of the above resolution, the proponent believes that in view of the unacceptable performance of the Company over the past five years, the deplorable stock price, and in my opinion, ineffective management, the board of directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the Company

I am a co-founder of the Investors Rights Association of America and it is my opinion that the value of the Company can be enhanced if the above resolution is carried out and the shareholders would at long last be able to salvage meaningful monetary rewards for their patience and long suffering.

Nell Minow, a highly acclaimed corporate governance specialist, and principal of the LENS Fund, which specializes in increasing the value of under-performing companies, has stated:

"Companies can only justify asking investors to take the risk of investing in equities by delivering a competitive rate of return on the invested capital. When a company's management and board cannot meet that goal, they owe it to their investors to submit themselves to an independent evaluation by an outside firm, to insure that all options are objectively evaluated.

If a company's performance lags over a sustained period, it is time for the shareholders to send a message of no confidence to the board, reminding them that they have to hold management - and themselves - to a higher standard."

URGE YOUR SUPPORT. VOTE FOR THIS RESOLUTION

STAFF REPLY LETTER

pril 2, ◀1997▶

ESPONSE OF THE OFFICE OF CHIEF COUNSEL
IVISION OF CORPORATION FINANCE

e: The ◀Topps▶ Company, Inc. (the "Company")

Incoming letter dated February 28, ◀**1997**

The proposal recommends that the board immediately engage a nationally-recognized investment banker to explore ll alternatives to enhance the value of the Company including, but not limited to, a sale or merger.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials 1 reliance on rule 14a-8(c)(7), as a matter relating to the conduct of the Company's ordinary business operations. ccordingly, the Division is unable to conclude that rule 14a-8(c)(7) may be relied upon as a basis to omit the proposal om the Company's proxy materials.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials 1 reliance on rule 14a-8(c)(8) as relating to an election of office. Accordingly, the Division is unable to conclude that rule 4a-8(c)(8) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

Sincerely,

my M. Trombly

Attorney Advisor

ION: SFH01 WSB#040797002 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A2e3edb98-5705-3639-baa6-3f1177423c7&KT=L&fNoLFN=TRUE& SFH01 #6215 [SEC-ALNK]

Find help at http://support.cch.com, call Research Specialists at 800-344-3734, or call Tech Support at 800-835-0105. | Back to Top

ecurities - Federal Securities - Reporters and Primary Material - SEC No-Action Letters - 1978 - Current - 1978 - 2004 -

lO-ACT, NAFT WSB File No. 022096018, MSB Bancorp, Inc. , (Feb. 20, 1996)

lSB Bancorp,► Inc.

:ompany: **◄MSB Bancorp,►** Inc.

'ublic Availability Date: February 20, **◄1996►**

VSB File No. 022096018

iche Locator No. 2571F7

VSB Subject Categories: 074, 077

:eference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

THACHER PROFFITT & WOOD

TWO WORLD TRADE CENTER

NEW YORK, NEW YORK 10048

TELEPHONE(212) 912-7400

anuary 04, **◄1996►**

EDERAL EXPRESS

ecurities and Exchange Commission
l50 5th Street, N.W.
Vashington, D.C. 20549
Attention: Office of Chief Counsel

Division of Corporation Finance

Re: ◄MSB Bancorp,► Inc.
Commission File No. 0-20187

Omission of Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, **◄MSB Bancorp,►** Inc., a Delaware corporation **("MSB")**, with regard to a shareholder proposal (the "Proposal") in connection with the **1996** annual meeting of **MSB** stockholders. On November 17, 1995, **MSB** received a letter from Mr. Thomas Graham Kahn (the "Proponent") submitting a proposal for inclusion in **MSB's** proxy materials for its **1996** annual meeting. We hereby request confirmation that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), **MSB** omits the Proposal from its **1996** proxy materials. Pursuant to Rule 14a-8(d) of the General Rules and Regulations of the Commission under the Exchange Act, **MSB** files herewith six copies of the Proposal. Further enclosed pursuant to Rule 14a-8(d) are six copies of this letter, which, to the extent that the reasons for the omission of the Proposal discussed herein are based on matters of law, is our supporting opinion as **MSB's** counsel. By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(d), of the **MSB's** intention to omit the Proposal from **MSB's 1996** proxy materials.

The Proposal states:

Whereas ◀**MSB Bancorp**▶ secretly rebuffed a tax free offer of $35 per share for all **MSB** stock made by HUBCO, Inc. on September 7, 1995 and a similar offer of $25 per share made on October 26, 1995 and whereas there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time, and because the directors have not used qualified independent investment bankers to give written guidance for their decisions, it is hereby proposed that this corporation adopt the following resolutions: RESOLVED that this corporation engage a qualified investment banking firm to explore alternatives for maximizing shareholder value including but not limited to the sale of the institution in a tax free exchange of stock to another financial institution and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of **MSB Bancorp.**

As set forth in more detail below, ◀**MSB**▶ proposes to exclude the Proposal from its **1996** proxy materials, because . believes that the Proposal can be excluded under Rules 14a-8(c)(1), (3), (7) and (10).

. Exclusion under Rule 14a-8(c)(1)

Rule 14a-8(c)(1) provides that a registrant may exclude a proposal from its proxy materials if "the proposal is, under he laws of the registrant's domicile, not a proper subject for action by security-holders." Pursuant to Section 141(a) of the)elaware General Corporation Law (the "DGCL"), "the business and affairs of every Delaware corporation organized ınder this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be ırovided under other provisions of the DGCL or in its certificate of incorporation." Thus, in the absence of a provision eserving power to the stockholders in the certificate of incorporation or a provision of the DGCL directing or requiring that ;tockholders take action, the directors, rather than the stockholders, manage the business and affairs of a Delaware :orporation.

The certificate of incorporation of ◀**MSB**▶ contains no reservation by the stockholders of the power and duty to nanage the business and affairs of **MSB.** Rather, pursuant to Article FIFTH of the certificate of incorporation of **MSB,** "the ›usiness and affairs of **MSB** shall be managed by or under the direction of the Board of Directors. In addition to the ›owers and authority expressly conferred upon them by statute or the Certificate of Incorporation or the Bylaws of the Corporation, the Directors are . . . empowered to exercise all such powers and do all such acts and things as may be ›xercised or done by the Corporation." It is well settled in Delaware law that once the board of directors of a Delaware :orporation becomes charged with managing the business and affairs of a corporation, it may not delegate the power and luty to manage the business and affairs of the corporation to third parties, including stockholders. In this regard, see *.ehrman v. Cohen*, 222 A.2d 800 (Del. 1966), wherein the Delaware Supreme Court stated, "it is settled, of course, as a jeneral principle, that directors may not delegate their duty to manage the corporate enterprise . . . . The delegation of luty, if any, is made not by the directors but by stockholder action under Section 141(a), via the certificate of ncorporation." *Id.* at 808.

Section 141(a) of the DGCL reflects the fundamental principle of American corporate law that responsibility for the nanagement of a corporation's operations, property and affairs, including the policies by which such activities should be :arried out, is exclusively vested in its board of directors (subject, of course, to the right of stockholders to elect directors and to vote on certain extraordinary corporate matters such as charter amendments and mergers). Moreover, pursuant to Section 211(b) of the DGCL, an annual meeting of stockholders is to be held for the purposes of electing the directors and any other "proper business."

◀**MSB**▶ believes that the Proposal is not a proper business matter for stockholder action under Section 211(b) of the DGCL. The sole purpose of the Proposal is to pressure the Board of Directors to put **MSB** up for sale. By requiring **MSB** to hire another "qualified investment banking firm," the Proposal seeks to influence the Board of Directors in a way that **MSB** believes would involve a derogation of the Board's fiduciary duties and an impermissible delegation of such duties to the stockholders since the Board (not the stockholders) is charged with managing the business and affairs of **MSB.** Accordingly, the Proposal is in direct conflict with this principle.

Moreover, if ◀**MSB**▶ retains an investment banker as required by the Proposal, the Proposal requires that **MSB** promptly make the results of such efforts available to all stockholders. This goes far beyond the legal disclosure obligations of a public company. **MSB** has disclosed, and will continue to disclose, to its stockholders all material information in accordance with its legal disclosure obligations. Requiring **MSB** to make these results public "promptly" could, in certain instances, be inconsistent with **MSB's** disclosure obligations and misleading. Thus, the Proposal is tantamount to requiring the stockholders to conduct the business affairs of **MSB** in violation of the DGCL and **MSB's** disclosure obligations. Based upon the foregoing, **MSB** believes that the Proposal is not a proper subject for action by security-holders and is in violation of Rule 14a-8(c)(1).

. ***Exclusion under Rule 14a-8(c)(3)***

Rule 14a-8(c)(3) provides that a registrant may exclude a proposal from its proxy materials if the proposal or upporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or nisleading statements in proxy soliciting materials. ◀**MSB**▶ believes that many parts of the Proposal are false and/or nisleading.

The first phrase of the Proposal states "whereas ◀**MSB Bancorp**▶ secretly rebuffed a tax free offer of $35 per hare for all **MSB** stock . . . ." The phrase "secretly rebuffed" is false and would be misleading to **MSB's** stockholders. The rst conditional proposal from HUBCO, Inc. ("HUBCO") was received by **MSB** on September 7, 1995, at which time **MSB** ʼas negotiating a definitive agreement with First Nationwide Bank, a Federal Savings Bank ("First Nationwide"), for the cquisition (the "Acquisition") by **MSB's** subsidiary of certain First Nationwide branches, which agreement was entered nto on September 29, 1995. On October 26, 1995, HUBCO delivered a second conditional proposal to **MSB,** which roposal was conditioned on, among other things, **MSB's** cancellation of its proposed equity offering (the "Offering"). On November 3, 1995, **MSB** publicly announced that it had received these two conditional proposals from HUBCO and that s Board had determined to pursue the Acquisition and the Offering rather than either of the two proposals.

In our opinion, ◀**MSB**▶ was under no legal obligation to disclose these two conditional proposals, and the phrase secretly rebuffed" is both false and suggests that the **MSB** Board acted surreptitiously and improperly. In fact, like most ther public companies, it is **MSB's** policy not to disclose preliminary business combination discussions, let alone the eceipt of unsolicited conditional proposals. Moreover, in deciding not to publicly disclose the HUBCO proposals until November 3, 1995, the Board of Directors believed that disclosing the same before such time could actually be misleading o its stockholders. Thus, **MSB** believes the phrase "secretly rebuffed" is misleading, because **MSB** did, in fact, disclose hat it had not accepted the HUBCO proposals but waited to do so until, as a valid business purpose, it felt disclosure was roper.

Additionally, the phrase "tax free offer of $35 per share" in the first sentence of the Proposal is misleading in several espects. First, the use of the word "offer" in several places throughout the Proposal is false and misleading. The roposals, both from HUBCO, were highly conditional proposals to negotiate a business combination with ◀**MSB.**▶ The roposals were conditioned upon (1) due diligence findings and (2) in the case of the October 26th proposal, the cancellation of **MSB's** planned Offering. There were no preliminary agreements made between HUBCO and **MSB,** such as confidentiality agreements or a letter of intent, nor were there any contracts signed (for the proposal) between the corporations. The Board of Directors of **MSB** believes that the conditional proposals from HUBCO were never solid offers out merely indications of interest or invitations to begin negotiations. Thus, **MSB** believes the term "offer" to be false and nisleading to its stockholders and investors in general.

In addition, the use of the term "tax free" is misleading. Although HUBCO proposed an exchange of its shares for hose of ◀**MSB,**▶ and such an exchange would not be taxable at the time of the exchange, the stockholders would have no method of realizing on their investment but for a sale HUBCO's stock, which sale would be taxable at either the ordinary or the capital gains tax rate.

Also, the phrase "offer of $35 per share" is misleading, because it implies that the HUBCO proposal was for $35 in cash, when, in fact, HUBCO's proposal was to exchange $35 worth of HUBCO stock. Moreover, since the proposal was subject to due diligence, if negotiations had been initiated, it is possible that such figure may have been reduced upon the completion of due diligence. In addition, the value of HUBCO stock after a transaction will fluctuate, and the conditional offer may in time be worth more or less than "$35 per share." Thus, ◀**MSB**▶ believes that the phrase "offer of $35 per share," particularly when coupled with the phrase "tax free," is misleading.

The phrase, "whereas there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time, . . ." is false and misleading. ◀**MSB**▶ has publicly issued preliminary prospectuses dated November 27 and December 7, 1995 and January 2, **1996** that indicate the belief of management of the Company that the "growth strategy" referred to by the Proponent will be immediately accretive to earnings and earnings per share. Thus, not only does management of **MSB** believe that this strategy will enhance stockholder value, but it has made available to the public "evidence" of its belief.

The phrases "because the directors have not used qualified independent investment bankers to give written guidance for their decisions . . ." and "resolved that this corporation engage a qualified investment banking firm to explore alternatives for maximizing shareholder value . . ." are clearly false. ◀**MSB**▶ engaged the firm of Bear, Stearns & Co. Inc. ("Bear, Stearns"), a qualified, nationally recognized, independent investment banking firm to provide financial advice in connection with certain of its business decisions and to "explore" strategic alternatives for **MSB's** implementation of its business plan. Bear, Stearns has served as independent financial advisor to **MSB** for more than two years. In connection with the Acquisition, Bear, Stearns rendered an opinion to the effect that, as of the date of the agreement with First lationwide, the Acquisition was fair, from a financial point of view, to **MSB's** stockholders.

In sum, as described above, the Proposal is in some instances false and several instances misleading. Thus, the 'roposal violates Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Accordingly, the ◀**MSB**▶ believes the Proposal can properly be omitted from its **1996** proxy materials pursuant to Rule 14a-8(c)(3), which rovides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is ontrary to the Commission's proxy rules.

. Exclusion under Rule 14a-8(c)(7)

Rule 14a-8(c)(7) provides that a proposal may be excluded from a registrant's proxy statement if it "deals with a natter relating to the conduct of the ordinary business operations" of the registrant. The Staff has taken the position that roposals relating to the determination and implementation of a company's business strategies are matters relating to the onduct of the company's ordinary business. *See, e.g., In Bel Fuse, Inc.*, SEC No-Action Letter, 1991 WL 178727 (April :4, 1991) (proposal calling for the hiring of an investment banking firm to explore alternatives for maximizing stockholder alue is excludable under Rule 14a-8(c)(7)); *The Statesman Group, Inc.*, SEC No-Action Letter, 1990 WL 286279 (March :2, 1990) (proposal relating to a restructuring of the company, so as to maximize shareholder value, with the assistance f investment bankers, is excludable under Rule 14a-8(c)(7)); *Integrated Circuits Inc.*, SEC No-Action Letter, 1988 WL :35340 (December 27, 1988) (proposal relating to the engagement of an investment banker to make recommendations to naximize shareholder value is excludable under Rule 14a-8(c)(7)).

In other instances, the Staff has taken the position that the sale of the company or a line of business is an xtraordinary event, and, thus, shareholder proposals relating thereto may not be omitted from the subject company's roxy materials. *See, e.g., RJR Nabisco Holdings Corp.*, SEC No-Action Letter, 1995 WL 749658 (December 15, 1995) proposal for management to take necessary steps to separate the company's tobacco business from its non-tobacco usiness); *OHSL Financial Corp.*, SEC No-Action Letter, 1995 WL 619907 (October 20, 1995) (proposal for directors to xamine potential gain through a merger); *Center Banks Inc.* SEC No-Action Letter, 1992 WL 53480 (March 13, 1992) proposal recommending that the board of directors take all necessary actions to maximize shareholder value by the rompt sale of the Company to highest qualified bidder).

◀**MSB**▶ believes that the Proposal at hand is clearly more similar to the proposals set forth in *In Bel Fuse, Inc., The Statesman Group, Inc* and *Integrated Circuits Inc.* regarding the hiring of an investment banker to "maximize stockholder alue" -- which the Staff viewed as relating to "ordinary business operations" -- than to the proposals requiring "prompt ale of the company" or the separation of a line of business. Therefore, **MSB** sees no basis for distinguishing between the oregoing proposals calling for the hiring of an investment banking firm to assist and advise a board of directors to naximize stockholder value and the instant Proposal requiring the Board of Directors to engage an investment banking irm to "explore alternatives to maximize shareholder value including . . . the sale of the institution." In each case, the roposals relate to the ordinary business operations of the subject company. **MSB** believes that the Proponent merely lisagrees with the exercise of the **MSB's** business judgement, as evidenced by the fact that the Proponent already has rought litigation challenging the rejection of the HUBCO proposal, the Offering and the Acquisition as a breach of the Board's fiduciary duties. Accordingly, **MSB** believes the Proposal may be properly omitted pursuant to Rule 14a-8(c)(7).

I. Exclusion under Rule 14a-8(c)(10)

Rule 14a-8(c)(10) permits omission of a proposal if it "has been rendered moot." The Staff has previously taken the position that proposals to engage an investment banker are rendered moot by the engagement of an investment banker. *See, e.g., Health Insurance of Vermont, Inc.*, SEC No-Action Letter 1995 WL 82766 (February 28, 1995) (proposal for company to hire an outside firm to review potential alternatives to enhance shareholder value, including a merger of business and sale of the company rendered moot by subsequent hiring of investment banker); *Borden Inc.*, SEC No-Action Letter, 1994 WL 55782 (February 23, 1994) (proposal for board to undertake investment banking study to determine value of the company if non-food businesses were divested and to make such study available to shareholders rendered moot by prior engagement of investment banking firm). The facts in these two recent letters are closely analogous to the situation at hand. In connection with ◀**MSB's**▶ long-term business plan, **MSB,** as described in Section 2 above, has retained Bear, Stearns, a qualified investment banking firm, as its financial advisor. Bear, Stearns on an ongoing basis "explores" alternatives for maximizing stockholder value and has done so for more than two years. In effect, **MSB,** as part of its business strategy, has already completed all material aspects of the Proposal. The Proponent merely disagrees with the results and wishes the Board of **MSB** to repeat the process, as evidenced by the fact that the Proponent already has brought litigation challenging the rejection of the HUBCO proposal, the Offering and the Acquisition as a breach of the Board's fiduciary duties. In addition, the hiring of another investment banker to repeat the process pursuant to the Proposal would involve undue expense and a waste of corporate assets and would divert management's attention from the successful implementation of its business plan (i.e., completion of the Acquisition nd Offering and integration of the acquired First Nationwide branches). Accordingly, because the Proposal has been substantially implemented" so as to render the Proposal moot, **MSB** believes that the Proposal may be properly omitted ursuant to Rule 14a-8(c)(10).

* *

In sum, ◄**MSB**► believes that the Proposal may properly be omitted from its **1996** proxy materials pursuant to ubsections (c)(1), (c)(3), (c)(7) and (c)(10) of Rule 14a-8. If the Staff disagrees with **MSB's** conclusion that the Proposal nay be so omitted from its **1996** proxy materials, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (212) 912-7432 or Mark I. Sokolow at (212) 912-7825.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning t to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

THACHER PROFFITT & WOOD

By:

Omer S. J. Williams

Enclosures

cc: Linda B. Matarese, Esq.

INQUIRY LETTER 2

THOMAS GRAHAM KAHN

555 MADISON AVENUE

NEW YORK, NEW YORK 10022-3301

TELEPHONE(212) 980-5050

November 17, 1995

VIA FAX & FEDERAL EXPRESS

Ms. Karen S. DeLuca
Corporate Secretary
◄MSB Bancorp,► Inc.
35 Matthews Street
Goshen, NY 10924

Dear Ms. DeLuca:

I, Thomas Graham Kahn, swear that:

1. I reside at 25 Central Park West, New York, New York 10023.

2. I'm the beneficial owner of 1,400 shares of ◄**MSB Bancorp**► purchased as follows: 1,000 on November 10, 1992 and 400 on February 2, 1993 which shares reside in the attached Wertheim Schroder account.

Please include the following proposal with the notice of annual meeting of stockholders to be held in ◄**1996:**►

Whereas ◄**MSB Bancorp**► secretly rebuffed a tax free offer of $35 per share for all **MSB** stock made by HUBCO, Inc. on September 7, 1995 and a similar offer of $25 per share made on October 26, 1995 and whereas there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time, and because the directors have not used qualified independent investment bankers to give written guidance for their decisions, it is hereby proposed that this corporation adopt the following resolutions: RESOLVED that this corporation engage a qualified investment banking firm to explore alternatives for maximizing shareholder value including but not limited to the sale of the institution in a tax free exchange of stock to another financial institution and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of **MSB Bancorp.**

Sincerely,

Thomas Graham Kahn

'aula Meo
lotary Public

'GK/kd

'AULA MEO
lotary Public, State of New York
lo 43-4970861
lualified in Richmond County

Commission Expires Original Text Illegible/20/96

INQUIRY LETTER 3

THACHER PROFFITT & WOOD

TWO WORLD TRADE CENTER

NEW YORK, NEW YORK 10048

TELEPHONE(212) 912-7400

lanuary 23, ◄**1996**►

EDERAL EXPRESS

Securities and Exchange Commission
I50 5th Street, N.W.
Nashington, D.C. 20549
Attention: Office of Chief Counsel

Division of Corporation Finance

Re: ◄MSB Bancorp,► Inc.
Commission File No. 0-20187

Omission of Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, ◄**MSB Bancorp,**► Inc., a Delaware corporation **("MSB"),** to supplement our no-action request by letter dated January 4, **1996** (the "No-Action Request") with regard to a stockholder proposal (the 'Proposal") in connection with the **1996** annual meeting of **MSB** stockholders. Since the date of the No-Action Request,

MSB has received, by letter dated January 12 (the "January 12 Letter"), an amendment to the stockholder proposal roposed by Mr. Thomas Graham Kahn (the "Proponent"), purporting to cure "alleged defects" in his previously submitted roposal. We hereby take opportunity to respond to the January 12 Letter and continue to request confirmation that the taff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not ecommend enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Exchange Act of 1934, s amended (the "Exchange Act"), **MSB** omits the Proposal, as amended (the "Amended Proposal"), from its **1996** proxy naterials. Pursuant to Rule 14a-8(d) of the General Rules and Regulations of the Commission under the Exchange Act, **ISB** files herewith six copies of this letter, with the January 12 Letter attached hereto. Pursuant to Rule 14a-8(d), this etter, to the extent that the reasons for the omission of the Proposal discussed herein are based on matters of law, is our upporting opinion as **MSB's** counsel. By copy of this letter and accompanying material, the Proponent is being notified, ursuant to Rule 14a-8(d), of **MSB's** intention to omit the Amended Proposal from **MSB's 1996** proxy materials. apitalized terms not defined herein have the meanings set forth in the No-Action Request.

The January 12 Letter proposes three amendments to the existing stockholder proposal, each indicated by a number n brackets, which numbers correspond to the paragraph numbers of the January 12 Letter, and makes other minor hanges to the proposal, resulting in the Amended Proposal as follows:

Whereas ◄**MSB Bancorp**► secretly rebuffed a tax free offer of $35 per share, **2 *in HUBCO stock***, for all **MSB** stock made by HUBCO on September 7, 1995 and a similar offer of $25 per share, **2 *in HUBCO stock***, made on October 26, 1995 and, whereas, there is no evidence that the bank's growth strategy will enhance shareholder value within a reasonable period of time, and because the directors have not used qualified **3 *untainted*** independent investment bankers to give written guidance for their decisions, **1 *it is recommended and requested of the Board of Directors of*** the corporation that they adopt the following resolution: RESOLVED: That this corporation engage a qualified, **3 *untainted, independent,*** investment banking firm to explore alternatives for maximizing shareholder value including but not limited to the sale of the institution in a tax free exchange of stock to another financial institution and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of **MSB Bancorp.**

For the reasons set forth more fully in the No-Action Request, ◄**MSB**► proposes to exclude the Amended Proposal rom its **1996** proxy materials, because it believes that the Proposal can be excluded under Rules 14a-8(c)(1), (3), (7) and 10). **MSB** believes that the amendments to the Proposal do not substantively alter the Proposal and that, notwithstanding he amendments, **MSB** may exclude the Amended Proposal, from its **1996** proxy materials. The ramifications of each amendment on reasons for **MSB** believes it may exclude the proposal, if any, will be discussed in turn. We note as a preliminary matter that the January 12 Letter reciting amendments to the Proposal was received after the time-frames set orth for the receipt of Stockholder Proposals under Rule 14a-8(a)(3). We also note that the amendments to the Proposal demonstrate its inadequacies and the validity of the arguments set forth in the No-Action Request.

1. Replacement of "it is hereby proposed that" with

"it is recommended and requested of the Board of Directors of"

Amendment Number 1 appears to be an attempt to make the Proposal precatory. However, such attempt falls short of its intention. The resolution in the Amended Proposal still requires board action and therefore is not precatory. It is our belief that Amendment Number 1 does not change the Proposal in substance, and accordingly, ◄**MSB**► may omit the Amended Proposal for the reasons set forth in the No-Action Request.

2. Addition of the phrase "in HUBCO Stock"

Proponent adds the phrase "in HUBCO stock" in two places, presumably in response to our argument in Section 2 of the No-Action Request that the Proposal may be omitted under Rule 14a-8(c)(3) for being contrary to the Commission's proxy rules, because the Proposal violates Rule 14a-9, the prohibition of false or misleading statements in proxy soliciting materials. Addition of the phrase "in HUBCO stock" is responsive to only one of several reasons that the Proposal is false and misleading. Accordingly, we believe that for the reasons enumerated in the No-Action Request, and for the reasons enumerated in Section 3 below with respect to the word "untainted," the Amended Proposal is false and misleading in violation of Rule 14a-9. Accordingly, ◄**MSB**► may omit the Amended Proposal from it Proxy **1996** proxy materials pursuant to Rule 14a-8(c)(3).

3. Addition of the word "untainted"

a. Exclusion under Rule 14a-8(c)(3)

The use of the word "untainted" in the Amended Proposal provides another basis for the Amended Proposal's mission on the grounds that it is contrary to the Commission' proxy rules for being false and misleading in violation of :ule 14a-9. The use of the word "untainted" suggests that the firm of Bear, Stearns & Co., Inc. ("Bear, Stearns"), which as been engaged by ◀MSB▶ over the past two years to provide financial advisory services, is in some way tainted. ISB believes that Bear, Stearns, is a nationally recognized, qualified independent investment banking firm with a long istory of integrity in investment banking and a fine reputation. Proponent may be suggesting that Bear, Stearns is tainted ı some way since it was the underwriter of the Offering, and was compensated based upon the success of the Offering, nd issued a fairness opinion with respect to the Acquisition. However, we understand that similar arrangements are ommon in the investment banking industry. **MSB** believes that such practice does not taint the fairness opinion nor Bear, itearns in its engagement by **MSB. MSB** believes that Bear, Stearns is not beholden to **MSB** in any way nor in any way ainted. Accordingly, use of the word "untainted" is false and misleading and therefore in violation of Rule 14a-9. Thus, the ımended Proposal may be properly omitted from **MSB's 1996** proxy materials for being in violation of Rule 14a-8(c)(3).

b. Exclusion under Rule 14a-8(c)(10)

The addition of the word "untainted" presumably is an attempt to save the Proposal from being omitted on the ırounds that it is moot, advanced in Section 4 of the No-Action Request. Proponent's addition of the word "untainted" is ın acknowledgement of the fact that ◀MSB▶ has retained a qualified independent investment banker, Bear, Stearns and hat Bear, Stearns has "explored" strategic alternatives for **MSB's** implementation of its business plan for more than two ears. Proponent now implies that Bear, Stearns is in some way tainted. Accordingly, in Proponent's view, the Amended ʾroposal calls for the engagement of an "untainted" investment banker instead of the purportedly tainted firm of Bear, Stearns, and thus can not be rendered moot by the engagement of Bear, Stearns.

Such reasoning, however, misses its mark. Proponent offers nothing beyond the bald implication that Bear Stearns s tainted. Proponent is merely making a desperate attempt to save a flawed stockholder proposal designed to pressure ◀MSB's▶ management into a quick sale of **MSB. MSB** believes that Bear, Stearns is a nationally recognized investment banking firm and observes standards of integrity commensurate with being such. As described in Section 3(a) above, **MSB** believes that Bear Stearns is not beholden to **MSB** in any way nor in any way tainted and that the use of the word tainted" is false and misleading. Thus, **MSB** has already engaged an untainted, independent investment banking firm to explore alternatives to increase stockholder value. For the reasons set forth more fully in Section 4 of the No-Action Request, and because the Amended Proposal has been substantially implemented so as to render the Amended Proposal moot, **MSB** believes that the Amended Proposal can be properly omitted pursuant to Rule 14a-8(c)(10).

* * *

◀MSB▶ believes that the amendments to the Proposal advanced by Proposal do not rectify any of its defects. In sum, **MSB** believes that, for the reasons set forth in the No-Action Request and above with respect to (c)(3) and (c)(10), the Amended Proposal may properly be omitted from its **1996** proxy materials pursuant to subsections (c)(1), (c)(3), (c)(7) and (c)(10) of Rule 14a-8. If the Staff disagrees with **MSB's** conclusion that the Amended Proposal may be so omitted from its **1996** proxy materials, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (212) 912-7432, Mark I. Sokolow at (212) 912-7825 or Steven J. Tsimbinos at (212) 912-7826.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

THACHER PROFFITT & WOOD

By:

Omer S. J. Williams

Enclosures

cc: Stephanie D. Marks, Esq. (by facsimile)

INQUIRY LETTER 4

KAHN BROTHERS & COMPANY, INC.

555 MADISON AVENUE

NEW YORK, NEW YORK 10022-3301

TELEPHONE(212) 980-5050

anuary 12, ◄**1996**►

/IA FEDERAL EXPRESS & FAX (914-294-9342)

/ls. Karen DeLuca
◄MSB Bancorp,► Inc.
;5 Matthews Street
;oshen, New York 10924-0609

)ear Ms. DeLuca:

In order to rectify alleged defects in my stockholder proposal previously submitted to you, I am amending my ›roposal as follows:

1) delete the words "it is hereby proposed that" and insert the following words "it is recommended and requested of the Board of Directors of".

2) insert after the words "$35 per share" the following "in HUBCO stock" and after the words "$25 per share" the words "in HUBCO stock".

3) after the first use of "qualified" and before "independent" insert "untainted", and before the second use of "qualified" insert the words "untainted independent".

Thus, the amended proposal reads as follows:

Whereas, ◄**MSB Bancorp**► secretly rebuffed a tax free offer of $35 per share, in HUBCO stock, for all **MSB** stock made by HUBCO on September 7, 1995, and a similar offer of $25 per share, in HUBCO stock, made on October 26, 1995 and, whereas, there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time, and because the directors have not used qualified untainted independent investment bankers to give written guidance for their decisions, it is recommended and requested of the Board of Directors of the Corporation that they adopt the following resolution:

RESOLVED: That this Corporation engage a qualified, untainted, independent, investment banking firm to explore alternatives for maximizing shareholder value including but not limited to the sale of the institution in a tax free exchange of stock to another financial institution, and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of ◄**MSB Bancorp.**►

Kindly sign and return the copy of this letter signifying its receipt.

Sincerely,

Thomas Graham Kahn

'GK/map
:nclosure

Received and Acknowledged:

:aren DeLuca Date:

INQUIRY LETTER 5

KAHN BROTHERS & COMPANY, INC.

555 MADISON AVENUE

NEW YORK, NEW YORK 10022-3301

TELEPHONE(212) 980-5050

anuary 12, ◀**1996**▶

/IA MAIL & FAX (202) 942-9530

;ecurities and Exchange Commission
·50 Fifth Street, NW
Vashington, D.C. 20549

\ttn: Office of General Counsel
)ivision of Corporate Finance
.inda Matarese, Esq.

Todd Schiffman, Esq.

?e: ◀MSB Bancorp,▶ Inc. - Commission File #0-20187 -

Proposal of Thomas Graham Kahn

)ear Ms. Matarese and Mr. Schiffman:

I am writing in support of my proposal to be included in the Proxy statement for the ◀**1996**▶ Annual Meeting of **MSB** shareholders. You already are in receipt of a letter dated January 4, **1996** from Omer S. J. Williams, Esq. requesting hat you not recommend enforcement action if **MSB** omits my proposal from its **1996** Proxy material. I have amended my proposal to address several concerns articulated by Mr. Williams.

◀MSB▶ bases its proposed exclusion on the following:

1. Rule 14a-8(c)(1). ◀**MSB**▶ asserts that my proposal is not a proper subject for action by security holders under Delaware law. In order to clarify the intent of my proposal, I have amended my proposal as attached hereto. The amended proposal does not seek to exercise powers reserved to the Board of Directors or "to pressure the Board" to delegate its fiduciary duties. Rather, it represents a request which may be acted upon or disregarded in whole or in part, as the Board exercises its fiduciary obligations under law.

2. Exclusion under Rule 14a-8(c)(3). ◀**MSB**▶ asserts in this instance that my resolution is false and misleading.

(a) My resolution states that ◀**"MSB Bancorp**▶ secretly rebuffed" offers from HUBCO. Webster's Third New International Dictionary (unabridged) Volume II dated 1968 defines the word rebuff as: "an abrupt or unceremonious rejection of an offer or advance; snub". **MSB Bancorp's** preliminary prospectus dated January 2, **1996** states on page 39 that "the Board chose not to respond to HUBCO at that time ... ." The failure to respond to the HUBCO letter of July 20, 1995, is certainly a "rebuff". This preliminary prospectus goes on to state on page 40 that HUBCO's written proposal of September 7, 1995, "would automatically be withdrawn if the Company did not respond within 10 days". The **MSB** Board wrote on September 12, 1995 that it intended that "to respond to this proposal following the Board's regularly scheduled meeting in *October*" even though HUBCO's proposal, by its terms, would expire on *September* 17. On October 26, 1995, **MSB** received a third letter from HUBCO. Without any evidence of informed consideration by **MSB's** Board this offer was rebuffed via a telephone conference on November 3, 1995. Because **MSB's** response to HUBCO's three proposals clearly fit the common English language definition of "rebuff", my proposal is neither false nor misleading.

(b) ◄**MSB Bancorp**► did not disclose the 7/20, 9/7 or 10/26/95 proposals until November 3, 1995 (approximately 3-mth months after the initial HUBCO letter). Webster defines "secret" as: "something kept hidden; something kept from the knowledge of others". **MSB's** treatment of these three communications clearly fits this common, easily understood definition. **MSB's** obligation to disclose, if any, under State or Federal law or regulations is a subject for determination in appropriate judicial forums and need not be adjudicated by your Agency.

(c) ◄**MSB's**► suggestion that HUBCO's proposals were "highly" conditional, is untrue. Proposals such as HUBCO's are generally subject to due diligence and the signing of a definitive agreement. Given HUBCO's successful record of acquiring many banks in recent years, it is hardly fair to categorize their three separate approaches as "merely indications of interest".

(d) It is customary in the securities business to refer to the combination of two publicly owned companies, subject to appropriate tax rulings from the Internal Revenue Service, as "tax-free". My proposal does not render tax advice to individual ◄**MSB**► stockholders on the sales of their shares.

(e) I have amended my proposal to insert after the words $35 per share the words "in HUBCO stock," and after $25 per share the words "in HUBCO stock,". This should clarify my proposal for any stockholders who did not read the ◄**MSB** ► 11/3/95 press release or Prospectuses.

(f) My proposal states "there is no evidence that the bank's growth strategy will enhance shareholder value within any reasonable period of time...". Accretion to earnings per share is only one element in shareholder value. Shareholder value is a function of many factors including: (I) tangible book value per share - the aforementioned prospectus on page 32 indicates tangible book value per shares declines from $25.60 to $10.97; and (ii) Tier I regulatory capital - the prospectus on page 15 indicates a capital decline from approximately 8.7% well-capitalized to 4.5% adequately capitalized. Only naive observers conclude that accretion to earnings along with enhance shareholder value.

(g) My amended proposal inserts after the words "that this corporation employ a qualified" the words "untainted, independent investment banking firm." Bear Stearns & Co., Inc. cannot render untainted independent advice to the ◄**MSB**► Board because it is tainted and a party of interest. Preliminary prospectus dated January 2, **1996** indicates that Bear Stearns will receive the following compensation for recommending and completing the acquisition and underwriting: in excess of $1 million underwriting fee; in excess of $500,000 as placement agent for the Preferred stock; and $350,000 for a fairness opinion with respect to the acquisition of the First Nationwide branches. Unless Bear Stearns & Co., Inc. has erected a Chinese Wall between their officers benefiting from these payments and those rendering independent unbiased advice with respect to the HUBCO proposals, it cannot be deemed an independent, unbiased investment banker qualified to inform the Board as to which course of action to pursue.

My amended proposal is neither false nor misleading and thus, should not be omitted from the Proxy materials.

3. Exclusion under Rule 14a-8(c)(7). HUBCO's proposals and ◄**MSB's**► response cannot be considered "ordinary business operations of the registrant". These were clearly extraordinary events in the 127-year history of the Middletown Savings Bank, organized in 1869. Irrespective of my disagreement with the Board's actions, these were no "ordinary" everyday "business operations of the subject company" as **MSB** asserts.

4. Exclusion under Rule 14a-8(c)(10). I have amended my proposal by inserting the words "independent, untainted" before "investment banker". Bear Stearns & Co., Inc. is a qualified but "tainted" advisor in a position to earn over $2 million in fees. There is no evidence that registrant attempted to seriously investigate HUBCO's proposals with an unbiased, independent qualified advisor. My amended proposal is not moot and should not be omitted pursuant to Rule 14a-8(c)(10).

Subject to my emendations as indicated above, I request that my proposal be inserted in the Proxy materials for the ◄**1996 MSB Bancorp**► Annual meeting. If you have any questions regarding this letter please contact me at (212) 980-3050. If you elect to exclude my proposal from this Proxy, I request an opportunity to confer with Staff prior to the issuance of its opinion.

Kindly sign the enclosed copy of this letter and return it to me in the stamped envelope provided.

Sincerely,

Thomas Graham Kahn

GK/map
:nclosure

:eceived and Acknowledged:

:ecurities and Exchange Commission Date:

INQUIRY LETTER 6

ALAN RUSSELL KAHN

49 OVERHILL ROAD

FOREST HILLS, NY 11375

TELEPHONE(718) 268-2791

'anuary 18, 1996

)ffice of the Chief Counsel
)ivision of Corporation Finance
;ecurities and Exchange Commission
!50 Fifth Street, N.W.
Vashington, D.C. 20549

Re: Stone & Webster, Inc. Commission File No 1-1228

Shareholder Proposal by Alan R. Kahn

Ladies and Gentlemen:

I have received a copy of a January 4, 1996 letter from George J. Martin, Jr. to your office. In that letter, Mr. Martin requests that the S.E.C. issue a no-action letter with respect to Stone & Webster, Inc.'s decision not to include my shareholder proposal and supporting statement in its **1996** proxy statement. I fully intend to respond to this letter, and would appreciate your deferring any action on Mr. Martin's request until you have received my response, which you should receive on or before January 26, **1996**.

Sincerely,

Alan Russell Kahn

cc: George J. Martin, Jr.

INQUIRY LETTER 7

KAHN BROTHERS & COMPANY, INC.

555 MADISON AVENUE

NEW YORK, NEW YORK 10022-3301

TELEPHONE(212) 980-5050

January 29, 1996

VIA FEDERAL EXPRESS & FAX (202) 942-9530

Securities and Exchange Commission

50 Fifth Street, NW
/ashington, D.C. 20549
ttn: Office of Chief Counsel
·ivision of Corporate Finance
inda Matarese, Esq.

Todd Schiffman, Esq.

:e: ◄MSB Bancorp.,► Inc. - Commission File #0-20187 -

Re: Inclusion of Shareholder Proposal

)ear Ms. Matarese and Mr. Schiffman:

I am writing on behalf of my stockholder proposal dated November 17, 1995, for inclusion in the proxy material of **◄MSB Bancorp,►** Inc. in connection with the **1996** Annual Meeting of stockholders. On January 4, **1996,** Omer S. J. Villiams, Esq. wrote the Securities and Exchange Commission requesting a confirmation that the staff of the Division of :orporate Finance will not recommend enforcement action if his client, **MSB Bancorp,** Inc., omits my proposal from its **996** proxy material. On January 12, **1996,** I wrote you responding to Mr. Williams' concerns and amended my proposal to **/ISB Bancorp** in order to address same. Mr. Williams' second letter dated January 23, **1996;** addresses my amended ıroposal of January 12, **1996** and continues to request a no action response. Furthermore, this letter acts as a notification ɔ me of **MSB Bancorp's** intention to omit my amended proposal from its proxy materials. I am responding to Mr. Villiams' letter of January 23, **1996,** and requesting that the Division of Corporate Finance deny the no-action request. My ɜtter to you of January 12, **1996,** provides a detailed response to Mr. Williams' letter of January 4, **1996.** My letter today vill address the specific points he raises under cover of January 23, **1996.**

◄MSB Bancorp► asserts that the amended proposal does "not substantively alter the Proposal" and therefore, nay be excluded from the proxy materials. My amendments were submitted pursuant to concerns expressed by **MSB 3ancorp** in its January 4, **1996** letter. Because it complies with Regulation 240.14a-8, I do not believe that a valid ›urpose would be served by excluding this amended proposal submitted to address these concerns.

Following counsel's enumeration under cover of January 23, **◄1996;►**

1. "Precatory" is defined as "having the nature of prayer, request, . . . embodying a recommendation . . . but not a positive command or direction." The amended proposal states that "it is recommended and requested of the Board of Directors". Counsel erroneously believes that a recommendation and request of this kind "requires" broad action. As I indicated in my letter to you of January 12, **◄1996,►** on page 1, #1 the requested action "may be acted upon or disregard in whole or in part, as the Board exercises its fiduciary obligations under law." My amended proposal complies with Rule 14a-8.

2. The addition of the words "in HUBCO stock" cures the objection expressed in counsel's letter of January 4, **◄1996.►** Other concerns are addressed in my letter of January 12, **1996.**

3. a) Qualified investment bankers loose their independence and become tainted when they receive remuneration discussed in my January 12, **◄1996►** letter, page 3(g). My words "tainted" and "independent" are commonly used and clearly understood. Counsel is mistaken. Bear Stearns' arrangement is not "common in the investment banking industry".

b) **◄MSB►** rejected HUBCO's two offers without an attempt to contact HUBCO to clarify terms or discuss them. Again, on January 2, **1996, MSB** rebuffed a third offer, this time from First Empire State Corp., a large New York State banking institution. In each instance I have been advised that tainted investment banker Bear Stearns made no contact with the offeror to "explore" their alternative. Thus, my proposal is not moot.

Strangely, **◄MSB's►** counsel suggest that the "stockholder proposal" is "designed to pressure **MSB's** management into a quick sale of **MSB"**. Given Delaware law, **MSB's** by-laws, their poison pill, etc., knowledgeable observers understand that it is impossible to pressure **MSB's** Board into doing anything. Counsel's statement appears to be a desperate attempt to discredit my amended proposal. My proposal is neither false nor misleading and is not moot as a result of any actions taken by **MSB** to date.

Counsel seeks to omit my proposal to deprive stockholders of the true and accurate renditions of ◀MSB's▶ actions. ı large vote in favor of my proposal, though not binding on **MSB,** would send a clear signal of stockholder sentiment. earful of this signal, **MSB** wants to deny stockholders their freedom of expression. Counsels' protest represent nothing ıore than a blatant attempt to stifle shareholder democracy contrary to the intent of Rule 14a-8.

I respectfully request that you deny the "no-action request", and that you advise ◀MSB▶ of your intention to ommence appropriate enforcement action should they omit my amended proposal from their proxy. If the Staff disagrees /ith my conclusions, I would appreciate an opportunity to confer with Staff prior to the issuance of its position.

Sincerely,

Thomas Graham Kahn

'GK/map

STAFF REPLY LETTER

:ebruary 20, ◀1996▶

ꞅESPONSE OF THE OFFICE OF CHIEF COUNSEL
)IVISION OF CORPORATION FINANCE

ꞅe: ◀MSB Bancorp,▶ Inc. (the "Company")

Incoming letters dated January 4 and 23, **◀1996**

The proposal recommends that the Company board of directors retain an investment banking firm to explore ılternatives that include the possible sale or merger of the Company.

The Division is unable to concur in your view that the proposal is not a proper subject for shareholder action under ;tate law as the proposal is phrased in the form of a recommendation that the board of directors take the action equested. Accordingly, we do not believe that rule 14a-8(c)(1) may serve as a basis upon which the proposal may be ɪmitted from the Company's proxy materials.

There appears to be some basis for your view that certain portions of the supporting statement are potentially false ınd misleading and therefore excludable under rule 14a-8(c)(3). It would appear, however that this defect may be cured if he supporting statement were revised to omit the word "secretly" from the first sentence. Assuming the proponent revised he supporting statement in the manner indicated within seven days of receipt of this response, the staff does not believe hat the Company may rely on rule 14a-8(c)(3) as a basis for omitting the proposal from its proxy materials.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials n reliance on rule 14a-8(c)(7), as a matter relating to the conduct of the Company's ordinary business operations. In the ;taff's view, the proposal is directed at the board undertaking steps that could lead to the separation of the Company's)usinesses. It appears, therefore, that the object of the proposal relates to a decision concerning extraordinary corporate ransactions rather than to matters involving the operation of the Company's ordinary business. Consequently, the division loes not believe that rule 14a-8(c)(7) may be relied upon as a basis to omit the proposal from the Company's proxy naterials.

Finally, the Division is also unable to concur in your view that the proposal is moot. Accordingly, we do not believe hat the proposal may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(10).

Sincerely,

;tephanie D. Marks

Attorney Advisor

b7564c15a34&KT=L&fNoLFN=TRUE& SFH01 #7469 [SEC-ALNK]

IO-ACT, NAFT WSB File No. 010296029, Quaker Oats Co. , (Dec. 28, 1995)

luaker Oats▶ Co.

:ompany: **◀Quaker Oats▶** Co.

'ublic Availability Date: December 28, 1995

VSB File No. 010296029

'iche Locator No. 2542F3

VSB Subject Category: 077

leference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

WEIL, GOTSHAL & MANGES

767 FIFTH AVENUE

NEW YORK N.Y. 10153-0119

TELEPHONE(212) 310-8000

)ecember 19, 1995

)ffice of the Chief Counsel
)ivision of Corporation Finance
;ecurities and Exchange Commission
!50 Fifth Street, N.W.
Vashington, D.C. 20549

le: Shareholder Proposal Submitted by Leland R.
:halmers for Inclusion in The ◀Quaker Oats▶

Company 1996 Proxy Statement

)ear Ladies and Gentlemen:

On behalf of The **◀Quaker Oats▶** Company, a New Jersey corporation (the "Company"), in accordance with Rule l4a-8(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we enclose for filing six :opies of each of (a) this letter, (b) a letter received by the Company on November 30, 1995 from Leland R. Chalmers (the Proponent"), which sets forth the Proponent's proposal as well as his supporting statement (the Proponent's proposal ınd supporting statement, collectively, the "Proposal") and (c) the opinion of New Jersey counsel to the extent that the :ompany's reasons for omission are based on matters of law. The Proponent requested that his Proposal be included in he Company's proxy statement and form of proxy for the 1996 annual meeting of shareholders (the "1996 Proxy Statement"). For your convenience, we have also enclosed copies of certain no-action letters and cases referred to ıerein. Pursuant to Rule 14a-8(d), a copy of this letter is also being sent to the Proponent.

The Proposal recommends that the Board of Directors (the "Board") of the Company retain a nationally prominent nvestment banking firm to "explore all alternatives to enhance the value of the Company including, but not limited to, a plan to separate the Foods and Beverages Businesses into two separate and independent publicly owned corporations, or possible sale to or merger with another corporation."

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the 'roponent that the Company does not intend to include the Proposal in the 1996 Proxy Statement for the reasons ereinafter set forth. On behalf of the Company, we submit this letter and request that the Staff advise the Company that it vill not recommend any action if the Proposal is not included in the 1996 Proxy Statement. The Company believes that he Proposal properly may be omitted from the 1996 Proxy Statement pursuant to Rule 14a-8(c)(7) as it relates to the rdinary course of the Company's business.

I. GROUNDS FOR OMISSION UNDER RULE 14a-8(c)(7)

A. Rule 14a-8(c)(7)

Rule 14a-8(c)(7) provides that a stockholder proposal may be excluded from a registrant's proxy statement if the roposal relates to the conduct of the ordinary business operations of the registrant.

B. Analysis

The Company is incorporated under the laws of New Jersey. Section 14A:6-1(1) of the NJBCA provides that the usiness affairs of a corporation shall be managed by its Board except as otherwise provided in the NJBCA or in a orporation's certificate of the incorporation. Neither the NJBCA nor the Company's certificate of incorporation limits the uthority of the Board in managing the affairs of the Company in the context of the Proposal.

Additionally, while the precise scope of such authority may not have been defined by New Jersey statute or court lecisions, it is well settled in New Jersey that the power to determine a corporation's business policy rests in its Board of Directors. *See Brooks v. Standard Oil Company*, 308 F. Supp. 810, 814 (S.D.N.Y. 1969); *Laredef Corporation v. Federal Seaboard Terra Cotta Corporation* 25 A.2d 433, 437 (N.J. Ch. 1942); *Ellerman v. Chicago Junction Railway Co.*, 49 N.J. Eq. 217, 232 (Ch. 1891). It is an important, regular and ongoing function and responsibility of the management of the Company, acting by or under the Board, to review and take actions with respect to the manner in which the assets and the esources of the Company are invested, applied or otherwise deployed. Many of these matters require extensive nformation gathering and analysis by specifically qualified and experienced operating and staff personnel.

The Proposal calls for the Board to retain an investment banking firm to explore methods to "enhance the value" of he Company. Under New Jersey law, the Board has the primary responsibility to manage the Company in a manner consistent with its fiduciary duties. Pursuant to Section 14A:6-1(2) of the New Jersey Business Corporation Act (the NJBCA"), in carrying out their fiduciary duties, directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the action on the corporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the corporation operates; and (c) the long erm as well as the short-term interests of the corporation and its shareholders, including the possibility that these nterests may best be served by the continued independence of the corporation. In managing the Company with such considerations in mind, the Board, together with management, regularly reviews and decides among various corporate strategies and makes determinations as to when or whether, it is appropriate to seek professional assistance in making such decisions. If such a determination is made, the Board and management furthermore have discretion to determine what type of professional advisor would be appropriate. The Proposal therefore calls for matters within the basic esponsibility of the Board, which it discharges on an ongoing basis in making strategic and policy decisions in conducting he Company's ordinary business.

The Staff has repeatedly taken the position that proposals related to the determination and implementation of a corporation's strategies are matters relating to the conduct of ordinary business. As previous no-action letters make clear, proposals which request that boards hire investment banks to explore alternatives in order to enhance share values are to be considered within the scope of Rule 14a-8(c)(7) and therefore excludable. If a proposal contemplates the hiring of nvestment bankers as a specific step leading to an extraordinary transaction, however, the proposal would not fall within the parameters of Rule 14a-8(c)(7).

In *Bel Fuse Incorporated* (available April 24, 1991), which also involved a New Jersey corporation, the proponent's proposal called on the board of directors to retain an investment banking firm to explore alternatives for maximizing share value, including the potential sale of shares or assets. The Staff found that the proposal could be excluded pursuant to Rule 14a-8(c)(7), stating that the proposal involved the question whether to hire an investment bank to advise Bel Fuse as to the conduct of its business, including aspects which relate to day-to-day operations.

Similarly, in *The Statesman Group* (available March 22, 1990), the proponent proposed that management effect a plan of restructuring so as to maximize shareholder value under the guidance of the outside directors and with the assistance of investment bankers. The Staff found that the proposal was excludable under Rule 14a-8(c)(7) because eterminations as to a company's general business strategies and operations, and the means of making such eterminations, involve ordinary business operations.

The Staff reached virtually the same conclusion in *Integrated Circuits Incorporated* (available December 27, 1988), ı which the proponent called on the board to hire an investment banker to make recommendations necessary to ıaximize shareholder value. The Staff determined that the proposal could be excluded under Rule 14a-8(c)(7) because it ealt with a matter relating to the conduct of ordinary business operations, i.e., the determination and implementation of ıvestment strategies. The proposal in *Integrated Circuits* is substantially identical to the Proponent's Proposal, except ıat the Proponent added two specific strategic alternatives as examples.

The present Proposal is distinguishable from the shareholder proposal in *Sears, Roebuck and Company* (available larch 16, 1992), which recommended that the board of Sears, Roebuck and Company ("Sears") undertake an ıvestment banking study to determine the value of Sears if its financial services division were divested. In the Staff's iew, the proposal was directed at "undertaking the steps leading to a potential divestiture (e.g. spin-off) of non-ıerchandizing groups," and therefore, the object of the proposal related to decisions concerning extraordinary corporate ansactions. In contrast, the Proponent broadly targets exploring "all alternatives to enhance the value of the Company," ınd names as non-exhaustive possibilities the separation of the Foods and Beverages Businesses into separate public orporations and the sale to or merger with another corporation. Therefore, the Proposal mirrors those in *Bel Fuse, The Statesman Group* and *Integrated Circuits Incorporated* in that it relates to a company's corporate strategy generally to naximize shareholder value.

I. CONCLUSION

In view of the foregoing, on behalf of the Company, we therefore respectfully request that the Staff not recommend ıny enforcement action to the Commission if the Proposal is excluded from the Company's 1996 Proxy Statement. Should he Staff disagree with, or require any additional information in support of, the Company's position, we would appreciate ın opportunity to confer with the Staff prior to the issuance of its Rule 14a-8(d) response. The Company intends to file its lefinitive 1996 Proxy Statement on March 22, 1996. Accordingly, we would appreciate receiving the Staff's response as soon as practicable. If you have any questions regarding this request, please do not hesitate to telephone the ındersigned at (212) 310-8330.

Please acknowledge your receipt of this material by stamping the enclosed copy of this letter and returning the stamped duplicate to our messenger.

Very truly yours,

Jeffrey J. Weinberg

INQUIRY LETTER 2

PITNEY, HARDIN, KIPP & SZUCH

P.O. BOX 1945

MORRISTOWN, NEW JERSEY 07962-1945

TELEPHONE(201) 966-6300

December 18, 1995

The ◀Quaker Oats▶ Company
◀Quaker▶ Tower
321 N. Clark Street
Chicago, Illinois 60610-4714

Ladies and Gentlemen:

We understand that Leland R. Chalmers, a shareholder of The **◀Quaker Oats▶** Company, a New Jersey corporation (the "Company"), has submitted to the Company correspondence requesting that a proposal and upporting statement (the "Proposal") be included in the Company's proxy materials for its 1996 annual meeting of hareholders. The Proposal recommends that the Board of Directors of the Company (the "Board") retain a nationally rominent investment banking firm to "explore all alternatives to enhance the value of the Company including, but not mited to, a plan to separate the Foods and Beverages Businesses into two separate and independent publicly owned orporations, or possible sale to or merger with another corporation." We understand that the Company desires to omit ıe Proposal from its proxy materials pursuant to Rule 14a-8(c)(7) of the Securities Exchange Act of 1934 (the "Exchange ıct").

You have asked us to summarize New Jersey law generally on the Board's role with respect to the management of ıe Company's business.

Section 14A:6-1(1) of the New Jersey Business Corporation Act ("NJBCA") provides that "the business and affairs of ıe corporation shall be managed by or under direction of its board . . . ." Similarly, the Company's Certificate of ncorporation states that "the business and affairs of the Corporation shall be managed by a Board of Directors," and the Company's Bylaws state that "the property, affairs, and business of the Corporation shall be managed and controlled by a ıoard of directors."

Further, Section 14A:6-1(2) of the NJBCA provides:

> In discharging his duties to the corporation and in determining what he reasonably believes to be in the best interest of the corporation, a director may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the action on the corporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the corporation operates; and (c) the long term as well as the short-term interest of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

There appears to be only one decision construing New Jersey law that addresses whether a shareholder proposal vas not a proper subject for shareholder action and, therefore, could be omitted from a company's proxy statement under he Exchange Act Rules. *See Brooks v. Standard Oil Company*, 308 F. Supp. 810 (S.D.N.Y. 1969). [1] The *Standard Oil* court stated that "the cases do indicate that the scope of management authority is very broad indeed." *Id.* at 814 (quoting *Laredef Corp. v. Federal Seaboard Terra Cotta Corp.*, 131 N.J. Eq. 368, 374 (Ch. 1942), and *Ellerman v. Chicago Junction Railway Co.*, 49 N.J. Eq. 217, 232 (Ch. 1891)). In *Laredef*, the New Jersey Chancery Court noted:

> "It is a well-settled rule of law that questions of business policy devolve upon the officers and directors . . .."

131 N.J. Eq. at 374. Similarly, in *Ellerman*, the Chancery Court stated:

> Questions of policy of management, of expediency of contracts or action . . . are left solely to the honest decision of the directors . . .. To hold otherwise would be to substitute the judgment and discretion of others in place of those determined on by the scheme of incorporation.

49 N.J. Eq. at 232 (also quoted in *Bresnick v. Franklin Capital Corp.*, 10 N.J. Super 234, 242 (App. Div. 1950), *aff'd per curiam*, 7 N.J. 184 (1951), in which the Appellate Division court recognized that the *Ellerman* rule has been followed in numerous cases). *See also Daloisio v. Peninsula Land Co.*, 43 N.J. Super. 79, 93 (App. Div. 1956) (stating that the *Ellerman* rule is sound).

You have also asked us to review the Company's "no-action request letter to the Securities and Exchange Commission dated the date hereof (the "Request Letter") relating to the Proposal. Although we are not opining as to any statements of federal securities law, or any conclusions based on the application of New Jersey law to federal securities law, we are of the opinion that the statements of New Jersey law contained in the Request Letter are correct in all material respects.

This opinion is issued as of the date hereof and is necessarily limited to laws, regulations, rulings and judicial decisions now in effect and facts and circumstances currently brought to our attention. We are under no obligation to advise you or anyone else as to any changes in such laws, regulations, rulings and judicial decisions or of any facts or circumstances after the date hereof.

We are members of the Bar of the State of New Jersey and express no opinion as to any matters governed by any law other than the law of the State of New Jersey.

This opinion is not to be quoted or otherwise referred to in any document of filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or person, other than the addressees, without the prior written consent of this firm. We hereby consent, however, to the submission of this opinion to the Securities and Exchange Commission in support of the Request Letter. This opinion is rendered solely for purposes relating to the Request Letter and may not be relied upon for any other purpose.

Very truly yours,

PITNEY, HARDIN, KIPP & SZUCH

INQUIRY LETTER 3

LELAND R. CHALMERS

2390 CASTILIAN CIRCLE

NORTHBROOK, IL 60062

TELEPHONE(708) 564-2350

November 30, 1995

R. Thomas Howell, Jr., Corporate Secretary
The ◀Quaker Oats▶ Company
P.O. Box 049001
Suite 25-6
Chicago, IL 60604-9001

Dear Tom:

I am the holder of 50,732 shares of **◀Quaker Oats▶** stock which are registered in the names of Leland R. Chalmers TR. U.A. 10-09-92 Leland R. Chalmers Trust (14,710 shares) and Paine Webber under the same account title (36,022 shares). I have held the stock for more than a year, and I intend to continue to hold these shares through the date of the 1996 annual meeting. As the owner of these shares, I hereby request that you include the attached shareholder proposal and supporting statement with **Quaker Oats'** 1996 Proxy Materials. This request is pursuant to Rule 14-a-8 of the Securities and Exchange Commission's Proxy Rules, 17, C.F.R. S 240. 14-a-8.

Proposal - Separation of the Foods and Beverages Businesses

Resolved: That the shareholders of The **◀Quaker Oats▶** Company recommend that the Board of Directors immediately retain a nationally prominent investment banking firm to explore all alternatives to enhance the value of the Company including, but not limited to, a plan to separate the Foods and Beverages Businesses into two separate and independent publicly owned corporations, or possible sale to or merger with another corporation.

Reasons: The Snapple acquisition has been criticized by many analysts as being overpriced and the product category is experiencing slower growth rates. The Company's major competitors in both the foods and beverages sectors are all currently selling at substantially higher price earnings multiples than the Company's blended ratio.

A separation of these two businesses would be in line with similar actions taken by many major companies in the United States (AT&T, Baxter, General Mills, General Motors, Pet, Inc., Ralston Purina, Sears Roebuck, Tenneco, 3M,, and W.R. Grace to name but a few). Several analysts have expressed their opinion that **◀Quaker▶** should do the same, as have other in the foods industry. It is hoped this action would produce share value appreciation and allow **Quaker** to hire broadly experienced beverage industry management as was done when the decision was made to spin off Fisher-Price.

Alternatively, the investment banking firm analysis may conclude there are better shareholder alternatives than the pin off. A review and recommendation should be discussed at the shareholders meeting.

*****

Tom, I appreciate your prompt response to my request for ◀Quaker's▶ Bylaws (As Amended - January 11, 1995). I vould appreciate receiving all subsequent revisions. To complete my records, I would also like to receive **Quaker's** Restated Certificate of Incorporation. Both documents will be retained on a confidential basis, as requested.

Please advise whether my submitted proposal is in required form.

Very truly yours,

Leland R. Chalmers
:390 Castilian Circle
Northbrook, IL 60062

(708) 564-2350

.RC:tc

STAFF REPLY LETTER

December 28, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The ◀Quaker Oats Company (the "Company")

Incoming letter dated December 18, 1995

The proposal recommends that the Company board of directors retain an investment banking firm to explore alternatives that include the possible sale or merger of the Company.

The Division is unable to concur in your view that the proposal may be omitted from the Company's proxy materials n reliance on rule 14a-8(c)(7), as a matter relating to the conduct of the Company's ordinary business operations. In the staff's view, the proposal is directed at the board undertaking steps that could lead to the separation of the Company's businesses. It appears, therefore, that the object of the proposal relates to a decision concerning extraordinary corporate ransactions rather than to matters involving the operation of the Company's ordinary business. Consequently, the Division does not believe that rule 14a-8(c)(7) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

Sincerely,

Stephanie D. Marks

Attorney Advisor

-In *Standard Oil*, a shareholder had proposed that Standard Oil Company (New Jersey) shareholders adopt a resolution calling for the company to continue and intensify efforts to encourage operation and development of petroleum reserves beneath the world's continental shelves and slopes and ocean bottoms and encourage the creation of a stable nternational regime having jurisdiction over mineral resources of underseas areas in international waters. The District Court concluded that, under Rule 14a-8(c)(1), the proposal at issue was not a proper subject for shareholder action.

•

ION: SFH01 WSB#010296029 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3Aba3c9fac-ad79-3de3-8463-7bc8d075685&KT=L&fNoLFN=TRUE& SFH01 #7732 [SEC-ALNK]

 | Back to Top

IO-ACT, WSB File No. 0517200404, Medallion Financial Corp. (May 11, 2004)

ledallion Financial Corp.▶

'ublic Availability Date: May 11, 2004

VSB File No. 0517200404

iche Locator No. None

VSB Subject Category: 77

teferences:

iecurities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

iecurities and Exchange Commission
)ivision of Investment Management
!50 Fifth Street, N.W.
Vashington, D.C. 20549

Attention: Office of Chief Counsel

Re: ◀Medallion Financial Corp.▶

Commission File No. 0-27812

)mission of Shareholder Proposal

Ladies and Gentlemen:

◀Medallion Financial Corp.,▶ a Delaware **corporation ("Medallion"** or the **"Company"),** received a letter dated ieptember 22, 2003 from Mr. Phillip Goldstein of Kimball & Winthrop, Inc. on behalf of Opportunity Partners L.P. (the 'Proponent") submitting a shareholder proposal together with a supporting statement (the "Proposal"), a copy of which is ıttached hereto as Exhibit A, for inclusion in **Medallion's** proxy materials for its 2004 Annual Meeting. We hereby request :onfirmation that the Staff of the Division of Investment Management of the Securities and Exchange Commission (the 'Staff") will not recommend an enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Ξxchange Act of 1934, as amended (the "Exchange Act"), **Medallion** omits the Proposal and supporting statement "Supporting Statement") from its 2004 proxy materials.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the **◀Corporation▶** proposes to omit the ᵓroposal from its proxy materials. Further, **Medallion** files herewith six copies of the Proposal, and encloses six copies of his letter pursuant to Rule 14a-8(j). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of **Medallion's** intention to omit the Proposal from **Medallion's** 2004 proxy materials.

Although ◀**Medallion**▶ has not yet finalized its schedule for the mailing of the definitive proxy statements and other naterials to its stockholders and the filing of such materials with the Staff, the **Company** will not mail and file such efinitive materials before June 6, 2004.

As described in detail below, it is the ◀**Company's**▶ position that this Proposal should be resolved in accordance with ne guidance regarding the Staff's recent no-action relief determination in BKF Capital Group, Inc. (February 27, 2004), as ve believe it relates to an identical proposal and is entirely on point.

The Proposal states:

RESOLVED: The stockholders of ◀**Medallion Financial Corp. ("Medallion")**▶ request that an investment banking irm be engaged to evaluate alternatives to maximize stockholder value including a sale of the **Company.**

Supporting Statement:

The shares of ◀**Medallion**▶ trade at market price that is significantly below their net asset value ("NAV") of ipproximately $9 per share. Recently, **Medallion's** shares have been trading at a discount of more than 20% from their NAV.

We think one reason for the discount may be ◀**Medallion's**▶ very high operating expenses. In 2003, operating expenses are on course to exceed 90 cents per share. If so, that will consume almost all of **Medallion's** income, leaving almost nothing to be distributed to shareholders. On the other hand, **Medallion** could be worth a substantial premium to a strategic acquirer with greater resources and a lower cost of capital like a bank that can cut expenses and capitalize on synergies to increase revenue. In short, we think a sale of **Medallion** is the surest way to enhance stockholder value. Therefore, the board should immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of **Medallion.**

As set forth in more detail below, ◀**Medallion**▶ proposes to exclude the Proposal from its 2004 proxy materials, because it believes that the Proposal can be excluded under Rules 14a-8(i)(7), (3), (1), and (10).

1. Exclusion under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a proposal and statement in support thereof may be excluded from a registrant's proxy statement if it "deals with a matter relating to the ◀**company's**▶ ordinary business operations." Under this Rule, proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other consideration. See Release No. 34-12999 (November 22, 1976). The Staff states that "the basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." See Release 34-19135 (October 14, 1982) Note 45. Accordingly, the Rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." See Release No. 34-12999 (November 22, 1976).

The Staff has previously delineated the Rule's purpose and application by specifying that:

"[T]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine ıe resolution of ordinary business problems to management and the board of directors, since it is impracticable for hareholders to decide to solve such problems at an annual meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the ubject matter of the proposal. Certain tasks are so fundamental to management's ability to run the ◄**company**► on a ay-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight ... the second onsideration relates to the degree to which the proposal seeks to micro-manage the **company** by probing too deeply into ıatters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed ıdgment." Release No. 34-40018 (May 21, 1998).

The Proposal directs the ◄**Company**► to engage an investment banking firm to "evaluate alternatives to maximize tockholder value." However, maximizing the value of a **corporation** is one of the primary goals of the board of directors f a for-profit **corporation.** Similarly, monitoring and assessing the value of a **company** is an ongoing responsibility of a **ompany's** board of directors. Consistent therewith, the Board routinely considers and implements business strategies nd oversees the management of the **Company,** including but not limited to considering the engagement of, and ngaging, third-party advisers to aid the **Company** to increase shareholder value.

While the Proposal refers to a sale of the ◄**Company**► as a potential alternative, it does not limit the scope of the 'roposal to a sale of the whole **Company** or another extraordinary corporate transaction involving all, or substantially all, ıf the **Company's** assets. The text of the Proposal on its face would cover ordinary business matters as well as xtraordinary corporate transactions. The board of directors and management of the **Company** could maximize hareholder value through any number of actions short of an extraordinary corporate transaction, and as discussed below, ıe **Company's** board of directors has indeed been actively addressing shareholder value, and those other items within s purview.

Furthermore, such a broad mandate intrudes upon ordinary business matters that are reserved for management and ne board of directors under applicable corporate law. Pursuant to Section 141(a) of the Delaware General ◄**Corporation** ► Law (the "DGCL"), "the business and affairs of every [Delaware] **corporation** organized under this chapter shall be nanaged by or under the direction of a board of directors, except as may otherwise be provided (under other provisions of he DGCL) or in its certificate of incorporation." Thus, in the absence of a provision reserving power to the stockholders in he certificate of incorporation or a provision of the DGCL directing or requiring that stockholders take action, the directors, ather than the stockholders, manage the business and affairs of a Delaware **corporation.** The certificate of incorporation ıf **Medallion** contains no reservation by the stockholders of the power or duty to manage thebusiness and affairs of **Aedallion.** Rather, pursuant to Article FIFTH of the certificate of incorporation of **Medallion,** "the Board of Directors is xpressly authorized and empowered to manage, or direct the management of, the business and affairs of **[Medallion]** ınd to exercise all such powers and do all such acts and things as may be exercised or done by **[Medallion]** subject, ıevertheless, to the provisions of the Delaware General **Corporation** Law, [the] Restated Certificate of Incorporation and he Bylaws of the **Corporation."** It is well settled in Delaware that once the board of directors of a Delaware **corporation** ecomes charged with managing the business and affairs of a **corporation,** it may not delegate the power and duty to nanage the business and affairs of the **corporation** to third parties, including stockholders. In this regard, see *Lehrman v. Cohen*, 222 A.2d 800 (Del. 1966) wherein the Delaware Supreme Court stated, "it is settled, of course, as a general rinciple, that directors may not delegate their duty to manage the corporate enterprise.... The delegation of duty, if any, is nade not by the directors, but by stockholder action under Section 141(a), via the certificate of incorporation." *Id.* at 808.

The Staff has taken the position that proposals relating to the determination and implementation of a ◄**company's**► usiness strategies are matters relating to the conduct of the **company's** ordinary business. Accordingly, the Staff has onsistently allowed **companies** to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of lirectors retain the services of an independent third party for the general purpose of evaluating alternatives, even where ome of the proposed strategic alternatives are of an extraordinary nature.

While the Proposal refers to a sale of the ◄**Company**► as a potential alternative, it does not limit the scope of the roposal to a sale of the whole **Company** or another extraordinary corporate transaction involving all, or substantially all, f the **Company's** assets. The text of the Proposal on its face would cover ordinary business matters as well as xtraordinary corporate transactions. The board of directors and management of the **Company** could maximize shareholder value through any number of actions short of an extraordinary corporate transaction, and as discussed elow, the **Company's** board of directors has indeed been actively addressing shareholder value, and those other items ithin its purview.

Furthermore, such a broad mandate intrudes upon ordinary business matters that are reserved for management and ne board of directors under applicable corporate law. Pursuant to Section 141(a) of the Delaware General ◄**Corporation** ► Law (the "DGCL"), "the business and affairs of every [Delaware] **corporation** organized under this chapter shall be nanaged by or under the direction of a board of directors, except as may otherwise be provided (under other provisions of he DGCL) or in its certificate of incorporation." Thus, in the absence of a provision reserving power to the stockholders in he certificate of incorporation or a provision of the DGCL directing or requiring that stockholders take action, the directors, ather than the stockholders, manage the business and affairs of a Delaware **corporation.** The certificate of incorporation f **Medallion** contains no reservation by the stockholders of the power or duty to manage the business and affairs of **Medallion.** Rather, pursuant to Article FIFTH of the certificate of incorporation of **Medallion,** "the Board of Directors is xpressly authorized and empowered to manage, or direct the management of, the business and affairs of **[Medallion]** ind to exercise all such powers and do all such acts and things as may be exercised or done by **[Medallion]** subject, ievertheless, to the provisions of the Delaware General **Corporation** Law, [the] Restated Certificate of Incorporation and he Bylaws of the **Corporation."** It is well settled in Delaware that once the board of directors of a Delaware **corporation** ecomes charged with managing the business and affairs of a **corporation,** it may not delegate the power and duty to nanage the business and affairs of the **corporation** to third parties, including stockholders. In this regard, see Lehrman v. Cohen, 222 A.2d 800 (Del. 1966) wherein the Delaware Supreme Court stated, "it is settled, of course, as a general rinciple, that directors may not delegate their duty to manage the corporate enterprise.... The delegation of duty, if any, is nade not by the directors, but by stockholder action under Section 141(a), via the certificate of incorporation." Id. at 808.

The Staff has taken the position that proposals relating to the determination and implementation of a ◄**company's**► usiness strategies are matters relating to the conduct of the **company's** ordinary business. Accordingly, the Staff has consistently allowed **companies** to exclude proposals under Rule 14a-8 (i)(7) that in substance seek to have the board of lirectors retain the services of an independent third party for the general purpose of evaluating alternatives, even where some of the proposed strategic alternatives are of an extraordinary nature.

Specifically, the ◄**Company**► respectfully refers the Staff to the recent no-action relief granted to *BKF Capital Group, nc.* pursuant to Rule 14a-8(i)(7) in a letter dated February 27, 2004, a copy of which is attached hereto as Exhibit B for he Staff's convenience. The proposal at issue in that matter was in all material respects identical to the instant Proposal, and although the identity of the shareholder is not necessarily material to the Staff's analysis, the proponent of that roposal was Mr. Phillip Goldstein on behalf of Opportunity Partners L.P., the same individual responsible for the instant Proposal. In granting the no-action relief by informing BKF Capital Group, Inc. that the Staff *would not* recommend enforcement, the Staff noted that the proposal "appear[ed] to relate to both extraordinary transactions and non-extraordinary transactions." *See also, Telular **Corporation*** (December 5, 2003) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value appeared to relate in part to non-extraordinary ransactions), *Archon **Corporation*** (March 10, 2003) (excluding a proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value), *Lancer **Corporation*** (March 13, 2002) (excluding a proposal to etain an investment bank to develop valuation of the **company's** shares and to explore strategic alternatives to maximize shareholder value), *Virginia Capital Bancshares* (January 16, 2001) (excluding a proposal that board hire an investment bank to evaluate means to improve stock value, including sale of the **company),** *Vista Bancorp, Inc.* (January 22, 2001) excluding a proposal calling for a qualified **financial** advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp, including a sale or merger), *Bowl America, Inc.* (Sept. 19, 2000) excluding a proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value), *Marsh Supermarkets, Inc.* (May 8, 2000) (excluding a proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the **company),** NACCO *Indust., Inc.* (March 29, 2000) excluding a proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the **company),** *Sears, Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the **company** to hire an investment banker to arrange for the sale of all or parts of the **company),** *Bel Fuse, Inc.* (April 24, 1991) (excluding a proposal calling for the hiring of an investment banking firm to explore alternatives for maximizing stockholder value), *The Statesman Group, Inc.* (March 22, 1990) (excluding a proposal relating to a restructuring of the **company,** so as to maximize shareholder value, with the assistance of investment bankers), and *Integrated Circuits Inc.* (December 27, 1988) (excluding a proposal relating to the engagement of an investment banker to make recommendations to maximize shareholder value).

We are aware of instances in which the Staff has taken the position that the sale of the ◀**company**▶ or a line of usiness is an extraordinary event, and thus shareholder proposals relating thereto may not be omitted from the subject **ompany's** proxy materials. For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal ecommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." he proposal in *Allegheny Valley Bancorp* called for the retention of an investment bank for the specific purpose of oliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic lternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to e sale of the **Company** to the highest bidder." *See also, Bergen Brunswig* ***Corporation*** (December 6, 2000) (proposal at the board of directors arrange for the prompt sale of Bergen Brunswig **Corporation** to the highest bidder, not xcludable), *The Student Loan* ***Corporation*** (March 18, 1999) (proposal to hire investment banker to explore all lternatives to enhance the value of the **company** including a sale, merger or premium tender offer share repurchases, ot excludable).

The Proposal at issue here can be distinguished from *Allegheny Valley Bancorp, Bergen Brunswig, and The Student oan* ◀***Corporation***▶ because the present Proposal does not seek a particular extraordinary corporate transaction. Jnlike the proposals in these no-action letters, the Proposal is not focused on an extraordinary corporate transaction, but n the ordinary business matter of enlisting an investment banker to explore alternatives to maximize shareholder value. s discussed above, numerous no-action letters reflect the Staff's view that proposals related to hiring advisers to counsel board of directors on "strategic alternatives" are generally regarded as relating to non-extraordinary matters and are onsidered part of the registrant's ordinary business. Moreover, the Proponent states "one reason" the **Company's** hares trade at a discount from their net asset value is its "high operating expenses." Addressing this issue would not equire an extraordinary corporate transaction by either the **Company** or its Board. However, the Proposal is not in any nanner limited to extraordinary corporate transactions, but rather focuses on general expense levels of the **Company,** vhich could be addressed through non-extraordinary means.

◀**Medallion**▶ believes that the Proposal at hand is clearly more similar to the proposals set forth in *BKF Capital Group, Inc., Telular* ***Corporation****, Archon* ***Corporation****, Lancer* ***Corporation****, Virginia Capital Bancshares, Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO, Sears, Roebuck andCo., Bel Fuse, Inc., Statesman Group, Inc, and ntegrated Circuits Inc.* where the Staff grante[illegible]ion relief in each of those cases because the proposals at issue ocused on non-extraordinary business mat[illegible]e part of such **companies** ordinary business operations: hiring an nvestment banker to "maximize stockholder [illegible] of these proposals, and the instant Proposal, share a common lemand: to require the board of directors of th[illegible] **companies** to hire a third party to assess and/or maximize the value of the **companies.** Therefore, **Medallion** [illegible] for distinguishing between the foregoing proposals calling or the hiring of an investment banking firm to assi[illegible]dvise a board of directors to maximize stockholder value, and he instant Proposal requiring the Board of Directors [illegible] engage an investment banking firm to "evaluate alternatives to naximize stockholder value including a sale of the **Company**." In each case, the proposals relate to the ordinary business operations of the subject **company.** Choosing to retain an investment banker as an adviser or consultant on natters of general business strategy (i.e. to determine **Medallion's** value or enhance such value) is a non-extraordinary ransaction incident to the Board's managerial and supervisory decisions concerning the development, implementation, and oversight of business strategies designed to enhance **Medallion's financial** performance and market value, functions he Board takes very seriously. Indeed, as further described below, **Medallion's** Board has engaged investment banking irms over the past years, including very recently, as part of its responsibilities as charged under corporate law. The esponsibility of making such decisions is so essential and fundamental to the core functions of the Board and so regularly carried out on an ongoing basis, it must be considered part of **Medallion's** ordinary business operations.

In sum, a review of no-action letters in this area shows that the Staff has made an important distinction between proposals requesting the Board of Directors or management to hire an investment banker (or take other action) to proceed with a specific extraordinary transaction (which proposals may not be omitted in reliance on subsection (i)(7)), and those proposals which call on a board of directors or management to hire an investment banker (or proceed with some other action) to assist in enhancing shareholder value in a general way (which proposals may be omitted in reliance on subsection (i)(7)). We submit the instant Proposal falls into this latter category.

Additionally, it should be noted that Proponent's Supporting Statement amply demonstrates that Proponent's Proposal ocuses entirely on matters reasonably considered ordinary business determinations, including decisions essential to the ◀**Company's**▶ business strategy (i.e. assess market value and decide on strategies to enhance such value, addressing **company** operating expenses). When the Proposal and Supporting Statement are read together, it is readily apparent hat the scope of corporate business matters that the Proposal addresses is not exclusively extraordinary corporate ransactions. The Proposal and its Supporting Statement make clear that the sale of **Medallion** is not mandated, but rather, that an investment banker be engaged for the much more general purpose of evaluating "alternatives to maximize shareholder value including sale of the **Company.**" Accordingly, for the reasons stated above **Medallion** believes the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7).

. Exclusion under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits omission of a proposal if it has already been substantially implemented. The Staff has previously taken the position that proposals to engage an investment banker are rendered moot by the engagement of an investment banker. *See, e.g., Health Insurance of Vermont, Inc.*, (February 28, 1995) (proposal for ◀**company**▶ to hire an outside firm to review potential alternatives to enhance shareholder value, including a merger of business and sale of the **company** rendered moot by subsequent hiring of investment banker); *Borden Inc.*, (February 23, 1994) (proposal for board to undertake investment banking study to determine value of the **company** if non-food businesses were divested and to make such study available to shareholders rendered moot by prior engagement of investment banking firm).

The facts in these letters are closely analogous to the situation at hand. As previously disclosed in the ◀**Company's**▶ Annual Report on Form 10-K, filed with the Staff on March 15, 2004 (the relevant excerpts of which are attached hereto as Exhibit C) and in connection with its long term strategic business plan, **Medallion** has recently engaged two nationally-recognized investment banking firms "to analyze and investigate opportunities to maximize shareholder value, including a possible sale" of two of its operating subsidiaries, Business Lenders, LLC and **Medallion** Taxi Media, Inc. In effect, **Medallion** and its Board, as part of its business strategy and responsibilities under corporate law, have carried out the material content of the Proposal. The hiring of yet another investment bank to follow the literal terms of the Proposal would involve undue expense and would be a waste of corporate assets, and would divert management's attention from the successful implementation of its present business plan (i.e., the analysis and investigation of strategic opportunities at two of its operating subsidiaries and capitalizing on the **financial** synergies that **Medallion** Bank offers (as described below), in each case with a view to maximize shareholder value). Moreover, the Proposal's Supporting Statement that the **Company** will benefit from a bank's lower cost of funds is now mooted by the recent regulatory approval of the **Company's** new bank subsidiary, **Medallion** Bank, which is further described below.

Accordingly, because the Proposal has been "substantially implemented" so as to render the Proposal moot, ◀**Medallion**▶ believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10).

3. Exclusion under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Staff's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. ◀**Medallion**▶ believes that significant portions of the Proposal are false and/or misleading.

The Proposal states, "Recently, ◀**Medallion's**▶ shares have been trading at a discount of more than 20% from their NAV." In December 2003, **Medallion's** stock price reached as high as $9.50 per share, or 6.86% *above* the net asset value of $8.89 as reported in **Medallion's** Annual Report on Form 10-K for the period ending December 31, 2003. **Medallion** shares continue to currently trade at or near book value, not at a "discount of more than 20%" as the Proponent portrays in the Supporting Statement. Indeed, the **Company's** stock market price increased a cumulative 137.25% in 2003,from $4.00 per share on January 1, 2003 to $9.49 per share on December 31, 2003. This statement is therefore significantly misleading.

The phrase ◀"**Medallion**▶ could be worth a substantial premium to a strategic acquirer with greater resources and a lower cost of capital like a bank" is materially misleading. In October 2003, **Medallion** received approval from the Federal Deposit Insurance **Corporation** (the "FDIC") for federal deposit insurance for its wholly-owned subsidiary, **Medallion** Bank. **Medallion** Bank, a Utah industrial loan **corporation,** is a depository banking institution subject to regulatory oversight and examination by both the FDIC and the Utah Department of **Financial** Institutions. One of the many benefits of FDIC approval is **Medallion** Bank's ability to accept federally-insured deposits, which will greatly lower the cost of funds throughout the entire **Company. Medallion** believes that **Medallion** Bank will reduce its borrowing costs and increase s margins significantly. Thus, the instant Proposal that implores **Medallion** to sell to an acquirer who benefits from a ank cost of funds is now misleading (and also moot) given that the new **Medallion** Bank provides benefits to the **:ompany** identical to those suggested by the Proposal's Supporting Statement.

Finally, the phrase "we think a sale of ◀**Medallion**▶ is the surest way to enhance stockholder value" is misleading. It is **/ledallion's** argument that a sale of the **Company** is not only imprudent in light of its recent **financial** strides, but may ave the reverse effect of reducing stockholder value. **Medallion** has issued a press release, dated October 7, 2003, that ıdicates the belief of management that **"Medallion** Bank will give [the **Company]** an excellent platform to grow two of ts] most profitable lending areas, taxicab **medallion** lending and asset-based lending. One of the many benefits of this ıpproval is the ability to accept FDIC-insured deposits, which will greatly lower **[the Company's]** cost of funds." In a ubsequent press release, dated January 8, 2004, **Medallion** announced that "[c] ustomers of **Medallion Financial** won approximately] 80%, or 40 of the 50 non-limited taxicab **medallions** that were auctioned" in the City of Chicago. In liscussing the possibility that 900 new taxicab **medallions** will be issued in the City of New York over the next three ears, **Medallion** stated, "Many of [its] customers were successful bidders at [the last] auction, and [the **Company** is] ıopeful they will also be successful at this upcoming auction." Thus, not only does **Medallion** believe that the recent :stablishment of **Medallion** Bank, the recent acquisition of **medallions** in Chicago, and the issuance of **medallions** in the Jew York City market will enhance stockholder value, but it has made available to the public specific evidence of its ıeliefs.

In sum, as described above, the Proposal is false and misleading. Thus, the Proposal violates Rule 14a-9, which ›rohibits false or misleading statements in proxy soliciting materials. Accordingly, ◀**Medallion**▶ believes the Proposal :an properly be omitted from its 2004 proxy materials pursuant to Rule 14a-8(i)(3), which provides that a registrant may :xclude a proposal from its proxy materials if the proposal or supporting statement is contrary to the Staff's proxy rules.

Based on the foregoing discussion, ◀**Medallion**▶ believes that the Proposal may properly be omitted from its 2004 ›roxy materials pursuant to subsections (3), (7), and (10) of Rule 14a-8(i). **Medallion** respectfully requests the Staff :onfirm that it will not recommend enforcement if theProposal is omitted from the 2004 proxy materials. If the Staff lisagrees with **Medallion's** conclusion that the Proposal may be so omitted, we request the opportunity to confer with the 3taff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please :ontact the undersigned at (212) 328-3615.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it o the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Michael C. Carroll

Enclosures

cc: Mr. Phillip Goldstein

Opportunity Partners L.P.

[INQUIRY LETTER]

April 7, 2004

'IA FEDERAL EXPRESS

;ecurities and Exchange Commission
)ivision of Investment Management
·50 Fifth Street, N.W.
Vashington, D.C. 20549

Attention: Office of Chief Counsel

Re: ◀Medallion Financial Corp.▶

Commission File No. 0-27812

)mission of Shareholder Proposal

Ladies and Gentlemen:

◀**Medallion Financial Corp. ("Medallion"**▶ or the **"Company")** is writing in response to the March 23, 2004 letter rom Mr. Phillip Goldstein on behalf of Opportunity Partners L.P. (the "Proponent") to the Staff of the Division of nvestment Management of the Securities and Exchange Commission (the "Staff") regarding a shareholder proposal and ;upporting statement (the "Proposal") submitted for inclusion in **Medallion's** proxy materials for its 2004 Annual Meeting)f Shareholders. A copy of the letter is attached hereto as Exhibit A (the "Proponent Response Letter").

On March 18, 2004, ◀**Medallion**▶ submitted a letter (the "No-Action Letter Request") to request confirmation that the 3taff would not recommend an enforcement action if, in reliance on certain provisions of Rule 14a-8 of theSecurities Exchange Act of 1934, as amended (the "Exchange Act"), **Medallion** excluded the Proposal from its 2004 proxy naterials.

As described in detail below, the ◀**Company**▶ respectfully disagrees with the assertions in the Proponent Response .etter, and again requests the relief specified in the No-Action Letter Request.

Pursuant to Rule 14a-8(j), ◀**Medallion**▶ files herewith six copies of this letter and a copy of this letter and accompanying material is being forwarded to the Proponent.

I. Discussion

The Proponent Response Letter fails to state an effective case against exclusion. In fact, the Proponent concedes that ◀**Medallion**▶ will likely prevail in this matter, based on the Staff's recent no-action relief provided in *BKF Capital Group,*

Inc. (February 27, 2004). Moreover, the Proponent Response Letter further concedes that **Medallion** has, consistent ɾith the Proposal, hired two nationally-recognized investment banking firms to consider alternatives to maximize hareholder value. Finally, the Proponent admits that the **Company's** shares have been trading at a "narrower discount" om the data presented in the Proponent's supporting statement. For the reasons set forth in the No-Action Letter request nd in the brief discussion below, the **Company** respectfully asserts that the Proposal fails to comply with Rule 14a-8.

. Proponent's Response Regarding Exclusion under Rule 14a-8(a) (i)(7): Ordinary Business Operations of the ◀Company▶

The Proponent concedes that the instant Proposal is "substantially identical" to the recent proposal the Proponent ubmitted to BKF Capital Group, Inc. and that "the ◀**Company**▶ should be granted no action relief" under Rule 14a-8 (i) 7) in light of the Staff's no-action assurances in *BKF Capital Group, Inc.* (February 27, 2004). However, the Proponent esponse Letter states that the Staff's analysis under Rule 14a-8(i)(7) was entirely incorrect. The Proponent attempts to stablish that the standard used by the Staff in *BKF Capital Group, Inc.* was inappropriate. In fact, the Proponent states n intention "to bring an action for declaratory and injunctive relief if [the] proposal is not included in BKF Capital Group's roxy material." Ultimately, we believe the Proponent will not prevail, given the exacting standard employed by the courts o overturn a Staff no-action decision. In *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores, Inc.*, the ederal district court case cited by the Proponent, the court noted that "the ultimate criterion" for interpreting an dministrative regulation is the agency's interpretation of the regulation, "which becomes of controlling weight unless that nterpretation is '*plainly erroneous or inconsistent with the regulation.*'" (emphasis added) 821 F.Supp. 877, 883. While we ecognize that no-action letters are not on a precedential par with formal SEC rulemaking or adjudication, we contend, as he court held, "courts have relied on the consistency of the SEC staff's position and reasoning on a given issue, or the ack of consistency, in determining whether a proposal that was deemed excludable by the SEC staff can in fact be mitted under Rule 14a-8[(i)]7." *Id.* at 885.

As discussed in detail in the No-Action Letter Request, the Proposal is in allmaterial respects identical to the proposal n *BKF Capital Group, Inc.*, and is substantially similar to shareholder proposals in which the Staff previously determined hat it would not recommend enforcement action if such proposals were excluded, as such proposals related to ordinary usiness operations of the ◀**companies.**▶

We respectfully submit that, in accordance with state corporate law, the day-to-day business affairs of the ◀**Company** ▶ should be managed by its officers and directors. See Del. Code Ann. Tit. 8 §141(a). Clearly, the Proponent feels that he Proposal is important, but that alone does not make it a proper subject for shareholder action.

2. Proponent's Response Regarding Exclusion under Rule 14a-8(i) (10): Substantially Implemented

The Proponent acknowledges that the ◀**Company**▶ "is in the process of engaging an investment banking firm to xplore the sale of one of its subsidiaries and has recently retained another investment banking firm to explore the sale of nother subsidiary." However, the Proponent argues the Proposal has not been substantially implemented because the nvestment banking firms were not hired to evaluate the sale of the **Company** as a whole.

We respectfully disagree with the Proponent's interpretation of the Proposal's language. The Proposal requests "an nvestment banking firm be engaged to evaluate alternatives to maximize stockholder value," and while the Proposal suggests a sale of the ◀**Company**▶ be explored (by using the word "including"), it is not in any way limited by such neasures. We submit that **Medallion** has conformed to the Proposal's request to maximize shareholder value in two naterial ways. First, consistent with the Proposal, **Medallion** has hired two nationally-recognized investment banking irms to "analyze and investigate opportunities to maximize shareholder value, including a possible sale of part or all of the subsidiar[ies]." See **Medallion Financial** Corp.'s Annual Report on Form 10-K, filed on March 15, 2004 (The **Company** hired two investment banking firms to consider strategic alternatives for two of its operating subsidiaries). Second, the ormation of our **Medallion** Bank subsidiary will greatly lower the cost of funds throughout the entire **Company. Medallion** believes that **Medallion** Bank will reduce borrowing costs throughout the **Company** and increase its margins significantly, which we believe will further enhance shareholder value. The Proponent's supporting statement states that the **Company** could benefit from the lower cost of funds of a bank. We fully believe that our FDIC-insured **Medallion** Bank is indeed uch a bank.

Accordingly, because the Proposal has been "substantially implemented" by the ◀**Company**▶ so as to render the 'roposal moot, **Medallion** reasserts its belief that it may be properly omitted pursuant to Rule 14a-8(i)(10).

. Proponent's Response to Exclusion under Rule 14a-8(i)(3): False or Misleading Statements

Finally, the Proponent "concede[s] that [the ◀**Company's**▶ shares] have recently been trading at a narrower liscount." However, the Proponent contends, "nothing [contained in the supporting statement] said or omitted is false or nisleading." We respectfully disagree with this contention, andfirst refer the Staff to our discussion of this item on pages 8 ind 9 of the No-Action Letter Request.

Second, contrary to the implication in the Proponent Response Letter, the Board of Directors of the ◀**Company**▶ :onducted "a fair and balanced discussion" (Proponent's request) of the Proposal in addition to its ordinary business at its /larch 2, 2004 quarterly meeting. In fact, the **Company** has spoken with the Proponent on several occasions prior to the iling of the No-Action Letter Request. During those conversations, the Proponent was informed that the Proposal had ›een (and would be) discussed with the **Company's** management and Board of Directors. The Board determined that the ıction contemplated in the Proposal was appropriate for management and within Board oversight. While the **Company** ıppreciates the input of the Proponent, we firmly believe the substance of the Proposal is within the purview of the Board ınd management and should remain there.

Based on the foregoing discussion, ◀**Medallion**▶ reasserts its belief that the Proposal may properly be omitted from ts 2004 proxy materials pursuant to subsections (3), (7) and (10) of Rule 14a-8(i). Accordingly, **Medallion** respectfully equests the Staff confirm that it will not recommend enforcement if the Proposal is omitted from the 2004 proxy materials. f the Staff disagrees with **Medallion's** conclusion that the Proposal may be so omitted, we request the opportunity to :onfer with the Staff prior to the issuance of its position.

If the Staff has any questions or needs any additional information with regard to the enclosed or the foregoing, please :ontact the undersigned at (212) 328-3615.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it o the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Michael C. Carroll

cc: Mr. Phillip Goldstein

Opportunity Partners L.P.

[STAFF REPLY LETTER]

May 11, 2004

Michael C. Carroll, Senior Vice President
Medallion Financial Corp.
437 Madison Avenue
New York, NY 10022

Re: Medallion Financial Corp.

SEC File No. 0-27812

Shareholder Proposal of Opportunity Partners LLP

Dear Mr. Carroll:

In a letter dated March 18, 2004, you notified the staff of the Securities and Exchange Commission ("Commission") that **Medallion Financial Corp. "Medallion")** proposes to omit from its year 2004 proxy soliciting materials a shareholder proposal submitted by Opportunity Partners LP ("Proponent"). The proposal states:

RESOLVED: The stockholders of **Medallion Financial Corp. ("Medallion")** request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the **company.**

You request our assurance that we would not recommend enforcement action if **Medallion** omits the proposal in reliance on rule 14a-8(i)(7) under the Securities Exchange Act of 1934, which permits a **company** to exclude a shareholder proposal if it "deals with a matter relating to the **company's** ordinary business operations." [1]

There appears to be some basis for your view that **Medallion** may exclude the proposal under rule 14a-8(i)(7) relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if **Medallion** omits the proposal from its proxy materials in reliance on 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **Medallion** relies.

Sincerely,

Mary A. Cole

Senior Counsel

[1] In connection with this request, we also received and considered a March 23, 2004, letter submitted to the staff by Proponent and a letter from Medallion dated April 7, 2004.

7b956d36bcc&KT=L&fNoLFN=TRUE& SDV02 #282 [SDV02 SEC-ALNK]

 | Back to Top

IO-ACT, WSB File No. 0124200511, First Charter Corp.

irst Charter Corp.▶

ublic Availability Date: January 18, 2005

VSB File No. 0124200511

iche Locator No. (None)

VSB Subject Category: 77

eferences:

ecurities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 14, 2004

VIA OVERNIGHT DELIVERY

J.S. Securities and Exchange Commission
Division of ◀**Corporation**▶ Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ◀*First Charter Corporation*▶ --*Shareholder Proposal by D. Mark Boyd III and Phillip A. Lewis*

Ladies and Gentlemen:

We are writing on behalf of our client, ◀**First Charter Corporation,**▶ a North Carolina **corporation** (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2005 annual meeting of shareholders. The Proposal was submitted to the Company via a communication on the letterhead of the self-designated "Shareholder Enhancement Committee," which committee apparently is led by Daniel Marcus Boyd III and Phillip A. Lewis and which earlier in 2004 communicated its dissatisfaction with the Company's direction by comments to the news media and by a mailing to targeted shareholders of the Company. Based on various news articles appearing in the press, the Company believes that this "Shareholder Enhancement Committee" (sometimes called "Committee to Enhance Shareholder Value") is comprised of a group of shareholders expressing dissatisfaction with respect to the Company. It appears, however, that the Proposal was submitted individually by Messrs. Boyd and Lewis (the "Proponents").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully request, on behalf of the Company, that the staff of the Division of ◀**Corporation**▶ Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth below. To the xtent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with 'ule 14a-8(j).

The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, is attached to this letter as Exhibit A. The Company received the Proposal on November 5, 2004. The Proposal reads as follows:

"That shareholders of ◀**First Charter Corporation**▶ (the **"Corporation"**) request the board of directors to: (1) appoint ı committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives or maximizing shareholder value, including the sale of the **Corporation;** (2) instruct the Committee to retain a nationally ecognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the **Corporation;** and (4) in the event that the Committee and the board of directors of the **Corporation** determine that any such offer for the sale of the **Corporation** will maximize hareholder value, direct management of the **Corporation** to work to secure all required approvals, including shareholder pproval, to effect the sale of the **Corporation."**

I. Grounds for Omission

As discussed in more detail below, the Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to the various provisions of Rule 14a-8 discussed herein.

A. The Proposal is beyond the power of the Company to implement (Rule 14a-8(i)(6)), is not a proper subject for action by the shareholders (Rule 14a-8(i)(1)), and if implemented would cause the Company to violate state aw (Rule 14a-8(i)(2))

Rule 14a-8(i)(6) allows a company to omit from its proxy materials a proposal that "the company would lack the power or authority to implement." The Proposal, in part, requests that the Board of Directors of the Company (the "Board") authorize a committee to solicit and negotiate offers for the sale of the Company and if the committee and the Board determine that any such offer will "maximize shareholder value," work to obtain necessary approvals. The consideration by the Board of an extraordinary transaction in which the Company is the acquired ◀**corporation**▶ or recommending a sale of all or substantially all of the assets of the Company would invoke Article 9 ("Article 9") of the Company's Amended and Restated **Articles of Incorporation ("Articles of Incorporation").** A copy of the Company's **Articles of Incorporation** is attached as Exhibit B. Article 9 provides in pertinent part as follows:

"The Board of Directors of the ◀**Corporation,**▶ when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the **Corporation,** (b) merge or consolidate the **Corporation** with another **corporation,** or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the **Corporation,** shall, in connection with the exercise of its judgment in determining what is in the best interests of the **Corporation** and its shareholders, give due consideration to all relevant factors, including without limitation, the social and economic effects on the employees, customers and other constituents of the **Corporation** and its subsidiaries and on the communities in which the **Corporation** and its subsidiaries operate or are located."

With respect to that portion of the Proposal that requests the Board to solicit and negotiate offers for the sale of the Company, the Proponents clearly emphasize that the Board and committee should seek to "maximize shareholder value." In fact, in the supporting statement, the Proponents state unequivocally that they intend for the independent Board committee to evaluate the possible sale of the Company "*on the basis of shareholder value alone.*" Conversely, Article 9 makes clear that the Board must consider all relevant factors, and not just shareholder value, in evaluating a possible ale of the Company. The Board takes seriously its role to seek to enhance shareholder value in the management of the :ompany. However, if the shareholders of the Company adopt the Proposal, then the Board would not be allowed even to onsider any other factors and would be required to violate Article 9 of the ◀**Articles of Incorporation**▶ in order to nplement the Proposal.

The powers and actions of the board of directors of a North Carolina ◀**corporation**▶ are governed by the **orporation's articles of incorporation,** its bylaws and the North Carolina Business **Corporation** Act (the "NCBCA"). Jnder North Carolina law, "the **articles of incorporation** [are] the fundamental constitutional document of the orporation...." Russell M. Robinson, II, *Robinson on North Carolina* ***Corporation*** *Law* §2.04 (7 th ed. 2003). See also I.C. Gen. Stat. §§55-2-02, 55-2-03 and 55-2-06. While the **articles of incorporation** and bylaws may be amended (see I.C. Gen. Stat. §§55-10-01 *et seq.*), once adopted and in effect, a **corporation** is bound to follow their terms. Because 1e implementation of the Proposal would require the Board to act in a manner inconsistent with, and in breach of, the **rticles of Incorporation** in violation of North Carolina law, the Board, and thus the Company, lacks the power to nplement the Proposal, and the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6).

Similarly, Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal "that is not a proper subject for ction by shareholders under the laws of the jurisdiction of the company's organization." As described above, under North :arolina law, the ◀**articles of incorporation**▶ are the fundamental governing document of a **corporation,** subject in ffect only to the provisions of the NCBCA. Because the implementation of the Proposal would require the Board to act in manner that is inconsistent with, and in breach of, the **Articles of Incorporation** in violation of North Carolina law, the Proposal does not present a proper subject for shareholder action under North Carolina law and may be excluded from he Proxy Materials pursuant to Rule 14a-8(i)(1). See *Farmer Bros. Co.* (November 28, 2003) (a proposal regarding mitation of directors' indemnification that conflicted with the **articles of incorporation** could be excluded under Rule 4a-8(i)(1) on the ground that it did not present a proper subject for action by such company's shareholders); *Purepac aboratories* ***Corporation*** (April 11, 1974) (a proposal to amend the bylaws in a manner that conflicted with the **ertificate of incorporation** could be excluded under what is now Rule 14a-8(i)(1) on the ground that it did not present a roper subject for action by such company's shareholders).

Finally, Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, :ause the company to violate any state ... law to which it is subject." N.C. Gen. Stat. §55-8-30 sets forth general tandards for a director in the discharge of his or her duties as director, including the obligation to conduct himself or erself "with the care an ordinarily prudent person in a like position would exercise under similar ircumstances" (commonly referred to as the duty of due care). Under North Carolina law, "[t]he duty of due care requires he directors of every ◀**corporation**▶ to see that it is operated according to the terms of its **articles of incorporation** ...." *Robinson, supra* §14.03[2]. Because the implementation of the Proposal would require the Board to act in a manner nconsistent with, and in breach of, the **Articles of Incorporation,** the implementation of the Proposal would cause the Board to violate its duty of due care under of North Carolina law, and the Proposal therefore may be excluded from the Proxy Materials based on Rule 14a-8(i)(2). See generally *AlliedSignal Inc.* (January 29, 1999) (a proposal to amend the ylaws in a manner that would violate state law and the **certificate of incorporation** could be excluded under Rule 14a-8 i)(2)); *Fleming Companies, Inc.* (January 19, 1999) (a proposal to amend the bylaws in a manner that would be nconsistent with the **certificate of incorporation** could be excluded under Rule 14a-8(i)(2)); *Weirton Steel* ***Corporation*** January 24, 1995) (same).

B. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a shareholder proposal that "deals with a matter elating to the company's ordinary business operations." The ordinary business exclusion has "a fairly straightforward nission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which elate to matters falling within the province of management.'" Release No. 34-39093 (September 19, 1997), citing Release No. 34-4950 (October 9, 1953). The Commission has explained that the "general underlying policy of this exclusion is :onsistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to nanagement and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at in annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Accordingly, Rule 14a-8(i)(7) operates to exclude shareholder proposals that seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-

40018 (May 21, 1998).

The Proposal, if adopted, would require in part that the Board appoint an independent committee and engage an ıvestment banking firm, in each case to explore strategic alternatives to maximize shareholder value. While the Proposal ɘfers to a sale of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the ;ompany or any other extraordinary corporate transaction. In fact, the Board could maximize shareholder value through ny number of actions short of an extraordinary corporate transaction.

Under the NCBCA, the Board has the authority to conduct the ordinary business of the Company. N.C. Gen. Stat. §55- -01 provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of ıe ◀**corporation**▶ managed under the direction of, its board of directors, except as otherwise provided in the **articles ıf incorporation** or in [a valid shareholders' agreement]." Neither the Company's **Articles of Incorporation** nor any hareholders' agreement in any way limits the authority of the Board to manage the business and affairs of the Company. 'here is no more basic and ordinary function of the directors of a **corporation** than attempting to enhance shareholder alue, and to this end the Board regularly considers alternative business strategies aimed at maximizing the Company's nancial performance and shareholder value and determines when professional assistance is needed in making those lecisions. Furthermore, retaining an investment banker for the specific purpose of exploring one or more alternatives for naximizing shareholder value is a non-extraordinary act which the Board has in the past and will in the future take as and vhen appropriate. Therefore, because the task of making such decisions is so fundamental to the role of the Board and is :arried out on an ongoing basis, it must be considered part of the Company's ordinary business operations, whether :onducted through an independent committee appointed for that purpose or through an investment advisor engaged for hat purpose. 1

While the Proposal does address an extraordinary corporate transaction (i.e., the sale of the Company), the manner in vhich the Proposal was drafted clearly indicates that the Proposal is not limited to the consideration of the sale of the Company. The Proposal outlines its request of the Board in four specific subparts: (i) the ◀**first**▶ two subparts focus on he appointment of a Board committee and the engagement of an investment banker, in each case to explore strategic ılternatives for maximizing shareholder value; and (ii) the second two subparts focus on the solicitation, evaluation and ıegotiation of offers for the sale of the Company. When the second half of the Proposal is considered as part of the ıroader Proposal, it merely reflects one consideration in an endless list of corporate strategies that the Board may :onsider. In fact, the Proponents specifically have drafted their supporting statement to make it clear that they are not just equesting a sale of the Company. **First,** the supporting statement indicates that the proposal is to provide the ;hareholders the opportunity to share their "concerns about the **Corporation's** current strategic direction and their desire o maximize the value of their investment in the **Corporation."** It does not further state that their desire is "to maximize the 'alue of their investment" *by a sale of the Company.* Furthermore, the supporting statement specifically states that the Proposal "does not demand that the board accept any single or particular offer to sell the **Corporation,"** just that the lirectors evaluate the option in good faith. It is not possible for the directors of a **corporation** to evaluate an extraordinary ransaction in good faith, without considering all other strategic alternatives to maximize shareholder value. Therefore, vhen the Proposal and the supporting statement are read together, it is apparent that the matters encompassed by the Proposal are not solel y the extraordinary corporate transactions contemplated by Rule 14a-8(i)(7), because the :onsideration of alternatives to enhance shareholder value clearly is a routine matter and is incident to the Board's nanagerial powers under North Carolina law.

The Staff consistently has allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to ıave the board of directors appoint a special committee or retain the services of an independent third party for the general ourpose of exploring ways to enhance shareholder value, even though, in some cases, the proposals suggested both ırdinary and extraordinary courses of action. For example, in *Medallion Financial* ◀***Corp.***▶ (May 11, 2004), the Staff :oncurred that Medallion could exclude under Rule 14a-8(i)(7) a proposal calling for the engagement of an investment ɔanking firm to "evaluate alternatives to maximize stockholder value including a sale of the company." The Staff noted hat "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," ıotwithstanding that the supporting statement clearly stated that the proponents "think a sale of Medallion is the surest vay to enhance stockholder value." See also *BFK Capital Group, Inc.* (February 27, 2004) (proposal to engage an nvestment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company, "appear ed] to relate to both extraordinary transactions and non-extraordinary transactions" and was excludable); *Telular Corporation* (December 5, 2003) (proposal to appoint an independent board committee to explore strategic alternatives o maximize shareholder value, including but not limited to a sale, merger, spin-off, split-off or divestiture of the company or a division of the company, appeared to relate in part to non-extraordinary transactions and was excludable); *Bowl America Incorporated* (September 19, 2000) (proposal to retain an investment banker to recommend ways to enhance shareholder value, in cluding the consideration of specific alternatives such as a "sale, merger, liquidation or other eorganization," related in p art to corporate actions that are not extraordinary and was excludable); *NACCO Industries, nc.* (March 29, 2000) (proposal recommending that the board engage an investment banker to explore alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all of the company's assets, related in part to non-extraordinary transactions and was excludable); and *Sears, Roebuck & Co.* (February 7, 2000) (proposal requesting the company to hire an investment banking firm to arrange for the sale of all or parts of the company related in part to non-extraordinary transactions and was excludable). As the foregoing no-action letters illustrate, the consideration of alternatives to enhance or maximize shareholder value involves ordinary business concerns that are incident to a board's managerial powers, whether or not conducted through a special board committee or an investment banker appointed by the board. Therefore, such proposals are excludable even though they might also include an extraordinary transaction.

The Proposal can be distinguished from the proposals in the no-action letters where the Staff has taken the position that the proposals are not excludable as ordinary business matters because the object or primary focus of a proposal is an extraordinary corporate transaction. See, e.g., *Allegheny Valley Bancorp, Inc.* (January 3, 2001) (proposal directing the board to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded); *Bergen Brunswig* ◀**Corporation**▶ (December 6, 2000) (proposal that the board arrange for the prompt sale of the company to the highest bidder could not be excluded); *Student Loan Corp.* (March 18, 1999) (proposal requesting the board to explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase and report to the shareholders could not be excluded); *Temple-Inland, Inc.* (February 24, 1998) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, could not be excluded, because when read together with the supporting statement it appeared to focus on possible extraordinary business transactions); and *Quaker Oats Co.* (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the company, including a plan to separate the company's business divisions into two independent publicly owned **corporations** or a possible sale to or merger with another **corporation,** could not be excluded, noting that the proposal was "directed at the board undertaking steps that could lead to the separation of the [c]ompany's businesses ... and relates to a decision concerning extraordinary corporate transactions").

In the present case, the Proposal does not focus only on one or more extraordinary corporate transactions. To the contrary, the Proposal very specifically outlines its request, and the consideration of the sale of the Company is only one part of the Proposal. The crafting of the Proposal into the distinct subparts evidences that the Proponents do not intend for the Proposal to focus exclusively on the sale of the Company, but rather to explore *all* strategic alternatives to maximize shareholder value. Since the Proposal does not specifically and exclusively advocate an extraordinary corporate transaction, and in fact it is drafted in a manner that emphasizes the general exploration of strategic alternatives, the more appropriate precedents include *Medallion Financial* ◀**Corp.,**▶ *BFK Capital Group, Inc., Telular* **Corporation,** *Bowl America Incorporated, NACCO Industries, Inc. and Sears, Roebuck & Co.* The Proposal shares a common element with each of these proposals: to require the board of directors of the respective companies to form a special committee or hire a third party to consider both extraordinary and ordinary business matters. [2] Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

In summary, a review of no-action letters in this area shows that the Staff has made an important distinction between proposals seeking to maximize shareholder value. On the one hand are proposals requesting a board of directors to hire an investment banker (or take other action) to proceed with a specific extraordinary transaction. These proposals may not be omitted from proxy materials in reliance on Rule 14a-8(i)(7).. On the other hand are those proposals that request a board of directors to hire an investment banker (or proceed with some other action) to assist in enhancing shareholder value in a general way, even when the proposal in part addresses an extraordinary corporate transaction. These proposals may be omitted in reliance on Rule 14a-8(i)(7)). The Proposal falls into the latter category and therefore should be excludable under Rule 14a-8(i)(7).

C. Inclusion of the Proposal could cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any ... federal ... law to which it is subject." As described below, the Company is concerned that the inclusion of the Proposal in the Proxy Materials could be deemed to constitute, in and of itself, a violation of federal law by the Company.

The Company is the parent company of ◀**First Charter**▶ Bank, a North Carolina state member bank with deposits ısured by the Federal Deposit Insurance **Corporation** ("FDIC"). On April 19, 1999, Mr. Boyd entered into a plea rrangement with respect to violations of N.C. Gen. Stat. §78A-8(2) (unlawful communication in connection with the urchase and sale of securities). The plea arrangement arose from the same set of facts that led to the Commission ction against Mr. Boyd (see SEC v. Daniel Marcus Boyd, III, Civil Action No. 5:00CV144-V, W.D.N.C.). The Company elieves that the North Carolina plea arrangement subjects Mr. Boyd to the provisions of Section 19 of the Federal Ieposit Insurance Act ("Section 19"). Section 19 prohibits persons convicted of certain offenses from engaging in certain numerated activities with respect to any insured depository institution without the approval of the FDIC. These activities ıclude the control of an insured institution or participation in the conduct of the affairs of an insured depository institution. 'urthermore, Section 19 by its terms prohibits an insured institution from permitting any person that is subject to Section 9 to engage in any conduct prohibited by that Section. A copy of Section 19 is attached as Exhibit C.

Based on previous guidance from the FDIC, the Company is concerned that Mr. Boyd's submission of the Proposal ould be deemed by the FDIC to constitute a violation of Section 19 as an impermissible attempt to exercise a controlling ıfluence over the votes of the Company's other shareholders, particularly in light of the Proponents' statement that "[w]e trongly urge all shareholders to vote FOR this resolution." The Company is further concerned that if it includes the 'roposal in the Proxy Materials, it would be deemed to be facilitating Mr. Boyd's violation of Section 19, and thus the ;ompany itself (as a parent company of an insured depository institution) would be in violation of Section 19. The ;ompany has requested further guidance on this issue from the FDIC. We will update this request for no-action upon eceipt of any relevant guidance from the FDIC.

II. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to he Commission if the Company omits the Proposal and the Proponents' supporting statement from its Proxy Materials in eliance on Rule 14a-8(i)(6), Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(7).

The Company currently anticipates that its 2005 Annual Meeting will be held on April 27, 2005, and that definitive :opies of the Proxy Materials will be filed with the Commission no earlier than March 9, 2005. Accordingly, we would ;reatly appreciate the Staff's timely response to this request. If the Staff disagrees with the Company's position, we would ıppreciate the opportunity to confer with a member of the Staff before the Staff issues its formal response. If you have any ;uestions or need additional information, please call the undersigned at (704) 343-2022 or Rick Viola at (704) 343-2149.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and the Proposal. We are ;imultaneously providing a copy of this submission to the Proponents to advise them of the Company's intent to exclude he Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning t to the undersigned in the enclosed pre-addressed, stamped envelope.

Very truly yours,

/s/

Anne T. Kelly

Enclosures

cc: Lawrence M. Kimbrough, ◀**First Charter Corporation**▶

D. Mark Boyd III

Phillip A. Lewis

[APPENDIX 1]

EXHIBIT A

Shareholder Enhancement Committee
P.O. Box 795
Lincolnton, NC 28093

November 3, 2004

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Board of Directors
◀**First Charter Corporation**▶
P.O. Box 228
Charlotte, NC 28202
Attn: Mr. Lawrence M. Kimbrough

Dear Board of Directors:

Please find enclosed herewith, a shareholder proposal submitted in accordance with SEC Rule 14a-8.

The enclosed shareholder proposal (the "Proposal") and supporting statement are 366 words long. The Proposal is not improper under state ◀**corporation**▶ law and does not contemplate the violation of any law by the Company. The Proposal complies with all other requirements for shareholder proposals under SEC Rule 14a-8. The enclosed Supporting Statement meets the requirements of SEC Rule 14a-8.

D. Mark Boyd, III ("Mr. Boyd") is the record holder of in excess of $2,000 in market value of common stock of ◀**First Charter Corporation**▶ (the "Company"). Mr. Boyd has held such shares of the Company's common stock since prior to October 31, 2003. Mr. Boyd will continue to hold such common stock, as a record holder, through the date of the Company's 2005 Annual Meeting of Shareholders.

Phillip A. Lewis ("Mr. Lewis") is the beneficial holder of in excess of $2,000 in market value of common stock of the

Company. Enclosed herewith is a written certification of 54,750 demonstrating that Mr. Lewis is the beneficial owner of ı excess of $2,000 in marker value of common stock of the Company. Mr. Lewis has held such shares of the Company's ommon stock since prior to October 31, 2003. Mr. Lewis will remain the beneficial owner of such shares of common tock through the date of the Company's 2005 Annual Meeting of Shareholders.

Mr. Boyd and Mr. Lewis, or their representative(s), will attend the Company's 2005 Annual Meeting of Shareholders.

Yours very truly,

/s/

D. Mark Boyd, III

/s/

Phillip A. Lewis

cc: Anne C. Forrest,

Vice President and Corporate Secretary

[APPENDIX 2]

SHAREHOLDER PROPOSAL OF D. MARK BOYD, III and PHILLIP A. LEWIS

That shareholders of ◀**First Charter Corporation**▶ (the **"Corporation")** request the board of directors to: (1) appoint ı committee of independent, non-management directors (the "Committee"). with authority to explorc strategic alternatives or maximizing shareholder value, including the sale of the **Corporation;** (2) instruct the Committee to retain a nationally ecognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the **Corporation;** and (4) in the event that the Committee and the board of directors of the **Corporation** determine that any such offer for the sale of the **Corporation** will maximize shareholder value, direct management of the **Corporation** to work to secure all required approvals, including shareholder approval, to effect the sale of the **Corporation.**

SUPPORTING STATEMENT OF D. MARK BOYD, III and PHILLIP A. LEWIS

The purpose of this proposal is to provide shareholders the opportumity to advise the board of directors of shareholder concerns about the ◀**Corporation's**▶ current stategic direction and their desire to maximize the value of their investment n the **Corporation.**

Due to the strategic course followed by the ◄Corporation► in the recent past, we believe the best way for hareholders of the **Corporation** to profit from their investment in the **Corporation's** stock is by means of a business ombination between the **Corporation** and another financial entity that has greater depth of financial expertise and esources, a broader product line and geographic scope and a more dynamic business model. We believe the **:orporation** should engage an experienced investment banking firm to pursue the exploration of strategic alternatives ncluding the sale of the **Corporation.** We believe the value of all of the shareholders' investment in the **Corporation** can e significantly enhanced through such actions. We believe management's failure to consider this option in the past has een detrimental to shareholders.

This resolution does not demand that the board accept any single or particular offer to sell the **◄Corporation.►** lowever, it does require non-management directors to evaluate this option in good faith on the besis of shareholder value lone. We strongly urge all shareholders to vote FOR this resolution.

[INQUIRY LETTER]

December 30, 2004

/IA FEDERAL EXPRESS

J.S. Securities and Exchange Commission
)ivision of **◄Corporation►** Finance
)ffice of Chief Counsel
I50 Fifth Street, N.W.
Nashington, DC 20549

Re: Shareholder Response Letter ◄First Charter Corporation► --Shareholder Proposal by D. Mark Boyd, III ınd Phillip A. Lewis

Ladies and Gentlemen:

This letter, six copies of which are enclosed, is submitted pursuant to Rule 14a-8(k) and is intended to respond to the etter, dated December 14, 2004, submitted by Helms Mulliss & Wicker, PLLC, Charlotte, North Carolina ("Helms Mulliss"), counsel for **◄First Charter Corporation,►** Charlotte, North Carolina (the "Company") requesting the Staff's ssuance of a no action letter regarding exclusion of the above-referenced shareholder proposal (the "Proposal"). A copy of Helms Mulliss' December 14, 2004 letter is included for your reference. Capitalized terms used in this letter that are not otherwise defined have the same meaning as ascribed to them in Helms Mulliss' December 14, 2004 letter.

We believe the Company's proposed bases for excluding the Proposal are insufficient for the following reasons:

A. The Proposal is within the power of the Company to implement, is a proper subject for action by the shareholders and, if implemented, would not cause the Company to violate applicable North Carolina law pertaining to ◄corporations►

The Proposal that we have presented would authorize a special committee of independent directors to, ***"solicit,***

evaluate and negotiate offers for the sale of the ◄Corporation."► The Proposal does not go so far as to grant the pecial Committee the power to ***accept*** any Proposal does not go so far as to grant the Special Committee the power to ***ccept*** any such offers, nor does it attempt to remove the duty of the Company's full board of directors to weigh any such ffers if and when they are received.

The solicitation and negotiation of offers and the subsequent evaluation of those offers to determine whether any offer hould be accepted are two separate processes. We believe that Article 9 of the Company's **◄Articles of Incorporation ►** is only triggered during the second of these processes. Article 9, as quoted by counsel for the Company reads, "The ioard of Directors of the **Corporation,** when evaluating any offer of another party...". This indicates that Article 9 applies nce one or more offers are actually in hand.

We believe that our Proposal only extends to the **◄first►** of these two distinct processes, i.e., the solicitation and iegotiation of offers (after which any such offers would be considered by the full board and the board's duties under rticle 9 of the **Articles of Incorporation** would be triggered). We believe that the separateness of "offer" and acceptance" is a fundamental concept in the law of contracts and that this distinction has been obscured by the Company's analysis.

The Company's additional assertions: (i) that the Proposal is not within the power of the Company to implement; and (ii) hat the Proposal is not proper for action by shareholders, are each based entirely on the premise that the Proposal would iolate the Company's **◄Articles of Incorporation►** and that it is accordingly contrary to state law. The Proposal, iowever, would ***not*** violate the Company's **Articles of Incorporation** because it does not touch on the acceptance of offers, and the Proposal ***is***, therefore, within the Company's power to implement and ***is*** proper for shareholder action.

B. The Proposal deals with an extraordinary matter

We respectfully submit that neither of the two considerations articulated in SEC Release 34-40018 (Amendments to Rules on Shareholder Proposals, May 21, 1998)) would lead the Staff to conclude that our Proposal is excludable under Rule 14a-8. The **◄first►** of the two considerations set forth in Release 34-40018 is, "does the proposal in question relate so. fundamentally to management's ability to run the company that it could not, as a practical matter, be subject to shareholder oversight?" The second consideration is, "does the proposal seek to 'micro-manage' the company by probing oo deeply into matters of a complex nature?" As to the **first** consideration, we believe that the sale or other strategic combination of an entire bank holding company is the very antithesis of "ordinary business operations." As to the second consideration, we would argue that our Proposal could not possibly probe too deeply into matters of a nature too complex or shareholder attention when it simply seeks to initiate a process that would necessarily involve shareholder analysis and approval before it could come to fruition.

Counsel for the Company nevertheless argues, in its letter dated December 14, 2004, that our Proposal concerns the Company's ordinary business operations. To support this argument, counsel for the Company cites several no action etters released by the Staff in connection with other issuers' proposed exclusion of shareholder proposals and attempts to analogize them to our Proposal.

We believe that our Proposal can be distinguished from the various shareholder proposals cited by counsel for the Company as follows. Our Proposal explicitly refers to "***strategic*** alternatives" for maximizing shareholder value (emphasis added). The word "strategic" carries a special connotation within the context of mergers and acquisitions and denotes a transaction involving the sale or merger of an entity or the sale of all, or essentially all, of an entity's assets. In other words, this is a transaction which is "extraordinary" in nature. All but one of the excluded proposals cited by counsel for the Company do not relate to "***strategic***" alternatives for maximizing shareholder value because, we would argue, 'strategic" is a synonym for "extraordinary" in this context.

We further believe that our Proposal can be distinguished from the sole shareholder proposal cited as a basis for exclusion by counsel for the Company that did reference "strategic" alternatives for maximization of shareholder value (*Telular* ***◄Corporation►*** (December 5, 2003)) because our Proposal does not explicitly go on to list any non-extraordinary alternatives, such as a spin-off or partial divestiture. Counsel for the Company correctly states that the Staff consistently has allowed companies to exclude "proposals that suggested ***both ordinary and extraordinary courses f action***" (emphasis added). This appears to be precisely the principle applied in *Telular* where, despite the fact that the roposal referred to "strategic alternatives," it nevertheless went on to list several "ordinary" transactions, including a spin-ff, split-off or divestiture of a single division of the company. We would argue that the proposal in *Telular* would likely ave been includable had it not gone on to delineate several non-extraordinary transactions. We believe that because *elular* falls within the class of proposals that suggest ***both ordinary and extraordinary courses of action***, and because ur Proposal suggests only extraordinary courses of action, *Telular* may be distinguished from our Proposal.

Following is our analysis of the particular no action letters cited by counsel for the Company in its December 14, 2004 etter:

Medallion Financial ◀***Corp.***▶ *(May 11, 2004)*: This shareholder proposal called for the evaluation of "alternatives to naximize shareholder value including a sale of the company," but does not explicitly confine those alternatives to strategic" alternatives.

We believe there was a basis for the exclusion of this proposal because it did not limit its scope of proposed alternatives for maximizing shareholder value to "strategic" or "extraordinary" alternatives.

BFK Capital Group, Inc. (February 27, 2004): This shareholder proposal called for the engagement of an investment banking firm to "evaluate alternatives which maximize shareholder value." As in *Medallion*, this proposal fails to explicitly exclude ordinary business operations because it does not limit itself to "strategic" or "extraordinary" alternatives.

Telular ◀***Corporation***▶ *(December 5, 2003)*: As discussed above, this shareholder proposal purports to limit itself to strategic alternatives," but then goes on to explicitly list several non-extraordinary measures, including a partial livestiture or partial spin-off.

Bowl America Incorporated (September 19, 2000): This shareholder proposal involved the retention of an investment banker to recommend ways to enhance shareholder value, including a "sale, merger, liquidation or other reorganization." We believe that this proposal was probably excludable for two reasons: (i) it fails to explicitly limit itself to "strategic" or extraordinary" alternatives; and (ii) it lists "reorganization" as an alternative, which is, arguably, a measure for enhancing shareholder value which is ordinary in nature.

Our Proposal, by way of comparison, explicitly limits its scope to "strategic" alternatives, and does not list reorganization" or any other "non-extraordinary" measures. While, the Company makes the (disingenuous) assertion that our Proposal includes, "an endless list of corporate strategies," this assertion is clearly without basis given the fact that the ext of our Proposal explicitly refers to a sale of the Company twice, the fact that the Supporting Statement explicitly refers o "strategic alternatives including the sale of the Company," and the fact that no "ordinary" alternatives for maximizing shareholder value are included in either our Proposal or our Supporting Statement.

NACCO Industries, Inc. (March 29, 2000): This shareholder proposal explicitly listed, "a possible merger, sale or other ransaction ***for any*** or all of the company's assets" (emphasis added). Broadening the scope of possible transactions to nclude a sale of ***any*** of the company's assets clearly contemplates ordinary business operations, e.g., the sale of property comprising only a fractional portion of the company's total assets.

The proposal in *NACCO* also failed to use any language limiting the proposal to "strategic" or "extraordinary" alternatives.

Sears, Roebuck & Co. (February 7, 2000): In *Sears*, the shareholder proposal involved the engagement of an nvestment banking firm, "to arrange for the sale of all ***or parts*** of the company" (emphasis added). As is the case in *NACCO*, the proposal in *Sears* explicitly included a method of maximizing shareholder value which involved ordinary business operations (the sale of a portion of the company's assets) and also failed to limit the possible transactions to strategic" or "extraordinary" transactions.

Furthermore, while counsel for the Company argues in Part B of its letter that our Proposal could conceivably be so road as to include "ordinary business operations," in Part A it attempts to invoke Article 9 of the Company's ◀**Articles of ncorporation**▶ which Article is only triggered in connection with the evaluation by its board of directors of ***extraordinary*** ansactions, namely: (a) a tender offer or exchange offer for any equity security of the **Corporation;** (b) the merger or onsolidation of the **Corporation** with another **corporation;** or (c) the purchase or other acquisition of all or substantially ill of the **Corporation's** assets and property. Counsel for the Company even states at the bottom of page 2 of its December 14, 2004 letter that Article 9 of the Company's **Articles of Incorporation** is triggered during the "consideration y the Board of an ***extraordinary transaction***" (emphasis added). It would seem that counsel for the Company could not, n the one hand, maintain that certain provisions of the Company's **Articles of Incorporation** would be triggered due to ne extraordinary nature of the proposal, while at the same time characterizing this "extraordinary" proposal as relating to rdinary business operations.

Counsel for the Company has invented, within our Proposal, a purported directive to explore ordinary means of naximizing shareholder value (which directive is neither explicit nor implicit in our Proposal) and has used its invention as pretext to exclude our Proposal.

C. Inclusion of the proposal will not cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) ◀**permits**▶ an issuer to exclude from its proxy a proposal that, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. The Company argues that this rule **permits** it to exclude Mr. Boyd's proposal, because, if implemented, the proposal would cause the Company to violate Section 19 of he Federal Deposit Insurance Act ("Section 19"). Raising this issue is a blatant attempt to paint Mr. Boyd as a "bad boy" vith improper motives. Such an attempt is despicable and is nothing more than "mudslinging" meant to disguise the true ssues at hand.

Our Proposal does not direct the board of directors to violate any federal law whatsoever. It is not a violation of federal aw for a committee of independent, non-management directors of a ◀**corporation**▶ to explore strategic alternatives for naximizing shareholder value. It is not a violation of federal law for a **corporation** to hire a nationally recognized nvestment banking firm to advise that **corporation** about strategic alternatives for maximizing shareholder value. It is not a violation of federal law for a board committee to solicit offers for the sale of a **corporation,** nor is it a violation of federal aw for a board committee of a **corporation** to direct that **corporation's** management to work to secure approvals to effect the sale of that **corporation** if it elects to accept such an offer.

Counsel for the Company in its letter to the SEC, whether intentionally or not, has obfuscated the Rule 14a-8(i)(2) issue -whether, if implemented, our Proposal would cause the Company to violate federal law –with who is introducing our Proposal. Rule 14a-8(i)(2) does not state that a company may exclude a proposal based on the fact that the proponent night be violating federal law by making our Proposal. Rule 14a-8(i)(2) only says that our Proposal may be excluded if mplementation of our Proposal would itself cause the Company to violate federal law. As demonstrated above, mplementation of our Proposal will not cause the Company to violate any federal law. To suggest otherwise ignores the plain meaning of Rule 14a-8(i)(2).

Furthermore, Mr. Boyd is not violating any federal law by merely submitting a shareholder proposal and, more specifically, Mr. Boyd is not violating Section 19. He is merely attempting to protect the property rights accorded him under the Fifth and Fourteenth Amendments of the United States Constitution and under Article 19 of the North Carolina Constitution. His property rights as a shareholder have ***not*** been limited by any judicial or administrative proceeding to which Mr. Boyd has been a party. Furthermore, by including (or implementing) our Proposal, neither the Company nor ◀**First Charter**▶ Bank would be violating Section 19. While acknowledging that Mr. Boyd has entered into a plea arrangement that would subject him to the provisions of Section 19, Mr. Boyd's support of a shareholder proposal is not an activity prohibited by Section 19 and would not require the prior approval of the Federal Deposit Insurance **Corporation** ("FDIC").

Assuming, for the sake of the argument, that Mr. Boyd's association with the Proposal is covered by Section 19, Mr. ;oyd, then, is not permitted to be an "institution-affiliated party," as that term is defined in 12 USC §1813(u), without the rior approval of the FDIC. But, Mr. Boyd's relationship to the Company as a shareholder does not make him an nstitution-affiliated party;" he is not a director, officer, or controlling stockholder of an insured depository institution; he is ot a person who is required to file a change-in-control notice under 12 USC §1817(j); he is not a shareholder who articipates in the conduct of the affairs of an insured depository institution; and he is not an independent contractor with espect to an insured depository institution.

Section 19 prohibits Mr. Boyd, without prior approval of the FDIC, from owning or controlling, directly or indirectly, any nsured depository institution. Mr. Boyd does not directly or indirectly "own or control" any insured depository institution, ncluding ◀**First Charter**▶ Bank. "Own or control" is defined as owning or controlling 25% or more of the outstanding tock, or 10% or more, if no one owns or controls more, together with any others working in concert. Even if the roponents were deemed to be acting in concert such that our share holdings in the Company were aggregated for urposes of determining whether we owned or controlled the Company, we do not together own or control more than 10% f the stock of the Company, and therefore do not "own or control," directly or indirectly, an insured depository institution.

Finally, Section 19 prohibits Mr. Boyd, without prior FDIC approval, from otherwise participating, directly or indirectly, in he conduct of the affairs of any insured depository institution. This last prohibition was meant to restrict persons subject to Section 19 from taking up employment with an insured depository institution. By virtue of being a stockholder in the Company, Mr. Boyd does not directly or indirectly through the Company, participate in any business affairs of the Company or ◀**First Charter**▶ Bank. He is not employed by, nor does he seek employment with, either company.

The FDIC Statement of Policy for Section 19 of the Act (the "Statement of Policy") makes it clear that the purpose of Section 19 is to prevent those people previously convicted of dishonesty, breach of trust, money laundering or those who have entered into pretrial agreements concerning the foregoing from being put into a position at an insured depository nstitution that would constitute a threat to the safety and soundness of the institution or the interests of the depositors, or would threaten to impair the public confidence in the insured depository institution. The Statement of Policy further maintains that whether a person who is not an institution-affiliated party is covered by Section 19 depends on that person's ability to influence or control the management or affairs of the company. By merely offering the proposal Mr. Boyd is not influencing or controlling the management or affairs of the Company. That the shareholders are free to reject our Proposal serves as further evidence that Mr. Boyd has no "control or influence" over the affairs of the Company. If the shareholders accept our Proposal it will not be as a result of any control or influence exerted by Mr. Boyd and none of the proponents, including Mr. Boyd, will gain any ability to control or influence the affairs of the Company.

Moreover, Section 19 is not meant to curtail one's property rights as a shareholder, but rather to ensure the safety and soundness of the financial system. Mr. Boyd has a right as a shareholder of the Company to make a proposal to the shareholders. Our Proposal has in no way influenced the Company to take any action other than to present our Proposal n its 2005 annual meeting proxy statement for all shareholders to consider. It is our constitutional right to do so. Our Proposal will in no way damage the safety and soundness of ◀**First Charter**▶ Bank nor violate any federal law, if mplemented.

Conclusion

We submit that our Proposal is within the power of the Company to implement, is a proper subject for action by the shareholders and, if implemented, would not cause the Company to violate applicable North Carolina law pertaining to ◀**corporations.**▶ We further submit that our Proposal deals with extraordinary matters, namely the possible sale of the Company. Finally, we believe that the foregoing demonstrates that Section 19 of the Federal Deposit Insurance Act has no bearing whatsoever on our Proposal.

Accordingly, we respectfully request the Staff to reject the Company's request for a no action letter regarding its proposed exclusion of our Proposal from the 2005 Annual Meeting Proxy Statement and to take enforcement action against the Company should it nevertheless elect to exclude our Proposal.

Yours very truly,

/s/

D. Mark Boyd, III

/s/

Phillip A. Lewis

cc: Anne T. Kelly, Esq., Helms, Mulliss & Wicker, PLLC

Lawrence M. Kimbrough, ◄**First Charter Corporation**►

[INQUIRY LETTER]

January 11, 2005

VIA OVERNIGHT DELIVERY

J.S. Securities and Exchange Commission
Division of ◄**Corporation**► Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ◄First Charter Corporation► --Shareholder Proposal by D. Mark Boyd III and Phillip A. Lewis

Ladies and Gentlemen:

We are writing on behalf of our client, ◄**First Charter Corporation,**► a North Carolina **corporation** (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by D. Mark Boyd III and Phillip A Lewis (the "Proponents") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2005 annual meeting of shareholders. We have previously filed with the Securities and Exchange Commission (the "Commission") a letter dated December 14, 2004 with respect to this Proposal (the "Original Request"). Subsequently, the Company received a copy of a letter dated December 30, 2004 filed by the Proponents with the Commission (the "Proponents' Response"), and we are writing this letter on behalf of the Company in response to the Proponents' Response. We hereby file, pursuant to Rule 14a-8(j), six copies of this letter, and we are simultaneously providing a copy of this submission to the Proponents.

We hereby reiterate to the Commission the Company's intent to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully repeat the Company's request, set forth in the Original Request, that the Staff of the Division of ◄Corporation► inance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal om its Proxy Materials for the reasons set forth in the Original Request, as supplemented below.

. The Proposal

A copy of the Proposal, together with the Proponents' supporting statement, was attached to the Original Request. The roposal reads as follows:

"That shareholders of ◄**First Charter Corporation**► (the **"Corporation")** request the board of directors to: (1) appoint ι committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives or maximizing shareholder value, including the sale of the **Corporation;** (2) instruct the Committee to retain a nationally ecognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to olicit, evaluate and negotiate offers for the sale of the **Corporation;** and (4) in the event that the Committee and the oard of directors of the **Corporation** determine that any such offer for the sale of the **Corporation** will maximize hareholder value, direct management of the **Corporation** to work to secure all required approvals, including shareholder ipproval, to effect the sale of the **Corporation."**

I. Grounds for Omission

A. The Proposal is beyond the power of the Company to implement (Rule 14a-8(i)(6)), is not a proper subject or action by the shareholders (Rule 14a-8(i)(1)), and if implemented would cause the Company to violate state aw (Rule 14a-8(i)(2))

Our Original Request describes in detail Article 9 of the Company's ◄**Articles of Incorporation,**► a copy of which was ittached to the Original Request. In brief, Article 9 requires the Company's Board to consider all relevant factors, and not ust maximization of shareholder value, when evaluating an offer to acquire the Company. As described in the Original Request, because the Proposal, if implemented, would require the Board to violate Article 9, the Company believes that it can exclude the Proposal from its Proxy Materials based on Rules 14a-8(i)(6), 14a-8(i)(1) and 14a-8(i)(2).

In the Proponents' Response, the Proponents distinguish between the solicitation and negotiation of an offer to acquire he Company, on the one hand, and the evaluation and acceptance of an offer, on the other hand. The Proponents assert hat Article 9 would apply only in the latter case --the evaluation of an offer in order to determine whether the Company should accept the offer. The Proponents then assert that the Proposal relates only to the solicitation and negotiation of offers, and not also to the evaluation and acceptance of an offer. Therefore, the Proponents argue, the Proposal would not trigger Article 9.

Assuming, for purposes of this discussion, that the Proponents are correct as to the circumstances in which Article 9 would apply, the Proponents nevertheless have conspicuously ignored certain aspects of the Proposal. ◄**First,**► the third subpart of the Proposal requests the Board to authorize a special committee "to solicit, *evaluate* and negotiate offers for the sale of the [Company] ...." (emphasis added) Clearly, then, the Proposal does in fact direct the Board, through the special committee, to evaluate offers in addition to soliciting and negotiating offers. Furthermore, the last subpart of the Proposal requests that, if the Board and the special committee determine that any offer will maximize shareholder value, the Board will "direct management of the [Company] to work to secure all required approvals, including shareholder approval, to effect the sale of the [Company]." The Board necessarily must evaluate any offers for the acquisition of the Company to determine whether any such offer would maximize shareholder value. Furthermore, the Board must have made a decision whether or not to accept an offer before it directs management to obtain all approvals, including shareholder approval. In fact, in any proxy materials used to obtain shareholder approval, the Board would have to describe in detail its process leading to acceptance of an offer. It is clear, therefore, that even under the circumstances described in the Proponents' Response, Article 9 would be applicable to the process contemplated by the Proposal.

The Proponents have drawn a distinction in the Proposal which does not exist. [1] As described above, the Proponents ave acknowledged that Article 9 applies to the Board in the evaluation of an offer to acquire the Company to determine ʼhether it should be accepted. Furthermore, the Proponents have not disputed what we noted in the Original Request – ıat the Proposal would require the Board to evaluate an offer to acquire the Company *based on shareholder value alone.* 'herefore, as described in detail in the Original Request, the Proposal may be excluded from the Proxy Materials based n Rules 14a-8(i)(6), 14a-8(i)(1), and 14a-8(i)(2), because the implementation of the Proposal would require the Board to ct in a manner inconsistent with, and in breach of, the ◀**Articles of Incorporation.**▶

B. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a shareholder proposal that "deals with a matter elating to the company's ordinary business operations." Our Original Request describes in detail the particular way in ʼhich the Proponents drafted the Proposal, resulting in a Proposal that is so broad that its implementation would relate to ıe Company's ordinary business operations. In the Proponents' Response, the Proponents have attempted to distinguish ıe Company's position as stated in the Original Request by equating the use of the word "strategic" with the word extraordinary." Without providing a detailed definition of the words "strategy" and "strategic," we respectfully submit that he Proponents' narrow view of the term "strategic" is erroneous. Clearly, a company can consider many different ıusiness strategies that are not necessarily "extraordinary" in nature.

Likewise, we believe that the Proponents' attempt to distinguish the precedents cited in our Original Request based on he use of the word "strategic" is ineffective. Again, the Proponents have ignored the particular way in which they drafted heir Proposal. As described in the Original Request, the crafting of the Proposal into distinct subparts results in a ıroposal that does not focus exclusively on the sale or other extraordinary transaction involving the Company, but rather a ıroposal that also requests the Board to explore all strategic alternatives to maximize shareholder value. For that reason, ıs described in detail in the Original Request, the Company believes that the more appropriate precedents include *Medallion Financial* ◀**Corp.,**▶ *BFK Capital Group, Inc., Telular* **Corporation,** *Bowl America Incorporated, NACCO ndustries, Inc.* and *Sears, Roebuck & Co.* Since the Proposal does not specifically and exclusively advocate one or more ɜxtraordinary corporate transactions, and in fact is drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates to both extraordinary and ordinary business matters and can be excluded under Rule 14a-8(i)(7).

C. Inclusion of the Proposal could cause the Company to violate Federal law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any ... federal ... law to which it is subject." As described in the Original Request, the Company is concerned that the inclusion of the Proposal in the Proxy Materials could be deemed to constitute, in and of itself, a violation of federal law (in particular, Section 19 of the Federal Deposit Insurance Act) by the Company. We are aware that Rule 14a-8(i)(2) refers to the "implementation" of a proposal. However, we believe that it would be contrary to the ntent of the Commission to allow the exclusion of a proposal when its implementation would cause a company to violate aw, but not when the inclusion of the proposal itself would violate relevant law. We respectfully submit that the intent of Rule 14a-8(i)(2) is to allow the exclusion of proposals that implicate the violation of relevant law, whether the mplementation of the proposal or, in the rare circumstances such as those presented by the submission by Mr. Boyd of the Proposal, the actual inclusion of the proposal, would violate relevant law.

We note that in the Proponents' Response, the Proponents acknowledge that Mr. Boyd is subject to Section 19. Therefore, the only question that remains for the FDIC is whether Mr. Boyd's activities in submitting the Proposal for nclusion in the Proxy Materials and proposed solicitation of shareholder votes in fact violates Section 19. On behalf of the Company, we have had discussions with the FDIC regarding the applicability of Section 19 in these circumstances. We hope to receive guidance from the FDIC on this matter within the next couple of weeks and will update this request for no-action upon receipt of any such guidance.

I. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to ne Commission if the Company omits the Proposal and the Proponents' supporting statement from its Proxy Materials in eliance on Rule 14a-8(i)(6), Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(7). If the Staff disagrees with the company's position, we would appreciate the opportunity to confer with a member of the Staff before the Staff issues its ormal response.

If you have any questions or need additional information, please call the undersigned at (704) 343-2022 or Rick Viola at 704) 343-2149.

Please acknowledge receipt of this filing by date-stamping the enclosed receipt copy of this letter and returning it to the ndersigned in the enclosed pre-addressed, stamped envelope.

Very truly yours,

/s/

Anne T. Kelly

Enclosures

cc: Lawrence M. Kimbrough, ◀**First Charter Corporation**▶

D. Mark Boyd III

Phillip A. Lewis

[STAFF REPLY LETTER]

January 18, 2005

Response of the Office of Chief Counsel

Division of ◀Corporation▶ Finance

Re: ◀First Charter Corporation▶

Incoming letter dated December 14, 2004

The proposal requests that the board appoint a committee to explore strategic alternatives for maximizing shareholder alue, including the sale of the company; instruct the committee to retain a firm to advise the committee about strategic lternatives which would maximize shareholder value; authorizes the negotiation of offers for the sale of the company; nd in the event that it is determined that a sale would maximize shareholder value, directs management to work to ecure regulatory approval to effect the sale.

There appears to be some basis for your view that ◄**First Charter**► may exclude the proposal under rule 14a-8(i)(7), is relating to **First Charter's** ordinary business operations. We note that the proposal appears to relate to both xtraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to he Commission if **First Charter** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this osition, we have not found it necessary to address the alternative bases for omission upon which **First Charter** relies.

Sincerely,

/s/

Robyn Manos

Special Counsel

North Carolina law allows a board of directors to appoint a committee to exercise the power of the board in the nanagement of the company's business and affairs. N.C. Gen. Stat. §55-8-25. Boards commonly appoint committees to erform a variety of functions, and appointing such committees is part of a board's ordinary activities. In addition, because oard committees may exercise t he power of a board of directors, a shareholder proposal requesting that a committee ake actions related to the ordinary business of the company may be excluded pursuant to Rule 14a-8(i)(7).

We note that the Staff has noted specifically that "it has not been the Division's practice to ◄**permit** revisions under Rule 14a-8(i)(7)" and accordingly concurs in the omission of proposals that, while appearing to address matters outside the scope of ordinary business, also relate to ordinary business operations. See, e.g., *E* Trade Group, Inc.* (October 31, 2000).

If, as the Proponents assert, the Proposal would not, in fact, have the Board or the committee evaluate offers, then we believe that the Proposal can be excluded from the Proxy Materials under Rule 14a-8(i)(3) because the resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. See Staff Legal Bulletin No. 14B (September 15, 2004).

NON: SDV01 WSB#0124200511 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A5435911f-ffae-3cfc-aba9-0a7a3bf9b2e6&KT=L&fNoLFN=TRUE& SDV01 #483 [SDV01 SEC-ALNK]

IO-ACT, WSB File No. 0925200005 , Bowl America Inc., (Sep. 19, 2000)

Bowl America Inc.

'ublic Availability Date: September 19, 2000
VSB File No. 0925200005
'iche Locator No. 3243E14
VSB Subject Categories: 73, 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

...Two shareholder proposals, the first of which calls for the board of directors of this company to retain an investment banker to recommend ways to enhance shareholder value including consideration of seven specific alternatives, and the second of which directs the board of directors to take the company private, to liquidate the company or to equalize the voting power of common shares, may be omitted from the company's proxy material. The first proposal may be omitted under rule 14a-8(i)(7), as relating to the company's ordinary business operations. The staff notes that the first proposal relates in part to corporate actions that are not extraordinary. The second proposal may be omitted under rule 14a-8(e)(2) because the company received it after the deadline for submitting proposals."

[LETTER OF INQUIRY 1]

August 28, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Bowl America, Incorporated**

Shareholder Proposal of Gerald E. Wedren

Ladies and Gentlemen:

This is in response to the August 23, 2000 letter of Peter E. Panarites, Esq. to you. It is still my opinion that my Revised Proposal should be included in the Company's proxy statement, and I do not believe that the August 23, 2000 response in any way changes that position, for the following reasons:

(1) Whether the Board hires an Investment Banker to work on its behalf, or does the work itself, is not an issue---it is still a Board action which is involved. To say that the Original Proposal has been changed because the use of an Investment Banker has been deleted is non-substantive, and does not change the responsibilities and duties of the Board;

(2) The argument by the Company that deletion of the verbiage regarding shareholder's value makes the Revised Proposal a new proposal is immaterial and not substantive since the Board has an obligation to enhance shareholders' value, whether or not it is stated. Elimination of such verbiage in no way changes the Proposal, as the three (3) items set forth therein (i.e., taking the Company private, liquidating the Company, and causing all classes of shares to have one (1) vote), all go to enhancing shareholder value, whether or not stated specifically or deleted;

(3) Paragraph 1, page 2 of Mr. Panarites August 23, letter:

(a) Hopefully the Board would do a review without my having to state it in the Revised Proposal;

(b) all three (3) items set forth in the Revised Proposal were set forth in my Original Proposal, thereby negating Company's contention that this is a new proposal.

(4) Paragraph 2, page 2 of the August 23, letter. A Proposal is not the appropriate document in which to advise the Company as to the legal mechanics to be followed by the Board in instituting the three (3) items I have set forth in my Revised Proposal. I assume that the Company would follow all appropriate and necessary legal requirements, both Federal and State. Since the Revised Proposal is advisory in nature, the legal aspects which Counsel sets forth in paragraph 2 and the footnote would occur subsequent to the vote by Shareholders in the Revised Proposal, and in accordance with Maryland law.

For Company to take the position that the Board does not expect to adopt resolutions for my Proposals seems a bit premature, and to say the least, unconscionable, since these are matters which should be taken up by the Board, discussed, and then a determination made. How can the Board know at this juncture whether it will adopt the necessary resolution or resolutions? It is this attitude of the Company, amongst other things, which has prompted me to file my Proposal.

I respectfully request, again, that the Revised Proposal be included in the forthcoming Proxy Statement of the Company, as Company has not justified its exclusion.

Pursuant to Rule 14a-8li), I am enclosing six (6) copies of this letter, a copy of which is being sent to the Company and to Company's Counsel.

Sincerely,

Gerald E. Wedren

GEW:red

enclosures

cc: ◄**Bowl America,**► Incorporated

Peter E. Panarites, Esq.

[APPENDIX]

SUPPORTING STATEMENT

My Proposal is being made for the following reasons:

(1) The stock price of the Company, over the years, has not increased relative to the most of the recreational activities industry nor the various stock indices (e.g. S&P 500);

(2) good corporate governance would dictate that there be more independent directors, since most of the Company's directors are either related to the Chairman or work for the Company;

(3) because so much of the stock is held or controlled by the Goldberg family, and since the Company has been buying shares in the market place, thereby reducing the public ownership, an inadequate market exists and the price is not a true indication of value. Therefore, the Company should consider going private and delisting from the American Stock Exchange with the Company buying back the public shares at a price which represents true value, as determined by an independent appraisal;

(4) the Company is not in the investment business and should divest itself of the public shares which it owns;

(5) the Company holds liquid assets far in excess of what it needs in the business. This excess should be distributed to the shareholders;

(6) since the Company has not been growing and not adding new locations, but in fact, losing them, perhaps a liquidation of the Company (or a partial liquidation of undervalued assets) should occur;

(7) good corporate governance would dictate one (1) vote for each share of Common Stock (A and B shares) rather than one class having ten (10) votes per share (B shares).

APPENDIX A

REVISED SHAREHOLDER'S PROPOSAL

Gerald E. Wodren, 2301 E Street, N.W., Washington, D.C., the owner of 16,250 shares of **◄Bowl America,►** Incorporated (the "Company") Class A Common Stock intends to present for action by the Company and/or its Board of Directors at the Annual Meeting, the following Recommendations:

That the Board of Directors expeditiously:

1. Take the Company private, or

2. liquidate the Company;

3. cause all classes of Common Shares (A and B) have one (1) vote per share.

ACCORDINGLY, YOU ARE ENCOURAGED TO VOTE FOR THESE RECOMMENDATIONS TO TAKE THE ACTIONS SET FORTH HEREIN.

REVISED SUPPORTING STATEMENT

My Proposal is being made for the following reasons:

(1) Due to reintively inactive trading in the public market place, the cost of maintaining itself as a public company, the fact that the Company has not been, nor is it is need of any financing that being public would provide it, and because the Company has sufficient liquidity and means with which to execute such a plan, and to create value not presently reflected in the stock price, such an acquisition would inur to the benefit of all shareholders of the Company.

(2) Because of the lack of growth of the Company, together with the fact that the assets of the Company are worth, in my opinion, much more than presently reflected in the Stock price the Company should liquidate its assets, and distribute the proceeds to the shareholders.

(3) Good corporate governance would dictate one (1) vote per each share of Common Stock (A and B shares) rather than one class having ten (10) votes per share (B shares).

Proponent has not been engaged by any party to bring about any transaction set forth herein, and thus, would not be receiving any fee.

[LETTER OF INQUIRY 2]

August 18, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: ◀**Bowl America**▶ **Incorporated**

Request for Rule 14a-8 No-Action Letter

Relating to Revised Shareholder Proposal of Gerald E. Wedren

Ladies and Gentlemen:

We are writing on behalf of ◀**Bowl America**▶ Incorporated, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act") to request a no-action letter relating to a shareholder proposal submitted to the Company by Gerald E. Wedren (the "Proponent") who has characterized the proposal as a "revised" shareholder proposal (the "Revised Proposal"). The Company plans to exclude the Revised Proposal from the proxy statement to be used in connection with the Company's Annual Meeting of Shareholders to be held on December 5, 2000 (the "Proxy Statement"). A copy of the Revised Proposal and the Proponent's revised supporting statement (the "Revised Supporting Statement") are attached as Appendix A. For the reasons set forth herein, we request confirmation that the Staff of the Commission's Division of Corporation Finance will not recommend enforcement action if the Company excludes the Revised Proposal from the Proxy Statement.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter, a copy of which also is being sent to the Proponent.

As the staff, of course, knows, the Proponent submitted a shareholder proposal (the "First Proposal") to the Company, with copies to the Commission, by letter dated July 31, 2000. On behalf of the Company, we submitted a request for a no-action letter relating to the First Proposal on August 7, 2000.

Although the Proponent has labeled the Revised Proposal to suggest that it is a revision of the First Proposal, the Revised Proposal clearly is not a revision, or a correction, but a new proposal, materially different from the First Proposal submitted by the Proponent. The First Proposal recommended to the Company's Board that it "hire an investment banker to review and recommend ways in which to enhance shareholder value," and set forth seven areas that the "review should include," without limitation.

The Proponent now recommends direct action by the Board to:

"1. Take the Company private, or

2. liquidate the Company;

3. cause all classes of Common Shares (A and B) have one (1) vote per share."

This, on its face, is a new proposal, not merely a "revision," or "correction," of the First Proposal submitted by the Proponent.

We believe that the Company may properly exclude this new, Revised Proposal, in reliance on Rule 14a-8(e), which requires that a proposal must be received by a company not later than the 120 day deadline date referred to in the Rule. In the Company's case, the deadline date stated in its 1999 proxy statement was August 3, 2000. As the Company plans to file the Proxy Statement in definitive form with the Commission on November 6, 2000, the August 3 date granted shareholders even more time to submit a proposal than the time allowed under Rule 14a-8(e). Because the Proponent's Revised Proposal, in any event, was not received in a timely manner, the exclusion of the Revised Proposal by the Company is supported by the Rule in our view.

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Revised Proposal is excluded from the Proxy Statement pursuant to Rule 14a-8(e). Should the Division disagree with our conclusion regarding omission of the Revised Proposal, we would appreciate greatly the opportunity to confer with you concerning these matters prior to the issuance of your response.

If you have any questions or wish to discuss any of the matters discussed in this letter, please contact the undersigned at the telephone number above, or Arthur H. Bill at (202) 457-5103.

Very truly yours,

Peter E. Panarites

Attachment

81847 v1

cc (w/attach): Mr. Gerald E. Wedren

[LETTER OF INQUIRY 3]

August 22, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **◀Bowl America,▶ Incorporated**

Request Of ◀Bowl America,▶ Incorporated For

No-Action Letter Relating To Revised

Shareholder Proposal of Gerald E. Wedren

Ladies and Gentlemen:

I am writing to you in response to the letter of Peter E. Panarites, Esq. of the firm of Freedman, Levy, Kroll & Simonds, dated August 18, 2000 which responds to my recent Revised Proposal and Revised Supporting Statement ("Revised Proposal").

I am enclosing six (6) copies of this letter, copies of which are also being sent to the Company and to Company's Counsel.

The fact that my recent filing of the Revised Proposal is not a new Proposal, as suggested by **◀Bowl America▶** Counsel, but is, in fact, merely a revision, in order to meet their objections is reflected by the following:

(1) It is not "materially different" than my Original Proposal, in that the Revised Proposal, although shortened from the Original Proposal, contains three (3) items set forth in the Original Proposal, and nothing new;

(2) the deletion by me, in the Revised Proposal, of the recommendation to hire an Investment Banker was done because of **◀Bowl America's▶** objection to it on the basis that it is a routine matter, and not extraordinary (see first paragraph, page 3 of Counsel's August 18, 2000 letter to you). Without arguing this point, I have deleted it to satisfy Counsel, with the hope and expectation that the Board of **Bowl America** can perform the same functions and at a much lesser cost (as a shareholder, I am in favor of the Company saving money).

Since I have revised my Proposal to conform to Counsel's objections without changing the substance of the Original Proposal, and since the three (3) items I have set forth could inur to the benefit of *all* shareholders, I do not consider this a change in the Proposal that would warrant its deletion from the proxy statement.

Sincerely,

Gerald E. Wedren

GEW:red

enclosures

cc: ◀Bowl America,▶ Incorporated

Peter E. Panarites, Esq.

[LETTER OF INQUIRY 4]

August 23, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **◀Bowl America▶ Incorporated**

Request for Rule 14a-8 No-Action Letter

Relating to Shareholder Proposal of Gerald E. Wedren

Ladies and Gentlemen:

We are writing on behalf of **◀Bowl America▶** Incorporated, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act") to supplement our letter of August 18, 2000 to the Staff requesting a no-action letter relating to a shareholder proposal submitted to the Company by Gerald E. Wedren (the "Proponent") on August 16, 2000. The primary purpose of this letter is to address the argument raised by the Proponent in his letter, dated August 22, 2000, to the Staff that his August 16, 2000 proposal is not materially different than the proposal he submitted to the Company on July 31, 2000.

Our letter to the Staff of August 18, 2000 asserted that the Proponent's second proposal was not a revision or a correction, but rather a new proposal, that is materially different from his first proposal. Accordingly, our letter asserted that the second proposal could be properly excluded as not timely submitted pursuant to Rule 14a-8(e).

We respectfully reassert our opinion that the Proponent's second proposal is materially different from his first proposal. The first proposal recommended that the Company's Board of Directors hire an investment banker to review and recommend ways to enhance shareholder value and identified seven matters to be included in such a review. The only action recommended by the first proposal was the engagement of an investment banker to conduct a review of ways to enhance shareholder value. Of the seven matters specifically referred in the first proposal, three were (i) the possibilities of sale, merger, liquidation or other reorganization of the Company, (ii) taking the Company private, and (iii) providing that both classes of Common Stock have one vote per share (which would require an amendment to the Company's Articles of Incorporation reducing the voting power of the Class B Common Stock from ten votes per share to one vote per share).

The Proponent's second proposal does not recommend that the Board conduct any kind of shareholder value enhancement review, but rather that it directly (i) either take the Company private or liquidate it, and (ii) reduce the voting rights of the Class B Common Stock. The Proponent's statement in his August 22, 2000 letter to the Staff that the second proposal is merely a revision shortening the first proposal without changing its substance is not correct. The first proposal contemplates a review of all ways that could enhance shareholder value while the second proposal calls upon the Board of Directors, without any review, to liquidate or take the Company private and reduce the Class B Common Stock voting rights.

We continue to be of the opinion that the Proponent's second proposal is excludable under Rule 14a-8(e) as a new proposal not timely submitted, and that no further basis is necessary for exclusion. However, because the Proponent has expressed his disagreement with our position, we respectfully submit that the second proposal also is excludable under Rule 14a-8(i)(2). The Proponent's second proposal circumvents the Board's obligation to consider and adopt a resolution in violation of the Maryland General Corporation Law. The Proponent's proposal to either take the Company private or liquidate it, and to reduce the voting power of the Class B Common Stock, require resolutions the Board has not considered and does not expect to adopt. And the adoption of any such resolutions is a necessary predicate to a proposal submitted for a shareholder vote.

The fact of the matter is that the Proponent's second proposal ignores basic concepts of shareholder protection built into the procedural safeguards of state corporation law. Under the second proposal, the Proponent would have the Company's Directors abnegate their responsibilities as stewards of the Company by eliminating any consideration of the merits of any of the actions proposed by the Proponent. Quite apart from the considerable effort and expense of complying with the federal disclosure requirements under the SEC's proxy rules and the expense of a proper solicitation of votes, as well as compliance with state corporation law, the Proponent wants the Directors to side step any evaluation or deliberation as to whether the proposal has any merits or serves the best interest of shareholders to begin with.

Based on the foregoing, the Company again respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proponent's second proposal is excluded from the Proxy Statement pursuant to Rule 14a-8(e). In the alternative, or in addition, the Company bases its request on paragraph (i)(2) of Rule 14a-8 as discussed above.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter, a copy of which also is being sent to the Proponent.

If you have any questions or wish to discuss any of the matters discussed in this letter, please contact the undersigned at the above telephone number, or Arthur H. Bill at (202) 457-5103.

Very truly yours,

Peter E. Panarites

cc: Mr. Gerald E. Wedren

[STAFF REPLY LETTER]

September 19, 2000

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: ◀**Bowl America**▶ Incorporated

Incoming letter dated August 7, 2000

The proposal of July 31, 2000, calls for the board of directors to retain an investment banker to recommend "ways... to enhance shareholder value." The investment banker's proposed review should include consideration of seven specific alternatives. The proposal of August 16 would direct the board to take the company private, to liquidate the company, or to equalize the voting power of common shares.

There appears to some basis for your view that ◀**Bowl America**▶ may exclude the July 31 proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that this proposal relates in part to corporate actions that are not extraordinary. Accordingly, the Division will not recommend enforcement action to the Commission if **Bowl America** omits the July 31 proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary consider your alternative argument for exclusion.

There appears to be some basis for your view that ◀**Bowl America** may exclude the August 16 proposal rule 14a-8 (e)(2) because **Bowl America** received it after the deadline for submitting proposals. We will not recommend enforcement action to the Commission if **Bowl America** omits the August 16 proposal in reliance on rule 14a-8(e)(2).

Sincerely,

Michael Hyatte

Special Counsel

For example, Section 3-403 of the Maryland General Law calls for the initial adoption by the board of directors of a esolution calling for the liquidation of a company followed by the approval at a subsequent shareholders' meeting of the proposed liquidation by the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock. Section !-604 sets forth a similar two-stage approval process with respect to a proposed amendment to a company's articles of ncorporation.

ION: SFH01 WSB#0925200005 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A6c853784-0341-3d44-9894-8089618c152&KT=L&fNoLFN=TRUE& SFH01 #2584 [SEC-ALNK]

 | Back to Top

ecurities - Federal Securities - Reporters and Primary Material - SEC No-Action Letters - 1978 - Current - 1978 - 2004 -

IO-ACT, WSB File No. 0417200005 , NACCO Industries, Inc., (Mar. 29, 2000)

IACCO► Industries, Inc.

'ublic Availability Date: March 29, 2000
VSB File No. 0417200005
'iche Locator No. 3190D2
VSB Subject Category: 77
'eferences:
'ecurities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

-----------------Washington Service Bureau Summary-----------------

... A shareholder proposal, which recommends that this company's board of directors engage the services of an ıvestment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or ther transaction for any or all assets of the company, may be omitted from the company's proxy material under rule 14a-(i)(7). The staff notes that the proposal appears to relate in part to non-extraordinary transactions."

[LETTER OF INQUIRY 1]

January 7, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **◄NACCO► Industries, Inc.**

Omission of Shareholder Proposal

from Saul Lowitt, Ph.D. and Phyllis S. Lowitt

Ladies and Gentlemen:

We are writing on behalf of our client, **◄NACCO►** Industries, Inc. (the "Company" or **"NACCO")**, with regard to a shareholder proposal (the "Proposal") submitted by Saul Lowitt, Ph.D. and Phyllis S. Lowitt (the "Proponents") in connection with the 2000 annual meeting of **NACCO's** stockholders. On behalf of **NACCO**, we hereby notify the Securities and Exchange Commission (the "Commission") that **NACCO** intends to omit the Proposal and the Proponent's supporting statement from its proxy statement and proxy for its 2000 annual meeting (the "2000 Proxy Materials") because the Proposal deals with matters relating to the conduct of the ordinary business operations of **NACCO** and therefore is excludable under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act").

In addition, in the event the staff of the Division of Corporate Finance of the Commission (the "Staff") does not agree that the Proposal can be excluded from the 2000 Proxy Materials under Rule 14a-8(i)(7), the Company believes that portions of the supporting statement can be omitted under Rule 14a-8(i)(3) under the Exchange Act on the grounds that such portions are contrary to Rule 14a-9 because they are misleading and vague.

In view of the foregoing and for the reasons set forth below, we request, on behalf of the Company, that the Staff confirm that (i) it will not recommend enforcement action if the Proposal is omitted from the 2000 Proxy Materials or, (ii) if the Staff is unable to confirm the matters requested in clause (i), it will not recommend enforcement action if the portions of the supporting statement identified herein are omitted from the 2000 Proxy Materials.

On behalf of ◀**NACCO,**▶ we hereby file, pursuant to Rule 14a-8(j) of the Exchange Act, six copies of this letter and the Proposal, including its supporting statement. We are forwarding a copy of this letter to the Proponents as notice of the Company's intention to omit the Proposal from the 2000 Proxy Materials.

Although the Company has not yet finalized its schedule for the mailing of definitive proxy statements and other materials to its stockholders and the filing of such materials with the Commission, the Company will not mail and file such definitive materials before March 27, 2000.

The Proposal

The Proposal that the Proponents have requested be included in the 2000 Proxy Materials is as follows:

That the shareholders of ◀**NACCO**▶ Industries[, Inc.] recommend that the board of directors immediately engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of the [C]ompany, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the [C] ompany.

Rule 14a-8(i)(7): The Proposal Deals With a Matter Relating to the Conduct of the Ordinary Business Operations of ◀NACCO.▶

Rule 14a-8(i)(7) allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." Under this rule, proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other considerations. See Release No. 34-12999 (November 22, 1976). The Commission has explained that "the basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." See Release 34-19135 (October 14, 1982) n.45. Accordingly, the Rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require that ◀**NACCO**▶ engage an investment banking firm to explore all alternatives to enhance the value of the Company. Pursuant to Delaware law, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 141(a) of the Delaware General Corporation Law ("DGCL"). Pursuant to the DGCL, unless otherwise provided for by the DGCL or a corporation's certificate of incorporation, the board of directors of such corporation conducts the ordinary business of the corporation. **NACCO** is a Delaware corporation and its certificate of incorporation does not contain any limitation on the board's authority to so manage the Company. Furthermore, pursuant to Sections 251 and 271 of the DGCL, shareholder approval for the sale of assets of a corporation is required only with respect to extraordinary transactions such as (1) a merger or consolidation involving the corporation or (2) the sale or other disposition of "all, or substantially all," of the assets of a corporation. **NACCO's** Board of Directors retains, in accordance with its authority to manage the business and affairs of the Company, the power to engage in acquisitions and other strategic alternatives, including divestments, that are not extraordinary transactions requiring stockholder approval.

The Proposal appears to focus primarily on potential acquisitions or divestitures involving only certain ◀**NACCO**▶ assets or internal reorganizations of **NACCO's** corporate structure. When the Proposal and supporting statement are read together, it is apparent that the scope of corporate transactions that the Proposal is addressing are not solely extraordinary corporate transactions. The Proposal and its supporting statement require that an investment banker be engaged for the much more general purpose of "exploring all alternatives to enhance the value of the [C]ompany." Although the Proposal refers to potential sales, mergers and other transactions, the supporting statement focuses primarily on transactions involving potential acquisitions or the sale of some, but not substantially all, of **NACCO's** assets. For example, the supporting statement suggests that the investment banker consider an internal reorganization of **NACCO** resulting in the "division" of **NACCO** into three separate companies, an acquisition by **NACCO's** North American coal division and "the sale of *any* or all Divisions of **[NACCO]."** (Emphasis added). These types of transactions relate primarily to the conduct of the ordinary business operations of **NACCO** and therefore are excludable from the 2000 Proxy Materials.

When the Commission published for comment proposed Rule 14a-8(i)(7), previously Rule 14a-8(c)(7), it explained that its purpose was to "relieve the management of the necessity of including in its proxy material security holder proposals which related to matters falling within the province of management." Release No. 34-4950 (October 9, 1953). We believe that ◀**NACCO**▶ has demonstrated that the Proposal concerns matters relating to the conduct of **NACCO's** ordinary business operations (i.e., an internal reorganization, and acquisitions or divestment of certain types of assets with the objective of enhancing the value of **NACCO)** and so may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Staff has concluded in prior letters that decisions regarding the acquisition and disposition of corporate assets are matters within the conduct of ordinary business operations. See, e.g., The Readers Digest Association, Inc. (August 18, 1998) (proposal to hire investment banker to evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions and to report the results of the effort); BankAmerica Corp. (February 10, 1997) (proposal to hire investment banker to evaluate the options for divestment of a company's assets and to subsequently report on such evaluation in order to "enhance shareholder equity"); Bel Fuse Inc. (April 24, 1991) (proposal to hire investment banker to explore alternatives that include restructuring operations into two separate companies, selling or developing certain real estate, disposing of a particular subsidiary and contacting potential purchasers of the company's assets to maximize shareholder value); Pinnacle West Capital Corp. (March 28, 1990 and March 10, 1989) (two similar proposals relating to the separation of banking, real estate and other assets not directly related to the company's core business (public utility) in order to enhance shareholder value); Statesman Group, Inc. (March 22, 1990) (proposal to hire an investment banker to advise on restructuring of the company); Integrated Circuits Incorporated (December 27, 1988) (proposal to hire investment banker for the purpose of evaluation and recommendations to maximize shareholder value); and Sears, Roebuck & Co. (March 10, 1987) (proposal that company divest itself of all "unprofitable operating units" and prohibit future acquisitions that would not "decidedly enhance shareholder equity").

Similarly, the Staff has taken the position that the determination of investment strategies relates to the conduct of ordinary business operations. Integrated Circuits Inc. (December 27, 1988); California Real Estate Investment Trust (July 6, 1988); and General Motors Corp. (Wilson) (March 31, 1988).

We are aware of the Staff's position and related no-action letters where the Staff has found that the object of a proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of a company's ordinary business. However, the Proposal is sufficiently different from these other proposals. In Student Loan Corporation (March 18, 1999), the proposal requested the board to explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase. The registrant requested that the proposal be excluded because "read together with the supporting statement, the proposal appears to focus on the relationship between the stockholders' equity of the [c]ompany and its total assets." In Temple Inland Inc. (February 24, 1998), the registrant focused extensively on the Staff's prior no action letters but did not focus on the corporate law of the registrant's state of incorporation regarding ordinary versus extraordinary transactions. In Portsmouth Bank Shares (February 24, 1993), the proposal at issue requested the Board to take steps to solicit bids to "sell, merge or liquidate the Company." The issuer acknowledged that the proposal itself related to an extraordinary business transaction but argued that the supporting statement discussed ordinary business operations. See also, e.g. Kiddie Products, Inc. (April 8, 1988) (proposal to consider liquidation of the Company); Jackpot Enterprises (October 5, 1998) (proposal requesting the board to take the necessary steps to achieve a "sale, merger or other disposition of the company"); The Topps Company, Inc. (April 2, 1997) (requesting exclusion of a proposal under Rule 14a-8(c)(7) solely on the grounds that the supporting statement criticized management); Penn Virginia Corp. (February 24, 1997) (proposal to initiate and complete steps to achieve a sale, merger or other restructuring of the Company); OHSL Financial Corp. (October 20, 1995) (proposal requesting the board to examine the "potential gain in shareholder value through the sale or merger of the company); Weldotron Corp. (May 23, 1991) (proposal to maximize value by contacting and negotiating with potential buyers for a sale or merger of the company).

The Proposal does not request any specific steps involving an extraordinary transaction but focuses instead on "alternatives to maximize shareholder value." Extraordinary corporate transactions normally involve all, or substantially all of a company's assets through a spin-off, asset sale, merger, liquidation, etc. It is important to note that the proposals dealing with extraordinary transactions cited above dealt with a sale, merger or disposition of the entire company, or that the registrants did not address the state corporate law issues related to the recommended transactions. With respect to acquisitions and divestments, the Proposal's focus is primarily on evaluating certain alternatives for purposes of determining whether these alternatives would create greater value to shareholders. In contrast, the Proposal more closely mirrors the no-action letters of The Readers Digest Association, Inc., BankAmerica Corporation, Bel Fuse Inc., Pinnacle West Capital Corp., Statesman Group, Inc. and others cited above.

Thus, based on the above, the Proposal and its supporting statement intrude upon the board's statutory authority to manage the business and affairs of ◀NACCO▶ under applicable law. As a consequence, the Proposal and its supporting statement may properly be excluded from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(3): Portions of the Supporting Statement are Contrary to Rule 14a-9 Because They Are Misleading or Vague.

Rule 14a(8)(i)(3) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

Portions of the supporting statement are misleading or vague in the following respects:

A. *First sentence of first paragraph of the supporting statement.*

The supporting statement states that ◀"NACCO▶ Industries' performance has been disappointing." This statement, which is cast as a factual statement with no support, implies that performance has been disappointing to all **NACCO** stockholders. It should be recast as the proponent's opinion or deleted.

B. *Last sentence of first paragraph of Supporting Statement.*

The supporting statement states that "[t]he closing price of ◀NACCO▶ Industries Class A stock (on November 17, 1999) was $48.00, which is approximately 7 times anticipated 1999 earnings and approximately two times cash flow per share." The statement poses three problems. First, it includes a forecast of **NACCO's** 1999 earnings and, perhaps, cash flows. Note (a) to Rule 14a-9 states that predictions as to specific future market values are examples of statements that may be misleading within the meaning of Rule 14a-9. Forecasts regarding future operating results are similar to predictions of future market values. Second, these forecasts are stated factually without any support. **NACCO** has not provided publicly any estimates for its 1999 results of operations. Therefore, **NACCO** is not the source of these forecasts. Third, the statement as it relates to cash flows is vague because it is not clear whether it relates to historical cash flows or anticipated 1999 cash flows. To the extent it relates to historical cash flows, the statement should be clarified to indicate the historical period to which it applies. To the extent it relates to anticipated 1999 cash flows, it constitutes an impermissible forecast as discussed above.

C. *First two sentences of last paragraph of supporting statement.*

The supporting statement states that ◀"NACCO▶ Industries Class A common shares trade at a significant discount to the sum of the implied values of the three divisions. Our belief is that **NACCO** Industries true value exceeds four times the current share price." Each of these statements constitute valuation estimates in violation of Rule 14a-9 because the Proponents provide no support or basis for the implicit valuations.

The Commission has consistently taken the position that statements of value in shareholder proxy proposals are inappropriate where no basis or support is given for such statement of value. See generally, Securities Exchange Act Release No. 34-16833 (May 23, 1980) (use of valuation estimates is "only appropriate and consonant with Rule 14a-9 ... when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholder's understanding of the basis for and the limitations on projected realizable values"). Very recently, the Staff has permitted registrants to omit valuation estimates contained in supporting statements unless the proponent disclosed the basis for the valuation, the method (including assumptions) by which the valuation was calculated and any limitations or qualifications on the valuation. See, e.g. Parkvale Financial Corporation (July 30, 1999); Keystone Financial, Inc. (March 15, 1999); TF Financial Corporation (January 28, 1999); and First Bell BanCorp, Inc. (January 28, 1999). It is important to note that the Staff has also permitted omission of valuation estimates lacking factual support even when such estimates were cast as the proponent's opinion or belief because "opinions" are likely to mislead readers who would assume that the proponent had diligently gathered facts to support them. See, e.g., Kiddie Products, Inc. (February 9, 1989) (permitting omission of portions of supporting statement regarding undervalued assets and substantial difference between fair value and market price of registrant's stock because they made "unsubstantiated claims as to the value of the Company's assets and the market value of the Company's stock" and noting the Staff's view that "such statements, even if couched as opinions, would be violative of Rule 14a-9 absent factual support"); Penn Virginia Corp. (February 24, 1997); and Rogers Corp. (Dworsky) (January 18, 1991).

The first two sentences of the last paragraph of the supporting statement contain inferences about the value of ◀NACCO▶ that are unsubstantiated and conclusory, and likely to mislead **NACCO's** stockholders. Based on the long-standing policy of the Staff requiring disclosure of the method for calculating, underlying assumptions and limitations relating to, valuation estimates, we believe the first two sentences of the last paragraph of the supporting statement may be omitted from the 2000 Proxy Materials.

Thus, because the supporting statement contains misleading and vague statements, the portions of the supporting statement identified above are contrary to Rule 14a-9 and therefore may be properly omitted from ◀**NACCO'S**▶ 2000 Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion

In conclusion, therefore, we believe that failure to allow the Company to exclude the Proposal would cut against long-standing policy of the Staff concerning ordinary business matters. Accordingly, we request that the Staff not recommend enforcement action if the Proposal is omitted from the 2000 Proxy Materials. In the event the Staff disagrees with the Company's conclusion that it may exclude the Proposal, we also believe that failure to allow the Company to exclude the portions of the supporting statement identified above would cut against long-standing policy of the Staff concerning misleading and vague statements. Accordingly, we request that the Staff not recommend enforcement action if the portions of the supporting statement identified above are omitted from the 2000 Proxy Materials.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (216) 586-7017.

Respectfully submitted,

Thomas C. Daniels

cc: Charles A. Bittenbender, Esq.

Dennis W. LaBarre, Esq.

Saul Lowitt, Ph.D.

Ms. Phyllis S. Lowitt

4390 Longchamp Drive

Sarasota, Florida 34235

[LETTER OF INQUIRY 2]

February 4, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: ◀**NACCO**▶ **Industries, Inc.**

Omission of Shareholder Proposal

Submitted by Saul Lowitt, Ph.D. and Phyllis S. Lowitt

Dear Ladies and Gentlemen:

We are writing on behalf of our client, **◄NACCO►** Industries, Inc. (the "Company" or **"NACCO"),** in response to the letter (the "Proponent's Response") submitted to the Securities and Exchange Commission (the "Commission"), dated January 24, 2000, by Saul Lowitt, Ph.D. and Phyllis S. Lowitt (the "Proponents"). On January 7, 2000, we submitted to the Commission, on behalf of **NACCO,** a letter (the "Original Request") requesting that the staff of the Division of Corporate Finance of the Commission confirm that it will not recommend enforcement action if (i) the shareholder proposal and supporting statement submitted by the Proponents (the "Proposal") is omitted from the Company's proxy statement and proxy for its 2000 Annual Meeting (the "2000 Proxy Materials") pursuant to Rule 14a-8(i)(7) or, (ii) if the staff is unable to confirm the matters requested in clause (i), it will not recommend enforcement action if portions of the supporting statement identified in the Original Request are omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3). This letter supplements and clarifies the Original Request in response to the materials submitted to the Commission by the Proponents with respect to exclusion of the Proposal under Rule 14a-8(i)(7). Because the Proponent's Response did not substantively address **NACCO's** arguments for exclusion of portions of the supporting statement under Rule 14a-8(i)(3), it is not necessary to supplement the portions of the Original Request that address Rule 14a-8(i)(3).

On January 24, 2000, the Proponents transmitted to the Commission the Proponent's Response, in which the Proponents state that they "crafted the Proposal in a manner that [they] believed suggested a specific suggestion about a non-ordinary course of business matter." The Proponent's Response also states that the Proposal (but not the supporting statement) "is worded identically to [t]he [s]hareholder [p]roposal of LENS Investment Management LLC" for the proxy statement of Temple Inland Inc., dated March 28, 1999 (the "1999 LENS Proposal").

Although we have conducted a search of no-action requests, we have been unable to find a record of a no-action request relating to the 1999 LENS Proposal or of any action taken by the Commission with respect to the 1999 LENS Proposal. The letter, dated February 24, 1998, of Frank G. Zarb, Jr., special counsel for the Commission, submitted to the Commission by the Proponent does not appear to be issued in connection with the 1999 LENS Proposal. It appears that the Zarb letter relates to a proposal and supporting statement submitted to Temple Inland Inc. in 1998 by the William F.K. Monks Trust 1945 (the "Monks Proposal"). See Temple Inland Inc. (February 24, 1998). As discussed more fully below, we had previously discussed the Monks Proposal in the Original Request. Because the 1999 LENS Proposal was not the subject of a request for Commission no-action relief, the 1999 LENS Proposal may not be relied on as precedential no-action support for the inclusion of the Proposal in the 2000 Proxy Materials.

With respect to the Monks Proposal, the Original Request distinguishes the Monks Proposal from the Proposal. In Temple Inland Inc. (February 24, 1998), the registrant's request for exclusion under Rule 14a-8(i)(7) did not support its request on the basis of the position set forth in the Original Request, which focused on the corporate law of the registrant's state of incorporation, to determine the ordinary versus extraordinary nature of transactions. See The Readers Digest Association, Inc. (August 18, 1998). In contrast, the Company's basis for exclusion in the Original Request focuses on the fact that the supporting statement addresses transactions that would not be extraordinary under Delaware law in the context of **◄NACCO's►** businesses. The Proposal and its supporting statement suggest a number of transactions involving potential acquisitions or the sale of some, but not substantially all, of **NACCO's** assets. For example, the supporting statement suggests that the investment banker consider an internal reorganization of **NACCO** resulting in the "division" of **NACCO** into three separate companies, an acquisition by **NACCO's** North American Coal division and "the sale of *any* or all divisions of **[NACCO]"** (emphasis added). As explained in the Original Request, these types of transactions would not require shareholder participation or vote and therefore relate primarily to the conduct of the ordinary business operations of **NACCO.** As a result, the Proposal is excludable from the 2000 Proxy Materials.

On behalf of **◄NACCO,►** we hereby file, pursuant to Rule 14a-8(j) of the Exchange Act, six copies of this letter. We are also forwarding a copy of this letter to the Proponents.

Should the staff disagree with the Company's position, we would appreciate an opportunity to confer with a member of the staff before the issuance of its response. If the staff requires additional information, please call me at (216) 586-7017.

Respectfully submitted,

Thomas C. Daniels

Enclosures

cc: Charles A. Bittenbender, Esq.

Dennis W. LaBarre, Esq.

Saul Lowitt, Ph.D.

Phyllis S. Lowitt

4390 Longchamp Drive

Sarasota, Florida 34235

[APPENDIX]

November 17, 1999

◀**NACCO**▶ Industries Inc.

5875 Landerbrook Drive

Mayfield Heights, Ohio 44124-4017

Attention: Secretary

Shareholder Proposal for proxy statement and form of proxy relating to the ◀**NACCO**▶ 2000 Annual Meeting submitted by Saul Lowitt and Phyllis S. Lowitt.

Resolved:

That the shareholders of ◀**NACCO**▶ Industries recommend that the board of directors immediately engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company.

Supporting statement:

◀**NACCO**▶ Industries' performance has been disappointing, significantly trailing the S&P 500, over the last five years. If $100 were invested in **NACCO** Industries five years ago (November 17, 1994), it would be worth $89 today (November 17, 1999); whereas $100 would be worth $305 if invested in the S&P 500 Index or $ 163 if invested in the Dow Jones Heavy Machinery Industry Index. The closing price of **NACCO** Industries Class A stock (on November 17, 1999) was $ 48.00, which is approximately 7 times anticipated 1999 earnings and approximately two times cash flow per share.

The company needs an independent review to help determine the value-enhancing potential of any of these alternatives:

(1) a division of ◀**NACCO**▶ Industries into three separate companies--one in the manufacture and distribution of fork lift trucks, another in the manufacture and distribution of kitchen housewares and the third in surface coal mining;

(2) ◀**NACCO**▶ could remain a holding company, but issue Tracking Stock (Letter Stock).

(3) There could be a merger between ◀**NACCO**▶ Industries' North American Coal division and another mining company;

(4) The sale of any or all Divisions of ◀**NACCO**▶ Industries.

◀**NACCO**▶ Industries' Class A common shares trade at a significant discount to the sum of the implied values of the three divisions. Our belief is that **NACCO** Industries true value exceeds four times the current share price. The board and management can best add value now by obtaining an Independent valuation of the assets and of their value if sold.

Respectfully submitted,

[LETTER OF INQUIRY 3]

January 24, 2000

Office of the Chief Council

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We are writing in response to the January 7, 2000 letter (the ◀"**NACCO**▶ Letter") to you from Thomas C. Daniels of Jones, Day, Reavis & Pogue on behalf of **NACCO** Industries Inc. concerning a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") we submitted to **NACCO** for inclusion in its 2000 Proxy Statement for its upcoming shareholder meeting.

The ◀**NACCO**▶ Letter asks the Securities and Exchange Commission's staff (the "Staff") to advise **NACCO** that the Staff will not recommend any action to the Securities and Exchange Commission (the "SEC") if **NACCO** omits the Proposal.

We would like to assert our belief that the Proposal is proper for inclusion in the ◀**NACCO**▶ 2000 Proxy materials and that the arguments advanced in the **NACCO** letter which attempt to justify **NACCO's** exclusion of the Proposal are without merit.

We crafted the Proposal in a manner that we believed suggested a specific suggestion about a non-ordinary course of business matter. In addition, while we believe all the information in the Supporting Statement to be true, if the Staff thought it were appropriate, we would be happy to modify the Supporting Statement to include only those assertions which could easily be supported by factual citation.

Our Shareholders Proposal is worded identically to The Shareholders Proposal of Lens Investment Management LLC. for the Proxy of Temple Inland Inc., dated March 26, 1999 (the Proposal was included in the Proxy, copy attached). Attached is the SEC letter (Frank G. Zarb, Jr.) denying a "No Action letter" to Temple Inland, dated February 24, 1998. This letter was supplied to us by Lens Investment Management LLC.

If you have any questions about the Proposal, please do not hesitate to contact us at (941) 351-3422 or (941) 351-3423.

Sincerely,

[APPENDIX]

-----BEGIN PRIVACY-ENHANCED MESSAGE-----

CONFORMED SUBMISSION TYPE: DEF 14A

PUBLIC DOCUMENT COUNT: 1

CONFORMED PERIOD OF REPORT: 19990507

FILED AS OF DATE: 19990326

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME: TEMPLE INLAND INC

CENTRAL INDEX KEY: 0000731939

STANDARD INDUSTRIAL CLASSIFICATION: PAPERBOARD MILLS [2631]

IRS NUMBER: 751903917

STATE OF INCORPORATION: DE

FISCAL YEAR END: 1230

FILING VALUES:

FORM TYPE: DEF 14A

SEC ACT:

SEC FILE NUMBER: 001-08634

FILM NUMBER: 99573558

BUSINESS ADDRESS:

STREET 1: 303 S TEMPLE DR

STREET 2: PO DRAWER N

CITY: DIBOLL

STATE: TX

ZIP: 75941

BUSINESS PHONE: 4098295511

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD FRIDAY, MAY 7, 1999

STOCKHOLDER PROPOSAL REGARDING THE RETENTION OF AN

INVESTMENT BANK TO EXPLORE ALTERNATIVES TO ENHANCE

THE VALUE OF THE COMPANY

The Company has been informed that Nell Minow, a Principal of LENS Investment Management, LLC (the

"Proponent"), intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below. The Board of Directors opposes this proposal for the reasons set forth below in the Board of Directors Statement in Opposition.

21

Nell Minow, whose address is Suite 400, 45 Exchange Street, Portland, Maine 04101, and who is a beneficial owner of 370 shares of Common Stock, submitted the following resolution:

"RESOLVED: That the shareholders of Temple-Inland recommend that the board of directors immediately engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company."

The Proponent has furnished the following statement setting forth the reasons advanced by her in support of her proposal:

"A company that goes to the public markets for capital must be competitive for that capital. Temple-Inland's performance has been disappointing, significantly trailing the S&P 500, S&P Paper and Forest Index, and S&P Savings and Loan Index over the last five years. If $100 were invested in Temple-Inland five years ago (November 16, 1993), it would be worth $118 today (November 16, 1998); whereas $100 would be worth $273 if invested in the S&P 500 Index, $139 if invested in the S&P Paper and Forest Index and

"The company needs an independent review to help determine the value-enhancing potential of one or all of the following steps: a division of Temple-Inland into two separate companies--one in financial services and the other in paper & forest products; a merger between Temple-Inland's paper business and another paper and forest products company; the divestiture of the Evadale bleached paperboard facility; the monetization of some or all of the timberlands and/or the creation of a separate forestry profit center; and the divestiture of the building products business.

"We believe that Temple-Inland's shares trade at a significant discount to the sum of the implied values of the financial and paper businesses. Our belief is that the true value exceeds 50% over the current share price. The financial services industry has experienced excellent profit growth and multiple expansion in recent years, but the value of Temple-Inland's financial business remains suppressed. The paper and forest products industry has experienced increased global competition in recent years, resulting in over-capacity and a squeezing of margins and cash flows. While other industry players have responded to these conditions with substantial restructurings--including mergers and divestitures--Temple-Inland has failed to respond aggressively. Indeed, Temple-Inland invested heavilyinto their core paper businesses over the past seven years and failed to even meet their cost of capital. We also note that timber values have risen substantially during the last decade, and that these values are currently lost in the price of the stock.

"At this important transitional time for the company, it is crucial that the board have the independence, expertise, and focus that a nationally recognized investment banker can provide to ensure that the rightquestions are raised.

"If other shareholders believe, as we do, that the value of the underlying assets of this company are not reflected in the stock price, then theboard and the management have not met their obligation to prove that they canadd value. The board and management can best add value now by obtaining an independent valuation of the assets and of their value if sold."

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING AGAINST THIS PROPOSAL.

[APPENDIX]

February 24, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: Temple-Inland Inc. (the "Company")

Incoming letter dated January 2, 1998

The proposal requests that the board engage a nationally-recognized investment banking firm to explore alternatives to enhance shareholder value, including a possible sale, merger, or other transaction for any of all assets of the Company.

The Division is unable to concur in your view that the proposal may be omitted under rule 14a-8(c)(7). We note in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions, and this interpretation is consistent with the proponent's letter of January 16, 1998. Accordingly, the Division does not believe that the proposal may be omitted in reliance on rule 14a-8(c)(7).

The Division is unable to concur in your view that the proposal may be omitted under either rule 14a-8(c)(3) or rule 14a-8(c)(4). Accordingly, the Division does not believe that the proposal may be omitted in reliance on either of those rules.

Sincerely,

Frank G. Zarb, Jr.

Special Counsel

[LETTER OF INQUIRY 4]

February 7, 2000

Office of the Chief Council

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

re: our Shareholder Proposal for the ◀**NACCO**▶ Industries 2000 Proxy

Materials and the latest rebuttal from ◀**NACCO's**▶ attorneys (Jones, Day,

Reavis & Pogue), dated February 4, 2000.

In ◀**NACCO's**▶ attorney's letter, on page 2, they state "Although we have conducted a search of no-action requests, we have been unable to find a record of a no-action request relating to the 1999 LENS Proposal or of any action taken by the Commission with respect to the 1999 LENS Proposal. **The letter, dated February 24, 1998, of Frank G. Zarb, Jr., special council for the Commission, submitted to the Commission by the Proponent does not appear to be issued in connection with the 1999 LENS Proposal."**

This Last statement, by ◀**NACCO's**▶ attorney is incorrect. The LENS Proposals for 1998 and 1999 were identical except for the data (1998 data for 1998 Proposal and 1999 data for 1999 Proposal). Temple Inland did not contest the 1999 LENS Shareholder Proposal (thus there was no need for a 1999 no-action letter) and included the LENS Proposal in their 1999 Proxy.

Sincerely,

[APPENDIX]

February 24, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: Temple-Inland Inc. (the "Company")

Incoming letter dated January 2, 1998

The proposal requests that the board engage a nationally-recognized investment banking firm to explore alternatives to enhance shareholder value, including a possible sale, merger, or other transaction for any of all assets of the Company.

The Division is unable to concur in your view that the proposal may be omitted under rule 14a-8(c)(7). We note in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions, and this interpretation is consistent with the proponent's letter of January 16, 1998. Accordingly, the Division does not believe that the proposal may be omitted in reliance on rule 14a-8(c)(7).

The Division is unable to concur in your view that the proposal may be omitted under either rule 14a-8(c)(3) or rule 14a-8(c)(4). Accordingly, the Division does not believe that the proposal may be omitted in reliance on either of those rules.

Sincerely,

Frank G. Zarb, Jr.

Special Counsel

[STAFF REPLY LETTER]

March 29, 2000

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: ◄**NACCO**► Industries, Inc.

Incoming letter dated January 7, 2000

The proposal recommends that the board of directors engage the services of an investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company.

There appears to be some basis for your view that ◄**NACCO** may exclude the proposal from its proxy materials under rule 14a-8(i)(7) as relating to its ordinary business operations. We note that the proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if **NACCO** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to reach the alternative basis for exclusion on which **NACCO** relies.

Sincerely,

Theresa Regan

Special Counsel

ON: SFH01 WSB#0417200005 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A662e2b56-8fd2-34e6-a1fc-a81f8ecdab2&KT=L&fNoLFN=TRUE& SFH01 #2983 [SEC-ALNK]

 | Back to Top

IO-ACT, WSB File No. 0222200015 , Sears, Roebuck and Co., (Feb. 07, 2000)

ears, Roebuck▶ and Co.

'ublic Availability Date: February 7, ◀**2000**▶
VSB File No. 0222200015
iche Locator No. 3141D7
VSB Subject Categories: 73, 77
:eferences:
;ecurities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

.....Two shareholder proposals, the first of which relates to the sale of all or part of the company and the second of which elates to the sale of all of the company, may be omitted from the company's proxy material under rule 14a-8(i)(7) and 4a-8(e)(2), respectively. The staff notes that the company received the second proposal after the deadline for submitting roposals."

[LETTER OF INQUIRY 1]

December 22, 1999

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Rule 14a-8--Request for No-Action Letter for ◀Sears, Roebuck▶ and Co.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 ("Rule 14a-8") promulgated under the Securities Exchange Act of 1934, as amended, ◀**Sears, Roebuck**▶ and Co., a New York corporation **("Sears"** or the "Company"), requests a no-action letter for omission of a shareholder proposal (the "Proposal") submitted by Mr. William Steiner (the "Proponent"). A copy of the Proposal, which requests that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company" is attached as Exhibit A. For the reasons stated herein, **Sears** requests confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the Proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's **2000** Annual Meeting of Shareholders (the **"2000** Proxy Materials").

Pursuant to Rule 14a-8, we enclose six (6) copies of this letter, a copy of which is also being sent to the Proponent notifying him of the Company's intent to omit the Proposal from the ◀**2000**▶ Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed prepaid envelope. Definitive copies of the **2000** Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 no earlier than March 12, **2000**, and the **2000** Annual Meeting of Shareholders is tentatively scheduled to occur on or about May 11, **2000**.

For the reasons set forth below, ◀**Sears**▶ believes that because the subject matter of the Proposal deals with matters that relate to the Company's ordinary business operations it may be omitted from the **2000** Proxy Materials under Rule 14a-8(i)(7).

New Business Plans--Ordinary Business

Rule 14a-8(i)(7) allows a registrant to omit from its proxy materials a shareholder proposal. "if the proposal deals with a matter relating to the company's ordinary business operations." In explaining this rule, the Securities and Exchange Commission has indicated that:

"the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

◄**Sears**► is aware that the Division has consistently taken the position that shareholder proposals that request the sale of the registrant are not excludable under Rule 14a-8(i)(7) since the sale of a registrant is an extraordinary event. The Proposal, however, is distinguishable from the typical "sale of the company" shareholder proposal. While the Proposal is phrased as an extraordinary corporate transaction, i.e. the sale of all or parts of the Company, when read together with the supporting statement it is clear that the Proposal is concerned with an ordinary business matter, i.e. the formation of business plans and strategies. The Proponent's stated concern is "[n]ew effective business plans are needed for the Company." He believes that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." Presumably, therefore, if the Company would quickly develop a new satisfactory business plan, the Proponent would be satisfied even if such business plan did not include a sale of the Company, either in whole or in part.

In *Bob Evans Farms, Inc.* (June 23, 1997), the registrant argued that the Division:

"has, on many occasions, taken the position that stockholder proposals that request that a board of directors retain an independent third party (e.g., consultant, investment banker, etc.) to advise the board on *business strategies* and alternatives to *maximize stockholder value* relate to ordinary business operations and may be omitted." [Emphasis added].

Based on this argument, the Division granted the no-action relief requested. Although the Proponent uses the language of an extraordinary corporate transaction, the Proposal shares the same purpose and goals as the proposal at issue in the *Bob Evans* no-action request, i.e. that the Company hire an outside third party to help develop improved business strategies. Therefore, it is the Company's position that the Division should not view the Proposal as a "sale of the Company" proposal but rather as a request that the Company hire an outside third party to help develop more effective business strategies. The Division has consistently allowed registrants to exclude such proposals from their proxy materials. See *integrated Circuits Incorporated* (December 27, 1988) (proposal relates to the determination and implementation, generally, of the registrant's investment strategies), *Statesman Group, Inc.* (March 22, 1990) (proposal relates to the registrant's general business strategies and operations); and *Bel Fuse Inc.* (April 24, 1991) (proposal involves the question of whether to hire an investment banker to provide advice with respect to the conduct of the Company's business).

In *The Reader's Digest Association, Inc.* (August 18, 1998), the Division looked beyond the plain language of the actual proposal and concluded, based on language in the supporting statement, that a "sale of the company" proposal can be excluded as a matter relating to the ordinary business of a company. The proposal challenged in the *Reader's Digest* no-action request read as follows:

"Resolved, the shareholders suggest that the Board of Directors retain an independent, investment-banking firm, to evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions, and that the company report publicly on status of this effort at least three times before the 1999 annual meeting."

Based upon a narrow reading of this proposal without the supporting statement, it would appear that the proponent is requesting that the registrant hire an investment-banking firm in connection with the "reorganization or divestment of any or all company assets" which are extraordinary events. Yet, Reader's Digest argued, and the Division agreed, that the proposal must be understood in light of the supporting statement. Since, the supporting statement expressed the *Reader's Digest* proponent's more general purpose of hiring an investment banking firm to "provide more value to shareholders" through the divestment of undervalued assets and the purchase of strategic assets, the Division agreed that the *Reader's Digest* proposal related "in part to non-extraordinary transactions." Similarly, ◀**Sears**▶ hereby requests that the Division look beyond the narrow interpretation of the Proposal and understand the Proposal in conjunction with its supporting statement. The clear, non-extraordinary intent of the Proponent will then become obvious.

Part of the Company--Ordinary Business

Even if the Proposal is viewed without reference to the supporting statement, the Proposal clearly contains elements that are non-extraordinary. The Proposal merely requests that the Board of Directors take the needed steps "to arrange for the sale of all or parts of the Company." Assuming that the Company's Board of Directors agrees to implement the Proposal, the Board could decide to follow a course of action that is part of the usual or regular business operations of the Company: a sale of part of the Company. For example, ◀**Sears**▶ recently sold two significant parts of its business: the HomeLife furniture business and Western Auto. Both transactions were non-extraordinary and thus part of the Company's ordinary business operations. Neither transaction required shareholder action and both were done in consultation with investment-banking firms. These two sales of parts of the Company would satisfy the Proponent's request that the Company hire an investment-banking firm to arrange for the sale of all or *parts* of the Company. There exists many other possibilities whereby **Sears** could sell all or parts of the Company in satisfaction of the Proposal which would not involve extraordinary events. For example, the Company could decide to sell specific stores in specific markets. Some of these possibilities would clearly relate to the Company's ordinary business operations.

In fact, New York law clearly contemplates that only sales of "all or substantially all the assets of a corporation" are extraordinary events. Section 909 of the New York Business Corporation Law (the "BCL") sets out the procedure a New York corporation is required to follow in the event it desires to sale all or substantially all of its assets, other than in the usual or regular course of the business actually conducted by such corporation. Section 909(a) reads as follows:

"A sale, lease, exchange, or other disposition of all or substantially all the assets of a corporation, if not made in the usual or regular course of the business actually conducted by such corporation, shall be authorized only in accordance with the following procedure..."

Section 909 proceeds to describe a process that requires shareholder approval for any such action. The sale of part of the assets of a New York corporation, however, is not subject to Section 909 since it is a non-extraordinary event. The BCL therefore does not require shareholder action for the sale of part of the assets of a New York corporation.

In *The Wamaco Group, Inc.* (March 12, 1999), the Division granted the no-action relief requested, pursuant to Rule 14a-8(i)(7), in connection with a shareholder proposal that addressed matters both outside the ordinary scope of business and matters that related to the ordinary business operations of the registrant. The proposal in *Wamaco* requested a report on Warnaco's actions to ensure that it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting employees' rights and describing other matters to be included in the report. In granting the no-action relief requested that Division stated:

"We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of the matters to be included in the report [regarding wage adjustments] relates to ordinary business operations. Accordingly, insofar as it has been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wamaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

See also *Kmart Corporation* (March 12, 1999); and *Wal-Mart Stores, Inc.* (March 15, 1999).

The Division reached a similar conclusion in connection with a "sale of the company" proposal. In *Tremont Corporation* (February 25, 1997), the registrant argued that since there was more than one way to achieve the proponent's stated goals, some admittedly extraordinary but some clearly ordinary, the requested proposal to enhance shareholder value should be excludable from the registrant's proxy material. The Division noted that the proposal in *Tremont* related to the conduct of Tremont's ordinary business operations and agreed to take no-action if Tremont excluded the proposal from its proxy materials. The Division reached this conclusion despite Tremont's acknowledgement that some alternatives that it would evaluate should it agree to implement the proposal might constitute extraordinary events. See also *Reader's Digest* discussed above.

Given the Division's position in *Wamaco, Wal-Mart, Kmart, Tremont* and *Reader's Digest* that as long as a shareholder proposal contains elements of ordinary business operations it is excludable pursuant to Rule 14a-8(i)(7) notwithstanding other, extraordinary elements, ◀**Sears**▶ hereby requests that the Division grant it the no-action relief requested.

Conclusion

In substance, the Proponent is dissatisfied with the business strategies of ◀**Sears.**▶ Therefore, when viewed in conjunction with the supporting statement, it is clear that the Proposal is in fact about the ordinary business operations of **Sears** and may therefore be excluded from the **2000** Proxy Materials. Furthermore, it is quite conceivable that the Company's implementation of the Proposal could involve non-extraordinary matters that would relate to the ordinary business operations of the Company.

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proposal is excluded from the ◀**2000**▶ Proxy Materials. Should the Division disagree with our conclusion regarding omission of the Proposal, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

Exhibit A: The Proposal

cc: William Steiner

[LETTER OF INQUIRY 2]

January 14, ◀**2000**▶

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Rule 14a-8--Request for No-Action Letter for ◀Sears, Roebuck▶ and Co.

Ladies and Gentlemen:

On behalf of ◀**Sears, Roebuck**▶ and Co. (**"Sears"** or the "Company"), I am responding to the December 30, 1999 letter from Mr. William Steiner (a copy of which is attached hereto as Exhibit A), the proponent of a shareholder proposal requesting that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." In his letter, Mr. Steiner modified his original proposal in response to the Company's letter, dated December 22, 1999, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"). In that letter, the Company requested confirmation that the Division would not recommend enforcement action if the Company excluded the original proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's **2000** Annual Meeting of Shareholders (the "**2000** Proxy Materials"). For the reasons set forth below, it is the Company's position that Mr. Steiner's December 30, 1999 letter constitutes a new proposal which was submitted after the deadline for submission of shareholder proposals and that Mr. Steiner has effectively withdrawn his original proposal. Enclosed are six (6) copies of this letter. Also enclosed is an additional copy of this letter, which I would appreciate having file-stamped and returned in the enclosed pre-paid envelope. A copy of this letter is also being sent to Mr. Steiner.

New Proposal

Mr. Steiner has submitted a new shareholder proposal after the Company's November 29, 1999 deadline for submission of shareholder proposals established in accordance with Rule 14a-8(e). His original proposal requested that the Company hire an investment banking firm to arrange for the "sale of all or parts of the Company" and his stated reason was that "[n]ew effective business plans are needed for the Company." Mr. Steiner believed that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." In his December 30 letter, Mr. Steiner modified his proposal so that he is now requesting that the Company hire an investment banking firm to arrange for the "sale of all of the Company" and he deleted the two paragraphs in his original supporting statement regarding new effective business plans.

These modifications are not minor or incidental. In his original proposal, Mr. Steiner was dissatisfied with the business strategies of ◀**Sears.**▶ Furthermore, as pointed out in the Company's December letter, the original proposal included ordinary business matters, i.e. the sale of part of the Company. Mr. Steiner's modified proposal does not deal with business strategies and does not involve ordinary business matters. The modified proposal focuses solely on an extraordinary event: the sale of the Company. It is therefore substantially different from his original proposal and should be treated as a new proposal submitted after the deadline established by the Company in accordance with Rule 14a-8 (e).

Modified Proposal

The Company should also be allowed to exclude the modified proposal based on the precedent established by the Division. By his own admission, Mr. Steiner modified his original proposal in response to the Company's letter. As he states:

"[t]his letter is in response to ◀**'Sears'**▶ letter, dated December 22, 1999 in regards to my shareholder proposal for the **2000** AGM.

"I do not agree with ◀**'Sears'**▶ opposition statements.

"However, in order not to engage in a long debate, exchange of letters, etc. I am modifying my proposal as follows:"

In a number of recent letters, the Division has taken the position that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." See *Wal-Mart Stores, Inc.*, (March 15, 1999); *The Warnaco Group, Inc.*, (March 12, 1999); *Kmart Corporation* (March 12, 1999); *Chrysler Corporation* (February 18, 1998); and *AlliedSignal, Inc.* (February 17, 1998). The Company argued in its previous letter to the Division that the original proposal should be excluded based on Rule 14a-8(i)(7). The Division should therefore not permit Mr. Steiner's modification in response to the Company's 14a-8(i)(7) argument.

Rule 14a-8 does not explicitly allow a proponent to modify a proposal. Despite the very detailed nature of Rule 14a-8, the only mention of modifications of proposals by proponents is in Rule 14a-8(m)(3)(i) which provides for modifications in the event that the Division requires such modifications. In this instance, the Division has not only not required any modifications it is, in fact, not in the practice of permitting revisions in the context of Rule 14a-8(i)(7). The Company should therefore be permitted to exclude the modified proposal from its ◀**2000**▶ Proxy Statement.

Withdrawn Proposal

Since Mr. Steiner has modified his original proposal, he has in essence withdrawn that proposal. As he stated, he does not wish to engage in a long debate, exchange of letters etc. regarding his original proposal. In other words, he no longer wants his original proposal to be considered. In addition, Rule 14a-8(c) clearly states that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Therefore, by submitting a second proposal for the Company's consideration, even if it is only a modified version of his original proposal, he has effectively withdrawn his original proposal. Otherwise, the Division and ◀**Sears**▶ would not even be able to consider his second proposal since such proposal would clearly violate Rule 14a-8(c).

Process Integrity

Mr. Steiner's December 30, 1999 letter not only violates the letter of Rule 14a-8 but its spirit as well. Mr. Steiner admittedly modified his proposal in response to the Company's letter. Mr. Steiner should not be allowed to change his proposal in the middle of the process in order to cure deficiencies in his proposal. Rule 14a-8 clearly requires that a proponent finalize his proposal by a fixed date in order for the registrant and the Division to have an appropriate amount of time to study and respond to the proposal. By modifying his proposal in this manner, Mr. Steiner is circumventing the elaborate procedures set out in Rule 14a-8. Such procedures include deadlines for submission of proposals as well as appropriate periods to respond to proposals. Allowing Mr. Steiner to resubmit his proposal during the period reserved for response to his original proposal runs counter to Rule 14a-8. The time, effort and expense devoted by registrants to address shareholder proposals will only increase if proponents are allowed to read the registrant's response and adjust their proposals accordingly.

Conclusion

For the reasons stated above, the Company requests that the Division not recommend enforcement action if the Company excludes the original proposal from the Company's ◀**2000**▶ Proxy Materials as Mr. Steiner has effectively withdrawn that proposal. The Company further contends that the modified proposal is also excludable from the **2000** Proxy Materials since it is so substantially different from the original proposal that it constitutes a new proposal. As such, it was submitted after the deadline established in accordance with Rule 14a-8(e).

Should the Division not agree with the Company's position that the original proposal has been withdrawn, the original proposal should nevertheless be disallowed for the reasons outlined in the Company's December letter.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

cc: William Steiner

[LETTER OF INQUIRY 3]

January 26, ◀**2000**▶

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Rule 14a-8--Request for No-Action Letter for ◀Sears, Roebuck▶ and Co.

Ladies and Gentlemen:

On behalf of ◀**Sears, Roebuck**▶ and Co. (**"*Sears*"** or the "*Company*"), I am responding to the January 19, **2000** letter from Mr. William Steiner (a copy of which is attached hereto as Exhibit A). Enclosed are six (6) copies of this letter. Also enclosed is an additional copy of this letter, which I would appreciate having file-stamped and returned in the enclosed pre-paid envelope. A copy of this letter is also being sent to Mr. Steiner.

Background

Mr. Steiner originally submitted a proposal, dated October 28, 1999 (the "*Original Proposal*"), requesting that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." The Company responded by submitting a letter, dated December 22, 1999 (the "*Original Response Letter*"), to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "*Division*"), requesting confirmation that the

Division would not recommend enforcement action if the Company excluded the Original Proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's ◄**2000**► Annual Meeting of Shareholders (the "***2000** Proxy Materials*"). Mr. Steiner's then submitted a second proposal, dated December 30, 1999 (the "*Second Proposal*"), requesting that the Company "hire an investment banking firm to arrange for the sale of all of the Company." The Company responded to the Second Proposal by submitting a second letter to the Division, dated January 14, **2000** (the "*Second Response Letter*"), requesting confirmation that the Division would not recommend enforcement action if the Company excluded both the Original Proposal and the Second Proposal from the **2000** Proxy Materials. Mr. Steiner has now submitted a third proposal (the "*Third Proposal*") requesting that the Company "hire an investment banking firm". For the reasons set forth below, it is the Company's position that it may also exclude the Third Proposal from the **2000** Proxy Materials. Copies of all of the above referenced documents are attached hereto as Exhibit B.

Not Timely Submitted

In the Second Response Letter, the Company maintained that the Second Proposal was a new shareholder proposal submitted after the Company's November 29, 1999 deadline for submission of shareholder proposals established in accordance with Rule 14a-8(e). The Original Proposal requested that the Company hire an investment banking firm to arrange for the "sale of all or parts of the Company" and the stated reason was that "[n]ew effective business plans are needed for the Company." Mr. Steiner believed that "one of the fastest ways" to develop such plans "would be for the Company to be put up for sale either in whole or in part." The Second Proposal requested that the Company hire an investment banking firm to arrange for the "sale of all of the Company." The phrase "or parts" was removed from the Original Proposal and all references in the supporting statement submitted with the Original Proposal regarding new effective business plans were deleted in connection with the Second Proposal. These were significant modifications as they eliminated all references to ordinary business matters that were contained in the Original Proposal. For the reasons set forth in the Second Response Letter, the Second Proposal should be deemed a new proposal.

Similarly, the Third Proposal should also be treated as a new proposal submitted after the November 29, 1999 deadline. Mr. Steiner is no longer requesting that the Company hire an investment banking firm for any specific purpose such as "to arrange for the sale of all or parts of the Company," as was indicated in the Original Proposal, or "to arrange for the sale of all of the Company," as was indicated in the Second Proposal. The Third Proposal simply requests that the Company hire an investment banking firm, with no specific mandate. The Third Proposal is substantively different from both the Original Proposal and the Second Proposal and should therefore be treated as a new proposal. In contrast to the two other proposals, the Third Proposal deals exclusively with ordinary business matters, i.e. the hiring of an investment banking firm. It is the Company's position, therefore, that Mr. Steiner has once again modified his proposal to such an extent that he has submitted a new proposal after the November 29 deadline.

Ordinary Business and Substantially Implemented

In his submission of the Third Proposal, Mr. Steiner stated:

"My proposal is a request of the Board of Directors to hire an investment banking firm.

"In my opinion this has not changed by my letter of December 30, 1999.

"Therefor, in my opinion it is not a new proposal as ◄**'Sears'**► maintains and I request the Securities and Exchange Commission to view the proposal as presented."

Mr. Steiner seems to be suggesting that his proposal all along has been that the Company simply hire an investment banking firm. Such a position is not consistent with Mr. Steiner's language in the Original Proposal regarding the sale of all or parts of the Company or new effective business plans. It is also not consistent with the language in the Second Proposal regarding modifying the Original Proposal or selling all of the Company. Even if the Company were to concede the point to Mr. Steiner that his proposal has always been a "request of the Board of Directors to hire an investment banking firm" and that Division should view the proposal as presented, the Third Proposal should still be excludable from the ◄**2000**► Proxy Materials because it relates to the ordinary business operations of the Company and has been substantially implemented by the Company.

The Division has consistently taken the position that the hiring of an investment banking firm, in general, is a matter relating to the registrant's ordinary business operations. The Company, in the Original Response Letter, discussed a number of examples where the Division took the position that shareholder proposals that request the retention of an investment banking firm for matters that relate to the ordinary business operations may be omitted. See *The Reader's Digest Association, Inc.* (August 18, 1998); *Bob Evans Farms, Inc.* (June 23, 1997); *Bel Fuse Inc.* (April 24, 1991); *Statesman Group* (March 22, 1990); and *Integrated Circuits Incorporated* (December 27, 1988). A request to simply hire an investment banking firm for no stated purpose is clearly within the ordinary business matters of a registrant and should be excluded pursuant to Rule 14a-8(i)(7).

◀**Sears**▶ regularly engages investment banking firms to advise it on a wide range of issues. Since **Sears** has substantially implemented the Third Proposal, which requests that the Company hire an investment banking firm, the Third Proposal should be excluded pursuant to Rule 14a-8(i)(10)

Withdrawn Proposals

In the Second Response Letter, the Company detailed its position that Mr. Steiner had effectively withdrawn the Original Proposal. Rule 14a-8(c) states that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." By submitting the Third Proposal, Mr. Stiener has effectively withdrawn both the Original Proposal and the Second Proposal. Otherwise, the Division and ◀**Sears**▶ would not be able to consider the Third Proposal since such proposal would clearly violate Rule 14a-8(c). Mr. Steiner's intent can only be to have the Company and the Division consider the Third Proposal rather than the Original Proposal or the Second Proposal.

Integrity of the Process

In Second Response Letter, the Company stated that the Second Proposal violates the spirit of Rule 14a-8 as well as its words. The Third Proposal is another example of violating both the words and the spirit of Rule 14a-8. Despite Mr. Steiner's statement that his proposal "has not been changed by my letter of December 30, 1999," he has essentially changed his proposal yet again. As more fully described in the Second Response Letter, Mr. Steiner should not be allowed to change his proposal in the middle of the process in order to cure deficiencies in his proposal.

Furthermore, the Company is now faced with further difficulties in its attempt to comply with Rule 14a-8. Rule 14a-8 (m)(3)(ii) requires that the Company mail its Statement-in-Opposition to Mr. Steiner on or about February 16, ◀**2000.**▶ The Company cannot predict which of the three proposals, if any, will be included in the **2000** Proxy Materials. Since it is possible that the Division will not respond to any of the Company's letters until shortly before the Company must mail its Statement-in-Opposition, the Company must operate under the assumption that any one of the three proposals may be included in the **2000** Proxy Materials. To ensure compliance with Rule 14a-8(m)(3)(ii), the Company must prepare three separate draft Statements-in-Opposition. Mr. Steiner has effectively forced the Company to do three times the work contemplated by Rule 14a-8. This is another indication of how the time, effort and expense devoted by registrants to address shareholder proposals will only increase if proponents are allowed to manipulate the shareholder proposal process in the manner that Mr. Steiner has.

Conclusion

For the reasons stated above, the Company requests that the Division not recommend enforcement action if the Company excludes the Third Proposal from the Company's ◀**2000**▶ Proxy Materials since (i) it was submitted after the November 29, 1999 deadline; (ii) it deals with a matter relating to the Company's ordinary business operations; and (iii) the Company has already substantially implemented the Third Proposal. Furthermore, Mr. Steiner has effectively withdrawn the Original Proposal and the Second Proposal. Finally, Mr. Steiner's attempts to circumvent the substance and procedures of Rule 14a-8 makes it difficult for the Company to comply with its requirements under Rule 14a-8.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (847) 286-3940 or our counsel John Huber of Latham & Watkins at (202) 637-2242. We look forward to your response on this matter.

Very truly yours,

Isaiah Halivni

cc: William Steiner

[LETTER OF INQUIRY 4]

December 30, 1999

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: ◀Sears▶ **Shareholder Proposal--AGM 2000**

This letter is in response to ◀**"SEARS"**▶ letter, dated December 22, 1999 in regards to my shareholder proposal for the **2000** AGM.

I do not agree with ◀**"SEARS"**▶ opposition statements.

However, in order not to engage in a long debate, exchange of letters, etc. I am modifying my proposal as follows:

RESOLVED

That the stockholders of ◀**Sears, Roebuck**▶ and Co. assembled in annual meeting in person and by proxy, hereby request the Board of Directors take the needed steps to hire an investment banking firm to arrange for the sale of all of the COMPANY.

REASONS

In my opinion this is a MAXIMIZE VALUE RESOLUTION.

Investment bankers I believe have access/sources to achieve this.

You are urged to vote "FOR" this proposal for I believe you will benefit.

Sincerely yours,

William Steiner

If you have any questions or wish to discuss any of my points, please contact me at the above fone #.

A copy of this letter is being mailed to ◀**Sears, Roebuck**▶ and Co.

[LETTER OF INQUIRY 5]

January 19, ◀**2000**▶

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: ◀**Sears**▶ **Shareholder Proposal--AGM 2000**

Ladies and Gentlemen:

This letter is in response to ◀**"SEARS"**▶ letter dated January 14, **2000** in regards to my proposal for the **2000** AGM.

I do not agree with ◀**"SEARS"**▶ opposition statements.

My proposal is *a request of the Board of Directors to hire an investment banking firm.*

In my opinion this has not been changed by my letter of December 30, 1999.

Therefor, in my opinion it is not a new proposal as ◀**"SEARS"**▶ maintains and I request the Securities and Exchange Commission to view the proposal as presented.

Sincerely yours,

William Steiner

If you have any questions or wish to discuss any of my points, please contact me at the above fone #.

A copy of this letter is being faxed to ◀**"SEARS".**▶

Kindly receipt a copy of this letter and mail back in the stamped envelope.

[STAFF REPLY LETTER]

February 7, ◀**2000**▶

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: ◀**Sears, Roebuck**▶ and Co.

Incoming letter dated December 22, 1999

The first proposal relates to the sale of all or parts of ◀**Sears.**▶ The second proposal relates to sale of all of **Sears.**

There appears to be some basis for your view that ◀**Sears**▶ may exclude the first proposal under rule 14a-8(i)(7) as relating to its ordinary business operations. We note that the first proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if **Sears** omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that ◀**Sears** may exclude the second proposal under rule 14a-8(e)(2) because **Sears** received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if **Sears** omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Carolyn Sherman

Special Counsel

Sears is incorporated in New York and is therefore governed by New York law.

ON: SFH01 WSB#0222200015 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A435a8783-bda2-3a7c-9749-5d356c83f21&KT=L&fNoLFN=TRUE& SFH01 #3325 [SEC-ALNK]

ꞁO-ACT, WSB File No. 0415200210 , Lancer Corp., (Mar. 13, 2002)

.ancer Corp.▶

ꞁublic Availability Date: March 13, 2002
ꞁVSB File No. 0415200210
ꞁiche Locator No. 3446D9
ꞁVSB Subject Category: 77
ꞁeferences:
ꞁecurities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

----------------Washington Service Bureau Summary----------------

...A shareholder proposal, which directs this ◀**company's**▶ board of directors to enlist a nationally prominent investment ꞁanking firm to develop an independent valuation of the **company's** shares and to explore strategic alternatives to ꞁaximize shareholder value, may be omitted from the **company's** proxy material under rule 14a-8(i)(7). The staff notes ꞁhat the proposal appears to be directed at the **company's** general business strategies and operations."

[INQUIRY LETTER]

January 2, 2002

Via Federal Express

Office of Chief Counsel

Division of ◀**Corporation**▶ Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Request for No-Action Letter--Rule 14(a)-8

Ladies and Gentlemen:

We are writing on behalf of our client, ◀**Lancer Corporation,**▶ a Texas **corporation** (the **"Company"),** regarding a letter received by the **Company** from John D. Norcross, a shareholder of the **Company,** which contained a proposal (the "Proposal") for inclusion in the **Company's** proxy materials for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"). The **Company's** stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the ◀**Company,**▶ we hereby notify the Securities and Exchange Commission (the "Commission") that the **Company** intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Exchange Act. We respectfully request, on behalf of the **Company,** that the staff of the Division of **Corporation** Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the **Company** excludes the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

1. The Proposal

A copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

"RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the ◀**Company**▶ shares and to explore strategic alternatives to maximize shareholder value."

2. Grounds for Omission

Rule 14a-8(i)(7) allows a **company** to exclude a proposal from its proxy materials that deals with "a matter relating to the **company's** ordinary business operations." The ordinary business exclusion confines the "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal directs the **Company's** board of directors (the "Board") to "enlist a nationally prominent investment banking firm to develop an independent valuation of the **Company** shares and to explore strategic alternatives to maximize shareholder value." However, maximizing the value of a **corporation** is the primary goal of the board of directors of a for-profit **corporation.** To this end, the Board considers and implements business strategies and oversees the management of the **Company.**

Article 2.31 of the Texas Business **Corporation** Act (the "TBCA") provides that the business and affairs of a **corporation** shall be managed under the direction of the board of directors of the **corporation,** except to the extent that the shareholders of the **corporation** enter into a shareholders' agreement that eliminates the board of directors, or the shareholders of the **corporation** elect to be a close **corporation** under Part Twelve of the TBCA. The shareholders of the **Company** have neither entered into a shareholders' agreement that eliminates the Board nor elected to be a close **corporation** under Part Twelve of the TBCA. Therefore management of the business and affairs of the **Company** by the Board is not limited under the TBCA. Further, the approval of shareholders is required under the TBCA only for extraordinary actions such as the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the **Company** other than in the ordinary course of business. Outside of such extraordinary transactions, it is the regular and on-going duty of the Board and management to decide how the resources of the **Company** should be used to "maximize shareholder value."

The decision of whether or not to retain a third party advisor or professional for the purpose of assessing the value of the **Company** and advising the Board on matters of general business strategy involves ordinary business concerns that are incident to the Board's managerial powers under Texas law. Accordingly, the Staff has consistently allowed **companies** to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of assessing the value of the **Company** and exploring ways to maximize shareholder value. See, e.g., Vista Bancorp, Inc. (January 22, 2001) (proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp excludable), Bowl America, Inc. (Sept. 19, 2000) (proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value excludable), Marsh Supermarkets, Inc. (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the **company** excludable), NACCO Indust., Inc. (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the **company** excludable), and Sears, Roebuck and Co. (February 7, 2000) (proposal requesting the **company** to hire an investment banker to arrange for the sale of all or parts of the **company** excludable).

The **Company** recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in Allegheny Valley Bancorp called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the **Company** to the highest bidder." See also, Bergen Brunswig **Corporation** (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig **Corporation** to the highest bidder not excludable).

Also, in Temple-Inland, Inc. (February 24, 1998) the proposal recommended that the board engage an investment banker "to explore all alternatives to enhance the value of the **company** including, but not limited to, possible sale, merger or other transaction for any or all assets of the **company.**" Although the proposal in Temple-Inland calls for the retention of an investment banker for the general purpose of advising the board on ways to enhance the value of the **company,** the supporting statement explained that the investment banker should be retained to evaluate certain specified extraordinary corporate transactions. Thus, in denying no-action relief, the Staff noted "in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." See also, Student Loan **Corp.** (March 18, 1999) (proposal requesting that the board explore alternatives to enhance shareholder value, including a sale, merger or premium tender offer share repurchase not excludable); Quaker Oats Co. (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the **company,** including a plan to separate the **company's** business divisions into two independent publicly owned **corporations,** related to an extraordinary corporate transaction).

The Proposal is distinguishable from such proposals, as it does not advocate a particular extraordinary corporate transaction. The focus of the Proposal is to enlist an investment banker to develop an independent valuation of the ◀**Company**▶ and to explore strategic alternatives to maximize shareholder value. Since the Proposal does not advocate or even mention an extraordinary corporate transaction, it more closely mirrors Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO and Sears, Roebuck and Co. The Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of the **company's** ordinary business operations.

3. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(7). If the Staff disagrees with the ◀**Company's**▶ position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (210) 357-9300 or Michael T. Norman at the same number.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Norcross to advise him of the ◀**Company's**▶ intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

/s/

James M. Doyle, Jr.

Enclosures

[APPENDIX 1]

RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the ◀**Company**▶ shares and to explore strategic alternatives to maximize shareholder value.

[APPENDIX 2]

EXHIBIT A

October 2, 2001

◀**Lancer Corporation**▶

6655 ◀**Lancer**▶ Boulevard

San Antonio, TX 78219

Attn: Chief Financial Officer

Dear *Sir:*

I am writing to request that you agree informally to present the attached resolution for shareholder approval at your next annual meeting.

I would appreciate your prompt confirmation.

Thank you.

Very truly yours,

/s/

John D. Norcross

[APPENDIX 3]

EXHIBIT B

October 16, 2001

Mr. John D. Norcross

Crane and Norcross

Two North La Salle Street, Suite 2000

Chicago, Illinois 60602-3869

Certified Mail, Return Receipt

Requested No. 7000 0520 0025 0712 7684

Re: Shareholder Proposal Request dated October 2, 2001

Dear Mr. Norcross:

We are unable to determine from our records if you satisfy the eligibility requirements to submit a shareholder proposal to ◀**Lancer Corporation.**▶ These eligibility requirements have been established by the SEC. To be eligible to submit a shareholder proposal, you must (i) have continuously held at least $2,000 in market value of **Lancer** common stock for a period of one year prior to the date of your request and (ii) continue to hold such securities through the annual meeting of shareholders at which the proposal would be considered.

Therefore, please submit information which would support your eligibility to submit a shareholder proposal. If you hold your shares in "street name", you may establish your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or bank) that confirms that you have continuously held your shares for a period of one year prior to the date of your shareholder proposal letter. You will also need to provide a written statement of your intent to hold such shares through the date of the next annual meeting of the shareholders.

SEC Rules provide that your response to the ◀**Company**▶ establishing your eligibility must be post marked, or transmitted electronically, no later than fourteen days from the date you receive this letter. If a proper and timely response is not received, the **company** will exclude your proposal. Upon timely receipt of such verification information, the **company** will consider your request. Helpful guidance concerning shareholder proposals is contained in Rule 14a-8 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934.

Sincerely yours,

◀**Lancer Corporation**▶

/s/

Stonewall J. Fisher, III

Attorney at Law

[APPENDIX 4]

EXHIBIT C

January 2, 2002

Via Federal Express

Office of Chief Counsel

Division of ◄**Corporation**► Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Request for No-Action Letter--Rule 14(a)-8

Ladies and Gentlemen:

We are writing on behalf of our client, ◄**Lancer Corporation,**► a Texas **corporation** (the **"Company"),** regarding a letter received by the **Company** from John D. Norcross, a shareholder of the **Company**, which contained a proposal (the "Proposal") for inclusion in the **Company's** proxy materials for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"). The **Company's** stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the ◄**Company,**► we hereby notify the Securities and Exchange Commission (the "Commission") that the **Company** intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Exchange Act. We respectfully request, on behalf of the **Company,** that the staff of the Division of **Corporation** Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the **Company** excludes the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

1. The Proposal

A copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

"RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the ◄**Company**► shares and to explore strategic alternatives to maximize shareholder value."

2. Grounds for Omission

Rule 14a-8(i)(7) allows a ◄**company**► to exclude a proposal from its proxy materials that deals with "a matter relating to the **company's** ordinary business operations." The ordinary business exclusion confines the "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal directs the ◄**Company's**► board of directors (the "Board") to "enlist a nationally prominent investment banking firm to develop an independent valuation of the **Company** shares and to explore strategic alternatives to maximize shareholder value." However, maximizing the value of a **corporation** is the primary goal of the board of directors of a for-profit **corporation.** To this end, the Board considers and implements business strategies and oversees the management of the **Company.**

Article 2.31 of the Texas Business ◄**Corporation**► Act (the "TBCA") provides that the business and affairs of a **corporation** shall be managed under the direction of the board of directors of the **corporation,** except to the extent that the shareholders of the **corporation** enter into a shareholders' agreement that eliminates the board of directors, or the shareholders of the **corporation** elect to be a close **corporation** under Part Twelve of the TBCA. The shareholders of the **Company** have neither entered into a shareholders' agreement that eliminates the Board nor elected to be a close **corporation** under Part Twelve of the TBCA. Therefore management of the business and affairs of the **Company** by the Board is not limited under the TBCA. Further, the approval of shareholders is required under the TBCA only for extraordinary actions such as the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the **Company** other than in the ordinary course of business. Outside of such extraordinary transactions, it is the regular and on-going duty of the Board and management to decide how the resources of the **Company** should be used to "maximize shareholder value."

The decision of whether or not to retain a third party advisor or professional for the purpose of assessing the value of the ◄**Company**► and advising the Board on matters of general business strategy involves ordinary business concerns that are incident to the Board's managerial powers under Texas law. Accordingly, the Staff has consistently allowed **companies** to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of assessing the value of the **Company** and exploring ways to maximize shareholder value. See, e.g., Vista Bancorp, Inc. (January 22, 2001) (proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp excludable), Bowl America, Inc. (Sept. 19, 2000) (proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value excludable), Marsh Supermarkets, Inc. (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the **company** excludable), NACCO Indust., Inc. (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the **company** excludable), and Sears, Roebuck and Co. (February 7, 2000) (proposal requesting the **company** to hire an investment banker to arrange for the sale of all or parts of the **company** excludable).

The ◄**Company**► recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in Allegheny Valley Bancorp called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the **Company** to the highest bidder." See also, Bergen Brunswig **Corporation** (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig **Corporation** to the highest bidder not excludable).

Also, in Temple-Inland, Inc. (February 24, 1998) the proposal recommended that the board engage an investment banker "to explore all alternatives to enhance the value of the ◄**company**► including, but not limited to, possible sale, merger or other transaction for any or all assets of the **company.**" Although the proposal in Temple-Inland calls for the retention of an investment banker for the general purpose of advising the board on ways to enhance the value of the **company,** the supporting statement explained that the investment banker should be retained to evaluate certain specified extraordinary corporate transactions. Thus, in denying no-action relief, the Staff noted "in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." See also, Student Loan **Corp.** (March 18, 1999) (proposal requesting that the board explore alternatives to enhance shareholder value, including a sale, merger or premium tender offer share repurchase not excludable); Quaker Oats Co. (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the **company,** including a plan to separate the **company's** business divisions into two independent publicly owned **corporations,** related to an extraordinary corporate transaction).

The Proposal is distinguishable from such proposals, as it does not advocate a particular extraordinary corporate transaction. The focus of the Proposal is to enlist an investment banker to develop an independent valuation of the ◄**Company**► and to explore strategic alternatives to maximize shareholder value. Since the Proposal does not advocate or even mention an extraordinary corporate transaction, it more closely mirrors Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO and Sears, Roebuck and Co. The Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of the **company's** ordinary business operations.

3. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(7). If the Staff disagrees with the ◀**Company's**▶ position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (210) 357-9300 or Michael T. Norman at the same number.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Norcross to advise him of the ◀**Company's**▶ intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

/s/

James M. Doyle, Jr.

Enclosures

[INQUIRY LETTER]

January 9, 2002

Via Federal Express

Office of Chief Counsel

Division of ◀**Corporation**▶ Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: ◀Lancer Corporation▶

Shareholders Proposal

Response to Request for No-Action Letter Rule 14(a)-8

Ladies and Gentlemen:

Please consider this our strong protest to request for no-action letter of ◀**Lancer Corporation**▶ (Exhibit C attached).

A copy of our proposal is attached as Exhibit A. One would think it to be a routine type of resolution for presentation to the shareholders for their consideration. As you are aware, many similar Resolutions have been presented at many other shareholder meetings.

The difference between the subject resolution and the one mentioned in the Request for No-action (Allegheny Valley Bancorp, Inc. January 2, 2001 - cited on Page 3, Exhibit C, attached) is purely semantic. If the ◀**Corporation**▶ wishes us to spell out that the purpose of the resolution is to consider sale of the **Company,** we would be happy to do so.

It is the epitome of bad faith, in our opinion, to

1) On October 16, 2001 request our qualifications for making the proposal (see Exhibit B attached), then after we have satisfied same,

2) on January 2, 2002, after the December 17, 2001 deadline, raise a new objection based upon new and we feel clearly erroneous grounds (Exhibit C attached).

Therefore, we respectfully request that the Staff confirm that it will recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

We are providing a copy of this letter to the ◀**Lancer Corporation**▶ and their attorneys, Matthews and Branscomb.

Very truly yours,

/s/

John D. Norcross

JDN; KV

Enclosures (Five additional copies this letter with Exhibits)

cc: Stonewall J. Fisher, III

◀**Lancer Corporation**▶

Matthews and Branscomb

[STAFF REPLY LETTER]

March 13, 2002

Response of the Office of Chief Counsel ***Division of ◀Corporation▶ Finance***

Re: ◀Lancer Corporation▶

Incoming letter dated January 2, 2002

The proposal directs the board to enlist a nationally prominent investment banking firm to develop an independent valuation of ◀**Lancer**▶ shares and to explore strategic alternatives to maximize shareholder value.

There appears to be some basis for your view that ◀**Lancer** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to be directed at **Lancer's** general business strategies and operations. Accordingly, we will not recommend enforcement action to the Commission if **Lancer** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Maryse Mills-Apenteng

Attorney-Advisor

ON: SFH01 WSB#0415200210 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3Ae8438c42-6d54-3993-8726-8dc45624acc&KT=L&fNoLFN=TRUE& SFH01 #1369 [SEC-ALNK]

 | Back to Top

IO-ACT, WSB File No. 0122200122 , Virginia Capital Bancshares, Inc., (Jan. 16, 2001)

'irginia Capital► Bancshares, Inc.

'ublic Availability Date: January 16, 2001
VSB File No. 0122200122
'iche Locator No. 3274F12
VSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

...A shareholder proposal, which directs this company's board of directors to retain a reputable investment banker or other qualified financial advisor to evaluate and report on various means to improve the value of the company's shares and provide shareholders a reasonable rate of return on their investment, including, without limitation, the potential sale of the company, may be omitted from the company's proxy material under rule 14a-8(i)(7)."

[LETTER OF INQUIRY 1]

December 11, 2000

Office of the Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Frank E. Booker, III

◄Virginia Capital► Bankshares, Inc.

400 George Street

Fredericksburg, **◄Virginia►** 22404

Ladies and Gentlemen:

◄Virginia Capital► Bankshares, Inc., a **Virginia** corporation (the "Company"), has received a letter dated November 2, 2000 from Frank E. Booker, III (the "Proponent") in which he requests inclusion of a shareholder proposal (the "Proposal") in the Company's proxy materials for its 2001 Annual Meeting of Shareholders. A copy of the Proponent's Proposal and Supporting Statement is attached hereto as Exhibit A.

The Proposal directs the Company's Board of Directors (the "Board") to hire an investment banking firm or financial advisor to prepare a report evaluating various unenumerated means to improve the value of the Company's stock and to mail that report to shareholders within a designated time period. The Company believes that the Proposal may be omitted from the Company's proxy materials on any one of the following alternative grounds:

Rule 14a-8(i)(1), as not a proper subject for shareholder action under **◄Virginia►** law;

Rule 14a-8(i)(3), as violative of the proxy rules of the Securities and Exchange Commission (the "Commission");

Rule 14a-8(i)(7), as relating to the ordinary business operations of the Company; and

Rule 14a-8(i)(10), as being moot because the Proposal has already been substantially implemented by the Company.

The Company's basis for excluding the proposal under each of these paragraphs of Rule 14a-8 is discussed in greater detail below.

Rule 14a-8(i)(1): Not a Proper Subject for Shareholder Action under ◀Virginia▶ Law

The Proposal may be omitted from the Company's 2000 proxy materials pursuant to paragraph (i)(1) of Rule 14a-8 because it is not a proper subject for action by shareholders under ◀**Virginia**▶ law. **Virginia** Code §13.1-673 vests the sole power and duty to manage the business of a **Virginia** corporation in its board of directors: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under [**Virginia** law]." Nothing in the Company's Articles of Incorporation or **Virginia** law provides for shareholder action on matters relating to the retaining of third parties to make recommendations regarding the conduct of the ordinary business operations of the Company. Therefore, the Proposal may be omitted from the Company's 2001 proxy materials because it requires the board to take an action related to the day to day management of the company and to expend corporate funds within a stated time frame and, if adopted by a majority of shareholders, would infringe on the statutory right and responsibility of the Board to manage the Company. Under similar circumstances, the Division of Corporate Finance (the "Division") has found a basis for excluding a shareholder proposal as an improper subject for shareholder action under state law when the proposal was written in the form of a mandate and concerned a management function that the applicable state law required the board of directors to perform. *See, e.g., Cincinnati Bell, Inc.* (February 9, 2000), *Battle Mountain Gold Company* (March 24, 2000).

Rule 14a-8(i)(3): Violation of Proxy Rules--Rule 14a-9: False and Misleading Statements

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal that "is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Divisions often has found that proposals that are vague, ambiguous or indefinite may be misleading within the meaning of Rule 14a-9 and Rule 14a-8(i)(3). In the Company's view, the Proposal and the Supporting Statement contain numerous statements that are materially misleading and omit to state material facts necessary to make the statements therein not misleading, in contravention of Rule 14a-9, and, therefore, the Proposal may be excluded as written under Rule 14a-8(i)(3).

The Proponent assumes without providing supporting data that: (1) forty-five days is sufficient time for the Board to hire a "qualified" third party to produce the report described in the Proposal; (2) a the third party will be able to prepare the report within 120 days from the adoption of the Proposal; (3) the Board will be able to review and mail the report within 30 days of its receipt; and (4) that a "reputable investment banker or other qualified advisor" would not include an advisor "now and within the past two years under contract with VCAP." The Company disagrees with these implicit assumptions and believes that the deadlines should be omitted because the Proponent has not offered support for his conclusion that they are reasonable. In addition, the Proposal does not reveal, let alone describe in detail, the administrative costs to the Company of producing and mailing such a report. Consequently, the shareholders voting on the Proposal cannot determine whether the Proposal would be economically beneficial to the Company, making the Proposal misleading as written, particularly when considered with the Supporting Statement, which states that the engagement of an investment banker is essential to maximizing shareholder value without providing support for that statement. Further, the suggestion that any advisor "now, nor within the past two years under contract with VCAP" is neither reputable nor qualified without independent support for this assertion makes the Proposal misleading as written.

The Company believes that the following sentences in the Supporting Statement may be excluded because they contain statements of the Proponent's opinion that are not identified as opinion:

1. "Although [the Company] has applied to change its charter from a federal thrift to a ◀**Virginia**▶ commercial bank, there is no reason to believe that simply changing charters, but keeping the same complacent management and directors, will help stockholders."

2. "[The Company] has generated low returns on equity for shareholders due largely to lack of leadership and of innovation and the complacency of management and directors."

3. "[The Company] is undervalued, and management appears incapable of establishing goals and written plans to improve the poor stock price."

4. "Additionally, [the Company] is EXTREMELY OVER-CAPITALIZED.... This excess ◀**capital**▶ has been underutilized and is a major reason for [the Company]'s mediocre financial performance."

5. "Shareholders must receive a copy of the report, as management has not in the past provided to shareholders tangible goals for improvement."

The Division previously has agreed not to recommend enforcement action when a company excluded from its proxy materials statements of opinion that were not identified as the proponent's opinion, because such statements are false and misleading. *SI Handling Systems, Inc.* (May 5, 2000). The statements quoted in (1) through (3) and (5), above, also may be excluded under Rule 14a-8(i)(3), because they tend to impugn the character of the Company's management without factual foundations, in violation of Rule 14a-9.

The following sentences from the Supporting Statement are conclusory and unsupported by objective data or other facts, and, as such, they are misleading and may be excluded:

1. "Management has failed to open a new branch office in seventeen years or to offer competitive operating hours, the result of which has been loss of deposit market share."

Mr. Booker provides no evidence that opening a branch office would have enabled the Company to preserve market share, or that market share has been diminished, and if diminished, it was due to this fact or the failure to keep "competitive operating hours." Further, Mr. Booker provides no evidence VCAP's operating hours are not competitive.

2. "[The Company]'s executive management also appears to be paid well above market value, particularly based upon their poor results for shareholders."

There is no evidence presented to support the contention that management is paid above market value or that management has produced poor results for shareholders.

3. "To summarize, [the Company] has under-performed for the last two years, and management and directors must be advised and directed as to how best to increase shareholder returns."

There is no evidence presented to reflect that VCAP has underperformed compared to its peers.

4. "Shareholders must receive a copy of the report, as management has not in the past provided to shareholders tangible goals for improvement."

There is no evidence presented that management has failed to pursue goals for improvement or failed to present any information to shareholders that shareholders properly should receive.

5. "VCAP has a large amount of shareholders' equity that could be used ... for the repurchase of shares to increase the share price."

There is no evidence provided that share repurchases would increase the share price initially or for a permanent or meaningful time period.

Finally, the assertion in the Supporting Statement that "[the Company]'s stock rarely has traded at prices above book value ($16.50 per share as of November 2, 2000)," also is vague and misleading. The Supporting Statement does not mention that the Company's stock has traded at $16.50 or above per share frequently since mid-September of 2000, nor does the Supporting Statement discuss the performance of the Company's stock as compared to other, similar stocks.

In the past, the Division has agreed not to recommend enforcement action if a company excluded portions of a Proposal or Supporting Statement that contained unsupported assertions similar to those listed above. *See, e.g., National Fuel Gas Company* (November 18, 1999). Because most of the statements in the Supporting Statement and essential parts of the Proposal itself are materially false and misleading, the Company believes that the entire Proposal may be excluded under Rule 14a-8(i)(3) as being in violation of the proxy rules.

Rule 14a-8(i)(7): Ordinary Business Operations

Rule 14a-8(i)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has provided guidance as to the Rule's purpose and application by indicating that:

"[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.... The second consideration relates to the degree to which the proposal seeks to'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal ... seeks to impose specific time frames."

Release No. 34-40018 (May 21, 1998).

The Proposal would "authorize, direct and instruct [the Board] to retain, within forty-five days of adoption of [the Proposal], the services of a reputable investment banker or other qualified financial advisor ... to prepare a report within one-hundred-and-twenty days" that will "enumerate and evaluate various means to improve the value of [the Company's] stock." Maximizing the value of a company is the primary goal of the board of directors of a for-profit corporation. To this end, the Board considers and implements business strategies and oversees the management of the Company. Choosing to retain an investment banker as an advisor on matters of general business strategy is a non-extraordinary transaction incident to the Board's managerial powers. As discussed above, ◀**Virginia**▶ law clearly empowers the Board to make such decisions in the course of the Company's ordinary business. Moreover, it is not an appropriate action for shareholders to set a time frame under which the Board must implement business strategies. Because the tasks of making decisions regarding maximizing the Company's value and determining whether and when to hire third parties to advise the Board in this process are so fundamental to the role of the Board and are carried out on an ongoing basis, they must be considered part of the Company's ordinary business operations.

The Supporting Statement to the Proposal also indicates that the Proposal is intended to supplant the role of the Board in the managing the ordinary business operations of the Company's. In the Supporting Statement, the Proponent expresses dissatisfaction with the rate of appreciation in the Company's stock and with the returns on shareholder's equity and suggests that the services of an investment banker are needed because "management appears incapable of establishing goals and written plans to improve the poor stock price." The Supporting Statement also lists possible Company actions, such as opening a new branch, changing business hours, making new loans, distributing ◀**capital**▶ to shareholders, or repurchasing shares, that are related to the day-to-day management and operation of the company.

The Division consistently has allowed registrants to exclude shareholder proposals that seek to require a company's board of directors to retain the services of a third party consultant for the purposes of maximizing shareholder value. Such proposals generally are regarded as relating to non-extraordinary transactions and are considered part of a company's ordinary business operations. For example, in *Marsh Supermarkets, Inc.* (May 8, 2000), the proposal at issue recommended that the board of directors engage a nationally recognized investment banker to explore alternatives to enhance the value of Marsh, and in *Sears, Roebuck and Co.* (February 7, 2000), the proposal at issue requested that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." The Division granted no-action relief in each of these circumstances because it found some basis for excluding the proposals under Rule 14a-8(i)(7) as relating to the ordinary business operations of the company. *See also The Reader's Digest Association, Inc.* (August 18, 1998) (hiring investment banker to evaluate options for reorganization or divestment of assets), *Bel Fuse Inc.* (April 24, 1991) (hiring investment banker to explore alternatives for maximizing shareholder value), and *Integrated Circuits Inc.* (December 27, 1988) (hiring investment banker to evaluate company and make recommendations to maximize shareholder value).

Rule 14a-8(i)(10): Substantially Implemented

Finally, the Company believes that the Proposal also may be excluded under Rule 14a-8(i)(10) because the

Company has already substantially implemented the Proposal. "[A] determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Company has hired an investment banking firm to investigate means to enhance shareholder value and, therefore, the Company believes that the Proposal is moot.

Conclusion

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proposal is omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(1), (3), (7) & (10). Should the Division disagree with our conclusion regarding omission of the Proposal, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

Enclosed herewith for filing pursuant to Rule 14a-8(j) of the Act are six (6) copies of this letter and the Proponent's Proposal. A copy of this letter also has been sent to the Proponent to advise him of the Company's intention to omit the Proposal from its 2001 proxy materials.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Should the Division disagree with our conclusion or need additional information or further explanation, we request the opportunity to confer with the Division prior to the issuance of its response. Please feel free to contact the undersigned at (202) 686-4915. Thank you for your help in this matter.

Sincerely,

MULDOON MURPHY & FAUCETTE LLP

Lori M. Beresford

cc: Frank Eubank Booker, III

Samuel C. Harding, Jr.

[APPENDIX]

SHAREHOLDER PROPOSAL

"RESOLVED, that the shareholders of ◀**Virginia Capital**▶ Bankshares, Inc. ("VCAP") hereby authorize, direct, and instruct the Board of Directors to retain, within forty-five days of adoption of this resolution, the services of a reputable investment banker or other qualified financial advisor, not now nor within the past two years under contract with VCAP, to prepare a report within one-hundred-and-twenty days from the adoption of this resolution. The report shall enumerate and evaluate various means to improve the value of VCAP's stock and to provide shareholders a reasonable rate of return on their investment, including, without limitation, the potential sale of VCAP. Such report shall be mailed to all shareholders of record, as of the date of the report, within thirty days of its receipt."

Supporting Statement

Since VCAP's initial public offering, VCAP has had a sufficient time to intelligently deploy ◀**capital,**▶ grow corporate earnings and increase shareholder value. Although VCAP has applied to change its charter from a federal thrift to a **Virginia** commercial bank, there is no reason to believe that simply changing charters, but keeping the same complacent management and directors, will help stockholders.

VCAP has generated low returns on equity for shareholders due largely to lack of leadership and of innovation and the complacency of management and directors. VCAP's stock rarely has traded at prices above book value ($16.50 per share as of November 2, 2000). VCAP is undervalued, and management appears incapable of establishing goals and written plans to improve the poor stock price.

Management has failed to open a new branch office in seventeen years or to offer competitive operating hours, the result of which has been loss of deposit market share. Additionally, VCAP is EXTREMELY OVER-CAPITALIZED. As of September 30, 2000, VCAP had over $100,000,000 in excess ◀**capital**▶ per the Office of Thrift Supervision standards. This means that VCAP has a large amount of shareholders' equity that could be used for new loans, distributions to shareholders or for the repurchase of shares to increase the share price. This excess **capital** has been underutilized and is a major reason for VCAP's mediocre financial performance. VCAP's executive management also appears to be paid well above market value, particularly based upon their poor results for shareholders.

To summarize, VCAP has under-performed for the last two years, and management and directors must be advised and directed as to how best to increase shareholder returns. The Board of Directors must take immediate, proactive steps to increase and maximize shareholder value. The engagement of an investment banker or other financial advisor to assist VCAP is essential to this process. Shareholders must receive a copy of the report, as management has not in the past provided to shareholders tangible goals for improvement. Please vote FOR the resolution on your ballot. Thank you.

IF YOU AGREE WITH THIS PROPOSAL, PLEASE MARK YOUR PROXY "FOR". OTHERWISE, AN ABSTENTION MAY HAVE THE EFFECT AS A "NO" VOTE.

[LETTER OF INQUIRY 2]

December 15, 2000

Office of the Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

phone ________________________________

Re: Shareholder Proposal and Supporting Statement by me (Frank E. Booker, III).

◀**Virginia Capital**▶ Bancshares (VCAP)

400 George Street

Fredericksburg, ◀**VA**▶ 22404

Dear Ladies and Gentlemen:

Please allow this letter to respond to a letter dated November 11, 2000, to you from Ms. Lori M. Beresford, attorney for ◀**Virginia Capital**▶ Bancshares, regarding my Shareholder Proposal and Supporting Statement dated November 2, 2000.

I received Ms. Bereford's letter yesterday, December 14, 2000, and will be happy to respond to her concerns.

Please allow me one week to prepare a detailed letter to address her points. I am hopeful that once I supply you with the detailed facts and research that form the basis for my Proposal, you will require VCAP to include my Proposal in its forthcoming proxy material.

Let me emphatically state that I will be happy to change any part of the Proposal and Supporting Statement you feel is not appropriate, but I am hopeful that you'll allow VCAP's shareholders an opportunity to express their opinion democratically.

Please find enclosed six copies of this letter per the rules and also six copies of all of my correspondence dated November 2, 2000, to ◀Virginia Capital.▶ These include:

(a) A complete copy of my November 2, 2000, Shareholder Proposal letter. Ms. Beresford did not send you my letter as submitted to VCAP in her letter to you dated November 11, 2000 (Exhibit "A").

(b) A copy of my November 2, 2000, letter to VCAP in which I nominated myself to run for VCAP's Board of Directors at the 2001 Annual Meeting. She failed to tell you about this (Exhibit "B").

(c) A copy of my November 2, 2000, letter requesting three specific agenda items to be considered as official business at the 2001 Annual Meeting. Ms. Beresford failed to let you know about this also (Exhibit "C").

VCAP has not responded to my Nominating Shareholder letter nor has VCAP agreed to place any of the requested official business items on the agenda. I believe six weeks is long enough.

Hopefully all three letters will aid in your understanding of my Proposal and Supporting Statement and the context of it in my attempt to provide shareholder democracy and fair play.

Please call me at (912) 638-0333 if I may answer any questions. I wish to fully comply with your rules and apologize if I've made an error.

My full response will be sent by next Friday, December 22, 2000. Please acknowledge receipt of this by signing below and returning a copy to me in the enclosed self-addressed envelope. Thank you very much.

Sincerely,

Frank E. Booker, III

c: Ms. Lori M. Beresford

Enclosures as per this letter

Above letter received: ______________________________

Date received

[LETTER OF INQUIRY 3]

December 21, 2000

Office of the Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

phone ______________________

Re: Shareholder Proposal and Supporting Statement by me (Frank E. Booker, III).

◀Virginia Capital▶ Bancshares (VCAP)

400 George Street

Fredericksburg, ◀VA▶ 22404

Dear Ladies and Gentlemen:

Please allow this letter to follow up my letter dated Friday, December 15, 2000, to you regarding the above matter. In that letter I had a typo that said my letter was responding to a letter dated November 11, 2000, to you from attorney Lori Beresford. It should have said *I was responding to her letter dated December 11, 2000*, to you and which I received on December 14, 2000. My apology.

In my letter of December 15, 2000, to you I asked for time to gather documents that I believe provide a solid foundation for my *Shareholder Proposal and Supporting Statement dated November 2, 2000.* Again, Ms. Beresford did not send you my complete letter to Peggy Newman of VCAP. For the sake of clarity, I again enclose it as "*Exhibit A*" as it was sent to VCAP.

If I may, please let me now address Ms. Beresford's concerns/opposition. Naturally she has created all types of defenses from the VCAP Board and management which is, in my humble opinion, a deeply entrenched and self-perpetuating group led by an 85 year old Chairman whose age, per VCAP's own By-Laws (Article II, Section I enclosed as "*Exhibit B*") is 13 years older than VCAP allows, *except for its own incumbents* as of June 30, 1999. So let's begin knowing that VCAP has organized itself to keep existing older incumbent directors, but to exclude some others from serving as directors because of age.

Ms. Beresford claims my Proposal would violate ◀**Virginia**▶ law because it would require the Board to take action contrary to its day to day responsibility. In fact, nothing could be further from the truth. My proposal simply recognizes that neither the existing management nor Board members have the experience or the educational background to make major **capital** allocation decisions for VCAP. They need professional guidance; Ms. Beresford agrees with this.

Ms. Beresford has not refuted the fact that *VCAP is heavily overcapitalized* because in its own 10-Q filing with the SEC for the period ending September 30, 2000, (page 15 and the cover page are enclosed as "*Exhibit C*"), that fact is plainly shown by VCAP.

Ms. Beresford also tells us that the Board has already hired an investment banker, so what I'm suggesting is that shareholders be informed by a written report how the market values VCAP in a merger or takeover and as a "stand alone" company. But I'm asking that a new advisor be hired as I do not believe the existing adviser has given good advice, particularly with regard to VCAP's lack of aggressiveness in repurchasing its own shares. Beginning in July of this year a new rule allowed thrifts like VCAP to repurchase significant amounts of their own shares. In summary, I believe her objection is unwarranted based on the above.

In her second argument, Ms. Beresford claims my Proposal and Supporting Statement have false or misleading statements. Let me address her concerns. I am not suggesting that VCAP's existing third party investment advisor isn't qualified because I don't know who they are or what their recommendations are. Ms. Beresford did not identify them. If VCAP would share all written information the existing advisor has provided the Board with all shareholders, we can make our own judgments. But VCAP has not done so and probably will not agree to do so unless shareholders require it.

I do believe 45 days is a sufficient time to hire an advisor and certainly 120 days is long enough for an evaluation. Bank and thrift mergers have taken place in much tighter time frames than that. This is not rocket science and VCAP is not a large company.

The cost of mailing the recommended written report would probably be in line with the cost of mailing an Annual Report and Proxy on a per person basis. No maximum or minimum dollar amount has been put in my Proposal as I didn't want to limit the Board in that regard.

Let me comment on Ms. Beresford's other objections in my Supporting Statement:

1. Regarding my *opinion* that "although VCAP has applied to change its charter from a Federal Thrift to a ◀**Virginia** ▶ commercial bank, there is no reason to believe that simply changing charters, but keeping the same complacent management and directors, will help stockholders," let me say this. I am not aware of anyone experienced in **Virginia**

commercial banking who is now employed as an officer or director of VCAP nor do I know of any claim by management to have any experience in commercial banking vs. their experience as a thrift/savings bankers.

2. Regarding my *opinion* that "VCAP has generated low returns on equity due largely to lack of leadership and of innovation and the complacency of management and directors, I enclose as "*Exhibit D*" VCAP's own financial records and analysis as follows:

(a) pages 4 and 5 from VCAP's 1999 Annual Report to shareholders. Page 5 shows VCAP's 1999 "return on average equity" as 4.98% (fourth line from top).

(b) VCAP's September 30, 2000, Form 10-Q filed with you; page 13 reflects a return on average equity at 5.03% for the three months ended September 30, 2000.

It is commonly accepted that a minimum of 10% to 12% is an acceptable return on equity. VCAP itself generated a 10% return in 1995 before it went public. But since going public their return on equity has been low.

3. Regarding my *opinion* that "VCAP is undervalued and management appears incapable of establishing goals and written plans to improve the poor stock price," let me say this. I am not aware of any written goals or plans provided shareholders in any of VCAP's Annual Reports or quarterly reports that outline specific and measurable performance goals for management in terms of return on investment, growth in market share, growth in earnings per share, and so on. If such written goals exist, please provide them to shareholders.

4. In my *opinion* "VCAP is EXTREMELY OVERCAPITALIZED... and that is a major reason for VCAP's mediocre financial performance." To support my opinion with facts, please find enclosed as "*Exhibit E*" an article entitled *Another Cheap Trick* by Robert Clark, an analyst with well regarded SNL Securities in Charlottesville, ◀**VA.**▶ This September, 2000, article *specifically pinpoints VCAP as a "no brainer" for repurchasing more shares* more quickly and *boosting earnings per share and the return on equity. It characterizes VCAP as "one of the most highly capitalized thrifts in the industry...."* I believe you'll find this article very informative and supportive of my position.

5. Regarding my statement that "Shareholders must receive a copy of the report, as management has not in the past provided to shareholders tangible goals for improvement," all I can say is that I believe that statement is true, at least it is my opinion. I have not seen any significant written tangible financial goals set by VCAP as mentioned above.

In no way am I attempting to impugn the character of VCAP's management. I am sure VCAP's management and Board are nice people. I'm simply suggesting that *it is reasonable for shareholders to expect the Board and management to give us tangible written goals for the company by which we can measure the success or non-success of the Board and management and, consequently, their compensation and future employment.* I invite management to provide shareholders tangible written goals and standards so we can judge their performance objectively.

Let me now move (page 4 of Ms. Beresford's letter) to her five *untrue allegations* regarding other portions of my Supporting Statement that she wrongly claims are misleading:

1. I stated that "management has failed to open a new branch office in 17 years or to offer competitive hours, the result of which has been loss of deposit market share."

I based that statement on data from VCAP's Prospectus dated November 9, 1998, filed with the SEC and on marketing surveys I've done over the past year.

Enclosed as "Exhibit F" are selected pages of VCAP's Prospectus. On page 6 (six) of the Prospectus under the "Use of Proceeds" caption, VCAP stated "the Bank intends to pursue means of expanding market share ... through the acquisition of branch offices from other financial institutions or through the acquisition of such companies." So, *we were led to believe VCAP would acquire/open new offices.* During the two years since that Prospectus, VCAP has failed to keep its promise.

On page 72 of the Prospectus VCAP showed the last office it acquired was in 1983 (3600 Plank Road office); that is 17 years ago. I am not aware of any offices opening or being acquired since VCAP went public. If I am wrong, I'll be happy to admit it.

It is a matter of common sense to believe that in a growing area opening new offices would help maintain or increase market share. Please note that *on page 72 of its Prospectus VCAP claimed it..."intends to capitalize on its growing market...and to expand its market share* through offering new products and services."

So, VCAP characterizes its market as growing and led me to believe it would improve market share through the addition of new products and services *and new branch facilities.*

I believe that a comparison of deposit market share showing banks and thrifts in VCAP's area over the past several years will reflect slippage by VCAP (Fredericksburg Savings Bank). If that is not the case, VCAP can simply cite the statistics. Please use the last five years.

Prior to the VCAP 2000 Annual Meeting on April 7, 2000, *I did a marketing survey regarding hours of operation* of VCAP and competitors and found that VCAP's bank *(Fredericksburg Savings Bank) opened at 9 a.m. and closed at 3 p.m. Monday through Thursday. That is correct, both the bank lobby and drive-ins closed at 3 p.m.* Competitors including First ◀**Virginia**▶ Bank, SunTrust, BB&T, Wachovia and others were open as early as 8 a.m. for their drive-in facility and stayed open as late as 7 p.m. for their drive-in. In addition, their lobby hours were generally at least 9 a.m. to 5 p.m. or 6 p.m. and First **Virginia** even remains open until 7 p.m. Thus, VCAP, I feel, was not competitive.

I found no other competitors whose hours of operation were as few as those of VCAP/Fredericksburg Savings. I invite Ms. Beresford to provide contrary evidence. Most competitors had somewhat extended hours on Friday and are open, as is VCAP, 9 a.m. to noon on Saturday.

So, empirical research reflects VCAP/Fredericksburg Saving Bank's less than competitive hours. You can call the local banks and check for yourself. It is easy to verify.

As I understand it, VCAP made a slight change *after I made my observations public at VCAP's 2000 Annual Meeting.* Their drive-ins are open until 6 p.m. Monday--Thursday, but their lobbies (where you'd go to get a loan, open a checking or savings account, etc.)still close at 3 p.m.). First ◀**Virginia's**▶ lobby is open 9 a.m.--2 p.m. and 4 p.m.--7 p.m. They know how to serve customers. First **Virginia's** drive-ins are open 8 a.m.--7 p.m. Monday--Friday and half a day on Saturday. Other competitors also have longer customer friendly hours.

In conclusion, I believe it is reasonable to believe that those banks that offer extended hours of operation will do better than those whose lobbies are open only six hours a day as is VCAP. *Enclosed as "Exhibit L"* is a newspaper article dated April 8, 2000, regarding the VCAP Annual Meeting and VCAP's 9 a.m.--3 p.m. hours of operation as undisputed by VCAP's Sam Harding at that time.

2. In my *opinion* "VCAP management is paid well above market value, particularly based upon their poor results for shareholders."

To support my opinion on compensation, I enclose as "*Exhibit G*" a newspaper article dated October 11, 2000, from the local Fredericksburg paper, *The Free Lance Star.* The article states *VCAP executives Sam Harding and Peggy Newman were the 76th and 77th highest paid executives in the entire state of* ◀***Virginia***▶ *in 1999* with compensation of more than $2 million each. I have no reason to believe the article isn't factual. The compensation committee at VCAP and Ms. Newman refused to comment according to the article.

Please just look at VCAP's own 2000 Proxy material as it supports the $2 million total compensation figure. I know of no other thrift in ◀**Virginia**▶ the size of VCAP whose stock sells for less than its ($16.50) book value that paid its two top executives $2 million each in 1999; and, as a measure of effectiveness, where the return on equity was only about 5% was/is the case with VCAP.

3. With regard to my *opinion* in the Supporting Statement that "VCAP has underperformed for the last two years," the information shown earlier regarding its *poor return-on-equity supports this opinion.* How many of its peers are earning less than 6% on average equity and are paying two executives $2 million each at a $540 million asset thrift with an equity to asset ratio of 29%? My guess is very few, if any. If I am wrong I'll be happy to admit it.

4. With respect to my *opinion* that "Shareholders must receive a copy of the report, as management has not in the past provided to shareholders tangible goals for improvement," let me say that I am not aware of any such tangible goals by management or the Board given to owner/shareholders.

I've looked at VCAP's Annual and quarterly reports and find NO tangible goals for improvement. Please let me know if I am wrong and I will happily admit it.

Quite frankly. I am skeptical that VCAP management would want a report critical of them going to shareholders. But since we're paying for it, we deserve to see it. If VCAP management is confident it is doing a good job, why would they care if shareholders got a copy? We deserve to see if the Board and management are worth what they are being paid. If they are as good as they wish us to believe, let them prove it. If they are less than adequate, let them admit it.

In addition, it is my belief that the SEC wanted to "level the playing field" and encourage corporate democracy by allowing shareholders to vote upon matters that aren't necessarily flattering to incumbent management or the Board. In VCAP's case, with three incumbent Board members (Messrs. Rowe, Hicks, and McKann) well over VCAP's By-Laws 72 age maximum (with exception for them only), their directors receive generous $24,000 annual director fees and free VCAP stock. It might appear that an entrenched group wants no "outsiders" to ask difficult questions.

5. My final statement concerned using VCAP's excess equity to repurchase its own shares. It is generally held that repurchasing one's shares near or reasonably above book value increases the intrinsic value of the remaining shares. If this were not the case, why has VCAP already repurchased over two million of its own shares?

Ms. Beresford claims the stock has traded well above its book value of $16.50 per share for meaningful periods of time. *That is not true. As "Exhibit H" shows, VCAP has traded for under book value most of calendar 2000.* Today its price is $16; book value is $16.50.

My source for believing that repurchasing shares at today's depressed price is beneficial is shown as "*Exhibit I*," an excerpt from the July 31, 2000, issue of the *Outstanding Investor Digest. Please see page 5 under the "Impact of Share Repurchases" section.* Again, *if it were not helpful, why has VCAP already repurchased over two million of its own shares?*

Finally, I'd like to *enclose two Shareholder Proposals the SEC approved* for the 2000 Proxy statement of the *Coca-Cola Company* as "*Exhibit J.*" It seems to me that my Proposal and Supporting Statement are pretty bland when compared to those, and if the SEC found these to be acceptable I'd hope for a favorable ruling on my Proposal.

Also enclosed as "Exhibit K" is a copy of a Schedule 13D filed in September, 1999, on a thrift called Perry County Financial Corporation by an investment group. The content of the Shareholder Proposal of the investment group shareholders and of its Supporting Statements are similar to mine, and the SEC found it acceptable.

Ms. Beresford also claims my Proposal is moot because VCAP has already hired an investment adviser. *This admission makes it clear that the Board needs guidance and they recognize they need guidance and help from professional advisers.* But what we don't know is who the adviser is or what they told the VCAP Board. My Proposal asks for disclosure.

Would VCAP find it acceptable to mail all shareholders a copy of the existing advisors' report? If not, why not?

It seems time critical to me as a shareholder to impose time *discipline on a Board that appears complacent* to me. I've never heard VCAP's 85 year old Chairman address shareholders at Annual Meetings nor has the Board added even one new office in the past 17 years. VCAP's 29% equity to asset ratio is unquestionably excessive.

VCAP is a "ship that needs a rudder." Please approve my Proposal so that some sort of discipline can be put in place and shareholders be advised in writing of specific and measurable goals. The Board and management at VCAP may be nice but need help.

Please know *I'll be happy to change the wording on anything* or any areas you wish. It is my hope that the purpose of my Proposal, giving shareholders a chance to really express themselves, can be maintained. Enclosed as "*Exhibit M" is an unsolicited letter I received right after the 2000 Annual Meeting* in which fellow shareholder Andrew Ornoff (whom I didn't know) asked me to run for the Board; he *cites* the *lack* of response of VCAP President Sam Harding and VCAP's auditors to questions asked at the 2000 Annual Meeting. I thought the meeting was a disgraceful show of lack of respect for shareholders by VCAP. I believe Mr. Ornoff would agree.

Thank you very much for your consideration. Would you please acknowledge receipt of this by signing below as indicated and returning a copy of this letter in the self-addressed envelope.

Six copies of all of this and all exhibits are enclosed. A copy is being sent to Ms. Beresford. Please call me at (912) 638-0333 on any questions. Thank you.

With best wishes, I am

Sincerely,

Frank E. Booker, III

c: Ms. Lori M. Beresford, VCAP attorney

enclosures as per this letter (Exhibits A-I)

Above letter and enclosures received: X______________________

Date received: X__________________________

[STAFF REPLY LETTER]

January 16, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: ◀**Virginia Capital**▶ Bancshares, Inc.

Incoming letter dated December 11, 2000

The proposal directs the board to retain a reputable investment banker or other qualified financial advisor to evaluate and report on various means to improve the value of ◀**Virginia Capital's**▶ stock and provide shareholders a reasonable rate of return on their investment, including, without limitation, the potential sale of **Virginia Capital.**

There appears to be some basis for your view that ◀**Virginia Capital** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if **Virginia Capital** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **Virginia Capital** relies.

Sincerely,

Michael Coco

Attorney-Advisor

*2004 SEC No-Act. LEXIS 456, **

2004 SEC No-Act. LEXIS 456

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 27, 2004

CORE TERMS: proponent, shareholder, staff, stockholder, eligibility, no-action, ownership, excludable, Exchange Act, maximize, proxy, annual meeting, enforcement action, proxy statement, non-extraordinary, continuously, recommend, one-year, investment banking firm, board of directors, eligible, investment bank, stock, submitting, enhance, merger, record holder, one year, deadline, respectfully request

[*1] BKF Capital Group, Inc.

TOTAL NUMBER OF LETTERS:
4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BKF Capital Group, Inc.
Incoming letter dated January 14, 2004

The proposal requests that BKF engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company.

There appears to be some basis for your view that BKF may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if BKF omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BKF relies.

Sincerely,

John J. Mahon
Attorney-Adviser

INQUIRY-1:

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1395
[*2] DIRECT FAX: (212) 403-2395

February 11, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BKF Capital Group, Inc.
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j)

Dear Ladies and Gentlemen:

We are writing on behalf of our client, BKF Capital Group, Inc. ("BKF" or the "Company"), in response to the January 19, 2004 letter from Opportunity Partners L.P. (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy material for its 2004 Annual Meeting of Stockholders. A copy of the letter is attached hereto as Exhibit A (the "Proponent Response Letter"). On February 9, 2004, the Proponent filed the Proponent Response Letter with the Commission as an attachment to an amended Schedule 13D filing, which is attached hereto as Exhibit B.

On January 14, 2003, we submitted a letter (the "No-Action Letter Request") on behalf of the Company to request confirmation from the Staff of the Division **[*3]** of Corporation Finance (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy material for its 2004 Annual Meeting of Stockholders. The Proponent Response Letter is the Proponent's response to the No-Action Letter Request.

For the reasons set forth below, we respectfully disagree with a number of the assertions in the Proponent Response Letter, and we again request the relief specified in the No-Action Letter Request. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter and its attachments are enclosed and a copy of this letter is being forwarded to the Proponent.

Discussion

The Proponent Response Letter sets forth no substantive responses to the bases for exclusion raised in the Company's No-Action Letter Request. Rather, the Proponent uses the Proponent Response Letter as a forum to make allegations of bad faith, legal gamesmanship and implied unethical conduct on the part of the Company and its counsel and to advance Proponent's personal agenda of eliminating or amending Rule 14a-8 under the Exchange **[*4]** Act. Whatever one may think of the Proponent's efforts to rewrite the shareholder proposal rules under the Exchange Act, Rule 14a-8 is still applicable law and the Company believes that, for the reasons stated in the No-Action Letter Request, the Proposal fails to comply with that Rule.

Proponent's Response Regarding First Ground for Exclusion: Failure to Provide Proof of Stock Ownership (Rule 14a-8(b))

The Proponent Response Letter fails to explain on what grounds the Proponent was eligible to file a

Schedule 13D, and how that filing establishes ownership for the purposes of Rule 14a-8. In the Proponent Response Letter, the Proponent makes clear that its Schedule 13D filing was simply an attempt to satisfy the eligibility requirements of Rule 14a-8. As discussed in the No-Action Letter Request, simply filing an unsubstantiated proposal on Schedule 13D that a shareholder proponent is not eligible to use under the terms of that form should not satisfy such proponent's burden of proving its eligibility to submit a proposal under Rule 14a-8(b). As stated on the cover page of the form itself, Schedule 13D is a statement of beneficial ownership filed pursuant to Rule 13d-1(a), specifically **[*5]** for certain holders of more than five percent of the Company's securities. The fact that Proponent could face criminal penalties for misstatements in a Schedule 13D does not change the fact that the Proponent's filing was not a statement filed pursuant to Rule 13d-1(a). Permitting any stockholder to establish eligibility under Rule 14a-8 by simply filing its proposal on a Schedule 13D could dilute the importance of Schedule 13D filings to the investing public, which expects such filings to relate to material developments with respect to significant stockholders as provided in that form. Moreover, the Proponent had other, clearly established alternatives to satisfying the eligibility requirements of Rule 14a-8(b). As footnote 1 to the Proponent Response Letter shows, the Proponent was aware of these alternatives but for some reason failed to follow them.

In regards to the allegation that the Company purposely waited to respond in order to pass the Company deadline for submissions of shareholder proposals, we wish to highlight three points. First, the Company complied with the notice and timing requirements of Rule 14a-8(f) and Rule 14a-8(j). Second, we are at a loss to understand the **[*6]** Proponent's allegation that the Company's filing of a no-action letter after the deadline for shareholder proposal submissions (but within the time frame mandated by Rule 14a-8(j)) was a "delaying tactic." The Company fails to see how the Proponent was prejudiced or harmed by this. The Proponent is entitled to submit one shareholder proposal per year (i.e., the Proposal), and any additional shareholder proposals from Proponent would have been excludable under Rule 14a-8(c). While we are mindful that the Staff receives most no-action requests with respect to shareholder proposals during the buildup to the regular annual meeting season, the Proponent offers no support for its implicit assertion that filing a no-action request at this time harms the Proponent more than the Company. Third, under Rule 14a-8(f) and related interpretations, the Company is not obligated to continually point out procedural flaws with the Proposal. The Company previously notified the Proponent of the eligibility defect in the Proposal and how to remedy it in accordance with Rule 14a-8(f). The Company believes the Proponent's attempt to remedy the defect was not adequate, and accordingly noted that in its No-Action **[*7]** Letter Request submitted pursuant to Rule 14a-8(f) and Rule 14a-8(j). Despite the Proponent's stated desire to change how the shareholder proposal rules work under the Exchange Act, there is no obligation to "pick up the phone and talk" about the Proposal, or to continue to point out to the Proponent how to comply with the shareholder proposal rules beyond what the Company did. We note in this regard that the Company received no call from the Proponent to discuss the Proposal. Judging by the tone of the Proponent Response Letter, one must seriously doubt whether discussions with the Proponent would bear any fruit.

Proponent's Response Regarding Second Ground for Exclusion: Ordinary Business Operations of the Company (Rule 14a-8(a)(i)(7))

The Proponent Response Letter offers no substantive response to this ground for exclusion. Clearly, the Proponent feels that the Proposal is important, but that does not make it a proper subject for shareholder action. As discussed in detail in the No-Action Letter Request, the Proposal is substantially similar to shareholder proposals that in previous no-action letters the Staff determined it would not recommend enforcement action if such **[*8]** proposals were excluded, as such proposals related to ordinary business matters. The Proponent offers no substantive counterargument or response to this fact. Presumably this line of no-action relief falls into the category of no-action letters that the Proponent has previously termed as "inconsistent" and "based on shaky legal reasoning," as quoted in the Proponent Response Letter. Moreover, given the Proponent's cited concern about how much time the Staff spends processing no-action letters regarding shareholder proposals, we find it odd that the Proponent would in the same letter threaten potentially frivolous and time-consuming litigation presumably against the Staff and the Company should the Proposal be excluded as an ordinary business matter. This seems just the sort of legal gamesmanship that the Proponent professes to decry so much.

Conclusion

As discussed above, we reassert our belief that the Proponent has not provided sufficient evidence of its eligibility to submit a shareholder proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the Company's proxy materials for its 2004 Annual Meeting of **[*9]** Stockholders. We also reassert our belief that failure to allow the Company to exclude the Proposal would cut against the long-standing policy of the Staff concerning ordinary business matters, and respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the Company's proxy materials for its 2004 Annual Meeting of Stockholders on that basis.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (212) 403-1395.

Sincerely,

Benjamin D. Fackler

INQUIRY-2:

Opportunity Partners L.P.
60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

January 19, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BKF Capital Group, Inc. (the "Company") -- Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a letter dated January 14, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you seeking **[*10]** no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." Mr. Fackler proposes two bases for omitting our proposal: (1) "The proponent has not provided proof of stock ownership;" and (2) "The proposal deals with a matter relating to the ordinary business operations of the Company." Neither contention has any merit.

As Mr. Fackler stated, the Company notified us in a letter dated November 3, 2003 that it did not consider a letter dated October 15, 2003 from our broker stating that we had held more than $ 2,000 worth of the Company's stock continuously for 12 months to be proof that we had owned it for more than one year on October 14, 2003, the date of our letter to the Company which contained our shareholder proposal. Assuming the truthfulness of our broker's letter, the Company apparently wanted proof that we did not purchase our shares on October 15, 2002, which was the only possible way that we would not have owned more than $ 2,000 worth of the Company's stock continuously for more than one year as **[*11]** of October 14, 2003. n1 n1 If we had purchased our shares on October 15, 2003, we could have easily defused the Company's "concern" about our stock ownership by simply resubmitting our proposal in a letter dated October 15, 2003 and ask that it supersede our October 14th letter (since the deadline for submissions was not until December 17, 2003).

For the record, we hereby state that we have continuously owned far more than $ 2,000 worth of the Company's stock for several years. To erase all doubts about our eligibility, we filed a Schedule 13D on November 17, 2003 in which we stated: "As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $ 2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting." Contrary to Mr. Fackler's misleading statement that "The Company has received no subsequent communications from the Proponent other than a copy of the Proponent Schedule 13D as filed with the Commission," we faxed a both a cover note and copy of our Schedule 13D to the **[*12]** Company's secretary on November 17th. In the cover note (which was included in Mr. Fackler's submission package to you **but conspicuously not mentioned in his letter),** we stated: "I expect you have seen this already. **Please call me if you have any questions."** (emphasis added)

Rule 14a-8(b)(2)(ii) permits us to demonstrate eligibility "only if you have filed a Schedule 13D ... reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins ... and by submitting to the company a copy of the schedule ...." n2 We filed Schedule 13D and submitted it to the Company along with our cover note as a good faith effort to comply with Rule 14a-8(b)(2)(ii). Yet, the Company did not call us or otherwise inform us that it did not deem our Schedule 13D filing to be adequate. Thus, we reasonably assumed that it was satisfied that we had cured the perceived procedural deficiency it set forth in its November 3, 2003 letter. Instead, it bided its time, waiting almost two months (and well past its December 17, 2003 deadline for submitting a stockholder proposal) to request a no action letter from you if it excludes our proposal from its proxy materials. **[*13]**

n2 Mr. Fackler implies that this language requires us to have filed a Schedule 13D on or before the date we submit our proposal to the Company rather than simply that the Schedule 13D itself, whenever it is filed, must reflect our ownership of the shares as of or before the date on which the one-year eligibility period begins. The latter reading is more reasonable in light of (a) the serious consequences of making a false statement of fact in a Schedule 13D, (b) the intent of rule 14a-8(b)(2)(ii) to provide an alternative method to demonstrate one's eligibility to submit a stockholder proposal, and (c) the intent of Section 14 itself, i.e., to promulgate rules that advance the public interest or protect investors in matters relating to proxy solicitations.

Mr. Fackler incorrectly asserts that our filing and delivery to the Company of a Schedule 13D in which we stated that "Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $ 2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting," does not change anything. The instructions for Schedule 13D state: **"Intentional misstatements or [*14] omissions of fact [in Schedule 13D] constitute Federal criminal violations."** (emphasis added). On the other hand, a false statement of fact contained in a rule 14a-8 submission to a company would not lead to criminal penalties. That is a very big difference.

In any event, the Company's request for no action relief should be denied because the staff should not encourage the sort of gamesmanship the Company is using. Section G.5 of Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Rather than picking up the telephone and trying to resolve any question about our eligibility directly with us in a timely manner, the Company blatantly ignored the staff's policy about timely submissions of a no action request and chose to make a belated (at best) hypertechnical argument to you laced with red herrings about whether we were "eligible" to file Schedule 13D. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's **[*15]** staff receives] the heaviest volume of no-action requests between December and February of each year." Even if the its argument had any merit, granting the Company no action relief will only encourage other companies to use similar delaying tactics instead of making a good faith effort to resolve their differences with shareholder proponents.

With respect to Mr. Fackler's disingenuous attempt to portray our proposal as one involving "business matters that are mundane," we see no need to respond other than to say that (1) if he had a conscience, he would return the fees his law firm received from the Company for producing such drivel, and (2) if the staff does grant no action relief on the basis that our proposal deals with a matter relating to the Company's ordinary business operations, we would seriously consider litigating to have our proposal included in the Company's proxy materials.

In conclusion, based upon our extensive experience with shareholder activism, the Company's efforts to prevent our proposal from coming to a vote at the annual meeting, like those of many companies faced with proposals opposed by management, are in bad faith. There is little doubt that the Company **[*16]** does not really care whether we have continuously owned more than $ 2,000 worth of stock for more than one year and little doubt that it knows we have. All it wants to do is to derail a stockholder vote on our proposal by any means necessary, ethical or unethical. The larger question is whether the staff should permit this sort of legal gamesmanship which is costly not only to the Commission but to shareholders of affected companies. In this regard, we present below an excerpt from our comment letter of June 13, 2003 regarding Release S7-10-03 ("Possible Changes to Proxy Rules").

> The staff spends far too much time responding to no action requests from companies seeking to exclude shareholder proposals submitted pursuant to rule 14a-8. Furthermore, its responses have sometimes been inconsistent and not infrequently are based on shaky legal reasoning. I propose eliminating rule 14a-8 [and substituting an alternative scheme described in my comment letter for voting on shareholder proposals but] if rule 14a-8 is retained in substantially the same form, then to limit frivolous or abusive no action requests to exclude proposals, each request should be accompanied by an affidavit from **[*17]** the company certifying that: (1) management has made a reasonable effort to resolve its differences with the proponent and failed, and (2) the board has determined that (a) it is in the best interests of shareholders that the proposal in question be excluded from management's proxy card and (b) the cost of seeking no action relief is reasonable for the benefit to be gained.

Very truly yours,

Phillip Goldstein
Portfolio Manager

INQUIRY-3:

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1395
DIRECT FAX: (212) 403-2395

January 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BKF Capital Group, Inc.
Statement of Reasons for Omission of **Shareholder Proposal Pursuant to Rule 14a-8(j)**

Dear Ladies and Gentlemen:

We are writing on behalf of our client, BKF Capital Group, Inc. ("BKF" or the "Company"), with regard to a shareholder proposal dated October 14, 2003 (the "Proposal") submitted by Opportunity Partners L.P. (the "Proponent") in connection **[*18]** with the 2004 annual meeting of stockholders of the Company. On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal and the Proponent's supporting statement from its proxy statement and form of proxy for its 2004 annual meeting (the "2004 Proxy Statement"). The Company hereby requests that the Staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2004 Proxy Statement for the reasons set forth below.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six copies of this letter and its attachments are enclosed. We are forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the 2004 Proxy Statement. Although the Company has not yet finalized its schedule for the mailing of definitive proxy statements and other materials to its stockholders and the filing of such materials with the Commission, the Company will not mail and file such definitive materials **[*19]** before April 5, 2004.

The Proposal

On October 24, 2003, the Company received a letter dated October 14, 2003 from the Proponent setting forth the Proposal (the "October 14, 2003 Letter"). A copy of the October 14, 2003 Letter is attached as **Exhibit A.** The Proposal included in the October 14, 2003 Letter reads as follows:

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

On November 3, 2003, within 14 calendar days of receiving the October 14, 2003 Letter, the Company, pursuant to Rule 14a-8(f) under the Exchange Act, sent to the Proponent via first-class mail a letter (the "Company Letter"), a copy of which is attached hereto as **Exhibit B.** The Company Letter informed the Proponent that the October 14, 2003 Letter did not comply with the relevant requirements of the Exchange Act and specified the basis for noncompliance. In particular, the Company Letter informed the Proponent that the October 14, 2003 Letter did not adequately establish the Proponent's eligibility under Rule 14a-8(b)(2)(i) under the Exchange Act. The Company Letter also informed the **[*20]** Proponent that it could cure the identified deficiency by means of a response to the Company that must be postmarked, or transmitted electronically, no later than 14 days from the date it received such letter.

On November 17, 2003, the Proponent filed a Schedule 13D with respect to the Company ("Proponent Schedule 13D"), which is attached as **Exhibit C.** In the Proponent Schedule 13D, the

Proponent referred to the Proposal and attached as an exhibit its October 14, 2003 Letter. It is unclear on what basis under Rule 13d-1(a) of the Exchange Act the Proponent was eligible to file a report on Schedule 13D, since the Proponent stated in such filing that it beneficially owned less than 5% of the shares of common stock of the Company and did not disclose that it had in the past held an amount of such shares in excess of 5%. The Company has received no subsequent communications from the Proponent other than a copy of the Proponent Schedule 13D as filed with the Commission.

Grounds for Exclusion:

The Proponent Has Not Provided Proof of Stock Ownership (Rule 14a-8(b))

Under Rule 14a-8(b) of the Exchange Act, in order to be eligible to submit a proposal, a proponent must have **[*21]** continuously held at least $ 2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the company's securities as of or before the date on which the one-year eligibility period begins, a proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The statement from Samuels Chase & Co., Inc. enclosed with the Proponent's October 14, 2003 Letter was dated October 15, 2003 and included a statement that the Proponent had held Company shares for one year. In Staff Legal Bulletin No. 14, dated July 13, 2001 ("Staff Legal Bulletin No. 14"), the Staff expressly stated that a statement from a record holder that verified continuous ownership for one year but was dated one day before the **[*22]** shareholder proposal request does, not demonstrate sufficiently continuous ownership for the purposes of Rule 14a-8(b). See Staff Legal Bulletin No. 14, at C.1.c.(3). Similarly, a statement from the record holder dated one day after shareholder proposal request does not sufficiently prove continuous ownership, as it does not show that the Proponent held the requisite amount of Company shares on the date one year before the shareholder proposal request. In either case continuous ownership for one year from the date of the shareholder proposal request has not been established.

After the Company notified the Proponent of this deficiency within the required notification period, the Proponent did not respond directly to the Company. Instead, the Proponent filed the Proponent Schedule 13D. It is unclear on what basis under Rule 13d-1(a) of the Exchange Act the Proponent was eligible to file a report on Schedule 13D, since the Proponent stated in such filing that it beneficially owned less than 5% of the shares of common stock of the Company and did not disclose that it had in the past held an amount of such shares in excess of 5%. Furthermore, Rule 14a-8(b)(2)(ii) permits a person to establish **[*23]** eligibility if such person "has filed a Schedule 13D ... reflecting [such person's] ownership of the shares *as of or before* the date on which the one-year eligibility period begins" (emphasis added). The Proponent has not previously filed any Schedule 13D or other applicable form disclosing its Company shareholdings as of or before October 14, 2002. The Proponent Schedule 13D does not disclose share amounts even now. The Proponent simply includes, in Item 4 entitled "Purpose of Transaction," the same statement it had made in the October 14, 2003 Letter: that it had continuously held shares valued at more than $ 2,000 for more than one year before the date of submission of the Proposal. Neither the Proponent Schedule 13D or any other filing by the Proponent reflects its ownership as of or before the date on which the one-year eligibility period begins to establish its claimed ownership.

The Staff has asserted that a shareholder who is not the record holder is responsible for proving its eligibility to submit a proposal to a company. See Staff Legal Bulletin No. 14, at C.1.c. Simply filing the same unsubstantiated proposal on an Exchange Act form that a shareholder proponent is **[*24]** not eligible to use under the terms of that form should not satisfy such proponent's burden of proving its eligibility to submit a proposal, when neither the Schedule 13D nor any other filing with the Commission by such proponent regarding the Company states or discloses such proponent's ownership as of or before the date on which the one-year eligibility period begins. Indeed, this should especially be the case when there was a viable alternative to establishing ownership open to such proponent and disclosed in the company's response letter to the proposal: the proponent could have simply procured a properly dated statement from the record holder regarding its ownership of the shares, assuming it satisfied the applicable ownership requirements on that date.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period. See, e.g., Motorola, Inc. (August 12, 2003) (noting that proponent had not responded to company's request for documentary support that indicated that it satisfied the **[*25]** minimum ownership requirement for the one-year period); and JDS Uniphase Corporation (July 18, 2003) (noting that proponent had not responded within 14 day period to company's request for documentary support indicating that it satisfied the minimum ownership requirement for the one-year period).

The Company believes that the Proposal can be omitted pursuant to Rule 14a-8(b), because the Proponent has failed to provide documentary support indicating that it satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) within the statutory 14-day time frame set by Rule 14a-8(f). The Company advised the Proponent on a timely basis of the need for him to establish that proof and specifically informed him of the 14-day time period in which he had to respond.

The Proposal Deals With a Matter Relating to the Ordinary Business Operations of the Company (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) of the Exchange Act allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the company's ordinary business operations." Under this rule, shareholder proposals may **[*26]** be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other considerations. See Release No. 34-12999 (November 22, 1976). As the Commission recently explained, "the general underlying policy of this [rule] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [stockholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require that the Company engage an investment banking firm to explore alternatives to maximize stockholder value including a sale. While the Proposal refers to a sale of the Company as one possible alternative, **[*27]** it does not limit the scope of the Proposal to a sale of the whole Company or another extraordinary corporate transaction involving all, or substantially all, of the Company's assets. The text of the Proposal on its face would cover ordinary business matters as well as extraordinary corporate transactions. The board of directors and management of the Company could maximize shareholder value through any number of actions short of an extraordinary corporate transaction, such as reorganizing management, restructuring business operations or rationalizing cost structures. Such a broad mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. The DGCL states that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 141(a) of the DGCL. **[*28]** The Company's certificate of incorporation does not contain any limitation on the board's authority to so manage the Company. And the Proposal on its face is not limited to extraordinary corporate transactions that are reserved for stockholder approval under the DGCL, such as a merger or sale of all or substantially all of the assets of the corporation. It is precisely the role of the board of directors of a Delaware corporation to oversee the management and operation of a company in these ordinary business areas.

Moreover, when the Proposal and supporting statement are read together, it becomes even more apparent that the sole or primary focus of the Proposal is not an extraordinary corporate transaction. The supporting statement focuses on the Proponent's primary concern--general expense levels at the Company. The supporting statement reads in relevant part:

> We think the primary reason for BKF's low multiple [of market capitalization to assets] is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for [Franklin Resources], 30% for [Janus Capital] and 13% for [Waddell and Reed]. BKF's total operating expenses for 2002 consumed **[*29]** approximately 92% of revenues, leaving very little for stockholders.

Accordingly, the Proponent calls on the Company to retain an investment banking firm to evaluate alternatives to maximize stockholder value. The supporting statement mentions one way to cut expenses, namely, if a large financial management company were to do so after acquiring the Company. However, such an extraordinary corporate transaction is not the object or primary focus of the Proposal and supporting statement. The supporting statement focuses on expenses as the "primary reason" for the alleged underperformance of the Company's stock price, and it and the Proposal leave open numerous ways for the Company to maximize stockholder value short of a sale or other extraordinary corporate transaction. For example, to cut expenses the board of directors could revise the Company's general compensation policies, selectively reduce employee headcount, reduce spending on employee-related services or benefits (such as healthcare or insurance benefits), switch or renegotiate arrangements with suppliers and service providers or sell or shut down underperforming or high-expense business units. None of these alternatives **[*30]** would require a stockholder vote under the DGCL or involve any extraordinary corporate transaction, and all would impact expenses and thereby potentially shareholder value. Moreover, determining which, if any, of these actions would be the optimal means of cutting expenses for the purpose of maximizing shareholder value at the Company would require an intimate knowledge of the Company's business and operations. This determination is exactly the kind of complex ordinary business problem that management and boards of directors are better positioned to address than stockholders and that the ordinary business rule is intended to exclude from stockholder action.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) when the shareholder proposal appears to relate in part to non-extraordinary matters that constituted part of the company's ordinary business operations, even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. See, e.g., Telular Corporation (December 5, 2003) (stating that proposal to appoint a board committee to explore strategic alternatives to maximize shareholder value appeared to relate in part to **[*31]** nonextraordinary transactions and was excludable); Archon Corporation (March 10, 2003) (stating that proposal to appoint board committee to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); Lancer Corporation (March 13, 2002) (finding that proposal to retain investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); E*Trade Group, Inc. (October 31, 2000) (stating that proposal relating to establishing a committee to advise the board on ways to enhance shareholder value appeared to relate in part to non-extraordinary transactions and was excludable); and NACCO Industries (March 29, 2000) (stating that proposal to retain investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions and was excludable). As the Lancer Corporation and NACCO Industries no-action letters illustrate, this has **[*32]** been the case even when proposals involve hiring an investment banker to explore ways to maximize stockholder value. See also Sears, Roebuck & Co. (February 7, 2000) (finding that proposal to retain investment bank to prepare for a sale of all or parts of the company appeared to relate in part to non-extraordinary transactions and was excludable).

Moreover, the Staff has stated in a recent legal bulletin and has concluded in prior letters that decisions regarding general compensation are matters within the conduct of ordinary business operations. In Staff Legal Bulletin No. 14A, the Staff stated that as a general rule companies may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8 (i)(7), unless they focus on sufficiently significant social policy issues. See Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002) (discussing application of ordinary business rule to shareholder proposals regarding shareholder approval of equity compensation plans). Further, in no-action letters, the Staff has consistently taken the position that proposals that are not limited to matters of executive compensation relate to the conduct **[*33]** of a company's ordinary business and are excludable. See, e.g., Lucent Technologies Inc. (November 26, 2003) (stating that proposal regarding pay increases, stock options and other forms of compensation to management was related to general compensation matters and was excludable); and Lucent Technologies Inc. (November 6, 2001) (stating that proposal to decrease salaries, remuneration, expenses and other compensation of all officers and directors by 50% was related to general compensation matters and was therefore excludable). In the supporting statement, the Proponent focused on expenses, and in particular general compensation expense, as the primary reason for the allegedly low market valuation of the Company. General expense levels, and general compensation expenses, are ordinary business matters, absent some significant social policy issue. It seems odd that, if the Proposal were not excludable on ordinary business grounds, the Proponent could achieve what he would be unable to do directly (i.e., submitting a proposal on lowering general compensation expense) simply by proposing it indirectly through the supporting statement to a general proposal to hire an investment banker to **[*34]** maximize shareholder value.

We are aware of related no-action letters where the Staff has found that proposals are not excludable as ordinary business matters when the object or primary focus of a proposal is an extraordinary corporate transaction. See, e.g., Allegheny Valley Bancorp, Inc. (January 3, 2001) (stating that proposal to retain investment bank to solicit offers for the purchase of the company's stock or assets and present highest cash offer to shareholders was not excludable as it related to sale of the company to the highest bidder); The Student Loan Corporation (March 18, 1999) (stating that unable to concur that a proposal to hire investment banker to explore all alternatives to enhance the value of the company including a sale, merger or premium tender offer share repurchases was not excludable); Temple-Inland Inc. (February 24, 1998) (stating that proposal to retain investment bank to explore all alternatives to enhance stockholder value, including a sale, merger, or other transaction for any or all assets of the company, when read together with supporting statement, was not excludable as it appeared to focus on possible extraordinary business transactions); and The **[*35]** Quaker Oats Company (December 28, 1995) (stating that the object of a proposal to retain an investment bank to explore all alternatives to enhance the value of the company including a plan to separate the company's food and beverages business into two separate and independent publicly owned corporations or a sale or merger with another company was not excludable as it related to a decision concerning extraordinary corporate transactions (i.e., the separation of the company's businesses) rather than matters involving the operation of the company's ordinary business). However, unlike the proposals in these no-action letters, the Proposal does not focus primarily on or have as its object an extraordinary corporate transaction. The Proposal would have the investment bank explore alternatives to maximizing stockholder value, not a specific extraordinary corporate transaction. Moreover, as the Proponent states, the "primary reason" for the Company's market value being depressed is the Company's "excessive expenses," which would not require an extraordinary corporate transaction to address within the scope of the Proposal. Extraordinary corporate transactions normally involve all, or substantially **[*36]** all, of a company's assets through a spin-off, asset sale, merger, liquidation, etc. The Proposal itself is not in any manner limited to these extraordinary corporate transactions, but rather focuses on general expense levels, which could be addressed predominately through non-extraordinary means such as adjusting compensation policies.

Based on the above, the Proposal and its supporting statement intrude upon the board's statutory authority to manage the business and affairs of the Company under applicable law and focus on and relate to ordinary business matters. As a consequence, we believe that the Proposal and its supporting statement may properly be excluded from the 2004 Proxy Statement pursuant to Rule 14a-8(i)(7).

Conclusion

As discussed above, we believe that the Proponent has not provided sufficient evidence of its eligibility to submit a shareholder proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Statement. In the event that the Staff disagrees with the Company's conclusion that it may exclude the Proposal on eligibility grounds, we also believe that failure to allow the **[*37]** Company to exclude the Proposal would cut against the long-standing policy of the Staff concerning ordinary business matters, and respectfully request that the Staff not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Statement on that basis.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If the Staff requires additional information, please call me at (212) 403-1395.

Sincerely,

Benjamin D. Fackler

EXHIBIT A

Opportunity Partners L.P.
60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

October 14, 2003

Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $ 2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement **[*38]** for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately **[*39]** engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner

Source: Legal > / . . . / > **SEC No-Action, Exemptive & Interpretative Letters**
Terms: **company(bkf capital group)** (Edit Search | Suggest Terms for My Search)
View: Full
Date/Time: Tuesday, January 3, 2006 - 1:18 PM EST



IO-ACT, WSB File No. 0508200020 , Marsh Supermarkets, Inc., (May 08, 2000)

larsh Supermarkets,► Inc.

ublic Availability Date: May 8, 2000
VSB File No. 0508200020
iche Locator No. 3208C5
VSB Subject Category: 77
:eferences:
:ecurities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

.. A shareholder proposal, which recommends that the board of directors of this company engage a nationally ecognized investment banker to explore all alternatives to enhance the value of the company, may be omitted from the ompany's proxy material under rule 14a-8(i)(7)."

[LETTER OF INQUIRY]

April 4, 2000

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re: Rule 14a-8--Request for No-Action Letter for ◄**Marsh Supermarkets,**► Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 ("Rule 14a-8") promulgated under the Securities Exchange Act of 1934, as amended, ◄**Marsh Supermarkets,**► Inc., an Indiana corporation **("Marsh"** or the "Company") requests a no-action letter for the omission of a shareholder proposal (the "Proposal") submitted by Babson Enterprise Fund, Inc. (the "Proponent"). A copy of the Proposal and the Proposal's supporting statement (the "Supporting Statement") are attached as *Appendix A*. The Proposal requests that "the board of directors of the Company immediately consider engaging the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company." For the reasons stated herein, **Marsh** requests confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the Proposal from the Company's Proxy Statement and Form of Proxy to be distributed in connection with the Company's 2000 Annual Meeting of Shareholders (the "2000 Proxy Materials").

Pursuant to Rule 14a-8, we enclose six (6) copies of this letter, a copy of which is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2000 Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having stamped "filed" and returned in the enclosed postage pre-paid envelope. Definitive copies of the 2000 Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 no earlier than June 27, 2000, and the 2000 Annual Meeting of Shareholders is scheduled to occur on or about August 1, 2000.

For the reasons set forth below, ◄**Marsh**► believes that because the subject matter of the proposal deals with matters that relate to the Company's ordinary business operations, it may be omitted from the 2000 Proxy Materials under Rule 14a-8(i)(7).

Ordinary Business

Rule 14a-8(i)(7) allows a registrant to omit from its proxy materials a shareholder proposal "if the proposal deals with a matter relating to the Company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has provided guidance as to the Rule's purpose and application by indicating that:

"the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the Proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight ... the second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

The Proposal calls for the board of directors of the Company (the "Board") to "consider engaging the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company." Maximizing the value of a company is the primary goal of the board of directors of a for-profit corporation. To this end, the Board considers and implements business strategies and oversees the management of the company. Indiana law clearly empowers the Board to make such decisions in the course of the Company's ordinary business.* IC 21-1-33(b) of the Indiana Business Corporation Law (the "IBCL") provides that "all corporate powers shall be exercised by or under the direction of, and the business and affairs of the corporation managed under the direction of, its board of directors." Choosing to retain an investment banker as an advisor on matters of general business strategy (i.e. how best to maximize the Company's value) is a non-extraordinary transaction incident to Board's managerial powers. Regularly the Board decides upon, implements and monitors the progress of business strategies aimed at maximizing the Company's financial performance. Because the task of making such decisions is so fundamental to the role of the Board and is carried out on an ongoing basis, it must be considered part of the Company's ordinary business operations.

* Since ◀**Marsh**▶ is a company incorporated in Indiana, it is governed by Indiana law.

In addition, it should be noted that the Supporting Statement also demonstrates the Proposal's focus on ordinary business operations, including matters of business strategy. In the Supporting Statement, the Proponent expresses dissatisfaction with the rate of appreciation in the Company's stock and suggests that the services of an investment banker are needed because "it is more important than ever ... to have a sound *strategy* for delivering shareholder value in this increasingly competitive environment." (Emphasis supplied). Accordingly, the Supporting Statement also indicates that the Proposal involves the non-extraordinary activity of choosing business strategies.

◀**Marsh**▶ recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, the Division on several occasions has taken the position that shareholder proposals requesting the sale of a registrant relate to an extraordinary event in the life of a corporation and may not be excluded from a registrant's proxy materials. However, consistent with the position expressed by the Division in other instances, **Marsh** submits that no extraordinary matters are raised by the Proposal. Hiring an investment banker to explore alternatives to maximize the Company's value is a routine matter of business strategy. In *Bob Evans Farms, Inc.* (June 23, 1997), where the Division granted the requested no-action relief, the registrant correctly noted that the Division:

"has, on many occasions, taken the position that stockholder proposals that request that a board of directors retain an independent third party (e.g., consultant, investment banker, *etc.*) to advise the board on business strategies and alternatives to maximize stockholder value relate to ordinary business operations and may be omitted."

The Division has consistently allowed registrants to exclude shareholder proposals that seek to require a company's board of directors to retain the services of a third party consultant for the purposes of maximizing shareholder value. Such proposals are generally regarded as relating to non-extraordinary transactions and are considered part of a company's ordinary business operations. For instance, in *Sears, Roebuck and Co.* (February 7, 2000), the proposal at issue requested that the Company "hire an investment banking firm to arrange for the sale of all or parts of the Company." In *The Reader's Digest Association, Inc.* (July 6, 1998), the proposal suggested that the board retain an investment banking firm to evaluate options for reorganization or divestment of any or all company assets as well as any strategic acquisitions. Likewise, in *Bel Fuse Inc.* (April 24, 1991), the registrant sought to exclude a proposal that the company hire investment bankers to explore alternatives for maximizing shareholder value. In the *Statesmen Group, Inc.* (March 22, 1990), the proposal at issue requested that the board of directors hire an investment banker to advise the Company's outside directors on restructuring the company. Finally, in *Integrated Circuits Inc.* (December 27,

1988), the registrant sought to exclude a proposal requesting that the board hire an investment banker for the purpose of evaluating the company and "making recommendations necessary to maximize shareholder value."

The proposals in *Sears, Roebuck and Co.; The Reader's Digest Association, Inc., Bob Evans Farms, Inc., Bel Fuse, Statesman Group* and *Integrated Circuits* each share a common purpose and goal: to require the board of directors to hire a third party to advise it on how best to maximize the company's value. The Division granted the no-action relief requested in each of these situations because the proposals at issue related to non-extraordinary matters that were a part of the company's ordinary business operations. The same logic applies with equal force in the present situation.

Conclusion

To summarize, the Proposal is best viewed as a request that the Board retain a third-party consultant to determine the strategies that will maximize the Company's value. No extraordinary issues are raised by the Proposal. Instead, the Proposal relates to an on-going process undertaken by the Board in the course of its regular management duties. The Board makes decisions with the intent to maximize the Company's value so regularly and with such frequency that such decisions must be regarded as part of the Company's ordinary business.

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proposal is omitted from the 2000 Proxy Materials pursuant to 14a-8(i)(7) because it relates to the ordinary business operations of the Company. Should the Division disagree with our conclusion regarding ommission of the Proposal, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

If you have any questions or wish to discuss any of the views expressed in this letter, please contact me at (615) 742-6211. We look forward to your response on this matter.

Yours very truly,

J. Allen Overby

Enclosures

cc: Babson Enterprise Fund, Inc.

P. Lawrence Butt

[APPENDIX]

Appendix A

Shareholder Proposal

"RESOLVED: that the shareholders of **Marsh Supermarkets,** Inc. (the "Company") recommend and deem it desirable and in their best interest that the board of directors of the Company immediately consider engaging the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company."

Supporting Statement

The Proponent is recommending that the Company's board of directors immediately consider engaging an investment banker to explore all alternatives to enhance the value of the Company as a result of the Company's inability to increase shareholder value during the prior decade. Neither the share price of the Company's stock nor the earnings per share of the Company have appreciated at all during this period. In fact, the Company's Class A shares and Class B shares have declined in value since May 1991 (when the Class B shares were first issued) while the S&P 500 Composite Stock Index and the Russell 2000 Index, two broad based market indices, have appreciated substantially. The S&P Retail Food Chains Group Index, a group of large retail grocets represented in the S&P 500, increased by approximately 50% during this period.

Given the unacceptable performance of the Company during the prior decade, the Proponent believes that it would be appropriate for the board, and beneficial to the Company's shareholders, to subject the Company to an independent evaluation by an outside investment banking firm, to insure that all options to increase shareholder value are objectively evaluated. Moreover, the Proponent believes the time for the board to consider taking such action is now. The rapid consolidation occurring in the ◄**supermarket**► industry and the emergence of new entrants, such as supercenters or e-tailers, makes it more important than ever that mid-sized regional grocers, such as the Company, have a sound strategy for delivering shareholder value in this increasingly competitive environment.

THE PROPONENT URGES YOUR SUPPORT. VOTE FOR THIS RESOLUTION

February 23, 2000

VIA OVERNIGHT MAIL

◄**Marsh Supermarkets,**► Inc.

9800 CrossPoint Boulevard

Indianapolis, Indiana 46256-3350

Attention: Corporate Secretary

Re: Annual Meeting of the

Shareholders of ◄**Marsh Supermarkets,**► Inc. (the "Corporation")

Dear Sir or Madam:

Babson Enterprise Fund, Inc. (the "Proponent") hereby submits the shareholder proposal and the accompanying supporting statement set forth in Appendix A attached hereto for inclusion in the Corporation's proxy material relating to the Annual Meeting of Shareholders to be held on August 1, 2000 (the "Annual Meeting").

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, the Proponent (1) has included herewith hereby a written statement from the Propoent's custodian verifying that the Proponent has continuously held at least $2,000 in market value, or 1% of the Corporation's securities entitled to be voted on the proposal at the Annual Meeting for at least one year as of the date of this letter; and (2) represents that it intends to continue ownership of those securities through the date of the Annual Meeting.

If you have any questions regarding this submission, please contact the undersigned or John E. Deitelbaum at 617-225-3800.

Sincerely,

Babson Enterprise Fund, Inc.

By

Lance F. James. Vice President--Portfolio

[STAFF REPLY LETTER]

May 8, 2000

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: ◄**Marsh Supermarkets,**► Inc.

Incoming letter dated April 4, 2000

The proposal recommends that the board engage a nationally recognized investment banker to explore all alternatives to enhance the value of ◀**Marsh.**▶

There appears to be some basis for your view that ◀**Marsh** may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations. We note that the proposal appears to be directed at **Marsh's** general business strategies and operations. Accordingly, we will not recommend enforcement action to the Commission if **Marsh** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael Ferraro

Attorney-Advisor

ꞁO-ACT, WSB File No. 0129200115 , Vista Bancorp, Inc., (Jan. 22, 2001)

'ista Bancorp,► Inc.

'ublic Availability Date: January 22, 2001
VSB File No. 0129200115
'iche Locator No. 3278C1
VSB Subject Category: 77
Ɩeferences:
ʖecurities Exchange Act of 1934, Section 14(a) ; Rule 14a-8

------------------Washington Service Bureau Summary------------------

...A shareholder proposal, which recommends that this company's board of directors retain a qualified financial advisory ınd bank consulting firm to explore various strategic alternatives for the future of the company, may be omitted from the ːompany's proxy material under rule 14a-8(i)(7)."

[LETTER OF INQUIRY]

December 15, 2000

VIA UPS NEXT DAY AIR

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: ◄Vista Bancorp,► Inc.

Exclusion of Shareholder Proposal

Pursuant to Rule 14a-8(i)(1) and (7)

Ladies and Gentlemen:

We are counsel for **◄Vista Bancorp,►** Inc., **("Vista"),** a New Jersey corporation. On or about October 11, 2000, **Vista** received a letter from Louis Hajdu, a shareholder of **Vista** (the "Proponent"), attaching a proposal (the "Proposal") for inclusion in **Vista** as proxy materials for the 2001 Annual Meeting of Shareholders (the "Proxy Materials").

◄Vista► has determined that it may exclude the Proposal from the Proxy Materials in reliance on Rules 14a-8(i)(1) and (7) under the Securities Exchange Act of 1934, as amended (the "Act"), because the Proposal, if implemented, would shift the role and responsibility to plan and implement future courses of business activities from the **Vista** Board of Directors to an unaffiliated financial advisory and investment banking firm and deals with a matter, *i.e.*, the engagement of a financial advisory and investment banking firm, relating to **Vista's** ordinary business operations. We request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if **Vista** excludes the Proposal from the Proxy Material.

By a copy of this letter, **◄Vista►** is informing the Proponent of **Vista's** intention to exclude the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j) under the Act, we hereby enclose for filing six copies of the following documents:

1. this letter which contains:

a. reasons why the Proposal can be excluded from the Proxy Materials; and

b. to the extent that any such reasons are based on matters of law, our supporting opinion of counsel.

2. the Proposal

I. THE PROPOSAL

The Proposal in its entirety reads as follows:

~"It is recommended to alleviate the question whether the board, management, or stockholders should outline the destiny of ◀**Vista Bancorp,**▶ that a qualified financial advisory and bank consulting firm be retained to explore various strategic alternates [sic] for the future of **Vista Bancorp.** This firm could provide expert outsider advise [sic] for the future direction of **Vista Bancorp,** and provide a knowledgeable synopsis for officers, employees, directors, and shareholders for the direction of the bank. Recommendations and board actions should then be distributed to all stockholders.

Various strategic alternates could include;

1. Internal growth through branching and the possible chartering of new affiliated banks.

2. External growth through the exploration of acquisition opportunities.

3. Exploring the possibility of also called 'merger of equals'.

4. Considering a sale to or merger with a larger financial institution."

II. UNDER THE LAWS OF THE STATE OF NEW JERSEY, THE PROPOSAL IS NOT A PROPER SUBJECT FOR SHAREHOLDER ACTION.

A. The Proposal is improper, because it abrogates the role and responsibility of ◀Vista's▶ Board of Directors imposed under New Jersey law.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal in proxy materials, "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." 17 C.F.R. §240.14a-8(i)(1).

New Jersey law provides that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." N.J. STAT. ANN. §14a:6-1. There is no provision in ◀**Vista's**▶ Amended Certificate of Incorporation or Bylaws which limits or affects the authority of the Board to manage the business. Rather, Article II, Section 201 of **Vista's** Bylaws expressly provides that "the business and affairs of the Corporation shall be managed by its Board of Directors."

In *Brooks v. Standard Oil Co.*, a Federal District Court granted summary judgment in favor of a New Jersey corporation which sought to exclude a shareholder proposal that contemplated that the corporation "intensify its efforts to encourage the development of petroleum reserves" and to "encourage the creation of a stable international regime." 308 F. Supp. 810, 811 (S.D.N.Y. 1969) (attached hereto as "Exhibit A"). When rejecting the inclusion of the proposal, the court examined N.J. Stat. Ann. §14A:6-1 [1], the corporation's bylaws and New Jersey case law, and found that: "[i]t is a well-settled rule of law that questions of business policy devolve upon the officers and directors." *Id.* at 814 (citing *Laradef Corp. v. Federal Seaboard Terra Cotta Corp.*, 131 N.J.Eq. 368, 374, 25 A.2d 433, 437 (1942)).

Similarly, the Staff has consistently held that shareholder proposals mandating or directing a board of directors to hire an investment banker is inconsistent with the board's discretionary authority and that such proposals may be omitted from a company's proxy materials. *See, e.g., Triarc Companies, Inc.*, (April 22, 1999); *The Boeing Company*, (February 18, 1998).

In this case, the Proposal directs ◀Vista▶ to engage an unaffiliated financial advisory and investment banking firm to "alleviate the question whether the board, management or stockholders should outline the destiny of **Vista** ... to explore various strategic alternatives for the future of **Vista....**" As explained above, the shareholders do not have the legal authority to require the Board to delegate its role and responsibility to chart **Vista's** future to an unaffiliated firm. As a result, the Proposal obviates the discretion and power of the Board to consider the interests of **Vista's** other constituencies. Further by delegating its role and responsibility to an unaffiliated firm, the Proposal limits the Board from any consideration of other methods to optimize value outside of the "outline" of the "destiny" established by an unaffiliated firm and contravenes the Board's duty to act in what it reasonably believes to be in **Vista's** best interest.

Accordingly, the Proposal, by requiring the ◀Vista▶ Board to relinquish its responsibilities and duties under New Jersey law to an unaffiliated financial advisory and investment banking firm, is an unlawful abrogation of the Board's authority to manage **Vista's** business and affairs.

III. THE PROPOSAL APPEARS TO RELATE IN PART TO NON-EXTRAORDINARY TRANSACTIONS.

Rule 14a-8(i)(7) permits a registrant to omit from its proxy materials a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." 17 C.F.R. §240.14a-8(i)(7). In 1934 Act Release No. 34-40018 (May 21, 1998), the Commission stated with respect to that provision that:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.... The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal calls for the ◀Vista▶ Board of Directors to retain "a qualified financial advisory and bank consulting firm ... to explore various strategic alternatives for the future of **Vista Bancorp.**" The "various strategic alternatives" span from the mundane ("internal growth through branching and the possible chartering of new affiliated banks") to arguably the extraordinary ("considering a sale to, or merger with, a larger financial institution") and all are focused on increasing growth or enhancing shareholder value. However, the overarching reason cited in the Proposal for retaining a third party advisors to "outline the destiny of **Vista Bancorp.**"

We understand that shareholder proposals relating to extraordinary events generally may *not* be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(7). However, the Staff has consistently concluded that the hiring of a third party advisor to explore "strategic alternatives", even where some of the proposed strategic alternatives are of an extraordinary nature, is not an extraordinary matter in and of itself, but rather is a routine matter of business strategy. As a result, the Staff has repeatedly permitted registrants to exclude shareholder proposals that call for a company's board of directors to retain the services of a third party consultant for the purpose of enhancing shareholder value.

Numerous no-action letters reflect the Staff's view that proposals relating to hiring advisors to counsel a board of directors on strategic growth alternatives are generally regarded as relating to non-extraordinary matters and are considered part of the registrant's ordinary business. For example, in *Bowl America Incorporated* (September 19, 2000), the Staff concluded that a proposal to retain an investment banker to recommend "ways ... to enhance shareholder value" could be excluded under Rule 14a-8(i)(7) as the "proposal relates in part to corporate actions that are not extraordinary." Also, in *Marsh Supermarkets, Inc.* (April 4, 2000), the Staff stated that a proposal recommending "that the Board engage a nationally recognized investment banker to explore all alternatives to enhance the value of Marsh" could be excluded under Rule 14a-8(i)(7) "as relating to its ordinary business." The incoming letter in *Marsh* correctly observed:

Choosing to retain an investment banker as an advisor on matters of general business strategy (i.e., how best to maximize the company's value) is a non-extraordinary transaction incident to the Board's managerial powers. Regularly, the Board decides upon, implements and monitors the progress of business strategies aimed at maximizing the Company's financial performance. Because the task of making such decisions is so fundamental to the role of the Board and is carried out on an ongoing basis, it must be considered part of the Company's ordinary business operations.

This reasoning is echoed in each of the following no-action letters where the Commission granted the requested no-action relief pursuant to Rule 14a-8(i)(7) because the proposals were deemed to relate to non-extraordinary matters that constituted part of the registrant's ordinary business operations even though, in some cases, the proposals suggested both ordinary and extraordinary courses of action. In *NACCO Industries, Inc.* (March 29, 2000), the proposal recommended that the "the board of directors immediately engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of the Company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the Company." In *Sears, Roebuck and Co.* (February 7, 2000), the proposal requested that the registrant "hire an investment banking firm to arrange for the sale of all or parts of the Company." In *The Reader's Digest Association, Inc.* (July, 6, 1998), the proposal recommended that the board retain an investment banking firm to evaluate options for reorganization or divestment of any or all company assets as well as any strategic acquisitions." Similarly, in *Bell Fuse Inc.* (April 24, 1991) the registrant sought to exclude a proposal that the registrant hire investment bankers to explore alternatives for maximizing shareholder value. In *Statesman Group, Inc.* (March 22, 1990), the proposal requested that the Board of Directors hire an investment banker to advise the registrant's outside directors on restructuring the company. Finally, in *Integrated Circuits Inc.* (December 27, 1988), the registrant sought to exclude a proposal requesting that the board hire an investment banker for the purpose of evaluating the company and "making recommendations necessary to maximize shareholder value."

The Proposal here requests that the ◀**Vista**▶ Board of Directors take only one action--retain a qualified advisory and bank consulting firm "to explore various strategic alternatives for the future of **Vista Bancorp.**" As stated above, no extraordinary issues are raised by the Proposal. It is the very function of **Vista's** Board of Directors "to explore the various strategic alternatives" and to "outline the destiny of **Vista Bancorp.**" Likewise, the decision to retain an outside advisor to assist the Board on general business strategy (*i.e.*, how to best maximize shareholder value") is a non-extraordinary transaction incident to the Board's managerial powers.

IV. CONCLUSION.

On behalf of ◀**Vista,**▶ we respectfully request the concurrence of the Staff that **Vista** may exclude the Proposal from **Vista's** Proxy Materials pursuant to Rules 14a-8(i)(1) and (7). To the extent the reasons discussed above are based on matters of law, this letter constitutes our legal opinion.

Should the Staff wish to discuss this matter or require any additional information, please contact the undersigned or my associate, Michael F. Consedine (717-257-7502). Kindly date-stamp a copy of this letter provided and mail it to us in the self-addressed stamped envelope also provided.

Sincerely,

John B. Lampi

Enclosures

[APPENDIX]

It is recommended, to alleviate the question whether the board, management, or stockholders should outline the destiny of ◀***Vista Bancorp,***▶ *that a qualified financial advisory and bank consulting firm be retained to explore various strategic alternates for the future of* ***Vista Bancorp.*** *This firm could provide expert outsider advise for the future direction of* ***Vista Bancorp,*** *and provide a knowledgeable synopsis for officers, employees, directors, and shareholders for the direction of the bank. Recommendations and board actions should then be distributed to all stockholders.*

Various strategic alternates could include;

1. Internal growth through branching and the possible chartering of new affiliated banks.

2. External growth through the exploration of acquisition opportunities.

3. Exploring the possibility of a so called "merger of equals.

4. Considering a sale to, or merger with, a larger financial institution.

October 10, 2000

Ms. Jill Pursell, Assistant Vice President/Secretary

◀***Vista Bancorp,***▶ *Inc.*

305 Roseberry Street

P.O. Box 5360

Phillipsburg, N.J. 08865-5360

Re: Year 2001 Proxy Statement

Dear Ms. Pursell:

As a significant stockholder of ◀***VISTA,***▶ *I would like to have the attached one proposal included in* ***VISTA'S*** *2001 proxy statement and to be considered at the 2001 annual meeting. I believe this proposal is properly drafted and is entitled to be published in the next proxy statement. If, however, the company believes this proposal is deficient in any way, please notify me immediately of the specific deficit in time for me to make the necessary corrections.*

Sincerely Yours,

Louis Hajdu

Attachment

Certified Mail No. 7099 3400 000 8677 8497

[STAFF REPLY LETTER]

January 22, 2000

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: ◀**Vista Bancorp,**▶ Inc.

Incoming letter dated December 15, 2000

The proposal recommends that the board of directors retain a qualified financial advisory and bank consulting firm to explore various strategic alternatives for the future of ◀**Vista.**▶

There appears to be some basis for your view that ◀**Vista** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to relate in part to non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if **Vista** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position. We have not found it necessary to reach the alternative basis for exclusion upon which **Vista** relies.

Sincerely,

Michael D. V. Coco

Attorney-Advisor

When discharging their duties in the best interests of the corporation and considering the effects of any action on shareholders, directors of New Jersey corporations may also consider the following: "(a) the effects of the action on the orporation's employees, suppliers, creditors and customers; (b) the effects of the action on the community in which the orporation operates; and (c) the long term as well as short term interests of the corporation and its shareholders, ıcluding the possibility that these interests may best be served by the continued independence of the corporation." N.J. ;tat. Ann. §14A:6-1(2).

!ON: SFH01 WSB#0129200115 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A16b64c67-ea47-3491-acaf-b66374155a2&KT=L&fNoLFN=TRUE& SFH01 #2298 [SEC-ALNK]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Franklin Corporation
Incoming letter dated December 29, 2005

The proposal requests that the board of directors engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and further requests that the board take all other steps necessary to actively seek a sale or merger of First Franklin.

We are unable to concur in your view that First Franklin may exclude the proposal under rule 14a-8(i)(7). Accordingly, it is our view that First Franklin may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel